     As Filed with the Securities and Exchange Commission on July 31, 2003


                                    Registration File Nos. 333-102233 811-04234

================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------

                                   FORM N-6


           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [_]

                       Pre-Effective Amendment No. 1               [X]

                       Post-Effective Amendment No.                [_]

                                   and/or

           REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY
                                 ACT OF 1940                       [_]

                               Amendment No. 8                     [X]


                       (Check appropriate box or boxes)

                        MONY America Variable Account L
                          (Exact name of registrant)

                    MONY Life Insurance Company of America
                              (Name of depositor)

                                 1740 Broadway
                           New York, New York 10019
             (Address of depositor's principal executive offices)
       Depositor's Telephone Number, including Area Code: (212) 708-2000


               Arthur D. Woods, Esq.            Copy to:
                MONY Life Insurance       Stephen E. Roth, Esq.
                      Company
                   1740 Broadway           Sutherland Asbill &
                                               Brennan LLP
             New York, New York 10019   1275 Pennsylvania Avenue,
                                                  N.W.
               (Name and address of         Washington, D.C.
                agent for service)             20004-2415




                               -----------------

   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                               -----------------

   Title of Securities Being Registered: Units of Interest in a Separate Account under Group Flexible Premium Variable Life Insurance Policies.

================================================================================

                        MONY AMERICA VARIABLE ACCOUNT L
                                  PROSPECTUS

  DATED AUGUST   , 2003 FOR A GROUP FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                                    POLICY


                                   Issued by
                    MONY Life Insurance Company of America
                                 1740 Broadway
                           New York, New York 10019

This prospectus describes a group flexible premium variable life insurance policy offered by MONY Life Insurance Company of America ("we," "us," "our," or the "Company"). We designed the Policy for use in corporate owned life insurance programs, and offer it to corporations and to similar organizations operating under the banking laws of the United States or one or more states of the United States. The Policy provides life insurance protection and premium flexibility. When we issue a Policy, we will issue a certificate of insurance each time an employee is insured under the Policy.

We offer two death benefit options. As long as a certificate is in force, we guarantee that the death benefit will never be less than the amount specified in the certificate adjusted by any requested increases or decreases in insurance protection, and less any debt owed us.

Investments (premium payments) may accumulate on a variable basis, fixed basis, or both. If you choose the variable option, we will invest your premium payments in your choice of subaccounts of our variable account. Each subaccount invests in shares of the following portfolios:


                                       INVESCO Variable
            The Alger American Fund    Investment Funds, Inc.
             .   Alger American         .   INVESCO
                 Balanced Portfolio         VIF--Financial
                                            Services Fund
             .   Alger American
                 MidCap Growth          .   INVESCO VIF--Health
                 Portfolio                  Sciences Fund
            Dreyfus Investment          .   INVESCO
            Portfolios                      VIF--Telecommunications
                                            Fund
             .   Small Cap Stock
                 Index Portfolio       Janus Aspen Series
            Dreyfus Variable            .   Capital Appreciation
            Investment Fund                 Portfolio
             .   Appreciation           .   Flexible Income
                 Portfolio                  Portfolio
             .   International Value    .   International Growth
                 Portfolio                  Portfolio
            Enterprise Accumulation     .   Worldwide Growth
            Trust                           Portfolio
             .   Growth Portfolio       .   Mid Cap Value
                                            Portfolio
             .   Small Company Growth
                 Portfolio             Lord Abbett Series Fund
             .   Small Company Value    .   Bond-Debenture
                 Portfolio                  Portfolio
             .   Total Return           .   Mid-Cap Value
                 Portfolio                  Portfolio
            Fidelity Variable          MFS(R) Variable Insurance
            Insurance Products (VIP)   Trust/SM/
             .   Asset Manager/SM/      .   MFS(R) New Discovery
                 Portfolio                  Series
             .   ContraFund(R)          .   MFS(R) Total Return
                 Portfolio                  Series
                                        .   MFS(R) Utilities
             .   Growth Portfolio           Series
             .   Growth and Income
                 Portfolio

             MONY Series Fund, Inc.     Vanguard(R) Variable
                                        Insurance Fund
              .   Government
                  Securities Portfolio   .   Balanced Portfolio
              .   Intermediate Term      .   Capital Growth
                  Bond Portfolio             Portfolio
              .   Long Term Bond         .   Diversified Value
                  Portfolio                  Portfolio
             PIMCO Variable Insurance    .   Equity Income
             Trust                           Portfolio
              .   Global Bond Portfolio  .   Equity Index
                                             Portfolio
              .   Real Return Portfolio  .   Growth Portfolio
             T. Rowe Price Equity        .   High Yield Bond
             Series, Inc.                    Portfolio
              .   Equity Income          .   International
                  Portfolio                  Portfolio
              .   Mid-Cap Growth         .   Mid-Cap Index
                  Portfolio                  Portfolio
              .   Personal Strategy      .   Money Market
                  Balanced Portfolio         Portfolio
             The Universal
             Institutional Funds, Inc.   .   REIT Index Portfolio
              .   Core Plus Fixed        .   Short-Term Corporate
                  Income Portfolio           Portfolio
              .   Emerging Markets       .   Small Company Growth
                  Debt Portfolio             Portfolio
              .   Emerging Markets       .   Total Bond Market
                  Equity Portfolio           Index Portfolio
              .   Equity Growth          .   Total Stock Market
                  Portfolio                  Index Portfolio
              .   Global Value Equity
                  Portfolio
              .   Value Portfolio




You bear the investment risk if you allocate your premium payments to the variable account.

If you choose the fixed option, we will invest your premium payments in the guaranteed interest account where your payments will grow at a gross effective annual rate of at least 3.0%. We take the investment risk of premium payments allocated to the guaranteed interest account.

The amount of life insurance may, and your Policy's value will, depend on the investment experience of the options you choose.

If you already own a life insurance policy, it might not be to your advantage to replace your existing insurance coverage with this Policy or to finance the purchase or maintenance of this Policy through a loan or through withdrawals from another policy.

An investment in this Policy is not a bank deposit. Neither the U.S. government nor any governmental agency insures or guarantees your investment in the Policy.

The Securities and Exchange Commission (the "SEC") has not approved or disapproved this Policy or determined that this prospectus is accurate or complete. Anyone who tells you otherwise is committing a federal crime.

                               TABLE OF CONTENTS


             BENEFITS AND RISKS SUMMARY........................  1
              Policy Benefits..................................  1
                Life Insurance Protection......................  1
                Cash Benefits..................................  1
                Variety of Investment Options..................  2
                Dollar-Cost Averaging..........................  2
                Portfolio Rebalancing..........................  2
                Supplemental Insurance Benefits................  2
              Policy Risks.....................................  2
                Possible Adverse Tax Consequences..............  2
                Termination....................................  3
                Partial Surrender Limitations..................  3
                Effects of Loans...............................  3
                Policy is Only Suited for Long-Term Investment.  3
              Portfolio Risks..................................  3
                Fee Table......................................  4
             MONY LIFE INSURANCE COMPANY OF AMERICA............  9
             MONY AMERICA VARIABLE ACCOUNT L...................  9
                Changes To The Variable Account................ 10
             THE PORTFOLIOS.................................... 10
                Your Right To Vote Portfolio Shares............ 15
                Disregard Of Voting Instructions............... 15
             THE GUARANTEED INTEREST ACCOUNT................... 15
             THE POLICY........................................ 16
                Applying For A Policy.......................... 16
                Binder Agreement............................... 17
                Backdating..................................... 17
                Underwriting................................... 17
                Owner.......................................... 17
                Refund Privilege............................... 17
             PREMIUMS.......................................... 18
                General........................................ 18
                Initial Premium................................ 18
                Tax-Free "Section 1035" Exchanges.............. 18
                Scheduled Premiums............................. 18
                Unscheduled Premiums........................... 19
                Repayment Of Debt.............................. 19
                Allocating Premiums............................ 19
             HOW YOUR POLICY VALUE VARIES...................... 20
                Policy Value................................... 20
                Cash Surrender Value........................... 20
                Subaccount Values.............................. 20
                Subaccount Unit Value.......................... 20
                Guaranteed Interest Account Value.............. 21
             TRANSFERS......................................... 21
                Transfers By Third Parties..................... 22
             DEATH BENEFITS.................................... 22
                Amount Of Death Benefit Proceeds Payable....... 22
                Death Benefit Options.......................... 22
                How We Determine The Death Proceeds............ 24

   Changing Death Benefit Options.......................................... 24
   Changing The Target Death Benefit....................................... 25
   Increases............................................................... 25
   Decreases............................................................... 26
OPTIONAL INSURANCE BENEFITS................................................ 26
   Flexible Term Insurance Rider........................................... 27
   Enhanced Cash Surrender Value Rider..................................... 27
SURRENDERS AND PARTIAL SURRENDERS.......................................... 28
   Surrenders.............................................................. 28
   Partial Surrenders...................................................... 28
   Effect Of Partial Surrenders On Policy Value And Death Benefit Proceeds. 29
LOANS...................................................................... 29
   Effects Of Loans........................................................ 30
TERMINATION................................................................ 30
   General................................................................. 30
   Amounts You Must Pay To Prevent Lapse................................... 30
   A Certificate Will Remain In Effect During The Grace Period............. 30
   Reinstatement........................................................... 30
PAYMENTS................................................................... 31
CHARGES AND DEDUCTIONS..................................................... 32
   Deductions From Premium Payments........................................ 32
   Deductions From Policy Value - The Monthly Deductions................... 33
   Transaction Charges..................................................... 35
TAX CONSIDERATIONS......................................................... 35
   Introduction............................................................ 35
   Tax Status of a Certificate............................................. 35
   Tax Treatment of Policy Benefits........................................ 36
OTHER POLICY INFORMATION................................................... 39
   Exchange Privilege...................................................... 39
 Misstatement of Age or Gender............................................. 39
 Suicide Exclusion......................................................... 39
 Incontestability.......................................................... 39
   Settlement Options...................................................... 39
   Legal Proceedings....................................................... 40
ADDITIONAL INFORMATION..................................................... 40
   Sale Of The Policies.................................................... 40
   Other Information....................................................... 40
POLICY ILLUSTRATIONS....................................................... 41
PERFORMANCE INFORMATION.................................................... 41
FINANCIAL STATEMENTS....................................................... 41
GLOSSARY................................................................... 42
STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS...................... 45


This Prospectus does not constitute an offering in any jurisdiction in which such offering may not be lawfully made.

                          BENEFITS AND RISKS SUMMARY

This summary provides you with a brief overview of the benefits and risks associated with the Policy. You should read the entire Prospectus before purchasing the Policy. Important details regarding the Policy are contained in other sections of this Prospectus. Please consult your agent and refer to your Policy for details. A few of the Policy features listed below may not be suitable for your particular situation. For your convenience, we have defined certain terms we use in the Glossary at the end of the Prospectus.
Policy Benefits

Life Insurance Protection


..  The Policy provides a means for Owners to accumulate Cash Values and Death
   Benefits. Proceeds under the Policy can pass free of federal and state income tax at the death of an Insured.



.. We will pay a Death Benefit to the Beneficiary after the death of an Insured while a certificate is in effect. There are three decisions you must make about the Death Benefit. First, when you apply for your Policy, you must decide which death benefit compliance test you would like for all Insureds - the Cash Surrender Value Accumulation Test or the Guideline Premium/Cash Value Corridor Test. Second, you must decide how much life insurance coverage (the Specified Amount and any flexible term insurance you add by rider) you need on each Insured's life. Finally, you must choose a Death Benefit option for all Insureds.


.. We offer two Death Benefit options. Under Option A, the Death Benefit equals the greater of: (1) the Specified Amount in force on the Insured's date of death plus any flexible term insurance added by rider; or (2) the Policy Value (plus any Enhanced Cash Surrender Value) on the date of death multiplied by a death benefit percentage. Under Option B, the Death Benefit equals the greater of: (1) the Specified Amount in force on the Insured's date of death plus any flexible term insurance added by rider, plus Policy Value on the date of death; or (2) the Policy Value (plus any Enhanced Cash Surrender Value) on the date of death multiplied by a death benefit percentage.

.. You may change the Specified Amount and the Death Benefit option that you selected.

.. During the grace period, your Policy (including the Death Benefit) will remain in effect subject to certain conditions. See "Termination."

Cash Benefits

.. You may borrow against your Policy for up to 90% of Policy Value less any Debt on the date of the loan. If you do, we will transfer an amount equal to the loan from the Subaccounts and the Guaranteed Interest Account to the Loan Account as collateral for the loan. We charge interest on the loan, and we credit interest on amounts in the Loan Account. We deduct Debt (i.e., the amount of your loan plus interest due) from Death Benefit Proceeds and from the amount you receive at surrender. A loan may have tax consequences.

.. You may request a partial surrender at any time after the first certificate year. Partial surrenders must be for at least $500. A partial surrender may decrease the Specified Amount and may decrease your Death Benefit. Also, a partial surrender may have tax consequences.

.. You can surrender your Policy at any time for its Cash Surrender Value. A surrender may have tax consequences.

..  You decide how we pay Proceeds under the Policy. We may pay the Cash
   Surrender Value and the Death Benefit Proceeds as a lump sum or under one of our settlement options.

Variety of Investment Options

..  After we deem the refund privilege to have ended, you may allocate Net
   Premiums (your premium payment less the deductions we take) among the Subaccounts and the Guaranteed Interest Account.

.. The Subaccounts invest in a wide variety of Funds that cover a broad spectrum of investment objectives and risk tolerances. Amounts invested in the Subaccounts will go up and down in value depending on the investment experience of the Fund portfolio in which the Subaccount invested.

.. The Guaranteed Interest Account is part of our General Account. We will credit interest at a gross effective annual rate of at least 3.0% on amounts invested in the Guarantee Interest Account.

..  As your needs or financial goals change, you can change your investment mix.
   You may transfer Policy Value among any of the Subaccounts or between the Subaccounts and the Guaranteed Interest Account while continuing to defer current income taxes.

Dollar-Cost Averaging

.. Under our dollar-cost averaging program, you may transfer Policy Value on a monthly or quarterly basis from the Vanguard VIF Money Market Subaccount to any other Subaccount through written request or other method acceptable to us. By investing the same amount on a regular basis, concerns about the market could be lessened. This strategy, however, does not guarantee that any Fund will gain in value, and does not protect against a decline in value if market prices fall.

Portfolio Rebalancing

.. Our portfolio rebalancing program may help prevent a well-conceived investment strategy from becoming diluted over time. Investment performance will likely cause the allocation percentages you originally selected to shift. With this program, you may instruct us to periodically reallocate values in your Policy. The program, however, does not guarantee a gain or protect against an investment loss.

Supplemental Insurance Benefits

..  You may add additional insurance and other benefits to your Policy by rider.
   Please see "Other Benefits" for a description of the other optional benefits that we offer.

Policy Risks

Possible Adverse Tax Consequences


.. We expect that a certificate issued under a Policy will generally be deemed a life insurance contract under federal tax law, and that the Death Benefit paid to the Beneficiary will generally not be subject to federal income tax. However, due to lack of guidance, there is less certainty in this regard with respect to certificates issued on a substandard basis.



.. Depending on the total amount of premiums you pay, the certificate may be treated as a modified endowment contract (MEC) under federal tax laws. If this occurs, partial or full surrenders, pledges, as well as Policy loans, will be taxable as ordinary income to the extent there are earnings in the certificate. In addition, a 10% penalty tax may be imposed on certain full and partial surrenders, pledges and loans. If the certificate is not treated as a MEC, full and partial surrenders will generally not be subject to tax to the extent of your investment in the certificate. Amounts in excess of your investment in the certificate, while subject to tax as ordinary income, will not be subject to a 10% penalty tax. You should consult a qualified tax advisor for assistance in all tax matters involving your Policy.



.. New tax reporting and information maintenance regulations may apply to the Policy. For further information, see the discussion under the heading "Tax Shelter Regulations in Tax Considerations."

Termination

.. If the value of a certificate can no longer cover the certificate's monthly deduction and any loan interest due, the certificate will be in default and a grace period will begin. There is a risk that if partial surrenders, loans, and charges reduce Cash Surrender Value to too low an amount and/or if the investment experience of your selected Subaccounts is unfavorable, then the certificate could terminate. In that case, the Owner will have a 61-day grace period to make a sufficient payment. If you do not make a sufficient payment before the grace period ends, the certificate will terminate without value; all rights and benefits under that certificate, including insurance coverage, will end. After termination, you may reinstate that certificate within five years subject to certain conditions.

Partial Surrender Limitations

.. The minimum partial surrender amount is $500 (plus its applicable partial surrender fee). Partial surrenders may reduce the Death Benefit and the Specified Amount in a certificate, and will reduce the Policy Value of a certificate. Federal income taxes and a penalty tax may apply to partial surrenders.


Effects of Loans



.. A loan, whether or not repaid, will affect a certificate's Policy Value over time because we transfer the amount of the loan from the Subaccounts and/or the Guaranteed Interest Account to the Loan Account and hold it as collateral. We then credit a fixed interest rate to the loan collateral. As a result, the loan collateral does not participate in the investment results of the Subaccounts and does not participate in the interest credited to the Guaranteed Interest Account. The longer the loan is outstanding, the greater the effect is likely to be. Depending on the performance of the Subaccounts and the extent, if any, of the difference in the interest rates credited to the Guaranteed Interest Account and the Loan Account, the effect could be favorable or unfavorable.



.. A loan also reduces Death Benefit Proceeds. A loan could make it more likely that a certificate would terminate. There is a risk that the loan will reduce your Cash Surrender Value to an amount that will cause a certificate to lapse, resulting in adverse tax consequences. You must submit a sufficient payment during the grace period to avoid the certificate's termination without value and the end of insurance coverage.



Policy is Only Suited for Long-Term Investment


.. We designed the Policy to meet long-term financial goals. You should not purchase this Policy if you intend to surrender all or part of your Policy Value in the near future.

Portfolio Risks

Each certificate's value will depend upon the investment performance of the Fund portfolios and allocation percentages you choose. If those portfolios perform poorly, the value of a certificate will decrease. Values allocated to the portfolios are not guaranteed. Because we continue to deduct charges from Policy Value, if investment results are too low, the Cash Surrender Value of a certificate under your Policy may fall to zero. In that case, the certificate will terminate without value and insurance coverage will no longer be in effect, unless you make an additional payment sufficient to prevent a termination during the 61-day grace period. On the other hand, if investment experience is sufficiently favorable and you have kept the certificate in force for a substantial time, you may be able to draw upon Policy Value through partial surrenders and Policy loans. Poor investment performance may also lower the amount of the Death Benefit payable under a certificate. The Funds provide a comprehensive description of the risks of each portfolio in their prospectuses.

Fee Table

The following tables describe the fees and expenses that an Owner may pay when buying and owning the Policy and the certificates issued under it. If the amount of the charge depends on the personal characteristics of the Insured or the group that purchased the Policy, then the fee table lists the minimum and maximum charges we assess under the Policy, and the fees and charges of an Insured with the characteristics set forth below. These charges may not be typical of the charges you will pay.

The first table describes the fees and expenses that an Owner will pay when buying the Policy and the certificates issued under it, paying premiums, making cash withdrawals from a certificate, or transferring Policy Value among the Subaccounts and the Guaranteed Interest Account.


                                          Transaction Fees
------------------------------------------------------------------------------------------
                                                                     Maximum Guaranteed
              Charge                   When Charge Is Deducted           Charge/2/
------------------------------------------------------------------------------------------
Percentage of Premium Sales Load/1/ Upon receipt of each           10% of premium paid
                                    premium payment
------------------------------------------------------------------------------------------
DAC Tax Charge/3/                   Upon receipt of each           5.0% of premium paid
                                    premium payment
------------------------------------------------------------------------------------------
Premium Tax Charge                  Upon receipt of each           5.0% of premium paid
                                    premium payment
------------------------------------------------------------------------------------------
Partial Surrender Fee               Upon a partial surrender       The lesser of $25 or 2%
                                    under a certificate            of the amount
                                                                   surrendered
------------------------------------------------------------------------------------------
Transfer Fee                        Upon transfer of Policy        $25 per transfer
                                    Value after the 12th transfer
                                    in a certificate year
------------------------------------------------------------------------------------------
Reinstatement Fee                   At the time the certificate is $150
                                    reinstated
------------------------------------------------------------------------------------------



/(1)/The maximum guaranteed percentage of premium sales load under your Policy will depend on our distribution expenses. Our distribution expenses may be affected by the characteristics of the group (such as the Insureds' issue ages, genders and risk classes) insured under the Policy and the duration of each certificate and may change over time. The amount of the percentage of premium sales load also under a particular certificate may vary with premium payments that are in excess of Target Premium. You may obtain more information about each certificate's percentage of premium sales load by contacting us.


/(2)/The maximum guaranteed charge may be lower for your Policy. Please see each certificate's schedule pages for more information.


/(3)/We reserve the right to increase the charge for taxes due to any change in tax law or due to any change in the cost to us.


                                  *    *    *

The next two tables describe the fees and expenses that you will pay periodically during the time that you own the Policy and the certificates issued under it, not including portfolio fees and expenses.


                    Periodic Charges Other Than Portfolio Operating Expenses
----------------------------------------------------------------------------------------------------
                                                                               Maximum Guaranteed
                 Charge                          When Charge Is Deducted           Charge/2/
----------------------------------------------------------------------------------------------------

Cost of Insurance Charge/4/                  On Certificate Issue Date, the
                                             effective date of each coverage
                                             segment/6/, and each Monthly
                                             Anniversary Day thereafter

..  Minimum and Maximum                                                       $.08 to $83.33 per
    Charges/5/                                                               $1,000 of Net Amount
                                                                             at Risk/7/

..  Charge for a 50 year-old male                                             $.61 per $1,000 of Net
    non-smoking Insured; second                                              Amount at Risk
    certificate year; certificate issued
    on a guaranteed issue basis
----------------------------------------------------------------------------------------------------

Monthly Administrative and Sales             On Certificate Issue Date, the
Expense Charge/8/                            effective date of each coverage
                                             segment, and each Monthly
                                             Anniversary Day thereafter

..  Minimum and Maximum                                                       $5 per $1,000 of
    Charges                                                                  Specified Amount

..  Charge for a 50 year-old male                                             $5 per $1,000 of
    Insured; issued as part of a                                             Specified Amount
    Policy with 20 certificates, each
    certificate with an annual
    premium of $10,000; fifth
    certificate year; maximum
    distribution costs associated with
    the Policy
----------------------------------------------------------------------------------------------------

Asset-Based Charge/9/                        On Certificate Issue Date and   1.0% annually of Policy
                                             each Monthly Anniversary Day    Value
                                             thereafter
----------------------------------------------------------------------------------------------------

Monthly Policy Charge                        On Certificate Issue Date and   $5.00
                                             each Monthly Anniversary Day
                                             thereafter
----------------------------------------------------------------------------------------------------



/(4)/The cost of insurance charge and the cost of insurance charge for the Flexible Term Insurance Rider assessed under any certificate depends on the Insured's issue age (or age on the effective date of increase of Specified Amount), gender, risk class, and the duration of the certificate (or the increase in Specified Amount). The cost of insurance charge shown in the table may not be representative of the charge that a particular Owner will pay. Please see each certificate's schedule pages for more information about the guaranteed cost of insurance charge that applies to a particular certificate. You may obtain more information about each certificate's cost of insurance charge by contacting us.


/(5)/The minimum guaranteed cost of insurance charge and the minimum guaranteed cost of insurance charge for the Flexible Term Insurance Rider assumes an Insured with the following characteristics: female, nonsmoker, and age 20. The maximum guaranteed cost of insurance charge and the maximum guaranteed cost of insurance charge for the Flexible Term Insurance Rider assumes an Insured with the following characteristics: all Insureds attained age 99.


/(6)/A coverage segment is the initial Specified Amount; each increase in Specified Amount is its own coverage segment.

/(7)/The maximum charge does not reflect any additional rating. A rating is an increased charge levied by an insurance company to reflect the increased risks it assumes because of the health status of the Insured.


/(8)/The monthly administrative and sales expense charge assessed under any certificate depends on the Insured's issue age (or age on the effective date of increase of Specified Amount), gender, certificate duration (or the duration of the increase in Specified Amount), and Specified Amount. In addition, the monthly administrative and sales expense charge may vary with the characteristics of the group insured under the Policy and our distribution costs. The monthly administrative and sales expense charge shown in the table may not be representative of the charge that a particular Owner will pay. Please see each certificate's schedule pages for more information about the maximum monthly administrative and sales expense charge that applies to a particular certificate. You may obtain more information about each certificate's monthly administrative and sales expense charge by contacting us.


/(9)/The asset-based charge assessed under each certificate will vary based on the certificate year and the premiums paid under the certificate. In addition, the asset-based charge will vary with our distribution costs which may change over time and the characteristics of the group insured under the Policy.



                                    Optional Rider Charges
-------------------------------------------------------------------------------------------------
                                                                             Maximum Guaranteed
                 Charge                         When Charge Is Deducted          Charge/2/
-------------------------------------------------------------------------------------------------

Cost of Insurance Charge for Flexible        On Certificate Issue Date and
Term Insurance Rider/4/                      each Monthly Anniversary Day
                                             thereafter

..  Minimum and Maximum                                                     $.08 to $83.33 per
    Charges/5/                                                             $1,000 of Net Amount
                                                                           at Risk

..  Charge for a 50 year-old male                                           $.61 per $1,000 of Net
    non-smoking Insured; second                                            Amount at Risk
    certificate year; certificate issued
    on a guaranteed issue basis
-------------------------------------------------------------------------------------------------

Enhanced Cash Surrender Value                No Charge                     No Charge
Rider
-------------------------------------------------------------------------------------------------




                                  *    *    *


The following table shows the range of the total fees and expenses charged by the portfolios in which the Subaccounts invest. The purpose of the table is to assist you in understanding the various costs and expenses that you will bear indirectly by investing in the Subaccounts. The table reflects the minimum and maximum charges for the portfolios for the fiscal year ended December 31, 2002. Expenses of the portfolios may be higher or lower in future years than the figures stated below. For more information about the fees and expenses described in this table, see the prospectuses for the portfolios which accompany this Prospectus.



              Annual Portfolio Operating Expenses     Minimum Maximum
           ----------------------------------------------------------
           Total Annual Portfolio Operating Expenses*  0.18%   1.93%
           ----------------------------------------------------------


* Total annual portfolio operating expenses are expenses that are deducted from portfolio company assets, including management fees, distribution and/or service 12b-1 fees, and other expenses.

The following table shows the fees and expenses charged by each portfolio for the fiscal year ended December 31, 2002.


   Annual Portfolio Operating Expenses for the Year Ended December 31, 2002
                    (as a percentage of average net assets)




                                                     Distribution                                   Contractual
                                                         and                  Gross      Amount of   Net Total
                                          Management   Service     Other   Total Annual Contractual   Annual
                                             Fees    (12b-1) Fees Expenses   Expenses     Waiver     Expenses
                                          ---------- ------------ -------- ------------ ----------- -----------
The Alger American Fund--Class 0 Shares
Alger American Balanced Portfolio........   0.75%         N/A      0.12%      0.87%
Alger American MidCap Growth Portfolio...   0.80%         N/A      0.13%      0.93%

Dreyfus Investment Portfolios--Service
Shares
Small Cap Stock Index Portfolio/10/......   0.35%       0.25%         0%      0.60%

Dreyfus Variable Investment Fund--Initial
Shares
Appreciation Portfolio...................   0.75%         N/A      0.03%      0.78%
International Value Portfolio/11/........   1.00%         N/A      0.47%      1.47%        0.07%       1.40%

Enterprise Accumulation Trust
Growth Portfolio.........................   0.75%         N/A      0.35%      1.10%
Small Company Growth Portfolio...........   1.00%         N/A      0.36%      1.36%
Small Company Value Portfolio............   0.80%         N/A      0.36%      1.16%
Total Return Portfolio/12/...............   0.55%         N/A      0.45%      1.00%        0.35%        0.65%

Fidelity Variable Insurance Products
(VIP)--Initial Class
Asset Manager/SM/ Portfolio..............   0.53%         N/A      0.10%      0.63%
ContraFund(R) Portfolio..................   0.58%         N/A      0.10%      0.68%
Growth Portfolio.........................   0.58%         N/A      0.09%      0.67%
Growth and Income Portfolio..............   0.48%         N/A      0.11%      0.59%

INVESCO Variable Investment Funds, Inc.
INVESCO VIF--Financial Services Fund.....   0.75%         N/A      0.34%      1.09%
INVESCO VIF--Health Sciences Fund........   0.75%         N/A      0.32%      1.07%
INVESCO VIF--Telecommunications
  Fund...................................   0.75%         N/A      0.47%      1.22%

Janus Aspen Series--Institutional Shares
Capital Appreciation Portfolio...........   0.65%         N/A      0.02%      0.67%
Flexible Income Portfolio................   0.61%         N/A      0.05%      0.66%
International Growth Portfolio...........   0.65%         N/A      0.09%      0.74%
Worldwide Growth Portfolio...............   0.65%         N/A      0.05%      0.70%

Janus Aspen Series--Service Shares
Mid Cap Value Portfolio/10/..............   0.65%       0.25%      0.44%      1.34%

Lord Abbett Series Fund--Class VC
Bond-Debenture Portfolio/13/.............   0.50%         N/A      0.80%      1.30%        0.40%       0.90%
Mid-Cap Value Portfolio/13/..............   0.75%         N/A      0.40%      1.15%

   Annual Portfolio Operating Expenses for the Year Ended December 31, 2002


                    (as a percentage of average net assets)





                                                  Distribution                                   Contractual
                                                      and                  Gross      Amount of   Net Total
                                       Management   Service     Other   Total Annual Contractual   Annual
                                          Fees    (12b-1) Fees Expenses   Expenses     Waiver     Expenses
                                       ---------- ------------ -------- ------------ ----------- -----------
MFS(R) Variable Insurance
Trust/SM/--Initial Class
MFS(R) New Discovery Series...........   0.90%         N/A      0.15%      1.05%
MFS(R) Total Return Series............   0.75%         N/A      0.11%      0.86%
MFS(R) Utilities Series...............   0.75%         N/A      0.19%      0.94%

MONY Series Fund, Inc.
Government Securities Portfolio.......   0.50%         N/A      0.19%      0.69%
Intermediate Term Bond Portfolio......   0.50%         N/A      0.19%      0.69%
Long Term Bond Portfolio..............   0.50%         N/A      0.18%      0.68%

PIMCO Variable Insurance
Trust--Administrative Class
Global Bond Portfolio/10/.............   0.25%       0.15%      0.61%      1.01%
Real Return Portfolio/10/.............   0.25%       0.15%      0.26%      0.66%

T. Rowe Price Equity Series, Inc.
Equity Income Portfolio...............   0.85%         N/A        N/A      0.85%
Mid-Cap Growth Portfolio..............   0.85%         N/A        N/A      0.85%
Personal Strategy Balanced Portfolio..   0.90%         N/A        N/A      0.90%

The Universal Institutional Funds,
Inc.--Share Class I
Core Plus Fixed Portfolio/14/.........   0.40%         N/A      0.33%      0.73%
Emerging Markets Debt Portfolio.......   0.80%         N/A      0.42%      1.22%
Emerging Markets Equity Portfolio/14/.   1.25%         N/A      0.68%      1.93%
Equity Growth Portfolio/14/...........   0.55%         N/A      0.40%      0.95%
Global Value Equity Portfolio/14/.....   0.80%         N/A      0.47%      1.27%
Value Portfolio/14/...................   0.55%         N/A      0.41%      0.96%

Vanguard(R) Variable Insurance
Fund
Balanced Portfolio....................   0.31%         N/A      0.02%      0.33%
Capital Growth Portfolio/15/..........   0.46%         N/A      0.02%      0.48%
Diversified Value Portfolio...........   0.46%         N/A      0.04%      0.50%
Equity Income Portfolio...............   0.34%         N/A      0.03%      0.37%
Equity Index Portfolio................   0.16%         N/A      0.02%      0.18%
Growth Portfolio......................   0.37%         N/A      0.04%      0.41%
High Yield Bond Portfolio.............   0.30%         N/A      0.03%      0.33%
International Portfolio...............   0.42%         N/A      0.11%      0.53%
Mid-Cap Index Portfolio...............   0.24%         N/A      0.06%      0.30%
Money Market Portfolio................   0.18%         N/A      0.03%      0.21%
REIT Index Portfolio..................   0.34%         N/A      0.05%      0.39%
Short-Term Corporate Portfolio........   0.20%         N/A      0.03%      0.23%
Small Company Growth Portfolio........   0.54%         N/A      0.03%      0.57%
Total Bond Market Index Portfolio.....   0.21%         N/A      0.03%      0.24%
Total Stock Market Index Portfolio/16/     N/A         N/A      0.20%      0.20%

/(10)/Pursuant to distribution plans adopted by certain Funds, MONY Securities
      Corporation, the principal underwriter for the Policies, will receive 12b-1 fees deducted from certain portfolio assets attributable to the Policies for providing distribution and shareholder services to those portfolios.





/(11)/The adviser of the International Value Portfolio of the Dreyfus Variable
      Investment Fund has contractually undertaken, until December 31, 2003, to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses (excluding taxes, brokerage commissions, extraordinary expenses, interest expenses and commitment fees on borrowings) do not exceed 1.40% of the average net assets of the Portfolio.



/(12)/The adviser to the Total Return Portfolio of Enterprise Accumulation
     Trust has contractually agreed to reimburse the Portfolio, through April 30, 2004, such that the Portfolio's total annual expenses do not exceed 0.65% of the Portfolio's net assets.










/(13)/"Other Expenses" and "Total Annual Expenses" for the Bond-Debenture
      Portfolio and the Mid-Cap Value Portfolio have been restated based on estimates for the current fiscal year. For the year 2003, Lord Abbett & Co. LLC has contractually agreed to reimburse a portion of the expenses of the Mid-Cap Value Portfolio of Lord Abbett Series Fund--Class VC to the extent necessary to maintain the Portfolio's "Other Expenses" at an aggregate rate of 0.40% of the Portfolio's average daily net assets.



/(14)/For certain portfolios, certain expenses were voluntarily reimbursed and/or certain fees were voluntarily waived during 2002. It is anticipated that these expense reimbursement and fee waiver arrangements will continue past the current year, although they may be terminated at any time. After taking into account these voluntary arrangements, annual portfolio operating expenses would have been:



   Annual Portfolio Operating Expenses for the Year Ended December 31, 2002


                    (as a percentage of average net assets)





                                                   Distribution and          Net Total
                                        Management Service (12b-1)   Other    Annual
                                           Fees          Fees       Expenses Expenses
                                        ---------- ---------------- -------- ---------
The Universal Institutional Funds, Inc.
Core Plus Fixed Portfolio..............    0.40%         N/A          0.33%    0.70%
Emerging Markets Equity Portfolio......    1.25%         N/A          0.68%    1.81%
Equity Growth Portfolio................    0.55%         N/A          0.40%    0.85%
Global Value Equity Portfolio..........    0.80%         N/A          0.47%    1.15%
Value Portfolio........................    0.55%         N/A          0.41%    0.85%





/(15)/The Capital Growth Portfolio expense ratio is estimated.



/(16)/Although the Total Stock Market Index Portfolio is not expected to incur any net expenses directly, the Portfolio's shareholders indirectly bear the expenses of the underlying Vanguard funds in which the Portfolio invests. The Portfolio's indirect expense ratio, based on its underlying funds, is estimated at 0.20% for the current fiscal year.









The expense information regarding the Funds was provided by those Funds. We have not independently verified this information.



We may offer other variable life insurance policies which also may invest in the same (or many of the same) Fund portfolios offered under the Policy. These policies may have different charges that could affect their subaccounts' performance, and they may offer different benefits.


For information concerning compensation paid for the sale of the Policies, see "Sale of the Policies."

                    MONY LIFE INSURANCE COMPANY OF AMERICA


We are a stock life insurance company organized in the State of Arizona. Our principal offices are located at 1740 Broadway, New York, New York 10019. We are obligated to pay all amounts promised under the Policy.


                        MONY AMERICA VARIABLE ACCOUNT L

We established MONY America Variable Account L as a separate account under Arizona law on February 15, 1985. We divided the Variable Account into subdivisions called Subaccounts. Each Subaccount invests exclusively in shares of a designated portfolio of the Funds.

The assets in the Variable Account belong to us. Nonetheless, we do not charge the assets in the Variable Account attributable to the contracts with liabilities that arise from any other business that we conduct. Income, gains and losses, realized or unrealized, from assets allocated to the Variable Account and of each Subaccount are credited to or charged against the Variable Account and that Subaccount without regard to other income, gains or losses of the Company. We reserve the right to credit or charge a Subaccount in a different manner if required, or if appropriate, by reason of a change in law. We may from time to time transfer to our General Account, assets which exceed the reserves and other liabilities of the Variable Account.


Changes to the Variable Account

We may add new Subaccounts that are not available under the Policy. We may substitute a portfolio for another portfolio of that Fund or of another Fund, if in our judgment, the portfolio no longer suits the purposes of the Policy due to a change in its investment objectives or restrictions. The new portfolio may have higher fees and charges than the one it replaced, and not all portfolios may be available to all classes of Policies. No substitution may take place without prior to notice to you and prior approval of the SEC and insurance regulatory authorities, to the extent required by the Investment Company Act of 1940 (the "1940 Act") and applicable law.

We may also, where permitted by law:

 .  create new separate accounts;
 .  combine separate accounts, including the Variable Account;
 .  transfer assets of the Variable Account to another separate account;
 . add new Subaccounts to or remove existing Subaccounts from the Variable Account or combine Subaccounts;
 . make Subaccounts (including new Subaccounts) available to such classes of Policies as we may determine;
 .  add new Funds or remove existing Funds;
 . substitute new Funds for any existing Fund whose shares are no longer available for investment;
 . substitute new Funds for any existing Fund which we determine is no longer appropriate in light of the purposes of the Variable Account;
 .  deregister the Variable Account under the Investment Company Act of 1940;
    and
 . operate the Variable Account under the direction of a committee or in any other form permitted by law.


We will notify you of any change to the Variable Account.




                                THE PORTFOLIOS

You decide the Subaccounts to which you direct premiums or transfer Policy Value. There is a separate Subaccount which corresponds to each portfolio of a Fund offered in the Policy.


Each Fund is registered with the SEC as an open-end management investment company under the 1940 Act. The Funds (except for the Janus Aspen Series, Capital Appreciation and Strategic Value Portfolios) are diversified investment companies of the series type. The Janus Aspen Series, Capital Appreciation and Strategic Value Portfolios are nondiversified investment companies. A nondiversified Fund may hold a larger position in a smaller number of securities than a diversified Fund. This means that a single security's increase or decrease in value may have a greater impact on the return and net asset value of a nondiversified Fund than a diversified Fund. The assets of each portfolio are separate from other portfolios of a Fund and each portfolio has separate investment objectives and policies. As a result, the investment performance of one portfolio has no effect on the investment performance of any other portfolio.


Before you choose a Subaccount to allocate your premiums and transfer Policy Value, carefully read the prospectus for each Fund, along with this Prospectus. Please call your agent or our Operations Center to obtain each Fund prospectus. We summarize the investment objectives of each portfolio below. There is no assurance that any of the portfolios will meet these objectives. You should know that during extended periods of low interest rates, the yields of the Vanguard VIF Money Market Subaccount may become extremely low and possibly negative.

The investment objectives and policies of certain portfolios are similar to the investment objectives and polices of other portfolios that may be managed by the same investment adviser or manager. The investment results of the portfolios, however, may be higher or lower than the results of such other portfolios. There can be no assurance, and no representation is made, that the investment results of any of the portfolios will be comparable to the investment results of any other portfolio, even if the other portfolio has the same investment adviser or manager.

The following table lists the Subaccounts of the Variable Account that are available under the Policy.


                                                              Adviser
       Subaccount          Fund/Type of Portfolio (and Sub-Adviser, as applicable)
-----------------------------------------------------------------------------------
                             THE ALGER AMERICAN FUND
-----------------------------------------------------------------------------------
Alger American Balanced    Domestic Hybrid        Fred Alger Management, Inc.
Subaccount
-----------------------------------------------------------------------------------
Alger American MidCap      Mid-Cap Growth         Fred Alger Management, Inc.
Growth Subaccount
-----------------------------------------------------------------------------------
                          DREYFUS INVESTMENT PORTFOLIOS
-----------------------------------------------------------------------------------
Dreyfus Small Cap Stock    Small Growth           The Dreyfus Corporation
Index Subaccount
-----------------------------------------------------------------------------------
                         DREYFUS VARIABLE INVESTMENT FUND
-----------------------------------------------------------------------------------
Dreyfus Appreciation       Large Blend            The Dreyfus Corporation
Subaccount                                        (subadvised by Fayez Sarofim &
                                                  Co.)
-----------------------------------------------------------------------------------
Dreyfus International      Foreign Stock          The Dreyfus Corporation
Value Subaccount
-----------------------------------------------------------------------------------
                          ENTERPRISE ACCUMULATION TRUST
-----------------------------------------------------------------------------------
Enterprise Growth          Large Growth           Enterprise Capital Management,
Subaccount                                        Inc. (subadvised by Montag &
                                                  Caldwell, Inc.)
-----------------------------------------------------------------------------------
Enterprise Small Company   Small Growth           Enterprise Capital Management
Growth Subaccount                                 Inc. (subadvised by William D.
                                                  Witter, Inc.)
-----------------------------------------------------------------------------------
Enterprise Small Company   Small Value            Enterprise Capital Management,
Value Subaccount                                  Inc. (subadvised by Gabelli Asset
                                                  Management Company)
-----------------------------------------------------------------------------------
Enterprise Total Return    Intermediate-Term Bond Enterprise Capital Management,
Subaccount                                        Inc. (subadvised by Pacific
                                                  Investment Management
                                                  Company, LLC)
-----------------------------------------------------------------------------------

                                                              Adviser
       Subaccount          Fund/Type of Portfolio (and Sub-Adviser, as applicable)
----------------------------------------------------------------------------------
                   FIDELITY VARIABLE INSURANCE PRODUCTS (VIP)
----------------------------------------------------------------------------------
Fidelity VIP Asset         Domestic Hybrid        Fidelity Management & Research
Manager/SM/ Subaccount                            Company (subadvised by FMR
                                                  Co., Inc., Fidelity Management &
                                                  Research (U.K.) Inc., Fidelity
                                                  Management & Research (Far
                                                  East) Inc., Fidelity Investments
                                                  Money Management, Inc., and
                                                  Fidelity Investments Japan
                                                  Limited)
----------------------------------------------------------------------------------
Fidelity VIP               Large Blend            Fidelity Management & Research
ContraFund(R) Subaccount                          Company (subadvised by FMR
                                                  Co., Inc., Fidelity Management &
                                                  Research (U.K.) Inc., Fidelity
                                                  Management & Research (Far
                                                  East) Inc., and Fidelity
                                                  Investments Japan Limited)
----------------------------------------------------------------------------------
Fidelity VIP Growth        Large Growth           Fidelity Management & Research
Subaccount                                        Company (subadvised by FMR
                                                  Co., Inc.)
----------------------------------------------------------------------------------
Fidelity VIP Growth and    Large Blend            Fidelity Management & Research
Income Subaccount                                 Company (subadvised by FMR
                                                  Co., Inc., Fidelity Management &
                                                  Research (U.K.) Inc., Fidelity
                                                  Management & Research (Far
                                                  East) Inc., and Fidelity
                                                  Investments Japan Limited)
----------------------------------------------------------------------------------
                       INVESCO VARIABLE SERIES FUNDS, INC.
----------------------------------------------------------------------------------
INVESCO VIF--Financial     Specialty--Financial   INVESCO Funds Group, Inc.
Services Subaccount
----------------------------------------------------------------------------------
INVESCO VIF--Health        Specialty--Health      INVESCO Funds Group, Inc.
Sciences Subaccount
----------------------------------------------------------------------------------
INVESCO                    Specialty--Technology  INVESCO Funds Group, Inc.
VIF--Telecommunications
Subaccount
----------------------------------------------------------------------------------
                               JANUS ASPEN SERIES
----------------------------------------------------------------------------------
Janus Aspen Series         Large Growth           Janus Capital
Capital Appreciation
Subaccount
----------------------------------------------------------------------------------
Janus Aspen Series         Multisector Bond       Janus Capital
Flexible Income Subaccount
----------------------------------------------------------------------------------
Janus Aspen Series         Foreign Stock          Janus Capital
International Growth
Subaccount
----------------------------------------------------------------------------------
Janus Aspen Series         World Stock            Janus Capital
Worldwide Growth
Subaccount
----------------------------------------------------------------------------------
Janus Aspen Series         Mid-Cap Value          Janus Capital
Mid-Cap Value Subaccount
----------------------------------------------------------------------------------

                                                                    Adviser
       Subaccount             Fund/Type of Portfolio    (and Sub-Adviser, as applicable)
----------------------------------------------------------------------------------------
                                LORD ABBETT SERIES FUND
----------------------------------------------------------------------------------------
Lord Abbett                High-Yield Bond               Lord, Abbett & Co. LLC
Bond-Debenture Subaccount
----------------------------------------------------------------------------------------
Lord Abbett Mid-Cap Value  Mid-Cap Value                 Lord, Abbett & Co. LLC
Subaccount
----------------------------------------------------------------------------------------
                          MFS(R) VARIABLE INSURANCE TRUST/SM/
----------------------------------------------------------------------------------------
MFS(R) New Discovery       Small Growth                  MFS(R) Investment Management
Subaccount
----------------------------------------------------------------------------------------
MFS(R) Total Return        Domestic Hybrid               MFS(R) Investment Management
Subaccount
----------------------------------------------------------------------------------------
MFS(R) Utilities           Specialty--Utilities          MFS(R) Investment Management
Subaccount
----------------------------------------------------------------------------------------
                                MONY SERIES FUND, INC.
----------------------------------------------------------------------------------------
MONY Government            Short Government              MONY Life Insurance Company
Securities Subaccount                                    of America
----------------------------------------------------------------------------------------
MONY Intermediate Term     Intermediate-Term Bond        MONY Life Insurance Company
Bond Subaccount                                          of America
----------------------------------------------------------------------------------------
MONY Long Term Bond        Long-Term Bond                MONY Life Insurance Company
Subaccount                                               of America
----------------------------------------------------------------------------------------
                            PIMCO VARIABLE INSURANCE TRUST
----------------------------------------------------------------------------------------
PIMCO Global Bond          Intermediate-Term Bond        Pacific Investment Management
Subaccount                                               Company, LLC
----------------------------------------------------------------------------------------
PIMCO Real Return          Long-Term Bond                Pacific Investment Management
Subaccount                                               Company, LLC
----------------------------------------------------------------------------------------
                           T. ROWE PRICE EQUITY SERIES, INC.
----------------------------------------------------------------------------------------
T. Rowe Price Equity       Large Value                   T. Rowe Price Associates, Inc.
Income Subaccount
----------------------------------------------------------------------------------------
T. Rowe Price Mid-Cap      Mid-Cap Growth                T. Rowe Price Associates, Inc.
Growth Subaccount
----------------------------------------------------------------------------------------
T. Rowe Price Personal     Domestic Hybrid               T. Rowe Price Associates, Inc.
Strategy Balanced
Subaccount
----------------------------------------------------------------------------------------
                        THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
----------------------------------------------------------------------------------------
Morgan Stanley UIF Core    Intermediate-Term Bond        Morgan Stanley Investment
Plus Fixed Income                                        Management, Inc.
Subaccount
----------------------------------------------------------------------------------------
Morgan Stanley UIF         International Bond            Morgan Stanley Investment
Emerging Markets Debt                                    Management, Inc.
Subaccount
----------------------------------------------------------------------------------------
Morgan Stanley UIF         Diversified Emerging Markets  Morgan Stanley Investment
Emerging Markets Equity                                  Management, Inc.
Subaccount
----------------------------------------------------------------------------------------
Morgan Stanley UIF Equity  Large Blend                   Morgan Stanley Investment
Growth Subaccount                                        Management, Inc.
----------------------------------------------------------------------------------------
Morgan Stanley UIF Global  World Stock                   Morgan Stanley Investment
Value Equity Subaccount                                  Management, Inc.
----------------------------------------------------------------------------------------
Morgan Stanley UIF Value   Large Value                   Morgan Stanley Investment
Subaccount                                               Management, Inc.
----------------------------------------------------------------------------------------

                                                              Adviser
       Subaccount          Fund/Type of Portfolio (and Sub-Adviser, as applicable)
----------------------------------------------------------------------------------
                       VANGUARD(R) VARIABLE INSURANCE FUND
----------------------------------------------------------------------------------
Vanguard VIF Balanced      Domestic Hybrid         Wellington Management
Subaccount                                         Company, LLP
----------------------------------------------------------------------------------
Vanguard VIF Capital       Large Growth            PRIMECap Management
Growth Subaccount                                  Company
----------------------------------------------------------------------------------
Vanguard VIF Diversified   Large Value             Barrow, Hanley, Mewhinney &
Value Subaccount                                   Strauss, Inc.
----------------------------------------------------------------------------------
Vanguard VIF Equity        Large Value             Newell Associates
Income Subaccount
----------------------------------------------------------------------------------
Vanguard VIF Equity Index  Large Blend             The Vanguard Group
Subaccount
----------------------------------------------------------------------------------
Vanguard VIF Growth        Large Growth            Alliance Capital Management
Subaccount                                         L. P.
----------------------------------------------------------------------------------
Vanguard VIF High Yield    High Yield Bond         Wellington Management
Bond Subaccount                                    Company, LLP
----------------------------------------------------------------------------------
Vanguard VIF               Foreign Stock           Schroder Investment Management
International Subaccount                           North America Inc.
----------------------------------------------------------------------------------
Vanguard VIF Mid-Cap       Mid-Cap Blend           The Vanguard Group
Index Subaccount
----------------------------------------------------------------------------------
Vanguard VIF Money Market  Money Market            The Vanguard Group
Subaccount
----------------------------------------------------------------------------------
Vanguard VIF REIT Index    Specialty--Real Estate  The Vanguard Group
Subaccount
----------------------------------------------------------------------------------
Vanguard VIF Short-Term    Short-Term Bond         The Vanguard Group
Corporate Subaccount
----------------------------------------------------------------------------------
Vanguard VIF Small         Small Growth            Granahan Investment
Company Growth Subaccount                          Management, Inc. and Grantham,
                                                   Mayo, Van Otterloo & Co., LLC
                                                   as co-adviser
----------------------------------------------------------------------------------
Vanguard VIF Total Bond    Intermediate-Term Bond  The Vanguard Group
Market Index Subaccount
----------------------------------------------------------------------------------
Vanguard VIF Total Stock   Large Blend             The Vanguard Group
Market Index Subaccount
----------------------------------------------------------------------------------


We have entered into agreements with either the investment adviser or distributor of certain Funds under which the adviser or distributor pays us a fee ordinarily based upon an annual average percentage of the average aggregate net amount we have invested on behalf of the Variable Account and other separate accounts. These percentages differ, and some investment advisers or distributors pay us more than others. These agreements reflect administrative services we provide. The amounts we receive under these agreements may be significant. In addition, our affiliate, MONY Securities Corporation, the principal underwriter for the Policies, will receive 12b-1 fees deducted from portfolio assets for providing distribution and shareholder support services to the portfolios.

Your Right To Vote Portfolio Shares

As required by law, we will vote portfolio shares held in the Variable Account at any regular and special meetings of the shareholders of the Funds. We will exercise these voting rights based on the instructions received from Owners having the voting interest in corresponding Subaccounts of the Variable
Account. We may elect to vote the shares of the Funds in our own right if the 1940 Act or any regulations thereunder is amended, and as a result, we determine that it is permitted to vote the shares of the Funds in our own right.

We will determine the number of votes which you have the right to cast by dividing your Policy Value in a Subaccount that corresponds to the portfolio by $100. Fractional votes will be counted. The number of Owner votes will be determined as of the date we set. However, such date will not be more than 90 days before the date established by the corresponding Fund for determining shareholders eligible to vote at that Fund's meeting. If required by the SEC, we reserve the right to determine the voting rights in a different fashion. You may cast your voting instructions in person or by proxy.

We will vote portfolio shares for which we received no timely instructions in proportion to the voting instructions which are received for all Policies participating in that Subaccount. We will apply voting instructions to abstain on any item to be voted on a pro-rata basis to reduce the number of votes eligible to be cast.

Disregard of Voting Instructions

We may disregard voting instructions when required by state insurance regulatory authorities, if, (1) the instructions require that voting rights be exercised so as to cause a change in the subclassification or investment objective of a portfolio, or (2) to approve or disapprove an investment advisory contract. In addition, we may disregard voting instructions of changes initiated by Owners or the investment adviser (or portfolio manager) of a portfolio. Our disapproval of such change must be reasonable and must be based on a good faith determination that the change would be contrary to state law or otherwise inappropriate, considering the portfolio's objectives and purpose, and considering the effect the change would have on us. If we do disregard voting instructions, a summary of that action and the reasons for such action will be included in the next report to Owners.

                        THE GUARANTEED INTEREST ACCOUNT

Due to certain exemptive and exclusionary provisions of the federal securities laws, we have not registered interests in the Guaranteed Interest Account or our General Account under the Securities Act of 1933 or under the 1940 Act. Accordingly, neither the Guaranteed Interest Account nor any interest therein is generally subject to the provisions of these Acts and, as a result, the staff of the SEC has not reviewed the disclosure in this Prospectus relating to the Guaranteed Interest Account. Disclosures regarding the Guaranteed Interest Account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in the Prospectus. For more details regarding the Guaranteed Interest Account, please see your Policy.

You may allocate all or a portion of your Net Premiums and transfer Policy Value to our Guaranteed Interest Account. Amounts allocated to the Guaranteed Interest Account become part of the General Account, which supports insurance and annuity obligations. The amounts allocated to the General Account are subject to the liabilities arising from the businesses we conduct. Subject to applicable law, we have sole discretion over the investment of the assets of the General Account.

We guarantee that we will credit the Policy Value in the Guaranteed Interest Account with a minimum interest rate of .008099%, compounded daily, for a minimum gross effective annual rate of 3.0%. We will assess the asset-based charge against amounts allocated to the Guaranteed Interest Account.

We may, in our sole discretion, declare current interest in excess of the gross 3.0% annual rate. The determination of any interest rate in excess of 3.0% annually will be influenced by, but not necessarily correspond to, interest rates available on fixed income payments or transfers of Policy Values under the Policies. You will have no direct interest in these investments. We also will consider other factors in determining excess interest rates including, but not limited to, regulatory and tax requirements, sales commissions, and administrative expenses borne by us, general economic trends, competitive factors, and the crediting rate strategy you select. Any rates we declare in excess of the 3.0% rate may be changed or discontinued by us in our sole discretion, on a prospective basis, at anytime after they are declared and such change or discontinuance may be applied to any and all amounts previously and/or newly invested in or credited to the Guaranteed Interest Account.



At Policy issue, you can select a general portfolio crediting rate strategy or a London InterBank Offered Rate (LIBOR) based crediting rate strategy if approved in your state. If you do not make an explicit selection we will manage your Policy under the general portfolio rate crediting strategy.


Under the portfolio rate strategy we select all investments and determine the crediting rate for the Policy based on the actual or expected performance of the investments we make. Similarly, under the LIBOR strategy we also select all investments, however, we attempt to select investments that will result in a crediting rate that tracks the 12-month U.S. Dollar LIBOR rate as fixed by the British Banker's Association. The actual rate we credit in excess of the guaranteed rate will be determined at our sole discretion based on the actual and expected investment results and may be changed or discontinued by us in our sole discretion, on a prospective basis, at any time with respect to any and all amounts previously and/or newly invested in or credited to the Guaranteed Interest Account.


Any rates we declare or credit in excess of the 3.0% rate under either the general portfolio or the LIBOR based crediting rate strategy may be changed or discontinued by us in our sole discretion, on a prospective basis, at any time after they are declared or credited and such change or discontinuance may be applied to any and all amounts previously and/or newly invested in or credited to the Guaranteed Interest Account.


We cannot predict or guarantee future excess interest rates. We bear the full investment risk for Policy Value allocated to the Guaranteed Interest Account.

                                  THE POLICY


We designed this group Policy to meet the needs of corporations and similar organizations operating under the banking laws of the United States or one or more states of the United States that wish to purchase life insurance benefits on the lives of key employees. We describe your rights and benefits below and in the Policy. There may be differences in your Policy (such differences in fees, charges, and benefits) because of the requirements of the state where we issued your Policy. We will include any such differences in your Policy.


Applying for a Policy

To purchase a Policy, you must complete an application and then have your agent submit the application to us at our Operations Center. We also must have, if required by state law, the consent of each employee who is to be insured under the Policy (and if there is simple or full medical underwriting, the employee will have to satisfy certain underwriting requirements). After we have received the necessary information, it can sometimes take several weeks for us to evaluate that information to decide whether to issue a Policy and a certificate on each Insured's life and if so, what each Insured's risk class should be. After we approve an application for a Policy and a certificate and assign the appropriate risk class for each Insured, we will prepare the Policy and the certificates under the Policy for delivery.

You must pay an initial premium of a sufficient amount before the time we deliver your Policy. If you submit your initial premium with your application, we will place your premium in our General Account where it will earn interest at an effective annual rate of at least 3.0% from the Certificate Effective Date. See "Premiums."

Coverage generally becomes effective for each Insured on the Certificate Effective Date. We will not pay a Death Benefit before the Certificate Effective Date unless a Binder Agreement, as discussed below, was in effect.

We will issue a certificate covering an Insured who is up to and including age 80, provided we receive evidence of insurability that satisfies us (this assumes that the Policy is not issued on a guaranteed issue basis). Required evidence of insurability may include, among other things, a medical examination of the Insured. We may reject an application for any lawful reason.

Binder Agreement

You may apply for and purchase insurance under a Binder Agreement when you submit the application for the Policy. The premium for the Binder Agreement is in addition to the premium for the Policy. The premium under the Binder Agreement will be the guaranteed cost of insurance under the Policy and certificate for each Insured for the Binder Agreement coverage period. We will hold the premiums paid for the Binder Agreement in our General Account until the certificate release date. Please see the Binder Agreement for more information.

Backdating

We may sometimes backdate your Policy as well as a certificate under your Policy, if you request, by assigning a Certificate Issue Date earlier than the Certificate Effective Date so that you can obtain lower insurance rates based on a younger insurance age or so that you can coordinate certificate anniversary dates. We will not backdate a certificate for more than one year (a shorter period is required in certain states) before the date of your application with respect to each Insured. In addition, we will not backdate a certificate to a date before we issued the Policy. For a backdated certificate, monthly deductions will begin on the backdated Certificate Issue Date. You therefore will incur charges before you otherwise would have if you had not backdated the certificate, and your initial premium payment for that certificate must be in an amount sufficient to cover the extra monthly deduction charges for the backdating period.

Underwriting

We may issue the Policy on a guaranteed issue basis, or fully underwritten or simplified underwritten basis. If we issue the Policy on a fully underwritten basis, we will need each employee's/proposed Insured's consent for a medical examination. If we issue the Policy on a simplified underwritten basis, each employee/proposed Insured must submit to our simplified underwriting procedure by satisfactorily responding to certain health questions in the application. In addition, each employee/proposed Insured is subject to the "actively at work" underwriting requirements described in your Policy.

Policies issued on a guaranteed issue basis or a simplified underwritten basis may be more expensive than those issued on a fully underwritten basis because certain Insureds under guaranteed issue Policies or Policies issued on a simplified underwritten basis may be assessed higher cost of insurance rates.

Owner

The Owner has all of the rights and benefits under the Policy and each certificate under it while an Insured is living. These rights include the right to change the Beneficiary, to assign the Policy, to transfer Policy Value, to borrow from the Policy, or to make full or partial surrenders.

Refund Privilege

You may cancel the Policy and each certificate during the refund privilege period for the Policy/certificate by returning it to us at our Operations Center, and receive a refund of the full amount of the premium paid, unless otherwise permitted by state law. The refund privilege varies by state and generally runs until 10 days after the Policy's and/or certificate's delivery.

                                   PREMIUMS

General

We will usually credit your initial premium payment to a certificate on the later of the date we approve that certificate or the date we receive your payment. We will credit any subsequent premium to a certificate on the Valuation Date we receive it at our Operations Center.

The total premiums you pay may not exceed guideline premium limitations for life insurance set forth in the Internal Revenue Code of 1986, as amended (the "Code") if the guideline premium test is selected. We may reject any premium, or any portion of a premium, that would result in a certificate being disqualified as life insurance under the Code. We will refund any rejected premium. We will tell you before we process a transaction, whether once we process the transaction, a certificate is in jeopardy of becoming a modified endowment contract under the Code.

Initial Premium

You must pay the initial minimum premium shown in the certificate schedule to put that certificate in effect. We base the initial minimum premium on a number of factors including:

  1.the Specified Amount;

  2.any riders you added to a certificate; and


  3.the Insured's age, smoking status, gender (unless unisex rates apply), and risk class.


After you pay this initial premium, subject to the limitations described below, you may choose the amount and frequency of premium payments to reflect your varying financial conditions.

Tax-Free "Section 1035" Exchanges

You can generally exchange one life insurance policy for another in a "tax-free exchange" under Section 1035 of the Code. Before making an exchange, you should compare both policies carefully. Remember that if you exchange another policy for the one described in this Prospectus, you might have to pay a surrender charge on your old policy. The charges for this Policy may be higher (or lower) and the benefits may be different. If the exchange does not qualify for Section 1035 treatment, you may have to pay federal income and penalty taxes on the exchange. You should not exchange another policy for this one unless you determine, after knowing all the facts, that the exchange is in your best interest and not just better for the person trying to sell you this Policy (that person will generally earn a commission if you buy this Policy through an exchange or otherwise).

Scheduled Premiums

Your initial minimum premium is the only premium you must pay under a certificate. However, you greatly increase your risk of termination if you do not regularly pay premiums. Paying your Scheduled Premiums will not necessarily keep your Policy in force. Additional premiums may be necessary to keep the Policy and each certificate in force.

You may choose to schedule your premium payments either annually, semi-annually, quarterly, or monthly. You may send premiums to us at anytime. Scheduled Premiums are subject to our rules on minimum amounts as shown in your Policy.

You may change the frequency or amount of your Scheduled Premiums. We reserve the right to limit the amount of any increase in Scheduled Premiums. You should change the amount of your Scheduled Premiums if:

 .  you increase the Specified Amount for an Insured;

 .  you change your Death Benefit option;

 .  you change or add a rider;

 . you take a partial surrender when you have elected Death Benefit Option A (see "Death Benefit"); or

 .  you select Subaccounts that experience adverse investment performance.

If you do not pay a Scheduled Premium, we will consider all subsequent premium payments you make under the certificate to be Unscheduled Premiums.

Unscheduled Premiums

In general, you may make premium payments at any time provided the premium payment is for at least $250. However, we may reject or limit any Unscheduled Premium that would result in an immediate increase in the Death Benefit payable under a certificate, unless you provide us with satisfactory evidence of insurability when you make the payment. If satisfactory evidence of insurability is not received, we may return the payment in whole or in part on the business day we receive the payment. In addition, we will reject all or a part of a premium payment and return it to you on the business day we receive the payment if the premium would exceed the maximum premium limitations prescribed by the federal income tax law definition of life insurance or would cause the Death Benefit to exceed our coverage capacity.

Repayment of Debt

We will treat Scheduled Premiums you send to us as premium payments, and not as repayment of Debt, unless you request otherwise. However, we will apply Unscheduled Premiums to repay Debt, unless you request otherwise. If a payment is treated as a repayment of Debt, any part of a payment that exceeds the amount of Debt will be applied to your Policy Value as a premium payment. Applicable taxes and sales charges are only deducted from any payment that constitutes a premium payment.

Allocating Premiums

For each certificate, you specify the percentage of your Net Premium we are to allocate to the Subaccounts and to the Guaranteed Interest Account. No allocation may be for less than .01% of a Net Premium, and allocation percentages must total 100%. You may change your allocations at any time by writing or calling our Operations Center. The change will apply to the Net Premium payments you make upon receipt of your instructions.

We will allocate your initial premium payment to our Guaranteed Interest Account until we deem the refund privilege to have ended unless applicable state law allows us to return Policy Value. At the end of that period, we will transfer your Net Premium to any Subaccounts you then designate. We will allocate any Net Premium we receive after we deem the refund privilege to have ended on the Valuation Date that we receive the premium payment.

If you make an Unscheduled Premium payment, you may specify an allocation choice that is different than your allocation choice for your Scheduled Premiums. This choice will not change your allocation choice for future Scheduled Premiums. Your allocation must be in dollar amounts or in percentage amounts of at least .01% of the unscheduled Net Premium, and the total must be 100% of the unscheduled Net Premium.

                         HOW YOUR POLICY VALUE VARIES

Policy Value

The Policy Value is the entire amount we hold under a certificate, and serves as the starting point for calculating certain values under that certificate. It is the sum of the total amount held under the certificate in each Subaccount, in the Guaranteed Interest Account, and in the Loan Account. We determine Policy Value first on each Certificate Issue Date, and after that, on each Valuation Date. The Policy Value will vary to reflect the performance of the Subaccounts to which you have allocated amounts and interest we credit on amounts in the Guaranteed Interest Account, and will also vary to reflect Debt, charges for the monthly deductions, partial surrenders, and loan repayments. Your Policy Value may be more or less than the premiums you paid.

Cash Surrender Value

The Cash Surrender Value on any Valuation Date is the Policy Value reduced by any Debt and any unpaid fees and charges. We may add any applicable Enhanced Cash Surrender Value to your Cash Surrender Value.

Subaccount Values

On any Valuation Date, the value of a Subaccount equals the number of units we credit to the Policy multiplied by the Unit Value for that Date. We make the calculation before the purchase or redemption of units on that Valuation Date.

Every time you allocate or transfer money to or from a Subaccount, we convert that dollar amount into units. When you make allocations to a Subaccount, either by premium allocation, transfer of Policy Value, transfer of loan interest from the General Account, or repayment of a loan, we credit your Policy with units in a Subaccount. When we assess a monthly deduction, and when you take a loan, a partial surrender, or transfer from a Subaccount, we decrease the number of units you hold in a Subaccount.

Subaccount Unit Value

We arbitrarily set the Unit Value for each Subaccount at $10 when we established the Subaccount. After that, a Subaccount's Unit Value varies to reflect the investment experience of the underlying portfolio, and may increase or decrease from one Valuation Date to the next. We determine Unit Value, after a Subaccount's operations have begun, by multiplying the net investment factor for that Valuation Date by the Unit Value for the immediately preceding Valuation Date.

The net investment factor is an index we use to measure the investment performance of a Subaccount from one Valuation Date to the next. The net investment factor for a Valuation Period is (a) divided by (b), where:

  (a)is the result of:

    (1)the value of the assets at the end of the preceding Valuation Period; plus (2) the investment income and capital gains, realized or unrealized, credited to those assets at the end of the Valuation Period for which the net investment factor is being determined; minus (3) the capital losses, realized or unrealized, charged against those assets during the Valuation Period; minus (4) any amount charged against the Variable Account for taxes, or any amount we set aside during the Valuation Period as a provision for taxes attributable to the operation or maintenance of the Variable Account; and

  (b)is the value of the assets in the Subaccount at the end of the preceding Valuation Period.

Guaranteed Interest Account Value

On any Valuation Date, the Policy Value in the Guaranteed Interest Account is:

 . the accumulated value with interest on the Net Premiums allocated and amounts transferred to, the Guaranteed Interest Account before that Date; minus

 . withdrawals from the Guaranteed Interest Account before that Date for any partial surrender and its fee, any amounts transferred from the Guaranteed Interest Account and the transfer fee, if any, and any monthly deductions.

                                   TRANSFERS

After we deem the refund privilege to have ended, you may transfer Policy Value among the Investment Options. Your request for a transfer may be in writing or in any other form acceptable to us. We reserve the right to impose a transfer fee for each transfer after the twelfth transfer in a certificate year, and consider the request for a transfer to be one transaction. We will deduct a transfer fee, if any, from the Investment Option from which Policy Value is being transferred. (At present, we do not deduct this fee). If there is not sufficient Policy Value in that Investment Option, we will deduct the charge pro-rata from the Investment Options. When we process transfers, the Policy Value on the date of the transfer will not be affected by the transfer except to the extent of any transfer fee.

Transfers among the Subaccounts will be effective as of the end of the Valuation Period during which we receive your request at our Operations Center. We may postpone transfers to, from, or among the Subaccounts under certain circumstances. See "Payments."

Transfers from the Variable Account to the Guaranteed Interest Account will be effective on the Valuation Date we receive your request at our Operations Center.

A transfer of Policy Value from the Guaranteed Interest Account to any of the Subaccounts may be made once each certificate year for a certificate. A request for such transfer must be received by us at our Operations Center on or within 30 days after a certificate anniversary, and will be processed on the Valuation Date we receive it. We will, however, process a transfer request on the certificate anniversary if the request is received not more than 10 days before the certificate anniversary. That request will be processed on the certificate anniversary. We may reject any part of a requested transfer from the Guaranteed Interest Account if that part would exceed the greater of: (a) 25% of the Policy Value held in the Guaranteed Interest Account on the date the transfer would take effect; (b) $5,000; or (c) the amount shown in the Policy. Also, we reserve the right to refuse to execute any transfer:

    (1)if any of the Subaccounts that would be affected by the transfer is unable to purchase or redeem shares of the Fund in which the Subaccount invests; or

    (2)if the transfer is a result of more than one trade involving the same Subaccount within a 30 day period; or

    (3)if necessary for the Policy to be treated as a life insurance policy under the Code; or

    (4)if the transfer would adversely affect accumulation unit values. This may occur if the transfer would affect one percent or more of the relevant Fund's total assets.

Where permitted by law, we may accept your authorization for third party transfers. We may restrict the Subaccounts that will be available to you for transfers. This restriction may occur during any period such third party is authorized to act for you. We will give you prior notice of any restrictions. We will not enforce such restrictions if you provide us with satisfactory evidence that:

    (1)a court of competent jurisdiction has appointed such third party to act for you; or

    (2)you have appointed such third party to act for you for all of your financial affairs.


We will notify you in writing if we do not execute a transfer.


Transfers By Third Parties

As a general rule and as a convenience to you, we allow you to give a third party the right to effect transfers on your behalf. However, when the same third party makes transfers for many Owners, the result can be simultaneous transfers involving large amounts of Policy Value. Such transfers can disrupt the orderly management of the portfolios underlying the Policy, can result in higher costs to Owners, and are generally not compatible with the long-range goals of Owners.

We believe that such simultaneous transfers effected by such third parties are not in the best interests of all shareholders of the Funds, and the managements of the Funds share this position.

Therefore, to the extent necessary to reduce the adverse effects of simultaneous transfers made by third parties who make transfers on behalf of multiple Owners, we may not honor such transfers. Also, we will institute procedures to assure that the transfer requests that we receive have, in fact, been made by the Owners in whose names they have been submitted. These procedures will not, however, prevent Owners from making their own transfer requests.

                                DEATH BENEFITS

As long as a certificate is in effect, we will pay the Death Benefit Proceeds upon receipt at our Operations Center of satisfactory proof of an Insured's death. We may postpone payment of the Death Benefit under certain conditions. See "Payments." We will pay the Proceeds to the Beneficiary.

Amount of Death Benefit Proceeds Payable

The amount of Death Benefit Proceeds payable equals:

  1.the Death Benefit payable at the death of an Insured; less

  2.any Debt, and if the death of the Insured occurs during any period for which a monthly deduction has not been made, any monthly deduction that may apply to that period, including the deduction for the month of death.

Under certain circumstances, we may further adjust the amount of the Death Benefit Proceeds payable. See "Misstatement of Age or Sex," "Suicide Exclusion," and "Incontestability."


Please note, investment performance, expenses, charges we deduct, premiums you pay and loans will affect your Policy Value, and to the extent your Death Benefit depends on Policy Value, the amount of the Death Benefit we pay. Investment performance and premiums you pay may have a positive effect on Policy Value and therefore the Death Benefit, but poor investment results as well as charges and expenses we deduct and loans you take may decrease Policy Value and the amount of the Death Benefit payable.


Death Benefit Options

When you apply for a Policy, you have to make three choices about the Death Benefit. First, you must select the Death Benefit compliance test; second, you must tell us how much life insurance you want on each Insured; and finally, you must select a Death Benefit option.

The Policy must satisfy one of two alternative Death Benefit compliance tests to qualify as life insurance under section 7702 of the Code: the Cash Value Accumulation Test or the Guideline Premium/Cash Value Corridor Test. Each test requires that the Policy's Death Benefit always be equal to or greater than the Policy Value, including Enhanced Cash Value, multiplied by a certain death benefit percentage. Under the Cash Value Accumulation test, the death benefit percentages vary by an Insured's Attained Age and gender; under the Guideline Premium/Cash Value Corridor Test, the death benefit percentages may vary by an Insured's Attained Age. In most situations, the Death Benefit that results from the Cash Value Accumulation Test will be more than the Death Benefit that results from the Guideline Premium/Cash Value Corridor Test. However, under the Guideline Premium/Cash Value Corridor Test, the premiums you pay into the certificate will be limited. Under the Cash Value Accumulation Test, there is no limit to the amount that may be paid in premiums as long as there is enough Death Benefit in relation to Policy Value at all times. Once you choose the test, you cannot change it.


You also must tell us how much life insurance coverage you want on the life of each Insured. Total life insurance coverage consists of Specified Amount and amounts added by the Flexible Term Insurance Rider. The minimum Specified Amount is $10,000.


Finally, you must select a Death Benefit option: Death Benefit Option A or Death Benefit Option B. If you prefer to have premium payments and any favorable investment performance reflected partly in the form of an increasing Death Benefit, you should consider choosing Death Benefit Option B. If you are satisfied with the amount of the Insured's existing insurance coverage and prefer to have premium payments and any favorable investment performance reflected to the maximum extent in Policy Value (thus reducing the cost of insurance charges), you should consider choosing Death Benefit Option A. If you do not select a Death Benefit option, we will not issue the certificate. Subject to certain restrictions, you may change your Death Benefit option, see below. Information about the riders is provided under "Optional Insurance Benefits," below.


Under Death Benefit Option A, your Death Benefit under a certificate will be the greater of:

  a.the Specified Amount in effect on the date of the Insured's death plus any flexible term insurance you may have added by rider, or

  b.the Policy Value (plus any Enhanced Cash Surrender Value added by rider) on the date of the Insured's death multiplied by the applicable death benefit percentage shown in the Policy.

Under Death Benefit Option B, your Death Benefit under a certificate will be the greater of:

  a.the Specified Amount in effect on the date of the Insured's death plus any flexible term insurance you may have added by rider, plus the Policy Value on the date of the Insured's Death, or

  b.the Policy Value (plus any Enhanced Cash Surrender Value added by rider) on the date of the Insured's death multiplied by the death benefit percentage shown in the Policy.

The death benefit percentage is the same as that used for Option A. The Death Benefit in Option B will always vary as Policy Value varies.

The death benefit percentage will vary by the definition of life insurance the Owner selected. A table showing the death benefit percentages is in your Policy.

Examples of Options A and B


The following examples demonstrate how we calculate the Death Benefit under Options A and B. The examples show an Insured under two Policies with the same Specified Amount, but Policy Values vary as shown. We assume that each Insured is age 65 at the time of death and that there is no Debt. We also assume that the Owner selected the Guideline Premium Test. Certificate 1 shows what the Death Benefit would be for a certificate with low Policy Value. Certificate 2 shows what the Death Benefit would be for a certificate with a higher Policy Value.

                                         Certificate 1 Certificate 2
                                         ------------- -------------
           Specified Amount.............   $100,000      $100,000
           Policy Value on Date of Death   $ 35,000      $ 85,000
           Death Benefit Percentage.....       120%          120%
           Death Benefit under Option A.   $100,000      $102,000
           Death Benefit under Option B.   $135,000      $185,000

How We Determine the Death Proceeds

The actual amount of Death Proceeds will depend on:

 .  the Death Benefit as determined above;
 .  the use of the Policy Value during an Insured's life;
 .  any partial surrenders;
 .  any Debt plus loan interest accrued and payable to us;
 .  any additional insurance provided by rider;
 .  any increase or decrease in the Specified Amount;
 . an Insured's suicide during the first two years since the Certificate Date or during the first two years following an increase in existing coverage; and
 .  a misstatement of an Insured's age or gender.

If an Insured dies on or after age 100, the Death Benefit will equal the Policy Value on the date of death.

Changing Death Benefit Options

You may change the Death Benefit option under each certificate by writing us at our Operations Center. If you change from Death Benefit Option A to Death Benefit Option B, you must provide us with satisfactory evidence of insurability at the time you make your request. We do not require evidence of insurability if you change from Death Benefit Option B to Death Benefit Option
A. Any change in Death Benefit options will become effective on the first Monthly Anniversary Day on or after the date we receive and approve the request at our Operations Center.

If you change from Death Benefit Option A to Death Benefit Option B, we will reduce a certificate's Specified Amount by the amount of that certificate's Policy Value at the date of the change. We will not permit you to change from Death Benefit Option A to Death Benefit Option B if the change would result in a new Specified Amount of less than $10,000.

If you change from Death Benefit Option B to Death Benefit Option A, we will increase the Specified Amount of a certificate by the amount of that certificate's Policy Value at the date of the change. The change to Death Benefit Option A will generally reduce the Death Benefit payable in the future.

A change in the Death Benefit option may affect the monthly cost of insurance charge since this charge varies with the Net Amount at Risk. Generally, the Net Amount at Risk is the amount by which the Death Benefit exceeds Policy Value. See "Charges and Deductions - Deductions From Policy Value - The Monthly Deductions." If the certificate's Death Benefit is not based on the death benefit percentage under Death Benefit Option A or Death Benefit Option B, changing from Option B to Option A will generally decrease the Net Amount at Risk. Therefore, this change may decrease the cost of insurance charges. Changing from Death Benefit Option A to Death Benefit Option B will generally result in a Net Amount at Risk that remains level. However, such a change will result in an increase in the cost of insurance charges over time. This results because the cost of insurance rates increase with the Insured's age. You should consult a tax adviser before changing the Death Benefit option.

Changing the Target Death Benefit

You may change the Target Death Benefit under a certificate subject to the conditions described below. We will not accept the request for an increase in Target Death Benefit if the Insured is over our current maximum age for issuing the Policy or if the request is for less than the minimum amount of a change as specified in the Policy. We offer a Flexible Term Insurance Rider that may be more cost effective for you than increasing the Specified Amount under a certificate.

We will not permit any change that would result in your Policy being disqualified as a life insurance contract under Section 7702 of the Code. However, changing the Target Death Benefit may have other tax consequences. You should consult a tax adviser before changing the Target Death Benefit.

Increases

.. You may make scheduled increases of the Target Death Benefit when you apply for the Policy or when you make an unscheduled increase in the Target Death Benefit.

.. You may only schedule increases of the Target Death Benefit by purchasing and increasing the amount under the Flexible Term Insurance Rider.

.. Any unscheduled increase will be effective on the Monthly Anniversary Day following our approval of your request.

.. While the Insured is living, you may apply for an unscheduled increase in the Target Death Benefit using a supplemental application. You will have to submit evidence satisfactory to us that the Insured is insurable, any we will not permit an increase in the Target Death Benefit after the Insured's Attained Age 80. Any approved increase will become effective on the date we show on the revised certificate schedule we will send you.

.. Unless you indicate otherwise, we will assume that any request for an unscheduled increase to the Target Death Benefit to be a request for an increase to the Specified Amount.

..  An unscheduled increase in Specified Amount will increase the Target Death
   Benefit by an equal amount so that the Flexible Term Insurance Rider amount will remain unchanged after the increase.

.. An approved increase is subject to deduction of the first month's increased cost of insurance from Policy Value.

..  The increase will create a new "coverage segment." We will allocate Policy
   Value after the increase first to the original coverage segment, and then to each coverage segment in order of the increases.


(uppercase thorn)You will incur additional percentage of premium sales loads associated with the increase.



(uppercase thorn)We will calculate the percentage of premium sales load for the increase in a similar way as for the original Specified Amount. We will allocate premiums you pay after the increase to the original and the new coverage segments in the same proportion that the guideline annual premiums (as defined by federal tax law) for each coverage segment bear to the sum of the guideline annual premiums for all segments.


.. If the Target Death Benefit is increased when a premium payment is received, we will process the increase before we process the premium payment.

..  If an unscheduled increase creates a new coverage segment of Specified
   Amount, the Policy Value under a certificate will be allocated:

 .  first, to the original coverage segment, and

 .  second, to each coverage segment in order of increases.

.. we will allocate coverage segments in the same proportion that the guideline annual premium for each segment bear to the sum of the guideline annual premiums for all coverage segments.

.. Increasing the Specified Amount will generally increase the base death benefit of a certificate, and could affect the subsequent level of base death benefit and Policy Value under the certificate.

Decreases

.. You may decrease the Target Death Benefit by submitting a written application to us at our Operations Center. The decrease will take effect on the Monthly Anniversary Day that falls on, or next follows, the date we approve it.

.. Any decrease in Specified Amount will reduce the Target Death Benefit of a certificate and may reduce the Specified Amount of the certificate at issue.

..  You may not decrease the Target Death Benefit below $10,000.

..  During the grace period, we will not allow a decrease unless the Policy
   Value less any Debt is greater than our estimate of the monthly deduction to be made on the next Monthly Anniversary Day.

..  We will apply decreases in the Target Death Benefit in the following order:


  1.First to reduce the coverage segments of Flexible Term Insurance Rider associated with the most recent increases; then



  2.To the next most recent increases of Flexible Term Insurance Rider successively; then



  3.To the original coverage segment of Flexible Term Insurance Rider; and



  4.After all coverage segments of Flexible Term Insurance Rider have been entirely eliminated, then coverage segments of the Specified Amount will be reduced in a similar order.


.. If the Specified Amount is decreased when a premium payment is received, we will process the decrease before we process the premium payment.

..  Rider coverages may be affected by a decrease in Specified Amount.

.. We will reject a decrease in Specified Amount, if to effect the decrease payments to you would have to be made from Policy Value for compliance with the guideline premium limitations and the amount of the payments would exceed the Cash Surrender Value of your Policy.

A decrease may not cause the Specified Amount to be less than the minimum Specified Amount shown in the Policy nor cause the remaining Specified Amount to be less than the amount necessary for the Policy to qualify as life insurance under Section 7702 of the Code.

If a requested change is not approved, we will send you a written notice of our decision.

Changes in any additional flexible term insurance amount will be subject to the same rules discussed above for Specified Amount changes.

                          OPTIONAL INSURANCE BENEFITS

Subject to certain requirements, you may elect to add one or more of the optional insurance benefits described below. You may add these benefits when you apply for your Policy. These other optional benefits are added to your Policy by an addendum called a rider. As applicable, a charge is deducted monthly from the Policy Value for each optional benefit added to your Policy. See "Charges and Deductions." You can cancel these benefits at any time. Certain restrictions may apply, and are described in the applicable rider. In addition, adding or canceling these benefits may have an effect on your Policy's status as a modified endowment contract. See "Tax Considerations." Your agent can describe these extra benefits further.

Flexible Term Insurance Rider

This Rider provides flexible term life insurance on the life of an Insured, which is annually renewable until the death of the Insured. The amount of coverage provided by the Rider varies over time.

When we issue a certificate, we establish a schedule of death benefit amounts called the "Target Death Benefit." The Target Death Benefit may vary each certificate year, and subject to our rules, may be changed after issue.

The amount of the Flexible Term Insurance Rider in effect at any time is equal to the difference between the scheduled Target Death Benefit and the base death benefit. The Rider is dynamic; it adjusts for variations in the base death benefit under a certificate (e.g., changes resulting from the federal income tax law definition of life insurance) so that the Target Death Benefit remains level. We generally restrict the amount of the Target Death Benefit at issue to an amount not more than 900% of the Specified Amount.

For example, assume the base death benefit varies according the following schedule. The Flexible Term Insurance Rider will adjust to provide Death Benefit Proceeds equal to the Target Death Benefit each year.

                                              Term
                           Base    Target   Insurance
                           Death    Death     Rider
                          Benefit  Benefit   Amount
                          ---------------------------
                          $500,000 $550,000  $50,000
                          ---------------------------
                          $501,500 $550,000  $48,500
                          ---------------------------
                          $501,250 $550,000  $48,750
                          ---------------------------

Since the Flexible Term Insurance Rider is dynamic, it is possible that the Rider may be eliminated entirely as a result of increases in the base death benefit. Using the above example, if the base death benefit grew to $550,000, the Flexible Term Insurance Rider would be reduced to zero. (It can never be reduced below zero). Even though the Rider amount is reduced to zero, the Rider will remain in effect until it is removed from the Policy and each certificate. Therefore, if the base death benefit is subsequently reduced below the Target Death Benefit, a Rider amount will reappear as needed to maintain the Target Death Benefit at the requested level.

There is no defined premium for the Flexible Term Insurance Rider. We add the cost of the Rider to the monthly deductions, and is based on each Insured's Attained Age and risk class. We may adjust the rate charged for the Rider from time to time, but any rate will remain the same for one year. The rate will never exceed the guaranteed cost of insurance rates for the Rider for that Policy year. The cost of the Rider is added to our calculation of the Scheduled Premiums. The percentage of premium sales load may vary because of the Rider.

There may be times in which it will be to your economic advantage to include a significant portion of your insurance under the Flexible Term Insurance Rider. These circumstances depend on many factors, including the premium levels and amounts and duration of coverage you choose, as well as the age, sex, and rate class of the Insured.

Enhanced Cash Surrender Value Rider

At no cost to you and if you elect this benefit, we will add the Enhanced Cash Surrender Value Rider to your Policy and each certificate when we issue the Policy. The Enhanced Cash Surrender Value Rider will apply to subsequent certificates issued under the Policy until the Rider expires or is terminated. During the first ten Policy years, if you meet the conditions of the Rider, this benefit will increase your Policy Value when you make a full surrender of the Policy and all associated certificates. We will use the value of this Rider in all tax compliance calculations involving Policy Value. The enhancement amount, however, is not added to your Policy Value should you make a partial surrender or take a loan from your Policy. Also, the enhanced value is not available if you use your Policy Value in exchange for another life insurance policy or annuity issued by another insurance company. The amount of the Enhanced Cash Surrender Value benefit is shown in your Rider.

                       SURRENDERS AND PARTIAL SURRENDERS

Surrenders

The Owner can surrender the Policy and all certificates issued under the Policy at any time by sending a written request to our Operations Center. The Policy will terminate at end of the Valuation Date we receive your request. Unless an optional payment plan is chosen, any Proceeds will be paid to the Owner in a lump sum. The amount payable on surrender is the Cash Surrender Value applicable to each Insured on the date of surrender.

The Owner may also cancel insurance on the life of an Insured at any time by canceling that certificate. The Owner will receive Cash Surrender Value applicable to the Insured on the date of cancellation.

A surrender may have adverse tax consequences. See "Tax Considerations."

Partial Surrenders

After the first certificate year, an Owner may make partial surrenders from Policy Value provided such partial surrenders are made with respect to all members of a class or classes of Insured using a formula acceptable to the Company.

We may limit the number of partial surrenders the Owner can make in a certificate year. We will process the partial surrender request on the Valuation Date we receive it.

Your partial surrender must be for at least $500 (plus its fee). We will not allow a partial surrender if your Policy Value after the partial surrender (including the partial surrender fee) would be less than $500 or would result in a Specified Amount or Target Death Benefit in force with respect to an Insured of less than $10,000. If any partial surrender would leave less than $500, we may require the Owner to make a full surrender. If any partial surrender would result in a Specified Amount or Target Death Benefit of less than $10,000, we may require the Owner to make a full surrender.

If you have taken a loan on a certificate, we limit the amount of your partial surrender so that the loan amount, after the partial surrender, is not greater than 90% of Policy Value.


You must allocate an amount of at least $.01 or a percentage of at least .01% of your Policy Value in the Subaccounts and the Guaranteed Interest Account from which we are to take the partial surrender. Dollar amounts must total the amount of your partial surrender; percentages must total 100%. We will reject an allocation which does not comply with the rules or if there is not enough Policy Value in a Subaccount or the Guaranteed Interest Account to provide its share of the allocation. If you do not specify the allocation for the partial surrender, we will allocate the partial surrender against each Subaccount and Guaranteed Interest Account in the same proportion that the value in each Subaccount and Guaranteed Interest Account then bear to Policy Value. If the Insured dies after the request for a partial surrender is sent to us and before it is effected, the amount of the partial surrender will be deducted from the Death Benefit Proceeds. There is a fee for each partial surrender of the lesser of 2% of the amount surrendered or $25. Partial surrenders may have adverse tax consequences. See "Tax Considerations."

Effect of Partial Surrenders on Policy Value and Death Benefit Proceeds

If you make a partial surrender and you selected Death Benefit Option A, we will decrease the Specified Amount and Target Death Benefit, if applicable, under a certificate by the amount of the partial surrender (excluding its fee). If you selected Death Benefit Option B, a partial surrender will not change the Specified Amount of that certificate. However, if the Death Benefit is not equal to the Policy Value times a death benefit percentage, we will reduce the Death Benefit by the amount of the partial surrender. Under either Death Benefit option, if the Death Benefit is based on the Policy Value times the applicable death benefit percentage, the Death Benefit may decrease by an amount greater than the partial surrender.

                                     LOANS

The Owner may borrow up to 90% of Policy Value under a certificate at any time by writing us at our Operations Center. (If you request a loan on a Monthly Anniversary Day, the maximum loan is reduced by the monthly deduction due on that day.) A certificate is the only security for the loan. A loan may have tax consequences. Please consult a tax adviser before borrowing from the Policy.

To secure a loan, we transfer an amount equal to the loan Proceeds from Policy Value in the Variable Account and the Guaranteed Interest Account to our Loan Account. You tell us from where we are to transfer this Policy Value. You can specify loan allocations by amount or percentages. Allocations by percentage must in whole percentages and the minimum percentage is .01% against any Subaccount or the Guaranteed Interest Account. If you do not specify an allocation, if we cannot process your loan allocations because they do not comply with our rules, or if there is not enough Policy Value in a Subaccount and/or the Guaranteed Interest Account to comply with your request, we will reject your request for a loan. We pay interest monthly on amounts allocated to our Loan Account at an annual rate not less than 3.0%. We may pay excess interest in our sole discretion. We will allocate amounts in the Loan Account that exceed Debt to the Variable Account and/or Guaranteed Interest Account as we determine.

We normally pay the amount of the loan within seven calendar days after we receive a proper request for a loan at our Operations Center. We may postpone payment of loan under certain conditions. See "Payments." We charge interest on a loan at a maximum rate of 3.0% annually. Loan interest is payable in arrears on each certificate anniversary.

If you do not pay the interest when due, it will become part of the loan and accrue interest accordingly. To secure this "new" loan, we will deduct amounts from the Policy Value of each Subaccount and/or the Guaranteed Interest Account in the same proportion that each bears to total Policy Value on the certificate anniversary.

You may repay all or part of the Debt (i.e., your loan amount plus interest on the loan) at any time by sending the repayment to our Operations Center. We will credit repayments on the Valuation Date that we receive them. You must clearly mark a Scheduled Premium as a loan repayment or it will be credited as a premium. We consider Unscheduled Premiums, while there is a loan outstanding, as a repayment of Debt, unless otherwise notified. If a loan repayment is made which exceeds Debt, we will consider the excess to be part of a Scheduled Premium, and the payment will be subject to the rules on acceptance of premium payments.

Upon each loan repayment, we will transfer an amount equal to the loan repayment from the Loan Account to the Variable Account and/or Guaranteed Interest Account according to your current premium allocation instructions, unless you specify otherwise.

We deduct any Debt from the Cash Surrender Value and the Death Benefit Proceeds payable on the Insured's death.

Effects of Loans

A loan affects the Policy because we reduce Death Benefit Proceeds and Cash Surrender Value under a certificate by the amount of Debt. Repaying the loan causes the Death Benefit Proceeds and Policy Value to increase by the amount of the repayment. As long as there is Debt, we will hold an amount in the Loan Account equal to loan amount as collateral. This amount is not affected by the Variable Account's investment performance or interest we credit on amounts allocated to the Guaranteed Interest Account. Amounts transferred from the Variable Account as collateral will affect Policy Value because we credit such amounts with an interest rate we declare rather than a rate of return reflecting the investment performance of the Variable Account.

There are risks involved in taking a loan, including the potential for termination if projected earnings taking into account Debt are not achieved. A loan also may have adverse tax consequences. See "Tax Considerations."

We will notify you if a certificate is in risk of termination and has entered a 61-day grace period. See "Termination."

                                  TERMINATION

General

If, on any Monthly Anniversary Day, the Cash Surrender Value under a certificate is not sufficient to pay the monthly deduction for the following Monthly Anniversary Day, we shall send the Owner a notice of insufficient value. A grace period of 61 days from the date of the notice of insufficient value will be allowed for payment. If you do not pay the required premium, the certificate will end.

Amounts You Must Pay to Prevent Lapse

If you receive a notice of insufficient premium, you must pay the amount stated in the notice to keep a certificate in effect. In general, the amount will equal:

  (a)any balance needed for the monthly deduction; plus

  (b)any accrued loan interest due during the grace period; plus

  (c)an amount equal to two monthly deductions or, if greater, the number of monthly deductions until the next Scheduled Premium due date.

A Certificate Will Remain in Effect During the Grace Period

A certificate will remain in effect through the grace period. This means that if the Insured should die during the grace period, a Death Benefit would still be payable, although we would reduce the Death Benefit Proceeds by the unpaid monthly deduction as well as the monthly deduction for the month of death and by the amount of any Debt.

If you do not pay the required premium before the grace period ends, the certificate will terminate. It will have no value and no benefits will be payable. However, you may reinstate the certificate under certain circumstances.

Reinstatement

If you have not surrendered your Policy, the Insured under the relevant certificate is living and a certificate was not otherwise terminated, you may reinstate a certificate within five years after the Monthly Anniversary Day at the beginning of the grace period.

The effective date of a reinstatement will be the Monthly Anniversary Day on or following the date we approve the application for reinstatement. To reinstate the certificate, we will need:

  (1)written notice from the Owner received at our Operations Center within five years after the grace period ends;

  (2)satisfactory evidence of the Insured's insurability;

  (3)payment of a premium or a loan repayment large enough to:

     (a)keep the certificate in force for at least three months from the reinstatement date; and

     (b)pay the balance needed as described in the "Grace Period" section above;

  (4)payment or reinstatement of any Debt due us under the certificate, plus payment of interest on any reinstated Debt from the date of reinstatement to the next certificate anniversary at the rate which applies to loans on the date of reinstatement; and

  (5)payment of a $150 reinstatement fee.

At the time of reinstatement, we will allocate Policy Value minus, if applicable, Debt among the Subaccounts and the Guaranteed Interest Account according to your most recent premium allocation instructions.

                                   PAYMENTS

You may send your written request for payment or transfer request to our Operations Center or give it to one of our authorized agents, who will forward it to our Operations Center. We will ordinarily pay any Death Benefit, loan, surrender, or partial surrender Proceeds in a lump sum within seven days after receipt at our Operations Center of all the documents required for such a payment.

Other than the Death Benefit Proceeds, which we determine as of the date the Insured's death, the amount we pay or transfer, as appropriate, is as of the end of the Valuation Date during which our Operations Center receives all required documents. We may pay your surrender Proceeds or Death Benefit Proceeds as a lump sum or under one of our Settlement Options. See "Settlement Options."

Any Death Benefit Proceeds that we pay in one lump sum will include interest from the date of death to the date of payment. The interest we pay will be at a rate determined by applicable state law. We may delay making a payment or processing a transfer request if:

 . the New York Stock Exchange is closed on other than customary weekend and holiday closings or trading on the New York Stock Exchange is restricted as determined by the SEC;

 . an emergency exists, as determined by the SEC, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the Variable Account's net assets; or

 .  for such other periods as the SEC by order may permit.

We may also defer making payments attributable to a check that has not cleared the bank on which it is drawn. We reserve the right to defer payments from the Guaranteed Interest Account for up to six months.


If mandated under applicable law, we may be required to reject a premium payment. We may also be required to provide additional information about your account to government regulators. In addition, we may be required to block an Owner's account and thereby refuse to pay any request for transfers, withdrawals, surrenders, loans or Death Benefits, until instructions are received from the appropriate regulator.

                            CHARGES AND DEDUCTIONS

We will deduct the charges described below to cover our costs and expenses, services provided, and risks assumed under the Policies. We incur certain costs and expenses for the distribution and administration of the Policies and for providing the benefits payable thereunder.

Services and benefits we provide:

 .  the Death Benefit, surrender benefit and loan benefit under the Policy;

 .  Investment Options, including premium allocations;

 .  administration of elective benefits; and

 .  the distribution of reports to Owners.

Costs and expenses we incur:

 . processing applications for and issuing the Policies and the certificates under the Policies;

 .  maintaining records;

 .  administering settlement options;

 . furnishing accounting and valuation services (including the calculation and monitoring of daily Subaccount values);

 .  reconciling and depositing cash receipts;

 . those associated with underwriting applications and increases in Specified Amount;

 . sales and marketing expenses including compensation paid in connection with the sales of the Policies;

 .  providing toll-free inquiry services;

 . other costs of doing business, such as federal, state and local premium taxes and other taxes and fees.

The risks we assume include:

 . that an Insured may live for shorter period of time than estimated, resulting in the payment of greater Death Benefits than expected; and

 . that the costs of providing the services and benefits under the Policies will exceed the charges deducted.

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge. For example, percentage of premium sales loads we collect may not fully cover all of the sales and distribution expenses we actually incur. We also may realize a profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

Deductions from Premium Payments

We deduct a percentage of premium sales load, a premium tax charge, and a DAC tax charge from each premium payment (the "premium load") before we apply that payment to your Policy Value. The percentage of premium sales load is a percentage of each premium and will never exceed 10% of the premium paid. The amount of the percentage of premium sales load under your Policy depends on our distribution costs. The percentage of premium sales load may be affected by the characteristics of the group (such as the Insureds' issue ages, genders and underwriting classes) and the duration of each certificate and may change over time. We assess the percentage of premium sales load on premiums up to the Target Premium. We anticipate that most premiums we will receive will be Target Premiums.

In general, we will not assess the percentage of premium sales load on the premiums you pay that are in excess of Target Premium. If you purchase the Flexible Term Insurance Rider, your percentage of premium sales load may be reduced because the Rider may reduce the portion of each premium paid that is Target Premium. We show the maximum percentage of premium sales load we assess under your Policy on each certificate's schedule pages.

We also deduct a tax charge for state and local premium taxes (the premium tax charge) and for federal deferred acquisition costs (the DAC tax charge). The premium tax charge depends on the state where we issued the Policy and will not exceed 5% of each premium payment. The federal tax charge for deferred acquisition costs of the Company is currently 1.25% of your premium payment, the amount of the DAC tax charge. We guarantee that the amount of the DAC tax charge will not exceed 5.0%. We will not deduct the premium tax charge or the DAC tax charge in situations where the premiums received from you are not subject to these taxes.

Deductions from Policy Value - The Monthly Deductions

We take a monthly deduction from Policy Value on each Certificate Issue Date and on each Monthly Anniversary Day. We will take a monthly deduction on a pro-rata basis from the Subaccounts and the Guaranteed Interest Account (i.e., in the same proportion that the value in each Subaccount and the Guaranteed Interest Account bears to the sum of all Subaccounts and the Guaranteed Interest Account) on the Monthly Anniversary Day. However, we will take the monthly deduction on a pro-rata basis against Policy Value on the Monthly Anniversary Day. All deductions from the Guaranteed Interest Account will be taken on a last-in, first-out basis. Because portions of a monthly deduction can vary from month-to-month, the monthly deduction will also vary. A monthly deduction is equal to the sum of:

 .  the monthly policy charge;

 .  the monthly administrative and sales expense charge;

 .  the asset-based charge;

 .  the cost of insurance charge; and

 .  the cost of any additional benefits provided by rider.

Monthly Policy Charge. We charge $5.00 each month to help defray the costs of administering each certificate.

Monthly Administrative and Sales Expense Charge. We charge a monthly administrative and sales expense charge of up to $5.00 per $1,000 of Specified Amount each month for the administrative and distribution costs associated with the Policy. The monthly administrative and sales expense charge assessed under a certificate depends on the Insured's issue age (or age on the effective date of increase of Specified Amount), gender, certificate duration (or the duration of the increase in Specified Amount) and Specified Amount. In addition, the monthly administrative and sales expense charge may vary with the characteristics of the group insured under the Policy and our distribution costs. For each certificate, we currently will deduct this charge for the first 25 years from the Certificate Issue Date for the initial Specified Amount, and 25 years from each subsequent increase in Specified Amount. However, we may deduct this charge for the duration of the certificate. During the first four certificate years for each coverage segment for an Insured, we may reduce the monthly administrative and sales expense charge according to the following schedule:

                                     Percentage of Monthly
                                    Administrative and Sales
                                         Expense Charge
                   Certificate Year         Reduced
                   ---------------- ------------------------
                          1........           100%
                          2........            75%
                          3........            50%
                          4........            25%
                          5+.......             0%

We show the maximum monthly administrative and expense charge we assess under your Policy on each certificate's schedule pages.


Asset-Based Charge. We charge the asset-based charge of up to 0.83% of Policy Value each month (1.00% annually) to compensate us for mortality and expense risks and distribution expenses that we incur in administrating the Policy. The asset-based charge under each certificate will vary based on the certificate year and the premiums paid. In addition, the asset-based charge will vary with our distribution costs which may change over time and the characteristics of the group insured under the Policy. Currently, the asset-based charge will remain level after the 10th certificate year.



Cost of Insurance Charge. We assess a monthly cost of insurance charge to compensate us for insuring the Death Benefit (i.e., the anticipated cost of paying a Death Benefit that exceeds your Policy Value). The cost of insurance charge under each certificate depends on the Insured's issue age (or age on the effective date of increase of Specified Amount), gender, risk class, the duration of the certificate (or the increase in Specified Amount) and the group Policy to which the certificate is attached and may vary from certificate to certificate and Monthly Anniversary Day to Monthly Anniversary Day.



We currently place Insureds into the following risk classes when we issue a certificate: Preferred Nonsmoker, Preferred Smoker, Standard Nonsmoker, Standard Smoker, or Substandard Class. The original risk class applies to the initial Specified Amount. A different risk class may apply to any unscheduled increase, based on the Insured's circumstances at the time of the increase in Specified Amount.


We calculate the insurance rate separately for the initial Specified Amount and for any increase in Specified Amount. The cost of insurance rate generally increases with the age of the Insured.

We may change the insurance rates from time to time at our sole discretion, but we guarantee that the insurance rates we charge will never exceed the maximum rates shown in your Policy. These rates are based on the 1980 Commissioners' Standard Ordinary Mortality Tables. The maximum insurance rates are based on the Insured's age nearest his or her birthday at the start of the certificate year. The rates we currently charge are, at most ages, lower than the maximum permitted under the Policy, and depend on our expectation of future experience with respect to investment earnings, mortality, expenses, persistency, and taxes. A change in rates will apply to all persons of the same age, gender (where applicable), and risk class and whose Policies have been in effect for the same length of time.

Our current insurance rates distinguish between women and men. We offer Policies based on unisex mortality tables if required by state law.

We determine the cost of insurance for each Insured on the Certificate Issue Date and thereafter on each Monthly Anniversary Day. We determine it separately for each of the following, in the order shown:

 (A)the initial Specified Amount;

 (B)each increase in Specified Amount, successively, in the order in which it took effect; and

 (C)the excess of the Death Benefit over the Specified Amount due to corridor death benefit percentages then in force.


We calculate the cost of insurance for each of (A), (B), and (C) above by multiplying the insurance rate (as described below) by its Net Amount at Risk. The Net Amount at Risk depends in part on the Death Benefit option you selected and a certificate's Policy Value on the Monthly Anniversary Day. Other factors that affect the Net Amount at Risk include investment performance, payment of premiums, and charges to the Policy. The insurance rate that applies to paragraph (C) is the same as the rate that applies to the most recent increase in Specified Amount. If there has been no increase in the Specified Amount, the rate for the initial Specified Amount (as shown in the Policy) applies.

Extra Cost of Insurance Charge. We may charge a permanent percentage extra or a temporary flat extra charge in addition to the cost of insurance charge if the Insured is in a special substandard underwriting class.

Cost of Insurance Charge for the Optional Flexible Term Insurance Rider. We charge you an extra cost of insurance charge each month if you elect the Flexible Term Insurance Rider. See "Optional Insurance Benefits." The current rates for the cost of insurance charge associated with the Flexible Term Insurance Rider are higher than those associated with the base Policy.

Transaction Charges

Partial Surrender Fee. We deduct a partial surrender fee of the lesser of $25 or 2% of the amount surrendered on each partial surrender you make. We allocate the fee between your remaining Policy Value in the Subaccounts and in the Guaranteed Interest Account on a pro-rata basis, based on the allocation percentages you specified for the partial surrender.

Transfer Fee. We reserve the right to assess a $25 transfer fee for each transfer you make among the Subaccounts and between the Subaccounts and the Guaranteed Interest Account after the 12th transfer in any certificate year, for a certificate. We currently do not assess this fee.

Reinstatement Fee. We charge $150 at the time we reinstate a certificate. You must pay this fee in addition to the other amounts required to reinstate a certificate.

Other Charges. We may charge the Subaccounts for federal income taxes we incur that are attributable to the Variable Account. No such charge is currently assessed.

                              TAX CONSIDERATIONS

Introduction

The following summary provides a general description of the federal income tax considerations associated with the Policy and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. You should consult counsel or other competent tax advisors for more complete information. This discussion is based upon our understanding of the present federal income tax laws. No representation is made as to the likelihood of continuation of the present federal income tax laws or as to how they may be interpreted by the Internal Revenue Service.


Tax Status of a Certificate



To qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under federal tax law, a life insurance policy must satisfy certain requirements which are set forth in the Code. Guidance as to how these requirements are to be applied is limited. Moreover, the manner in which the applicable requirements of the Code should be applied to certain features of the Policy is not directly addressed by this guidance. Thus, while the Company believes that a certificate issued under a Policy should satisfy the applicable requirements assuming the Owner has the requisite insurable interest and has received any necessary consents, it is not clear whether a certificate will in all cases (particularly with respect to certificates issued on a substandard basis, due to lack of guidance on the matter) satisfy the applicable requirements to receive the tax treatment normally accorded life insurance contracts under the federal tax law. If it is subsequently determined that a certificate does not satisfy the applicable requirements, the Company may take appropriate steps to bring the certificate into compliance with such requirements and the Company reserves the right to modify the Policy and its certificates as necessary in order to do so.


In certain circumstances, an owner may be considered the owner, for federal tax purposes, of the assets of a separate account used to support such Policy due to their ability to exercise investment control over those assets.

Where this is the case, the owners have been currently taxed on income and gains attributable to separate account assets. There is little guidance in this area, and some features of the Policy, such as the flexibility of Owners to allocate premium payments and Policy Value, have not been explicitly addressed in published rulings. While the Company believes that the Policy and its certificates do not give Owners investment control over Variable Account assets, we reserve the right to modify the Policy as necessary to prevent the Owner from being treated as the owner of Variable Account assets supporting a Policy and its certificates.


In addition, the Code requires that the investments of the Variable Account be "adequately diversified" in order for the policy to be treated as a life insurance contract for federal income tax purposes. It is intended that the Variable Account, through the Funds, will satisfy these diversification requirements.


The following discussion assumes that the Policy and its certificates will qualify as a life insurance contract for federal income tax purposes.


Tax Treatment of Policy Benefits


In General. The Company believes that the Death Benefit under a Policy should be excludible from the gross income of the Beneficiary. Federal, state and local estate, inheritance, transfer, and other tax consequences of ownership or receipt of Proceeds from a certificate depend on the circumstances of each Owner or Beneficiary. A tax advisor should be consulted on these consequences.



Depending on the circumstances, the exchange of a certificate, an increase or decrease of a certificate's Specified Amount, a change in a certificate's Death Benefit option (i.e., a change from Death Benefit Option A to Death Benefit Option B or vice versa), a loan, a partial surrender, a surrender, or a change in ownership of a certificate may have federal income tax consequences. A tax advisor should be consulted before effecting any of these changes.



Generally, as long as you are not subject to the alternative minimum tax, you will not be taxed on the Policy Value, including increments thereof, until there is a distribution. The tax consequences of distributions from, and loans taken from or secured by, a certificate depend upon, among other factors, whether the certificate is classified as a Modified Endowment Contract. If there is a complete surrender or termination of a certificate and the amount received plus the amount of indebtedness satisfied from policy values exceeds the total investment in the certificate then, regardless of whether a certificate is or is not a Modified Endowment Contract, the excess will generally be treated as ordinary income subject to tax.



Modified Endowment Contracts. Under the Internal Revenue Code, certain life insurance contracts are classified as "Modified Endowment Contracts," with less favorable tax treatment than other life insurance contracts. Due to the flexibility of the Policy as to premiums and benefits, the individual circumstances of each certificate issued under a Policy will determine whether it is classified as a MEC. In general a certificate will be classified as a MEC if the amount of premiums paid into the certificate causes the certificate to fail the "7-pay test." A certificate will fail the 7-pay test if at any time in the first seven certificate years, the amount paid into the certificate exceeds the sum of the level premiums that would have been paid at that point under a certificate that provided for paid-up future benefits after the payment of seven level annual payments.



If there is a reduction in the benefits under the certificate during the first seven years, for example, as a result of a partial surrender, the 7-pay test will have to be reapplied as if the certificate had originally been issued at the reduced face amount. If there is a "material change" in the certificate's benefits or other terms, the certificate may have to be retested as if it were a newly issued certificate. A material change may occur, for example, when there is an increase in the death benefit which is due to the payment of an unnecessary premium. Unnecessary premiums are premiums paid into the certificate which are not needed in order to provide a death benefit equal to the lowest death benefit that was payable in the first seven certificate years. To prevent a certificate from becoming a MEC, it may be necessary to limit premium payments or to limit reductions in benefits. A current or prospective Policy owner should consult a tax advisor to determine whether a transaction will cause a certificate issued under a Policy to be classified as a MEC.

Distribution Other Than Death Benefits from Modified Endowment
Contracts. Certificates classified as Modified Endowment Contracts are subject to the following tax rules:


  1.All distributions from a Modified Endowment Contract (other than Death
    Benefits), including distributions upon surrender and withdrawals, will be treated as distributions of gain taxable as ordinary income and, only after all gain has been distributed, as tax-free recovery of the Owner's investment in the Policy.


  2.Loans taken from or secured by a certificate classified as a Modified
    Endowment Contract are treated as distributions and taxed accordingly.


  3.A 10 percent penalty tax is imposed on the amount subject to tax except where the distribution or loan is made when the Owner has Attained Age
    59 1/2 or is disabled, or where the distribution is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner's Beneficiary or designated Beneficiary. It should be noted that none of these exceptions apply, however, where the Owner is a corporation or other non-individual.


If a certificate becomes a Modified Endowment Contract, distributions that occur during the certificate year will be taxed as distributions from a Modified Endowment Contract. In addition, distributions from a certificate within two years before it becomes a Modified Endowment Contract will be taxed in this manner. This means that a distribution made from a certificate that is not a Modified Endowment Contract could later become taxable as a distribution from a Modified Endowment Contract.



Distributions Other Than Death Benefits from Policies that are not Modified Endowment Contracts. Distributions other than Death Benefits from a certificate that is not classified as a Modified Endowment Contract are generally treated first as a recovery of the Owner's investment in the certificate and only after the recovery of all investment in the certificate as taxable income. However, certain distributions, including those which must be made to enable the certificate to continue to qualify as a life insurance contract for federal income tax purposes if certificate benefits are reduced during the first 15 certificate years, may be treated in whole or in part as ordinary income subject to tax.



Loans from or secured by a certificate that is not classified as a Modified Endowment Contract are generally not treated as a distribution. However, the tax consequences associated with loans with minimal or no difference between the amount of interest credited and the amount of interest charged, such as are available under the certificates, are less clear and a tax adviser should be consulted about such loans.



Neither distributions from nor loans from or secured by a certificate that is not a Modified Endowment Contract are subject to the 10 percent additional penalty tax. A tax advisor should be consulted about such loans.



Investment in a Certificate. Your investment in a certificate is generally your aggregate premium payments for such certificate. When a distribution is taken from the certificate, your investment in the certificate is reduced by the amount of the distribution that is tax-free.



Loans. In general, interest paid on any loan under a certificate will not be deductible. Any interest paid on borrowings used to pay premiums is also generally not deductible. Before securing any loan or borrowing that can be associated with a certificate, the Owner should consult a tax advisor as to the consequences.



If a certificate lapses or is surrendered while a loan is outstanding, the amount of the loan will be treated as a distribution and taxed accordingly.



Withholding. To the extent that distributions from a certificate are taxable, they are generally subject to income tax withholding. Recipients can generally elect, however, not to have tax withheld from distributions.

Multiple Certificates. All Modified Endowment Contracts that are issued by the Company (or its affiliates) to the same Owner during the same calendar year are treated as one Modified Endowment Contract for purposes of determining the amount includible in the Owner's income when a taxable distribution occurs. This means that a distribution from a certificate that is a Modified Endowment Contract owned by a corporation will be taxable (and subject to a 10 percent penalty tax) to the extent there is any gain on that certificate and any other Modified Endowment Contracts issued by the Company to such Owner during the same calendar year.



Continuation of a Certificate Beyond Age 100. Provisions of a certificate under the Policy are designed to enable them to continue the above tax treatment beyond the Insured's age 100. Nevertheless, the tax consequences of continuing a certificate under the Policy beyond the Insured's 100th year are unclear. You should consult a tax adviser if you intend to keep a certificate in force beyond the Insured's 100th year.



Pension and Profit Sharing Plans. A life insurance policy can be purchased and held by a qualified retirement plan subject to limitations of federal tax law and the terms of the retirement plan. As the rules governing qualified retirement plans are voluminous and complex and as their effect may differ depending on the terms of a particular plan document no attempt is made here to describe such rules. Persons purchasing the policy pursuant to a qualified retirement plan should consult with their own tax advisors.



Business Uses of the Policy. Businesses can use the Policy and certificates issued thereunder in connection with various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plus, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. If you are purchasing the Policy for any arrangements the value of which depends in part on its tax consequences, you should consult a qualified tax adviser. In recent years, moreover, Congress has adopted new rules relating to the use of life insurance owned by businesses and in an employment context. Any business contemplating the purchase of a new certificate or a change in an existing certificate should consult a tax adviser.


Split-Dollar Arrangements. The IRS and the Treasury Department have recently issued guidance that substantially affects split-dollar arrangements. Consult a qualified tax adviser before entering into or paying additional premiums with respect to such arrangements.


Tax Shelter Regulations. Prospective Owners should consult a tax advisor about the treatment of the Policy under the Treasury Regulations applicable to tax shelters.





Alternative Minimum Tax. There may also be an indirect tax upon the income in a certificate or the Proceeds of a certificate under the federal corporate alternative minimum tax, if the Owner is subject to that tax.



Other Tax Considerations. The individual situation of each Owner or Beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of certificate Proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes.



Possible Tax Law Changes. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of a certificate issued under a Policy could change by legislation or otherwise. It is possible that any legislative change could be retroactive. Consult a tax adviser with respect to legislative developments and their effect on the Policy.



The Company's Income Taxes. Under current federal income tax law, the Company is not taxed on the operations of a Variable Account. Thus, currently the Company does not deduct a charge from the Variable Account for federal income taxes. The Company reserves the right to charge a Variable Account for any future federal income taxes we may incur.

Under current laws in several states, the Company may incur state and local taxes (other than premium taxes). The Company is not currently charging for them. Nevertheless, the Company reserves the right to deduct charges for such taxes in the future.

                           OTHER POLICY INFORMATION

Exchange Privilege

During the first 24 months following the Policy Date, you may exchange your Policy for a policy where the investment experience is guaranteed. To accomplish this, the entire amount in the Subaccounts of the Variable Account is transferred to the Guaranteed Interest Account. All future premiums are allocated to the Guaranteed Interest Account. You also will be required to execute certain terms to effect the exchange. This serves as an exchange of your Policy for the equivalent of a flexible premium universal life policy. No charge is imposed on the transfer when you exercise the exchange privilege.

Misstatement of Age or Gender

If the Insured's age or gender was misstated in an application, any Death Benefit will be adjusted as follows:

 . For adjustments made before the Insured's death, no charge will be made to the then current monthly deduction, but the subsequent monthly deductions will be adjusted to reflect such charges that would apply had the certificate been issued based on the correct age and gender.

 . For adjustments made at the time of the Insured's death, the Death Benefit payable will be adjusted to reflect the amount of coverage that would have been supported by the most recent monthly deduction under the certificate based on the then current insurance rate for the correct age and gender.

Suicide Exclusion

If the Insured commits suicide, while sane or insane, within two years of the Certificate Effective Date, all coverage under the certificate will end, and we will pay a refund to the Beneficiary. The amount of the refund will equal all premiums paid on the certificate, less Debt and partial surrenders.

If the Insured commits suicide, while sane or insane, more than two years after the Certificate Effective Date and within two years after an increase in the Specified Amount became effective, the Specified Amount will be reduced to the amount in effect prior to the increase. The amount payable with respect to the increase will equal the monthly deductions that were made for that increase. Any limited amount payable will be treated as Death Proceeds and paid to the Beneficiary under the same conditions as the original Specified Amount.

Incontestability

The Policy limits our right to contest a certificate as issued or as increased, except for material misstatements contained in the application or a supplemental application, after it has been in force during the Insured's lifetime for a minimum period, generally for two years from the Certificate Effective Date, or effective date of the increase in Specified Amount.

Settlement Options

Death Proceeds or Cash Surrender Value will be paid in one lump sum, unless requested otherwise. Any part of the Proceeds can be left with us and paid under a payment plan. During the Insured's life, you can choose a plan. A Beneficiary can choose a plan if you have not chosen one at the Insured's death. Please see your Policy for more information about the plans.

Legal Proceedings

The Company, like all other companies, is involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurance companies, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, we believe that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on us or the Variable Account.

                            ADDITIONAL INFORMATION

Sale of the Policies

We have entered into a distribution agreement with MONY Securities Corporation ("MSC"), a wholly owned subsidiary of MONY Life Insurance Company, to act as principal underwriter and for the distribution and sale of the Policies. MSC's principal business address is 1740 Broadway, New York, New York 10019. MSC is registered as a broker dealer under the Securities Exchange Commission under the Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates, and is a member of the National Association of Securities Dealers, Inc. ("NASD").



MSC offers the Policies through its registered representatives who are registered with the NASD and with the states in which they do business and are also licensed as life insurance agents of the Company. More information about MSC and its registered persons is available at http://www.nasdr.com or by calling 1-800-289-9999. You also can obtain an investor brochure from NASD Regulation describing its Public Disclosure Program.


We pay commissions for the sale of Policies and related Certificates. The maximum commission schedule available for sales through MSC's registered representatives is limited as follows: 50% of Target Premium in any one year, 12% of Target Premium averaged over any 5 consecutive year period and 10% of Target Premium averaged over any 10 consecutive year period. Therefore, for example, if we pay 50% first year we are limited to 10% in any year 2 through
5. If we then pay 10% in year 2 we pay nothing in year 3,4, or 5. So, stated another way, the commission percentage in any one year can not exceed 50%. Over 5 years, the sum of the commission percentages can not exceed 60% and over 10 years the sum of the percentages can not exceed 100%. In addition, beginning in the 2nd Certificate Year, we may pay a maximum annual commission based on 0.25% of the Policy Value. After Certificate issue, upon any increase in Specified Amount, the commission limitations outlined above apply separately with respect to additional Target Premium associated with the increase. We pay commissions for substandard risk and rider premiums based on our rules at the time of payment. Additional amounts may be paid and expenses may be reimbursed based on various factors. MSC and other selling broker-dealers will share commissions and additional amounts received for sales of the Policies with their sales representatives involved in the sales in accordance with their rules and policies for compensating sales representatives. See "Distribution of the Policies" in the Statement of Additional Information for more information about compensation paid for the sale of the Policies.


MSC will receive 12b-1 fees from certain of the Funds as compensation for providing certain distribution and shareholder support services.

Other Information

We filed a registration statement with the SEC under the Securities Act of 1933, as amended, for the Policies being offered here. This Prospectus does not include all of the information set forth in the registration statement (including the Statement of Additional Information), its amendments, and exhibits. Statements in this Prospectus about the content of the Policies and other legal instruments are summaries. For the complete text of those Policies and instruments, please refer to those documents as filed with the SEC. You may obtain these documents from the SEC's principal office in Washington, D.C., upon payment of the SEC's prescribed fees, or by assessing the SEC's website at http//www.sec.gov.

                             POLICY ILLUSTRATIONS

Upon request and no more frequently than once a year, the Company will send you an illustration of future benefits under the Policy based on both guaranteed and current cost assumptions. You should obtain a personalized illustration before purchasing a Policy.

                            PERFORMANCE INFORMATION


We may advertise performance information for the Subaccounts of the Variable Account and the underlying portfolios in which the Subaccounts invest in advertisements, sales literature, or reports to Owners or prospective purchasers.



All performance we show will reflect the fees and charges assessed by the Funds and shown in the "Fee Table" in this Prospectus. Each performance presentation will identify the fees and charges deducted from performance, as well as the fees and charges not deducted from performance; if we were to show these omitted fees and charges, performance would be significantly lower.



You may always obtain a personalized illustration. This illustration will reflect the fees and charges assessed under the Policy that are applicable to you. These fees and charges include the sales charge, the tax charge, the cost of insurance charge, the mortality and expense risk charge, the administrative charge, and the fees and charges assessed by the Funds in which you invest.



Performance information may be compared, in reports and promotional literature, to:



  1.the S&P 500, Dow Jones Industrial Average, Lehman Brothers Aggregate Bond
    Index or other unmanaged indices to allow investors to compare results with those of a group of unmanaged securities widely regarded by investors as representative of the securities markets in general;



  2.other variable life separate accounts or other investment products tracked by Lipper Analytical Services, a widely used independent research firm that ranks mutual funds and other investment products by overall performance, investment objectives, and assets, or tracked by other services, companies, publications, or persons, such as Morningstar, Inc., which ranks such investment products on overall performance or other criteria; or



  3.the Consumer Price Index (measure for inflation) to assess the real rate of return from the purchase of a Policy.



Unmanaged indices may assume the reinvestment of dividends, but generally do not reflect deductions for administrative and management costs and expenses.



The performance data provided represents past performance and should not be considered indicative of future results.







                             FINANCIAL STATEMENTS

Our financial statements and the financial statements of the Variable Account contained in the SAI. You should distinguish the financial statements of the Company included in this Prospectus from the financial statements of the Variable Account. The financial statements of the Company should be considered only as bearing upon the ability of the Company to meet its obligations under the Policies. You should not consider the financial statements of the Company as affecting investment performance of the assets held in the Variable Account.

                                   GLOSSARY

For your convenience, we are providing a glossary of the special terms we use in this prospectus.

Attained Age - The Insured's age on the Certificate Issue Date plus the number of full years since the Certificate Issue Date.

Beneficiary - The person or entity designated by the Owner to receive the Death Proceeds of the Policy.

Cash Surrender Value - The Policy Value less any Debt and any due and unpaid fees or charges.

Certificate Effective Date - The date that coverage under the certificate becomes effective. The Certificate Effective Date is shown on the certificate schedule. We use the Certificate Effective Date to measure when benefits may be payable.

Certificate Issue Date - The date that this certificate is deemed to be issued with respect to the Insured shown on the certificate schedule. The Certificate Issue Date includes backdating and other issue date adjustments. If the Certificate Issue Date would otherwise fall on the 29th, 30th or 31st of the month, the Certificate Issue Date will be the 28th. Certificate years and anniversaries are measured from the Certificate Issue Date.

Code - The Internal Revenue Code of 1986, as amended.

Company - MONY Life Insurance Company of America. "We," "us," or "our" refers to the Company.

Death Benefit - The benefit payable under a certificate upon the death of the Insured as determined as of the date of death.

Death Proceeds - The actual amount payable to the Beneficiary.

Debt - The amount of any outstanding loans plus accrued interest. Debt is deducted from Proceeds payable at the Insured's death or at the time of surrender.

Enhanced Cash Surrender Value - The amount added to Cash Surrender Value should an Owner make a full surrender of the Policy in the first ten Policy years and meet the conditions of the Enhanced Cash Surrender Value Rider.

Fund - Any open-end management investment company or unit investment trust in which a Subaccount invests.

General Account - The assets of the Company other than those allocated to the Variable Account or any other segregated asset accounts of the Company.

Guaranteed Interest Account - A General Account Investment Option we offer under the certificate. We credit fixed rates of interest on Policy Value allocated to the Guaranteed Interest Account.

Insured - The person whose life is insured under a certificate as shown on each certificate schedule.

Investment Options - The Subaccount(s) and the Guaranteed Interest Account shown on the certificate schedule.

Issue Age - The Insured's age on his or her nearest birthday as of the Certificate Issue Date.

Loan Account - An account we established within our General Account to hold amounts transferred as security for Policy loans. We charge daily interest on the loan amount that is due and payable annually. We also credit interest to the Loan Account.

Monthly Anniversary Day - The same day in each month as the Certificate Issue Date. This day is shown on the certificate schedule.

Net Amount at Risk - The Death Benefit less Policy Value.

Net Premium - The premium paid less the percentage of premium sales load, premium tax charge, and DAC tax charge shown in the certificate schedule.


Operations Center - The Company's service center at One MONY Plaza, P.O. Box 4869, Syracuse, New York 13221--telephone number 1-800-947-3593.


Owner - The Owner of the Policy as named in the Policy.

Payee - The person(s) or entity(ies) to whom we make payment.


Policy - The Policy with any attached application(s), any riders, and any endorsements.



Policy Date - The date we authorize the Policy to be delivered to you (we call this the "policy release date") or, if later, the date as you requested your Policy to become effective. We measure Policy years and anniversaries from the Policy Date. The Policy Date is shown in your Policy. If the Policy Date is the 29th, 30th, or 31st of a month, there will be some calendar months when there is no such date. For those months, the policy month will start on the last day of the calendar month.


Policy Value - The sum of the values allocated to the Variable Account, Guaranteed Interest Account, and the Loan Account.

Proceeds - The amount we pay to the Payee under a payment option according to the optional payment plan provision.

Proof of Death - We require one or more of the following as Proof of Death:

  (1) a certified death certificate;

  (2) a certified decree from a court of competent jurisdiction;

  (3) a written statement by a medical doctor who attended the deceased; or

  (4) any other proof satisfactory to us.

We also require written payment instructions from the Beneficiary.

Scheduled Premium - A premium paid according to a payment schedule we establish with the Owner.


Specified Amount - The minimum death benefit for as long as a certificate remains in effect.


Subaccount - A subdivision of the Variable Account that invests exclusively in share of a Fund.


Target Death Benefit - The Target Death Benefit is the Specified Amount plus the Flexible Term Insurance Rider's death benefit amount. A schedule of Target Death Benefits may be shown in the certificate schedule. The Flexible Term Insurance Rider may fill the gap between the Specified Amount and the Target Death Benefit if the Target Death Benefit is specified in the certificate schedule. If there is no Target Death Benefit specified in the certificate schedule then the Target Death Benefit will be the result of the addition of the Specified Amount and the Flexible Term Insurance Rider benefit, if any.

Target Premium - The minimum federal income tax 7-pay premium for the initial Specified Amount under a certificate.


Unit Value - The measure of value in a Subaccount.


Valuation Date - For each Subaccount, each day on which the New York Stock Exchange is open for regular trading except for days that the Subaccount's corresponding Fund does not value its shares.

Valuation Period - The period that starts at the close of regular trading on the New York Stock Exchange on any Valuation Date and ends at the close of regular trading on the next succeeding Valuation Date.

Variable Account - MONY America Variable Account L, a segregated asset account of the Company into which you allocate premiums and transfer Policy Value.

You or Your - The Owner as shown in the Policy.

             STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS



           ADDITIONAL INFORMATION ABOUT THE COMPANY.............   1
            MONY AMERICA VARIABLE ACCOUNT L.....................   1
           FEDERAL BANK REGULATORY CONSIDERATIONS...............   1
           ADDITIONAL POLICY INFORMATION........................   2
            The Policy..........................................   2
            State Variations....................................   2
            Additional Information About Charges................   2
            Dividends...........................................   2
            Other Changes to Your Policy........................   2
            Ownership Rights....................................   3
            Selecting and Changing the Beneficiary..............   3
            Assignment..........................................   3
            Notification and Claims Procedures..................   3
            The Portfolios......................................   3
            Dollar-Cost Averaging and Portfolio Rebalancing.....   4
            Service Agreement...................................   4
            Payment Plans.......................................   5
            Distribution of the Policies........................   8
            Performance Data....................................  10
            Legal Developments Regarding Unisex Actuarial Tables  12
            Reports to Owners...................................  12
            Records.............................................  13
            Legal Matters.......................................  13
            Experts.............................................  13
           FINANCIAL STATEMENTS.................................  13
            Index to Financial Statements....................... F-1

To learn more about the Policy, you should read the Statement of Additional Information ("SAI") dated the same date as this Prospectus. The Table of Contents for the SAI is on the last page of this Prospectus. For a free copy of the SAI, please contact your agent, call us toll-free at 1-800-947-3593, or write us at our Operations Center.


You may also contact your agent, call us toll-free, or write us at our Operations Center if you wish to receive personalized illustrations of an Insured's Death Benefits, Cash Surrender Values and Policy Values, and to request other information about your Policy.


The SAI has been filed with the SEC and is incorporated by reference into this Prospectus and is legally a part of this Prospectus. You may review and copy information about us and the Policy (including the SAI) at the SEC's Public Reference Room in Washington, DC, or may obtain information upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, DC 20549-0102 or by accessing the SEC's website at http://www.sec.gov. Additional information on the operation of the Public Reference Room may be obtained by calling the SEC at (202) 942-8090.



Investment Company Act of 1940 Registration File No. 811-04234.

                        Corporate Strategies Group VUL


                        MONY AMERICA VARIABLE ACCOUNT L

                      STATEMENT OF ADDITIONAL INFORMATION



                                      For

             Group Flexible Premium Variable Life Insurance Policy


                                   Issued by

                    MONY LIFE INSURANCE COMPANY OF AMERICA


                                 1740 Broadway
                              New York, NY 10019

                              Operations Center:
                                One MONY Plaza

                                 P.O. Box 4869

                              Syracuse, NY 13221

                                (800) 947-3593


This Statement of Additional Information ("SAI") contains additional information regarding the group flexible premium variable life insurance policy (the "Policy") offered by MONY Life Insurance Company of America ("we," "us," "our," or the "Company"). Capitalized terms in this SAI have the same meanings as in the prospectus for the Policy.


This SAI is not a prospectus, and should be read together with the prospectus
for the Policy dated August   , 2003 and the prospectuses for The Alger
American Fund, Dreyfus Investment Portfolios, Dreyfus Variable Investment Fund, Enterprise Accumulation Trust, Fidelity Variable Insurance Products, INVESCO Variable Series Fund, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., The Universal Institutional Funds, Inc., PIMCO Variable Insurance Trust, T. Rowe Price Equity Series, Inc., and the Vanguard(R) Variable Insurance Fund. You may obtain a copy of these prospectuses by writing or calling us at our Operations Center shown above.



   The date of this Statement of Additional Information is August   , 2003.



333-102233                                                       14665 SL (8/03)

                      STATEMENT OF ADDITIONAL INFORMATION

                               TABLE OF CONTENTS


           ADDITIONAL INFORMATION ABOUT THE COMPANY.............   1
            MONY AMERICA VARIABLE ACCOUNT L.....................   1
           FEDERAL BANK REGULATORY CONSIDERATIONS...............   1
           ADDITIONAL POLICY INFORMATION........................   2
            The Policy..........................................   2
            State Variations....................................   2
            Additional Information About Charges................   2
            Dividends...........................................   2
            Other Changes To Your Policy........................   2
            Ownership Rights....................................   3
            Selecting and Changing the Beneficiary..............   3
            Assignment..........................................   3
            Notification and Claims Procedures..................   3
            The Portfolios......................................   3
            Dollar-Cost Averaging and Portfolio Rebalancing.....   4
            Service Agreement...................................   4
            Payment Plans.......................................   5
            Distribution of the Policies........................   8
            Performance Data....................................  10
            Legal Developments Regarding Unisex Actuarial Tables  12
            Reports to Owners...................................  12
            Records.............................................  13
            Legal Matters.......................................  13
            Experts.............................................  13
           FINANCIAL STATEMENTS.................................  13
            Index to Financial Statements....................... F-1

                   ADDITIONAL INFORMATION ABOUT THE COMPANY

MONY Life Insurance Company of America is the corporate successor of VICO Credit Life Insurance Company incorporated in Arizona on March 6, 1969, and currently licensed to sell life insurance and annuities in 49 states (not including New York), the District of Columbia, Puerto Rico, and the Virgin Islands.

We are a wholly owned subsidiary of MONY Life Insurance Company ("MONY"). MONY was organized as a mutual life insurance company under the laws of the State of New York in 1842 under the name The Mutual Life Insurance Company of New York. In 1998, The Mutual Life Insurance Company of New York converted to a stock company through demutualization and was renamed MONY Life Insurance Company. The demutualization did not have any material effect on the obligations of the Company under the Policy or on MONY America Variable Account L.

MONY Securities Corporation, a wholly owned subsidiary of the Company, is the principal underwriter for the Policies.

We are subject to regulation by the state of Arizona and regulation by the Commissioner of Insurance in Arizona. We file an annual statement with the state of Arizona, and periodically, the Commissioner of Insurance for the State of Arizona assesses our liabilities and reserves and those of the Variable Account and assesses their adequacy. We are also subject to the insurance laws and regulation of other states in which we are licensed to operate.



MONY AMERICA VARIABLE ACCOUNT L

The Variable Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"), and meets the definition of a separate account under the federal securities laws. Registration with the SEC does not involve supervision of the management of investment practices or policies by the SEC.

                    FEDERAL BANK REGULATORY CONSIDERATIONS

To assist banks in determining whether to purchase a corporate-owned life insurance ("COLI") policy such as the Policy, the Office of the Comptroller of the Currency ("OCC") has established guidelines describing several factors that national banks should consider. On July 20, 2000, the OCC issued Bulletin 2000-23 that outlines certain supervisory considerations a bank should consider before purchasing a COLI policy. These include the following:

 . The bank should determine the need for insurance by identifying the specific risk of loss or obligation to be insured against;

 . Using the cost of insurance and the time value of money, the bank should ensure that the amount of insurance purchased is not excessive;

 . The bank should consider using a vendor to purchase the COLI policy which could work with the bank in designing, negotiating, and administering/servicing the COLI policy;

 . Because of the long duration of the COLI policy, the bank should consider the characteristics of the policy as well as the insurance company's credit rating, general reputation and experience in the marketplace;

 . The bank should consider whether the benefits to be derived from the COLI policy will achieve the bank's objectives;

 . The bank should determine that any compensation provided by COLI used in a split-dollar arrangement (i.e., where the employer and employee share the rights to a policy's cash surrender value and death benefits) combined with all other compensation is not excessive;

 . The bank should analyze the transaction, credit, interest rate, liquidity, compliance and price risk it will be subject to with its purchase of the COLI policy; and

                                      (1)

 . The bank should consider alternatives to the purchase of a COLI policy and document its decision concerning its COLI policy purchase.

The OCC also indicates that purchasing insurance to indemnify a bank against a specific risk does not relieve the bank from other responsibilities relating to managing that risk.

                         ADDITIONAL POLICY INFORMATION

THE POLICY

The Policy, certificates, any attached riders and/or endorsements, the application and any supplemental applications make up the entire contract. Only statements made in the applications can be used to void the Policy or to deny a claim. We assume that all statements in an application are made to the best of the knowledge and belief of the person(s) who made them, and, in the absence of fraud, those statements are considered representations and not warranties. We rely on those statements when we issue or change a Policy. As a result of differences in applicable state laws, certain provisions of the Policy may vary from state to state.

STATE VARIATIONS

Any state variations in the Policy are covered in a special policy form for use in that state. The prospectus and SAI provide a general description of the Policy. Our Policy and any endorsements or riders are the controlling documents. If you would like to review a copy of your Policy and its endorsements and riders, if any, contact our Operations Center.

ADDITIONAL INFORMATION ABOUT CHARGES

We may reduce or eliminate administrative expense charges (such as the monthly policy charge and the monthly administrative and sales expense charge) under any particular Policy. However we will reduce these charges only to the extent that we anticipate lower distribution and/or administrative expenses, or that we perform fewer sales or administrative services than those originally contemplated in establishing the level of those charges. We may also reduce maximum charges and/or deductions for sales of Policies to the extent we realize savings of distribution and/or administrative expenses. Any such reduction in charges and/or deductions will be consistent with the standards we use in determining the reduction in charges and/or deductions for other group arrangements.

DIVIDENDS

This Policy is non-participating. We do not pay dividends on the Policy.

OTHER CHANGES TO YOUR POLICY

At any time, we may make such changes in the Policy as are necessary:

 . to assure compliance at all times with the definition of life insurance prescribed by the Internal Revenue Code;

 . to make the Policy, our operations, or the operation of the Variable Account conform with any law or regulation issued by any government agency to which they are subject; or

 . to reflect a change in the operation of the Variable Account, if allowed by the Policy.

Only one of our executive officers has the right to change the Policy. No agent has the authority to change the Policy or waive any of its terms. An executive officer of the Company must sign all endorsements, amendments, or riders to be valid.

                                      (2)

OWNERSHIP RIGHTS

The Owner exercises all rights under the Policy.

SELECTING AND CHANGING THE BENEFICIARY

During the Insured's life, the Owner may change the Beneficiary. We will need the written consent of any irrevocable Beneficiary to make a change.

To make a change, send a written request to our Operations Center. We must receive the request in a form that is satisfactory to us. The change will take effect as of the date you sign the request. The change will be subject to any payment we make before we record the change.

ASSIGNMENT

You may assign any interest in your Policy to another person. You must send written notice of the assignment to us at our Operations Center. The assignment will take effect once we have recorded the assignment. We may rely solely on the statement of the assignee as to the amount of his or her interest. All assignments will be subject to Debt. Please see your Policy for more information.

NOTIFICATION AND CLAIMS PROCEDURES

Any election, designation, change, assignment, or request made by you must be in writing on a form acceptable to the Company. The Company is not liable for any action taken before such written notice is received and recorded. The Company may require that the Policy be returned for any Policy change or upon its surrender.

If an Insured dies while a certificate is in effect, notice should be given to the Company as soon as possible. Claim procedure instructions will be sent immediately. As due Proof of Death, the Company may require proof of age and a certified copy of a death certificate. The Company may also require the Beneficiary and the Insured's next of kin to sign authorizations as part of this process. These authorization forms allow the Company to obtain information about the Insured, including but not limited to medical records of physicians and hospitals used by the Insured.

THE PORTFOLIOS

Shares of Fund portfolios are not sold directly to the general public. They are offered to insurance company separate accounts to support variable annuity and variable life insurance contracts and to qualified plans.

When shares are sold to both variable life and variable annuity separate accounts, this is called "mixed funding." When shares are sold to insurance companies that are not affiliated with each other, this is called "shared funding." Currently, we do not foresee any disadvantages to Owners due to mixed or shared funding. However, differences in tax treatment or other considerations may at some time create conflict of interests between owners of various contracts. The Company and the Boards of Directors of the Funds, and any other insurance companies that participate in the Funds are required to monitor events to identify material conflicts. If there is a conflict because of mixed or shared funding, a company might be required to withdraw the investment of one or more of its separate accounts from the Funds. This might force the Funds to sell securities at disadvantageous prices. See the prospectuses for the Funds.

We will purchase shares of the portfolios at net asset value and direct them to the corresponding Subaccount. We will redeem sufficient shares of the appropriate portfolios at net asset value to pay surrender/partial surrender Proceeds or other purposes described in your Policy. In general, we will automatically reinvest all dividends and capital gains distributions received from a portfolio in shares of the distributing portfolio at net asset value on the date of distribution. In other words, we do not pay portfolio dividends or portfolio distributions out to Owners as

                                      (3)
additional units, but instead reflect them in Unit Values. We may elect not to reinvest dividends and capital gains distributions.

DOLLAR-COST AVERAGING AND PORTFOLIO REBALANCING

We offer dollar-cost averaging and portfolio rebalancing services at no charge to you. Transfers as a result of dollar-cost averaging and portfolio rebalancing do not count toward the 12 free transfers per certificate year. We may terminate these services at any time and may charge for these services in the future, but will give you 30 days notice before we terminate or charge for a service.

If you elect both dollar-cost averaging and portfolio rebalancing, we will process the dollar-cost averaging transfer before we process the portfolio rebalancing transfer. Neither dollar-cost averaging nor portfolio rebalancing guarantee an investment gain or protect against an investment loss.

Dollar-Cost Averaging. We offer dollar-cost averaging to Owners with Policy Value allocated to the Vanguard VIF Money Market Subaccount. Once you elect the service, we will transfer a designated dollar amount of Policy Value from the Vanguard VIF Money Market Subaccount to one or more Subaccounts each period. You may elect that the transfers occur monthly or quarterly. You may terminate dollar-cost averaging at a designated date or when the Vanguard VIF Money Market Subaccount reaches a pre-defined minimum balance.

Each dollar-cost averaging transfer must be for at least $250. Automatic monthly transfers will take place on the 10th day of each calendar month; automatic quarterly transfers take place on the 10th day of the last month of each calendar quarter. If you elect dollar-cost averaging at the time we issue a certificate, we will begin transfers in the appropriate calendar month following the time we deem the refund privilege period to have ended. If you elect dollar-cost averaging after we issue the certificate, we will begin transfers in the appropriate calendar month which is at least 30 days following our receipt of your request of dollar-cost averaging. If, at the time of transfer, the amount in the Vanguard VIF Money Market Subaccount is equal to or less than the amount elected to be transferred, we will transfer the entire remaining balance and dollar-cost averaging will end. You may change the amount of or the Subaccounts to which we transfer Policy Value once each certificate year. You may cancel dollar-cost averaging at any time by sending notice to our Operations Center which is received at the Center at least 10 days before the next transfer date.

Portfolio Rebalancing. You may elect portfolio rebalancing when you apply for a Policy or any time thereafter by completing and returning to us at the Operations Center the form we provide. Portfolio rebalancing matches Subaccount Policy Value allocations over time to the most recently filed allocation percentages for the new premiums allocated to the Subaccounts. As of the 10th day of the last month of each calendar quarter, we will automatically re-allocate the amounts in each of the Subaccounts into which you allocated premiums to match the premium allocation percentages. This will rebalance Subaccount Policy Values that may be out of line with the allocation percentages you indicated.

If you elect portfolio rebalancing with your Policy application, the first transfer will occur on the 10th day of the last month of the calendar quarter which begins after we deem the refund privilege to have ended. If you elect portfolio rebalancing after we issue the Policy, we will begin transfers as of the 10th day of the last month of the calendar quarter which follows our receipt of your election at our Operations Center.

You may terminate portfolio rebalancing at any time, so long as we receive your notice of termination at our Operations Center at least 10 days before the next scheduled transfer.

SERVICE AGREEMENT


MONY has entered into an administrative agreement with Andesa TPA, Inc. for the purpose of providing certain transfer and administrative services in conjunction with each issued Policy. These services will be provided on behalf of the Company and include, among other things, sending the Policy to each Insured, maintaining of Policy transactions, computation of values, and production of certain Owner reports.


                                      (4)

During the last three fiscal years, MONY paid Andesa TPA, Inc. total fees of $668,904. Specifically, MONY paid Andesa TPA, Inc. fees of $23,690, $282,949, and $362,265 in 2000, 2001, and 2002, respectively.


PAYMENT PLANS


We will pay Death Benefit Proceeds or Cash Surrender Value in one lump sum, unless requested otherwise. Any part of the Proceeds can be left with us and paid under a payment plan. Even if the death benefit under a certificate is excludible from income, payments under Settlement Options may not be excludible in full. This is because earnings on the death benefit after the insured's death are taxable and payments under the Settlement Options generally include such earnings. You should consult a tax adviser as to the tax treatment of payments under Settlement Options.


There are several important payment plan rules:

 . If you change a Beneficiary, your plan selection will no longer be in effect unless you request that it continue.

 . Any choice or change of a plan must be sent in writing to our Operations Center.

 .  The amount of each payment under a plan must be at least $25.

 . Payments will begin either on the date the Death Benefit is payable, we have received Proof of Death and an optional payment plan was elected, or on surrender, except for payments under Plan 1 which begin 1, 3, 6 or 12 months after that date.

 .  Payments are backed by assets in our General Account.

We will issue a supplementary contract when Proceeds are settled under an optional payment plan.

We will make payments monthly unless quarterly, semi-annual or annual payments are asked for when the option is chosen. But, if payments of the chosen frequency would be less than $25 each, we may use a less frequent basis. The chart below shows how we will calculate payments if monthly payments are not elected.

----------------------------------------------------------------------------------------
To obtain the amount of other than monthly payment, multiply the        Semi-
  monthly payment by the appropriate factor                      Annual Annual Quarterly
----------------------------------------------------------------------------------------
PLAN 2                                                           11.85   5.97    2.99
----------------------------------------------------------------------------------------
PLAN 3 - 0 Years Certain                                         11.68   5.90    2.97
----------------------------------------------------------------------------------------
PLAN 3 - 20 Years Certain, or Specified Period Certain           11.80   5.95    2.99
----------------------------------------------------------------------------------------
PLAN 3 - 10 Years Certain, or PLAN 3A                            11.74   5.92    2.97
----------------------------------------------------------------------------------------

Before we pay under Plan 3 or 3A, we must receive proof of age which satisfies us. After the contract date, unless otherwise provided in the settlement approved by us at the time it was chosen, any settlement under Plan 1, 2, 3, or 4 will end at the Payee's death. The amount stated below for that plan will then be paid in one sum to the Payee's executors or administrators.

Plan 1 or 4 - Any unpaid Proceeds and interest to the date of death.

Plan 2 or 3 - The amount which, with compound annual interest, would have provided any future income payments for: (a) the specified period (Plan 2); or
(b) the specified period certain (Plan 3). This interest will be at the rate or rates we assumed in computing the amount of income.

The optional payment plans we offer are as follows:

Plan 1. Interest Income. Interest on the Proceeds held by us at the rate set by us for each year. This rate will not be less than 2 3/4%.

                                      (5)

Plan 2. Income for Specified Period. Income for the number of years chosen, based on the table below.

This table shows the monthly income for each $1,000 of Proceeds. Payments may be increased by additional interest as we may determine for each year.

Option 2 Table

------------------------------------------------------------------
Years    1      2     3     4     5     6     7     8     9    10
------------------------------------------------------------------
Amount $84.37 42.76 28.89 21.96 17.80 15.03 13.06 11.58 10.42 9.50
------------------------------------------------------------------
Years    11    12    13    14    15    16    17    18    19    20
------------------------------------------------------------------
Amount $8.75  8.13  7.60  7.15  6.76  6.41  6.11  5.85  5.61  5.39
------------------------------------------------------------------

Plan 3. Single Life Income. Income for a period certain and during the balance of the Payee's lifetime. The period certain chosen may be: (a) 0, 10 or 20 years; or (b) the period required for the total income payments to equal the Proceeds (for a specified period certain). The amount of income will be figured by us on the date the Proceeds become payable. This amount will be at least as much as the applicable amount based on the Plan 3 table below at the end of this section. The minimum income amounts shown in that table are based on the 1983 Table a (discrete functions, without projections for future mortality) with 3 1/2% interest.

                                      (6)

Option 3 - Minimum Monthly Income Per $1,000 of Proceeds

The life income shown is based on the Payee's age at nearest birthday on the due date of the first income payment.

 10 Years     20 Years 10 Years     20 Years 10 Years     20 Years          0 Years
 Certain      Certain  Certain      Certain  Certain      Certain           Certain
 ---------------------------------------------------------------------------------------
          Age                   Age                   Age          Age
 ---------------------------------------------------------------------------------------
  $3.14   10   $3.13    $3.56   35   $3.55    $ 4.93   60  $4.71    25       $3.34
   3.15   11    3.14     3.59   36    3.58      5.04   61   4.77    30        3.44
   3.16   12    3.15     3.62   37    3.61      5.14   62   4.84    35        3.57
   3.17   13    3.17     3.65   38    3.64     56.25   63   4.91    40        3.73
   3.18   14    3.18     3.69   39    3.67      5.37   64   4.98    45        3.93

   3.19   15    3.19     3.72   40    3.70      5.50   65   5.05    50        4.20
   3.20   16    3.20     3.76   41    3.73      5.63   66   5.12    55        4.54
   3.22   17    3.21     3.80   42    3.77      5.77   67   5.19    60        5.00
   3.23   18    3.23     3.84   43    3.81      5.92   68   5.25    65        5.64
   3.24   19    3.24     3.88   44    3.84      6.07   69   5.32    70        6.53

   3.26   20    3.25     3.92   45    3.88      6.23   70   5.38
                                                                   Refund Period Certain
   3.27   21    3.27     3.97   46    3.93      6.40   71   5.43   ---------------------
                                                                   Age
   3.29   22    3.28     4.02   47    3.97      6.58   72   5.48   ---
   3.30   23    3.30     4.07   48    4.01      6.76   73   5.53    25       $3.33
   3.32   24    3.32     4.12   49    4.06      6.95   74   5.57    30        3.42
                                                                    35        3.54

   3.34   25    3.33     4.18   50    4.11      7.15   75   5.60    40        3.69
   3.36   26    3.35     4.24   51    4.16      7.34   76   5.63    45        3.87
   3.38   27    3.37     4.30   52    4.21      7.54   77   5.66
   3.40   28    3.39     4.36   53    4.27      7.74   78   5.68    50        4.11
   3.42   29    3.41     4.43   54    4.32      7.94   79   5.70    55        4.40
                                                                    60        4.78

   3.44   30    3.43     4.51   55    4.38      8.14  80+   5.71    65        5.28
   3.46   31    3.45     4.58   56    4.44                          70        5.94
   3.49   32    3.48     4.66   57    4.51
   3.51   33    3.50     4.75   58    4.57
   3.54   34    3.52     4.84   59    4.64

* and under
+ and over

The minimum income for any age not shown in the 0 Years Certain and Refund Period Certain columns is calculated on the same mortality and interest assumptions as the minimum income for the ages shown and will be quoted on request.

                                      (7)

Plan 3A. Joint Life Income. Income during the joint lifetime of the Payee and another person. Income will continue during the balance of the survivor's lifetime. The type of income chosen may give a survivor's income equal to: (a) the income amount payable during the joint lifetime; or (b) two-thirds of that income amount.

The amount of income payable during the joint lifetime will be figured by us on the date the Proceeds become payable. This amount will be at least as much as the applicable amount based on the Plan 3A table below. The minimum income amounts shown in that table are based on the 1983 Table (discrete functions, without projections for future mortality) with 3 1/2% interest. If a person for whom Plan 3A is chosen dies before the first income amount is payable, the survivor will receive settlement instead under Plan 3 with 10 years certain.

Option 3A - Minimum Monthly Income Per $1,000 of Proceeds

The income shown is based on the ages (at nearest birthday on the due date of the first income payment) of the 2 persons during whose joint lifetime payments are to be made.

   -------------------------------------------------------------------------
                                         Two-Thirds of Income Continued to
    Same Income Continued to Survivor                 Survivor
   -------------------------------------------------------------------------
   Age of      Age of Other Person      Age of      Age of Other Person
    One   -----------------------------  One   -----------------------------
   Person  50    55    60    65    70   Person  50    55    60    65    70
   ------ ----- ----- ----- ----- ----- ------ ----- ----- ----- ----- -----
     50   $3.89 $3.98 $4.04 $4.09 $4.13   50   $4.20 $4.35 $4.51 $4.69 $4.89
     55          4.16  4.27  4.36  4.42   55          4.54  4.73  4.95  5.18
     60                4.51  4.66  4.78   60                4.99  5.25  5.53
     65                      4.99  5.20   65                      5.62  5.97
     70                            5.67   70                            6.49

The minimum income for any other combination of ages is calculated on the same mortality and interest assumptions as the minimum income for the combinations of ages shown and will be quoted on request.

Plan 4. Income of Specified Amount. Income, of the amount chosen, for as long as the Proceeds and interest last. But, the amount chosen may not be less each year than 10% of the Proceeds. Interest will be credited annually on the balance of the Proceeds at the rate for each year set by us. This rate will not be less than 2 3/4% a year.

DISTRIBUTION OF THE POLICIES

MSC is the principal underwriter for the Policies. MSC may enter into selling agreements with other broker dealers that are members of the NASD and whose representatives are authorized by applicable law to sell variable life insurance policies. Commissions paid to these broker dealers for their representatives will not exceed the commissions described in the prospectus. MSC may pay additional compensation from its own resources to broker-dealers based on the level of Policy sales or premium payments.

MSC also acts as principal underwriter for other variable products and distributes non-proprietary variable products and mutual funds.

We offer the Policies on a continuous basis. We anticipate continuing to offer the Policies, but reserve the right to discontinue the offering.

                                      (8)

MSC received compensation with respect to the policies offered through the Variable Account in the following amounts during the periods indicated:


---------------------------------------------------------------------
                                   Aggregate Amount of Commissions
                                Retained by MSC After Payments to its
Fiscal   Aggregate Amount of        Registered Persons and Other
 year  Commissions Paid to MSC*            Broker-Dealers
---------------------------------------------------------------------

 2000        $17,611,642                         N/A
---------------------------------------------------------------------

 2001        $16,870,424                         N/A
---------------------------------------------------------------------

 2002        $14,206,789                         N/A
---------------------------------------------------------------------


*  Includes sales compensation paid to registered persons of MSC.

MSC passes through commissions it receives and does not retain any override as distributor for the Policies. However, under the distribution agreement with MSC, we pay the following sales expenses: sales representative training allowances; deferred compensation and insurance benefits of registered persons; advertising expenses; and all other expenses of distributing the Policies. We also pay for MSC's operating and other expenses as it relates to the Policies.

Because sales representatives of MSC are also insurance agents of the Company, they are eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash compensation programs that the Company offers. These programs include conferences, seminars, meals, sporting events, theater performances, payment for travel, lodging and entertainment, prizes, and awards, subject to applicable regulatory requirements. Sales of the Policies may help sales representatives qualify for such benefits. Sales representatives may receive other payments from the Company for services that do not directly involve the sale of the Policies, including payments made for the recruitment and training of personnel, production of promotional literature, and similar services. In addition, MSC sales representatives who meet certain Company productivity, persistency and length of service standards may be eligible for additional compensation.

We may pay certain broker-dealers an additional bonus after the first Policy year for sales by their sales representatives, which may be up to the amount of the basic commission for the particular Policy year. These broker-dealers may share the bonus or other additional compensation with their sales representatives. In addition, we may reimburse these broker-dealers for portions of their Policy sales expenses.


Certain Funds have adopted a distribution plan in connection with its 12b-1 shares and pay MSC for its costs in distributing these shares, all or some of which may be passed on to a selling broker-dealer that has entered into a selling agreement with MSC. Each distribution plan has been adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, which allows funds to pay fees to those who sell and distribute fund shares out of fund assets. The 12b-1 fees are in consideration of distribution services and expenses incurred in the performance of MSC's obligations under an agreement with that Fund. Under their respective distribution plans, the Small Cap Stock Index Portfolio (Service Shares) of the Dreyfus Investment Portfolios and the Mid Cap Value Portfolio (Service Shares) of the Janus Aspen Series--Institutional Shares each pay 0.25%, and the Global Bond Portfolio and Real Return Portfolio of the PIMCO Variable Insurance Trust--Administrative Class each pay 0.15%, to MSC for MSC's distribution-related services and expenses under this agreement. The advisers for certain Funds may, from time to time use their management fee revenue, as well as their past profits or their other resources as may be permitted by regulatory rules, to make payments for distribution services to MSC, which may in turn pay part or all of such compensation to a broker-dealer of record with whom it has entered into a selling agreement.


Sales charges deducted from premium payments, as well as Proceeds from the contingent deferred sales charge on the Policies are retained by us and used to defray the expenses we incur in paying for distribution-related

                                      (9)
services under the distribution agreement, such as the payment of commissions. Commissions paid on the Policy, including other incentives or payments, are not charged directly to the Policy Owners or the Variable Account.

From time to time the Company, in conjunction with MSC, may conduct special sales programs.


PERFORMANCE DATA



The returns for the portfolios in which the Subaccounts invest for the periods indicated are shown in the table below.



The returns reflect the actual investment performance of the underlying portfolios, after reinvestment of dividends and capital gains, and deductions of investment management fees and other portfolio operating expenses. The returns do not include deductions for any Variable Account or Policy charges, such as mortality and expense risk charges, administrative charges, cost of insurance charges, sales charges, deferred acquisition cost tax charges, or state premium tax charges. If these charges were deducted the returns would be significantly lower. The total return calculations made by the portfolios is described below. The performance data given represents past performance and should not be considered indicative of future results.



Total Return Calculations



Average Annual Total Return. A Portfolio's average annual total return quotation is computed in accordance with a method prescribed by SEC rules. The average annual total return for a Portfolio for a specified period is determined by assuming a hypothetical $1,000 investment in the Portfolio's shares on the first day of the period at the then effective net asset value per share ("initial investment"), and computing the ending redeemable value ("redeemable value") of that investment at the end of the period. The redeemable value is then divided by the initial investment, and this quotient is taken to the nth root (n representing the number of years in the period) and 1 is subtracted from the result, which is then expressed as a percentage. The calculation assumes that all income and capital gain dividends by the Portfolio have been reinvested at net asset value on the reinvestment dates during the period.



Total Return. A Portfolio's total return for a specific period is calculated by first taking an investment (assumed to be $1,000) in the Portfolio's shares on the first day of the period at the then effective net asset value per share ("initial investment") and computing the ending value ("ending value") of that investment at the end of the period. The total return percentage is then determined by subtracting the initial investment from the ending value and dividing the difference by the initial investment and expressing the result as a percentage. This calculation assumes that all income and capital gain dividends by the Portfolio have been reinvested at net asset value on the reinvestment dates during the period. Total return may also be shown as the increased dollar value of the hypothetical investment over the period.


                                     (10)

MONY AMERICA VARIABLE ACCOUNT L



                                                         Cumulative Total Returns       Average Annual Total Returns
                Underlying Fund and Portfolio  Inception 1 Month  3 Month   YTD   1 Year  3 Year  5 Year 10 Year Inception
--------------------------------------------------------------------------------------------------------------------------
Alger          Alger AF Balanced               09/05/89  -2.50%    1.53%  -12.29% -12.29%  -5.78%  7.28%  9.55%     8.92%
               Alger AF Mid-Cap Growth         05/03/93  -7.71%    3.06%  -29.54% -29.54% -10.41%  4.32%    N/A    12.56%
--------------------------------------------------------------------------------------------------------------------------
Dreyfus        Dreyfus VIF Appreciation        04/05/93  -4.05%    6.83%  -16.71% -16.71%  -9.13%  1.72%    N/A    10.18%
               Dreyfus VIF International Value 05/01/96  -3.35%    4.31%  -12.23% -12.23%  -9.81%  0.39%    N/A     2.07%
--------------------------------------------------------------------------------------------------------------------------
Enterprise     Enterprise AT Growth            12/01/98  -5.91%    4.19%  -23.26% -23.26% -14.79%    N/A    N/A    -4.98%
               Enterprise AT Small Company
                Growth                         12/01/98  -3.86%   10.74%  -24.02% -24.02%  -9.35%    N/A    N/A     5.95%
               Enterprise AT Small Company
                Value                          08/01/88  -3.27%    6.32%   -9.25%  -9.25%  -0.70%  5.89% 11.11%    12.71%
               Enterprise AT Total Return      01/24/02   2.29%    2.86%      N/A     N/A     N/A    N/A    N/A     7.10%
--------------------------------------------------------------------------------------------------------------------------
Fidelity       Fidelity VIP Asset Manager      09/06/89  -2.89%    7.32%   -8.73%  -8.73%  -5.61%  1.45%  7.06%     8.36%
               Fidelity VIP Contrafund         01/03/95  -0.60%    1.34%   -9.35%  -9.35%  -9.43%  3.71%    N/A    12.27%
               Fidelity VIP Growth             10/09/86  -7.93%    6.79%  -30.11% -30.11% -19.98% -0.36%  8.44%    10.41%
               Fidelity VIP Growth and Income  12/31/96  -4.15%    7.84%  -16.61% -16.61%  -9.82%  0.74%    N/A     4.95%
--------------------------------------------------------------------------------------------------------------------------
INVESCO        INVESCO VIF Financial
                Services                       09/21/99  -4.69%    4.75%  -14.90% -14.90%  -1.45%    N/A    N/A     1.86%
               INVESCO VIF Health Sciences     05/22/97  -2.07%   -5.17%  -24.45% -24.45%  -4.83%  5.25%    N/A     6.53%
               INVESCO VIF
                Telecommunications             09/21/99  -9.87%    8.73%  -50.81% -50.81% -44.93%    N/A    N/A   -32.56%
--------------------------------------------------------------------------------------------------------------------------
Janus          Janus AS Capital Appreciation   05/01/97  -5.38%    2.23%  -15.67% -15.67% -18.55%  7.37%    N/A    11.00%
               Janus AS Flexible Income        09/13/93   2.37%    1.38%   10.48%  10.48%   8.14%  6.99%    N/A     8.39%
               Janus AS International Growth   05/02/94  -4.06%    4.22%  -25.58% -25.58% -21.69%  0.52%    N/A     8.08%
               Janus AS Strategic Value        05/01/00  -6.27%    1.30%  -23.42% -23.42%     N/A    N/A    N/A   -12.27%
               Janus AS Worldwide Growth       09/13/93  -4.75%    3.65%  -25.50% -25.50% -21.31%  0.65%    N/A    10.39%
--------------------------------------------------------------------------------------------------------------------------
Lord Abbett    Lord Abbett SF Bond Debenture   12/03/01   0.70%    4.69%    7.92%   7.92%     N/A    N/A    N/A     7.64%
               Lord Abbett SF Mid-Cap Value    09/15/99  -3.54%    6.40%   -9.78%  -9.78%  14.11%    N/A    N/A    12.32%
--------------------------------------------------------------------------------------------------------------------------
MFS            MFS VIF New Discovery           05/01/98  -5.18%    0.48%  -31.63% -31.63% -13.98%    N/A    N/A     2.61%
               MFS VIF Total Return            01/03/95  -2.11%    4.83%   -5.17%  -5.17%   3.32%  5.01%    N/A    10.72%
               MFS VIF Utilities               01/03/95   1.18%    9.56%  -22.76% -22.76% -14.42% -0.65%    N/A     9.22%
--------------------------------------------------------------------------------------------------------------------------
MONY           MONY SF Government
                Securities                     05/01/91   1.11%    0.60%    6.57%   6.57%   7.61%  6.03%  5.79%     6.40%
               MONY SF Intermediate Bond       03/01/85   1.90%    1.20%    9.34%   9.34%   8.60%  6.64%  6.51%     8.03%
               MONY SF Long Term Bond          03/20/85   3.93%    1.47%   14.06%  14.06%  11.91%  7.35%  8.44%    10.05%
--------------------------------------------------------------------------------------------------------------------------
Morgan Stanley Morgan Stanley UIF Core Plus
                Fixed Income                   01/02/97   1.28%    1.64%    7.33%   7.33%   9.23%  6.71%    N/A     7.24%
               Morgan Stanley UIF Emerging
                Markets Equity                 09/30/96  -4.73%    7.66%   -8.90%  -8.90% -19.70% -5.13%    N/A    -4.39%
               Morgan Stanley UIF Emerging
                Markets Debt                   06/16/97   2.57%   11.14%    9.22%   9.22%  10.23%  4.42%    N/A     4.12%
               Morgan Stanley UIF Equity
                Growth                         01/02/97  -7.40%    5.78%  -27.86% -27.86% -18.55% -2.11%    N/A     3.01%
               Morgan Stanley UIF Global
                Value Equity                   01/02/97  -4.21%    4.78%  -16.87% -16.87%  -4.85%  0.35%    N/A     3.39%
               Morgan Stanley UIF Value        01/02/97  -4.87%   10.21%  -22.15% -22.15%  -0.17% -0.90%    N/A     2.45%
--------------------------------------------------------------------------------------------------------------------------
PIMCO          PIMCO VIT Global Bond           01/14/02   4.75%    4.71%      N/A     N/A     N/A    N/A    N/A    20.35%
               PIMCO VIT Real Return           04/10/00   3.78%    1.17%   17.80%  17.80%  13.82%    N/A    N/A    12.63%
--------------------------------------------------------------------------------------------------------------------------
T. Rowe Price  T. Rowe Price ES Equity
                Income                         03/31/94  -4.08%    9.07%  -13.12% -13.12%  -0.12%  2.43%    N/A    11.07%
               T. Rowe Price ES Mid-Cap
                Growth                         12/31/96  -4.89%    8.53%  -21.25% -21.25%  -5.72%  4.83%    N/A     7.04%
               T. Rowe Price ES Personal
                Strategy Balanced              12/30/94  -2.13%    5.47%   -7.80%  -7.80%  -1.75%  3.29%    N/A     9.31%
--------------------------------------------------------------------------------------------------------------------------


                                     (11)

                                                 Cumulative Total Returns       Average Annual Total Returns
         Underlying Fund and Portfolio Inception 1 Month  3 Month   YTD   1 Year  3 Year  5 Year 10 Year Inception
------------------------------------------------------------------------------------------------------------------
Vanguard  Vanguard VIF--Balanced       05/23/91  -1.93%    6.36%   -6.72%  -6.72%   2.44%  4.67% 10.36%   10.27%
          Vanguard VIF--Diversified
           Value                       02/08/99  -2.18%    4.66%  -14.24% -14.24%   2.88%    N/A    N/A   -1.37%
          Vanguard VIF--Equity Income  06/07/93  -2.82%    8.24%  -13.76% -13.76%  -2.51%  1.22%    N/A    9.80%
          Vanguard VIF--Equity Index   04/29/91  -5.86%    8.40%  -22.11% -22.11% -14.57% -0.58%  9.25%    9.69%
          Vanguard VIF--Growth         06/07/93  -7.35%    5.33%  -35.89% -35.89% -29.56% -9.65%    N/A    4.19%
          Vanguard VIF--HighYield
           Bond                        06/03/96   1.11%    5.66%    1.54%   1.54%   0.89%  1.91%    N/A    4.58%
          Vanguard VIF--International  06/03/94  -4.63%    8.17%  -17.25% -17.25% -14.35% -1.33%    N/A    3.14%
          Vanguard VIF--Mid-Cap Index  02/09/99  -4.16%    5.79%  -14.65% -14.65%   0.04%    N/A    N/A    5.94%
          Vanguard VIF--Money Market   05/02/91   0.83%    0.99%    1.73%   1.73%   4.38%  4.63%  4.72%    4.67%
          Vanguard VIF--REIT Index     02/09/99   0.79%    0.08%    3.53%   3.53%  13.61%    N/A    N/A    9.68%
          Vanguard VIF--Short-Term
           Corporate                   02/08/99   1.52%    1.13%    6.25%   6.25%   7.45%    N/A    N/A    6.25%
          Vanguard VIF--Small
           Company Growth              06/03/96  -6.11%    5.45%  -24.03% -24.03%  -2.43% 10.10%    N/A    9.23%
          Vanguard VIF--Total Bond
           Market Index                04/29/91   2.09%    1.47%    8.31%   8.31%   9.29%  7.06%  7.19%    7.62%
------------------------------------------------------------------------------------------------------------------


LEGAL DEVELOPMENTS REGARDING UNISEX ACTUARIAL TABLES

In 1983, the United States Supreme Court held in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employee's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. In that case, the Supreme Court applied its decision only to benefits derived from contributions made on or after August 1, 1983. Subsequent decisions of lower federal courts indicate that, in other factual circumstances, the Title VII prohibition of sex-distinct benefits may apply at an earlier date. In addition, legislative, regulatory, or decisional authority of some states may prohibit the use of sex-distinct mortality tables under certain circumstances. The Policies, other than Policies issued in states which require "unisex" policies (currently Montana), are based upon actuarial tables which distinguish between men and women and, thus, the Policy provides different benefits to men and women of the same age. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of these authorities on any employment-related insurance or benefits program before purchasing the Policy.

REPORTS TO OWNERS

We will send you a report at least annually showing the then current status of your Policy. It will set forth:

since the last report date:

(check mark)premiums received;
(check mark)expense charges (including transfer charges, if any);
(check mark)cost of insurance and any riders;
(check mark)interest earned on Policy Value in the Loan Account and in the
            Guaranteed Interest Account; and
(check mark)any partial surrenders (and their fees).

as of the current report date:

(check mark)Death Benefit;

(check mark)Specified Amount; and

(check mark)Outstanding Debt.

                                     (12)
as of the current and prior report dates:

(check mark)Policy Value;

(check mark)Subaccount Unit Values;

(check mark)Fund value in the Guaranteed Interest Account; and

(check mark)any other information required by law.

We also will send you an annual and a semi-annual report for each Fund in which you are investing, as required by the 1940 Act.

RECORDS

We will maintain all records relating to the Variable Account and the Guaranteed Interest Account at our Operations Center.

LEGAL MATTERS


Legal matters in connection with the Policy have been passed on by Arthur D. Woods, Vice President--Variable Products and Broker-Dealer Operations Counsel of the MONY Life Insurance Company. Robert Levy, Vice President--Chief Tax Counsel of MONY Life Insurance Company has passed upon legal matters relating to the federal income tax laws.


EXPERTS

The Financial Statements have been included in this SAI, which is a part of the registration statement, in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.



                             FINANCIAL STATEMENTS

This SAI contains the audited statements of assets and liabilities of the Variable Account as of December 31, 2002 and the related statements of operations and statements of changes in net assets for each of the three years in the period then ended. PricewaterhouseCoopers LLP, 1177 Avenue of the Americas, New York, New York, 10036, serves as independent accountants for the Variable Account.


Our statements of financial condition as of December 31, 2001 and 2000 and the related statements of operations, equity, and cash flows for each of the three years in the period ended December 31, 2002, which are included in this SAI, should be considered only as bearing on our ability to meet our obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in the Variable Account.


                                     (13)

            FINANCIAL STATEMENTS AND NOTES TO FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS


                                                                                                                         Page
                                                                                                                         -----

With respect to MONY America Variable Account L (MONY Variable Universal Life)
  Report of Independent Accountants.....................................................................................   F-3
  Statement of assets and liabilities as of December 31, 2002...........................................................   F-4
  Statement of operations for the periods ended December 31, 2002.......................................................  F-10
  Statement of changes in net assets for the periods ended December 31, 2002............................................  F-16
  Notes to financial Statements.........................................................................................  F-22

With respect to MONY America Variable Account L (MONY Survivorship Variable Universal Life)
  Report of Independent Accountants.....................................................................................  F-29
  Statement of assets and liabilities as of December 31, 2002...........................................................  F-30
  Statement of operations for the periods ended December 31, 2002.......................................................  F-36
  Statement of changes in net assets for the periods ended December 31, 2002............................................  F-42
  Notes to financial Statements.........................................................................................  F-48

With respect to MONY America Variable Account L (Corporate Sponsored Variable Universal Life)
  Report of Independent Accountants.....................................................................................  F-55
  Statement of assets and liabilities as of December 31, 2002...........................................................  F-56
  Statement of operations for the periods ended December 31, 2002.......................................................  F-64
  Statement of changes in net assets for the periods ended December 31, 2002 and December 31, 2001......................  F-72
  Notes to financial Statements.........................................................................................  F-85

With respect to MONY America Variable Account L (MONY Custom Equity Master)
  Report of Independent Accountants.....................................................................................  F-93
  Statement of assets and liabilities as of December 31, 2002...........................................................  F-94
  Statement of operations for the periods ended December 31, 2002....................................................... F-100
  Statement of changes in net assets for the periods ended December 31, 2002 and December 31, 2001...................... F-106
  Notes to financial Statements......................................................................................... F-116

With respect to MONY America Variable Account L (MONY Custom Estate Master)
  Report of Independent Accountants..................................................................................... F-125
  Statement of assets and liabilities as of December 31, 2002........................................................... F-126
  Statement of operations for the year ended December 31, 2002.......................................................... F-132
  Statement of changes in net assets for the years ended December 31, 2002 and December 31, 2001........................ F-138
  Notes to financial Statements......................................................................................... F-148

With respect to MONY America Variable Account L (The Strategist and The MONYEquity Master)
  Report of Independent Accountants..................................................................................... F-157
  Statement of assets and liabilities as of December 31, 2002........................................................... F-158
  Statement of operations for the year ended December 31, 2002.......................................................... F-164
  Statement of changes in net assets for the years ended December 31, 2002 and December 31, 2001........................ F-170
  Notes to financial Statements......................................................................................... F-180

With respect to MONY America Variable Account L (Combined)
  Report of Independent Accountants..................................................................................... F-189
  Combined statement of assets and liabilities as of December 31, 2002.................................................. F-190
  Combined statement of operations for the year ended December 31, 2002................................................. F-191
  Combined statement of changes in net assets for the years ended December 31, 2002 and December 31, 2001............... F-192
  Notes to Combined Financial Statements................................................................................ F-193

With respect to MONY Life Insurance Company of America
  Report of Independent Accountants..................................................................................... F-198
  Balance sheets as of December 31, 2002 and 2001....................................................................... F-199
  Statements of income and comprehensive income for the years ended December 31, 2002, 2001 and 2000.................... F-200
  Statements of changes in shareholder's equity for the years ended December 31, 2002, 2001 and 2000.................... F-201
  Statements of cash flows for the years ended December 31, 2002, 2001 and 2000......................................... F-202
  Notes to financial statements......................................................................................... F-203

                     [THIS PAGE INTENTIONALLY LEFT BLANK]

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
MONY Life Insurance Company of America and the
Contractholders of MONY America Variable Account L -- MONY Variable Universal
  Life

In our opinion, the accompanying statements of assets and liabilities and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of each of the MONY Variable Universal Life's Subaccounts of MONY America Variable Account L at December 31, 2002, and the results of each of their operations, the changes in each of their net assets and the financial highlights for the periods presented, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of MONY Life Insurance Company of America's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of investments at December 31, 2002 by correspondence with the underlying funds' transfer agents, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
New York, New York
April 8, 2003

                                 MONY AMERICA

                              Variable Account L

                      STATEMENT OF ASSETS AND LIABILITIES

                               December 31, 2002


                                                      MONY Variable Universal Life
                               --------------------------------------------------------------------------
                                Alger American Fund              Enterprise Accumulation Trust
                               --------------------  ----------------------------------------------------
                                                       Equity   Growth and                   Global
                                Balanced   Mid Cap     Income     Income     Growth    Socially Responsive
                               Subaccount Subaccount Subaccount Subaccount Subaccount      Subaccount
                               ---------- ---------- ---------- ---------- ----------  -------------------
           ASSETS
Shares held in respective
  Funds.......................    25,961     16,011     41,109    142,421     291,772          5,774
                                ========   ========   ========   ========  ==========        =======
Investments at cost...........  $312,674   $225,787   $192,717   $646,109  $1,307,971        $50,754
                                ========   ========   ========   ========  ==========        =======
Investments in respective
  Funds, at net asset value...  $293,098   $199,337   $173,479   $562,562  $1,161,252        $49,481
Amount due from MONY America..       237      1,180        178      2,821       5,691              4
Amount due from respective
  Funds.......................        48         33          7         60         267              8
                                --------   --------   --------   --------  ----------        -------
       Total assets...........   293,383    200,550    173,664    565,443   1,167,210         49,493
                                --------   --------   --------   --------  ----------        -------
         LIABILITIES
Amount due to MONY America....       135         93         58        230         611             22
Amount due to respective Funds       237      1,180        178      2,821       5,691              4
                                --------   --------   --------   --------  ----------        -------
       Total liabilities......       372      1,273        236      3,051       6,302             26
                                --------   --------   --------   --------  ----------        -------
Net assets....................  $293,011   $199,277   $173,428   $562,392  $1,160,908        $49,467
                                ========   ========   ========   ========  ==========        =======
Net assets consist of:
  Contractholders' net
   payments...................  $310,992   $228,628   $192,093   $648,144  $1,313,028        $51,395
  Undistributed net
   investment income (loss)...     2,080       (331)     1,379      4,949       1,759            123
  Accumulated net realized
   gain (loss) on investments.      (485)    (2,570)      (806)    (7,154)     (7,160)          (778)
  Net unrealized appreciation
   (depreciation) of
   investments................   (19,576)   (26,450)   (19,238)   (83,547)   (146,719)        (1,273)
                                --------   --------   --------   --------  ----------        -------
Net assets....................  $293,011   $199,277   $173,428   $562,392  $1,160,908        $49,467
                                ========   ========   ========   ========  ==========        =======
Number of units outstanding*..    32,154     25,451     19,719     70,132     144,475          5,635
                                --------   --------   --------   --------  ----------        -------
Net asset value per unit
  outstanding*................  $   9.11   $   7.83   $   8.80   $   8.02  $     8.04        $  8.78
                                ========   ========   ========   ========  ==========        =======

----------
* Units outstanding have been rounded for presentation purposes.

                      See notes to financial statements.

                                    MONY Variable Universal Life
----------------------------------------------------------------------------------------------------
               Enterprise Accumulation Trust                    INVESCO Variable Investment Funds
------------------------------------------------------------ ---------------------------------------
           Multi-Cap  Small Company Small Company   Total    Financial    Health
 Managed     Growth      Growth         Value       Return    Services   Sciences  Telecommunications
Subaccount Subaccount  Subaccount    Subaccount   Subaccount Subaccount Subaccount     Subaccount
---------- ---------- ------------- ------------- ---------- ---------- ---------- ------------------

   28,643     22,060      99,964         76,293      48,485     6,005       8,513         9,363
 ========   ========    ========     ==========    ========   =======    ========       =======
 $477,184   $142,146    $618,790     $1,435,365    $488,808   $67,684    $127,717       $28,288
 ========   ========    ========     ==========    ========   =======    ========       =======

 $437,662   $121,550    $597,784     $1,309,194    $494,067   $63,057    $117,048       $25,654
    3,354        331       2,422          5,168       2,433       984          32             1
       46         14          68            190          46         9           1             2
 --------   --------    --------     ----------    --------   -------    --------       -------
  441,062    121,895     600,274      1,314,552     496,546    64,050     117,081        25,657
 --------   --------    --------     ----------    --------   -------    --------       -------

      177         50         245            577         180        27          36            10
    3,354        331       2,422          5,168       2,433       984          32             1
 --------   --------    --------     ----------    --------   -------    --------       -------
    3,531        381       2,667          5,745       2,613     1,011          68            11
 --------   --------    --------     ----------    --------   -------    --------       -------
 $437,531   $121,514    $597,607     $1,308,807    $493,933   $63,039    $117,013       $25,646
 ========   ========    ========     ==========    ========   =======    ========       =======

 $477,400   $145,131    $626,878     $1,408,024    $475,406   $68,304    $130,784       $30,306

    2,837       (208)       (843)        29,244      12,831       312        (187)          (45)

   (3,184)    (2,813)     (7,422)        (2,290)        437      (950)     (2,915)       (1,981)

  (39,522)   (20,596)    (21,006)      (126,171)      5,259    (4,627)    (10,669)       (2,634)
 --------   --------    --------     ----------    --------   -------    --------       -------
 $437,531   $121,514    $597,607     $1,308,807    $493,933   $63,039    $117,013       $25,646
 ========   ========    ========     ==========    ========   =======    ========       =======
   51,947     17,257      74,685        138,327      46,324     7,222      14,402         4,150
 --------   --------    --------     ----------    --------   -------    --------       -------
 $   8.42   $   7.04    $   8.00     $     9.46    $  10.66   $  8.73    $   8.13       $  6.18
 ========   ========    ========     ==========    ========   =======    ========       =======

                                 MONY AMERICA

                              Variable Account L

                STATEMENT OF ASSETS AND LIABILITIES (continued)

                               December 31, 2002


                                                    MONY Variable Universal Life
                               ---------------------------------------------------------------------
                                        Janus Aspen Series               Lord Abbett Series Fund
                               ------------------------------------  -------------------------------
                                 Capital     Flexible  International    Bond    Growth and  Mid-Cap
                               Appreciation   Income      Growth     Debenture    Income     Value
                                Subaccount  Subaccount  Subaccount   Subaccount Subaccount Subaccount
                               ------------ ---------- ------------- ---------- ---------- ----------
           ASSETS
Shares held in respective
  Funds.......................     20,695      14,622      16,605       17,831     20,921     29,844
                                 ========    ========    ========     ========   ========   ========
Investments at cost...........   $368,016    $182,382    $317,694     $186,624   $420,780   $428,776
                                 ========    ========    ========     ========   ========   ========
Investments in respective
  Funds, at net asset value...   $356,774    $187,455    $285,271     $188,647   $393,951   $413,637
Amount due from MONY America..        208       2,520         746           67         62      2,753
Amount due from respective
  Funds.......................         36           9          36            6         35        107
                                 --------    --------    --------     --------   --------   --------
       Total assets...........    357,018     189,984     286,053      188,720    394,048    416,497
                                 --------    --------    --------     --------   --------   --------
         LIABILITIES
Amount due to MONY America....        143          63         121           61        153        227
Amount due to respective Funds        208       2,520         746           67         62      2,753
                                 --------    --------    --------     --------   --------   --------
       Total liabilities......        351       2,583         867          128        215      2,980
                                 --------    --------    --------     --------   --------   --------
Net assets....................   $356,667    $187,401    $285,186     $188,592   $393,833   $413,517
                                 ========    ========    ========     ========   ========   ========
Net assets consist of:........
  Contractholders' net
   payments...................   $369,208    $178,659    $320,628     $182,580   $422,498   $429,398
  Undistributed net
   investment income (loss)...         66       3,444         866        3,841      1,769      1,691
  Accumulated net realized
   gain (loss) on investments.     (1,365)        225      (3,885)         148     (3,605)    (2,433)
  Net unrealized appreciation
   (depreciation) of
   investments................    (11,242)      5,073     (32,423)       2,023    (26,829)   (15,139)
                                 --------    --------    --------     --------   --------   --------
Net assets....................   $356,667    $187,401    $285,186     $188,592   $393,833   $413,517
                                 ========    ========    ========     ========   ========   ========
Number of units outstanding*..     40,324      17,236      35,612       17,564     46,301     44,015
                                 --------    --------    --------     --------   --------   --------
Net asset value per unit
  outstanding*................   $   8.84    $  10.87    $   8.01     $  10.74   $   8.51   $   9.39
                                 ========    ========    ========     ========   ========   ========

----------
* Units outstanding have been rounded for presentation purposes.

                      See notes to financial statements.

                          MONY Variable Universal Life
  ----------------------------------------------------------------------------
         MFS Variable Insurance Trust              MONY Series Fund, Inc.
  ------------------------------------------  --------------------------------
   Mid Cap      New       Total               Government    Long      Money
    Growth   Discovery    Return   Utilities  Securities Term Bond    Market
  Subaccount Subaccount Subaccount Subaccount Subaccount Subaccount Subaccount
  ---------- ---------- ---------- ---------- ---------- ---------- ----------
     46,673     14,618     34,308     3,162      73,112     30,490   1,388,475
   ========   ========   ========   =======    ========   ========  ==========
   $228,751   $174,309   $592,362   $37,768    $837,445   $411,582  $1,388,475
   ========   ========   ========   =======    ========   ========  ==========

   $210,496   $152,614   $588,036   $38,041    $864,189   $443,019  $1,388,475
        159         30        930        44       5,041      5,114      14,611
         18         15         19         0         210         50         712
   --------   --------   --------   -------    --------   --------  ----------
    210,673    152,659    588,985    38,085     869,440    448,183   1,403,798
   --------   --------   --------   -------    --------   --------  ----------
         79         61        191        11         460        178       1,097
        159         30        930        44       5,041      5,114      14,611
   --------   --------   --------   -------    --------   --------  ----------
        238         91      1,121        55       5,501      5,292      15,708
   --------   --------   --------   -------    --------   --------  ----------
   $210,435   $152,568   $587,864   $38,030    $863,939   $442,891  $1,388,090
   ========   ========   ========   =======    ========   ========  ==========
   $239,800   $176,814   $595,782   $38,617    $837,523   $409,391  $1,382,563
       (314)      (256)     1,132       143         (88)      (271)      5,527
    (10,796)    (2,295)    (4,724)   (1,003)       (240)     2,334           0
    (18,255)   (21,695)    (4,326)      273      26,744     31,437           0
   --------   --------   --------   -------    --------   --------  ----------
   $210,435   $152,568   $587,864   $38,030    $863,939   $442,891  $1,388,090
   ========   ========   ========   =======    ========   ========  ==========
     32,344     20,466     61,114     4,366      81,889     39,385     137,399
   --------   --------   --------   -------    --------   --------  ----------
   $   6.51   $   7.46   $   9.62   $  8.71    $  10.55   $  11.24  $    10.10
   ========   ========   ========   =======    ========   ========  ==========

                                 MONY AMERICA

                              Variable Account L

                STATEMENT OF ASSETS AND LIABILITIES (continued)

                               December 31, 2002


                                                                             MONY Variable Universal Life
                                                               ------------------------------------------------------------
                                                                                                       PBHG Insurance Series
                                                               The Universal Institutional Funds, Inc.         Funds
                                                               --------------------------------------  --------------------
                                                                Emerging
                                                                Markets        Global      U.S. Real    Mid-Cap     Select
                                                                 Equity     Value Equity     Estate      Value      Value
                                                               Subaccount    Subaccount    Subaccount  Subaccount Subaccount
                           ASSETS
Shares held in respective Funds...............................    17,316        7,965         21,639      51,552     19,709
                                                                ========      =======       ========    ========   ========
Investments at cost...........................................  $112,989      $87,187       $262,265    $584,233   $273,539
                                                                ========      =======       ========    ========   ========
Investments in respective Funds, at net asset value...........  $104,591      $78,371       $245,165    $561,912   $236,512
Amount due from MONY America..................................        11           20          6,842       3,786         42
Amount due from respective Funds..............................        18            3            134          95         10
                                                                --------      -------       --------    --------   --------
       Total assets...........................................   104,620       78,394        252,141     565,793    236,564
                                                                --------      -------       --------    --------   --------
                         LIABILITIES
Amount due to MONY America....................................        48           23            203         264         80
Amount due to respective Funds................................        11           20          6,842       3,786         42
                                                                --------      -------       --------    --------   --------
       Total liabilities......................................        59           43          7,045       4,050        122
                                                                --------      -------       --------    --------   --------
Net assets....................................................  $104,561      $78,351       $245,096    $561,743   $236,442
                                                                ========      =======       ========    ========   ========
Net assets consist of:
  Contractholders' net payments...............................  $113,679      $86,232       $251,465    $587,112   $273,502
  Undistributed net investment income (loss)..................      (146)       1,572         11,619        (812)     1,806
  Accumulated net realized gain (loss) on investments.........      (574)        (637)          (888)     (2,236)    (1,839)
  Net unrealized appreciation (depreciation) of investments...    (8,398)      (8,816)       (17,100)    (22,321)   (37,027)
                                                                --------      -------       --------    --------   --------
Net assets....................................................  $104,561      $78,351       $245,096    $561,743   $236,442
                                                                ========      =======       ========    ========   ========
Number of units outstanding*..................................    11,791        9,235         24,599      63,899     29,564
                                                                --------      -------       --------    --------   --------
Net asset value per unit outstanding*.........................  $   8.87      $  8.48       $   9.96    $   8.79   $   8.00
                                                                ========      =======       ========    ========   ========

----------
* Units outstanding have been rounded for presentation purposes.

                      See notes to financial statements.

                          MONY Variable Universal Life
                 ----------------------------------------------
                         PIMCO Variable Insurance Trust
                 ---------------------------------------------
                                        StocksPlus
                   Global                 Growth
                    Bond    Real Return and Income
                 Subaccount Subaccount  Subaccount    Total
                 ---------- ----------- ---------- -----------
                    24,171      68,819    101,634
                  ========   =========   ========
                  $264,481   $ 787,382   $781,306  $14,850,340
                  ========   =========   ========  ===========
                  $282,559   $ 818,949   $736,847  $14,180,736
                     2,900       8,045      2,875       81,642
                        14          63        118        2,507
                  --------   ---------   --------  -----------
                   285,473     827,057    739,840   14,264,885
                  --------   ---------   --------  -----------
                        95         292        341        6,642
                     2,900       8,045      2,875       81,642
                  --------   ---------   --------  -----------
                     2,995       8,337      3,216       88,284
                  --------   ---------   --------  -----------
                  $282,478   $ 818,720   $736,624  $14,176,601
                  ========   =========   ========  ===========
                  $259,064   $ 766,702   $781,829  $14,809,559
                     3,466      13,907     10,913      113,775
                     1,870       6,544    (11,659)     (77,129)
                    18,078      31,567    (44,459)    (669,604)
                  --------   ---------   --------  -----------
                  $282,478   $ 818,720   $736,624  $14,176,601
                  ========   =========   ========  ===========
                    23,589      70,548     87,575
                  --------   ---------   --------
                  $  11.97   $   11.60   $   8.41
                  ========   =========   ========

                                 MONY AMERICA

                              Variable Account L

                            STATEMENT OF OPERATIONS

                                                                MONY Variable Universal Life
                               ---------------------------------------------------------------------------------------------
                                    Alger American Fund                       Enterprise Accumulation Trust
                               ----------------------------  ---------------------------------------------------------------
                                                                 Equity       Growth and                        Global
                                  Balanced       Mid Cap         Income         Income         Growth     Socially Responsive
                                 Subaccount     Subaccount     Subaccount     Subaccount     Subaccount       Subaccount
                               -------------- -------------- -------------- -------------- -------------- -------------------
                               For the period For the period For the period For the period For the period   For the period
                                February 7,    February 7,    February 7,    February 6,    February 6,      February 21,
                                   2002**         2002**         2002**         2002**         2002**           2002**
                                  through        through        through        through        through           through
                                December 31,   December 31,   December 31,   December 31,   December 31,     December 31,
                                    2002           2002           2002           2002           2002             2002
                               -------------- -------------- -------------- -------------- -------------- -------------------
Dividend income...............    $  2,620       $      0       $  1,674       $  5,987      $   3,660          $   180
Distribution from net
  realized gains..............           0              0              0              0              0                0
Mortality and expense risk
  charges.....................        (540)          (331)          (295)        (1,038)        (1,901)             (57)
                                  --------       --------       --------       --------      ---------          -------
Net investment income (loss)..       2,080           (331)         1,379          4,949          1,759              123
                                  --------       --------       --------       --------      ---------          -------
Realized and unrealized gain
  (loss) on investments:
  Net realized gain (loss) on
   investments................        (485)        (2,570)          (806)        (7,154)        (7,160)            (778)
  Net change in unrealized
   appreciation
   (depreciation) of
   investments................     (19,576)       (26,450)       (19,238)       (83,547)      (146,719)          (1,273)
                                  --------       --------       --------       --------      ---------          -------
Net realized and unrealized
  gain (loss) on investments..     (20,061)       (29,020)       (20,044)       (90,701)      (153,879)          (2,051)
                                  --------       --------       --------       --------      ---------          -------
Net increase (decrease) in
  net assets resulting from
  operations..................    $(17,981)      $(29,351)      $(18,665)      $(85,752)     $(152,120)         $(1,928)
                                  ========       ========       ========       ========      =========          =======

----------
** Commencement of operations

                      See notes to financial statements.

                                               MONY Variable Universal Life
---------------------------------------------------------------------------------------------------------------------------
               Enterprise Accumulation Trust                               INVESCO Variable Investment Funds
----------------------------------------------------------  --------------------------------------------------------------
   Managed       Multi-Cap    Small Company  Small Company      Total        Financial        Health     Telecommunications
  Subaccount       Growth         Growth         Value          Return        Services       Sciences        Subaccount
For the period For the period For the period For the period For the period For the period For the period   For the period
 February 6,    February 8,    February 6,    February 6,    February 7,    February 8,    February 8,      February 7,
    2002**         2002**         2002**         2002**         2002**         2002**         2002**           2002**
   through        through        through        through        through        through        through          through
 December 31,   December 31,   December 31,   December 31,   December 31,   December 31,   December 31,     December 31,
     2002           2002           2002           2002           2002           2002           2002             2002
-------------- -------------- -------------- -------------- -------------- -------------- -------------- ------------------
   $  3,592       $      0       $      0      $   3,665       $ 5,988        $   408        $      0         $     0

          0              0              0         27,689         7,444              0               0               0
       (755)          (208)          (843)        (2,110)         (601)           (96)           (187)            (45)
   --------       --------       --------      ---------       -------        -------        --------         -------
      2,837           (208)          (843)        29,244        12,831            312            (187)            (45)
   --------       --------       --------      ---------       -------        -------        --------         -------


     (3,184)        (2,813)        (7,422)        (2,290)          437           (950)         (2,915)         (1,981)

    (39,522)       (20,596)       (21,006)      (126,171)        5,259         (4,627)        (10,669)         (2,634)
   --------       --------       --------      ---------       -------        -------        --------         -------

    (42,706)       (23,409)       (28,428)      (128,461)        5,696         (5,577)        (13,584)         (4,615)
   --------       --------       --------      ---------       -------        -------        --------         -------

   $(39,869)      $(23,617)      $(29,271)     $ (99,217)      $18,527        $(5,265)       $(13,771)        $(4,660)
   ========       ========       ========      =========       =======        =======        ========         =======

                                 MONY AMERICA

                              Variable Account L

                      STATEMENT OF OPERATIONS (continued)

                                                             MONY Variable Universal Life
                               ----------------------------------------------------------------------------------------
                                            Janus Aspen Series                        Lord Abbett Series Fund
                               -------------------------------------------  -------------------------------------------
                                  Capital        Flexible    International       Bond        Growth and      Mid-Cap
                                Appreciation      Income         Growth       Debenture        Income         Value
                                 Subaccount     Subaccount     Subaccount     Subaccount     Subaccount     Subaccount
                               -------------- -------------- -------------- -------------- -------------- --------------
                               For the period For the period For the period For the period For the period For the period
                                February 6,    February 8,    February 7,    February 7,    February 7,    February 8,
                                   2002**         2002**         2002**         2002**         2002**         2002**
                                  through        through        through        through        through        through
                                December 31,   December 31,   December 31,   December 31,   December 31,   December 31,
                                    2002           2002           2002           2002           2002           2002
                               -------------- -------------- -------------- -------------- -------------- --------------
Dividend income...............    $    516        $3,700        $  1,297        $3,704        $  2,290       $  2,240
Distribution from net
  realized gains..............           0             0               0           442              51              0
Mortality and expense risk
  charges.....................        (450)         (256)           (431)         (305)           (572)          (549)
                                  --------        ------        --------        ------        --------       --------
Net investment income (loss)..          66         3,444             866         3,841           1,769          1,691
                                  --------        ------        --------        ------        --------       --------
Realized and unrealized gain
  (loss) on investments:
  Net realized gain (loss) on
   investments................      (1,365)          225          (3,885)          148          (3,605)        (2,433)
  Net change in unrealized
   appreciation
   (depreciation) of
   investments................     (11,242)        5,073         (32,423)        2,023         (26,829)       (15,139)
                                  --------        ------        --------        ------        --------       --------
Net realized and unrealized
  gain (loss) on investments..     (12,607)        5,298         (36,308)        2,171         (30,434)       (17,572)
                                  --------        ------        --------        ------        --------       --------
Net increase (decrease) in
  net assets resulting from
  operations..................    $(12,541)       $8,742        $(35,442)       $6,012        $(28,665)      $(15,881)
                                  ========        ======        ========        ======        ========       ========

----------
** Commencement of operations

                      See notes to financial statements.

                                      MONY Variable Universal Life
--------------------------------------------------------------------------------------------------------
               MFS Variable Insurance Trust                            MONY Series Fund, Inc.
----------------------------------------------------------  -------------------------------------------
   Mid Cap          New                                       Government        Long          Money
    Growth       Discovery     Total Return    Utilities      Securities     Term Bond        Market
  Subaccount     Subaccount     Subaccount     Subaccount     Subaccount     Subaccount     Subaccount
-------------- -------------- -------------- -------------- -------------- -------------- --------------
For the period For the period For the period For the period For the period For the period For the period
 February 8,    February 7,    February 8,    February 7,    February 7,    February 7,    February 7,
    2002**         2002**         2002**         2002**         2002**         2002**         2002**
   through        through        through        through        through        through        through
 December 31,   December 31,   December 31,   December 31,   December 31,   December 31,   December 31,
     2002           2002           2002           2002           2002           2002           2002
-------------- -------------- -------------- -------------- -------------- -------------- --------------
   $      0       $      0       $ 1,054        $   192        $ 1,230        $   374        $ 7,295
          0              0           835              0              0              0              0
       (314)          (256)         (757)           (49)        (1,318)          (645)        (1,768)
   --------       --------       -------        -------        -------        -------        -------
       (314)          (256)        1,132            143            (88)          (271)         5,527
   --------       --------       -------        -------        -------        -------        -------

    (10,796)        (2,295)       (4,724)        (1,003)          (240)         2,334              0

    (18,255)       (21,695)       (4,326)           273         26,744         31,437              0
   --------       --------       -------        -------        -------        -------        -------
    (29,051)       (23,990)       (9,050)          (730)        26,504         33,771              0
   --------       --------       -------        -------        -------        -------        -------
   $(29,365)      $(24,246)      $(7,918)       $  (587)       $26,416        $33,500        $ 5,527
   ========       ========       =======        =======        =======        =======        =======

                                 MONY AMERICA

                              Variable Account L

                      STATEMENT OF OPERATIONS (continued)


                                             MONY Variable Universal Life
                               --------------------------------------------------------
                                        The Universal Institutional Funds, Inc.
                               --------------------------------------------------------
                                    Emerging            Global            U.S. Real
                                 Markets Equity      Value Equity           Estate
                                   Subaccount         Subaccount          Subaccount
                               ------------------ ------------------- ------------------
                                 For the period     For the period      For the period
                               February 7, 2002** February 20, 2002** February 7, 2002**
                                    through             through            through
                               December 31, 2002   December 31, 2002  December 31, 2002
-                              ------------------ ------------------- ------------------
Dividend income...............      $     0             $   804            $  7,436
Distribution from net
  realized gains..............            0                 861               4,499
Mortality and expense risk
  charges.....................         (146)                (93)               (316)
                                    -------             -------            --------
Net investment income (loss)..         (146)              1,572              11,619
                                    -------             -------            --------
Realized and unrealized gain
  (loss) on investments:
  Net realized gain (loss) on
   investments................         (574)               (637)               (888)
  Net change in unrealized
   appreciation
   (depreciation) of
   investments................       (8,398)             (8,816)            (17,100)
                                    -------             -------            --------
Net realized and unrealized
  gain (loss) on investments..       (8,972)             (9,453)            (17,988)
                                    -------             -------            --------
Net increase (decrease) in
  net assets resulting from
  operations..................      $(9,118)            $(7,881)           $ (6,369)
                                    =======             =======            ========

----------
** Commencement of operations

                      See notes to financial statements.

                                      MONY Variable Universal Life
--------------------------------------------------------------------------------------------------------
           PBHG Insurance
            Series Funds                           PIMCO Variable Insurance Trust
------------------------------------  -------------------------------------------------------
     Mid-Cap             Select             Global          Real Return         StocksPlus
      Value              Value               Bond               Bond        Growth and Income
    Subaccount         Subaccount         Subaccount         Subaccount         Subaccount
------------------ ------------------ ------------------     ----------     ------------------
  For the period     For the period     For the period     For the period     For the period
February 7, 2002** February 8, 2002** February 8, 2002** February 8, 2002** February 8, 2002**
     through            through            through            through            through
December 31, 2002  December 31, 2002  December 31, 2002  December 31, 2002  December 31, 2002    Total
-----------------  -----------------  -----------------  -----------------  -----------------  ---------
     $      0           $  2,240           $ 2,697            $13,565            $ 11,968      $  90,376
            0                  0             1,124              1,438                   0         44,383
         (812)              (434)             (355)            (1,096)             (1,055)       (20,984)
     --------           --------           -------            -------            --------      ---------
         (812)             1,806             3,466             13,907              10,913        113,775
     --------           --------           -------            -------            --------      ---------
       (2,236)            (1,839)            1,870              6,544             (11,659)       (77,129)
      (22,321)           (37,027)           18,078             31,567             (44,459)      (669,604)
     --------           --------           -------            -------            --------      ---------
      (24,557)           (38,866)           19,948             38,111             (56,118)      (746,733)
     --------           --------           -------            -------            --------      ---------
     $(25,369)          $(37,060)          $23,414            $52,018            $(45,205)     $(632,958)
     ========           ========           =======            =======            ========      =========

                                 MONY AMERICA

                              Variable Account L

                      STATEMENT OF CHANGES IN NET ASSETS

                                                             MONY Variable Universal Life
                               ----------------------------------------------------------------------------------------
                                    Alger American Fund                     Enterprise AccumulationTrust
                               ----------------------------  ----------------------------------------------------------
                                                                                                              Global
                                                                 Equity       Growth and                     Socially
                                  Balanced       Mid Cap         Income         Income         Growth       Responsive
                                 Subaccount     Subaccount     Subaccount     Subaccount     Subaccount     Subaccount
                               -------------- -------------- -------------- -------------- -------------- --------------
                               For the period For the period For the period For the period For the period For the period
                                February 7,    February 7,    February 7,    February 6,    February 6,    February 21,
                                   2002**         2002**         2002**         2002**         2002**         2002**
                                  through        through        through        through        through        through
                                December 31,   December 31,   December 31,   December 31,   December 31,   December 31,
                                    2002           2002           2002           2002           2002           2002
                               -------------- -------------- -------------- -------------- -------------- --------------
From operations:
 Net investment income (loss).    $  2,080       $   (331)      $  1,379      $   4,949      $    1,759      $    123
 Net realized gain (loss) on
   investments................        (485)        (2,570)          (806)        (7,154)         (7,160)         (778)
 Net change in unrealized
   appreciation
   (depreciation) of
   investments................     (19,576)       (26,450)       (19,238)       (83,547)       (146,719)       (1,273)
                                  --------       --------       --------      ---------      ----------      --------
Net increase (decrease) in
 net assets resulting from
 operations...................     (17,981)       (29,351)       (18,665)       (85,752)       (152,120)       (1,928)
                                  --------       --------       --------      ---------      ----------      --------
From unit transactions:
 Net proceeds from the
   issuance of units..........     356,680        267,960        223,672        748,711       1,521,666        63,934
 Net asset value of units
   redeemed or used to meet
   contract obligations.......     (45,688)       (39,332)       (31,579)      (100,567)       (208,638)      (12,539)
                                  --------       --------       --------      ---------      ----------      --------
Net increase from unit
 transactions.................     310,992        228,628        192,093        648,144       1,313,028        51,395
                                  --------       --------       --------      ---------      ----------      --------
Net increase in net assets....     293,011        199,277        173,428        562,392       1,160,908        49,467
Net assets beginning of period           0              0              0              0               0             0
                                  --------       --------       --------      ---------      ----------      --------
Net assets end of period*.....    $293,011       $199,277       $173,428      $ 562,392      $1,160,908      $ 49,467
                                  ========       ========       ========      =========      ==========      ========
Unit transactions:
Units outstanding beginning
 of period....................           0              0              0              0               0             0
Units issued during the period      37,234         31,073         23,222         82,984         169,217         7,010
Units redeemed during the
 period.......................      (5,080)        (5,622)        (3,503)       (12,852)        (24,742)       (1,375)
                                  --------       --------       --------      ---------      ----------      --------
Units outstanding end of
 period.......................      32,154         25,451         19,719         70,132         144,475         5,635
                                  ========       ========       ========      =========      ==========      ========
----------
*  Includes undistributed net
   investment income (loss)
   of:                            $  2,080       $   (331)      $  1,379      $   4,949      $    1,759      $    123
                                  ========       ========       ========      =========      ==========      ========

** Commencement of operations

                      See notes to financial statements.

                                               MONY Variable Universal Life
--------------------------------------------------------------------------------------------------------------------------
                       Enterprise AccumulationTrust                               INVESCO Variable Investment Funds
-------------------------------------------------------------------------  -----------------------------------------------
                                  Small          Small
                 Multi-Cap       Company        Company         Total        Financial        Health
   Managed         Growth         Growth         Value          Return        Services       Sciences    Telecommunications
  Subaccount     Subaccount     Subaccount     Subaccount     Subaccount     Subaccount     Subaccount       Subaccount
  ----------   -------------- -------------- -------------- -------------- -------------- -------------- ------------------
For the period For the period For the period For the period For the period For the period For the period   For the period
 February 6,    February 8,    February 6,    February 6,    February 7,    February 8,    February 8,      February 7,
    2002**         2002**         2002**         2002**         2002**         2002**         2002**           2002**
   through        through        through        through        through        through        through          through
 December 31,   December 31,   December 31,   December 31,   December 31,   December 31,   December 31,     December 31,
     2002           2002           2002           2002           2002           2002           2002             2002
-------------- -------------- -------------- -------------- -------------- -------------- -------------- ------------------
   $  2,837       $   (208)      $   (843)     $   29,244      $ 12,831       $    312       $   (187)        $    (45)
     (3,184)        (2,813)        (7,422)         (2,290)          437           (950)        (2,915)          (1,981)
    (39,522)       (20,596)       (21,006)       (126,171)        5,259         (4,627)       (10,669)          (2,634)
   --------       --------       --------      ----------      --------       --------       --------         --------
    (39,869)       (23,617)       (29,271)        (99,217)       18,527         (5,265)       (13,771)          (4,660)
   --------       --------       --------      ----------      --------       --------       --------         --------
    551,926        189,359        720,962       1,614,616       547,451         84,418        168,174           42,764
    (74,526)       (44,228)       (94,084)       (206,592)      (72,045)       (16,114)       (37,390)         (12,458)
   --------       --------       --------      ----------      --------       --------       --------         --------
    477,400        145,131        626,878       1,408,024       475,406         68,304        130,784           30,306
   --------       --------       --------      ----------      --------       --------       --------         --------
    437,531        121,514        597,607       1,308,807       493,933         63,039        117,013           25,646
          0              0              0               0             0              0              0                0
   --------       --------       --------      ----------      --------       --------       --------         --------
   $437,531       $121,514       $597,607      $1,308,807      $493,933       $ 63,039       $117,013         $ 25,646
   ========       ========       ========      ==========      ========       ========       ========         ========
          0              0              0               0             0              0              0                0
     61,295         22,516         86,877         159,984        53,344          9,283         19,037            5,856
     (9,348)        (5,259)       (12,192)        (21,657)       (7,020)        (2,061)        (4,635)          (1,706)
   --------       --------       --------      ----------      --------       --------       --------         --------
     51,947         17,257         74,685         138,327        46,324          7,222         14,402            4,150
   ========       ========       ========      ==========      ========       ========       ========         ========

   $  2,837       $   (208)      $   (843)     $   29,244      $ 12,831       $    312       $   (187)        $    (45)
   ========       ========       ========      ==========      ========       ========       ========         ========

                                 MONY AMERICA

                              Variable Account L

                STATEMENT OF CHANGES IN NET ASSETS (continued)

                                                             MONY Variable Universal Life
                               ----------------------------------------------------------------------------------------
                                            Janus Aspen Series                        Lord Abbett Series Fund
                               -------------------------------------------  -------------------------------------------
                                  Capital        Flexible    International       Bond        Growth and      Mid-Cap
                                Appreciation      Income         Growth       Debenture        Income         Value
                                 Subaccount     Subaccount     Subaccount     Subaccount     Subaccount     Subaccount
                               -------------- -------------- -------------- -------------- -------------- --------------
                               For the period For the period For the period For the period For the period For the period
                                February 6,    February 8,    February 7,    February 7,    February 7,    February 8,
                                   2002**         2002**         2002**         2002**         2002**         2002**
                                  through        through        through        through        through        through
                                December 31,   December 31,   December 31,   December 31,   December 31,   December 31,
                                    2002           2002           2002           2002           2002           2002
                               -------------- -------------- -------------- -------------- -------------- --------------
From operations:
 Net investment income (loss).    $     66       $  3,444       $    866       $  3,841       $  1,769       $  1,691
 Net realized gain (loss) on
   investments................      (1,365)           225         (3,885)           148         (3,605)        (2,433)
 Net change in unrealized
   appreciation
   (depreciation) of
   investments................     (11,242)         5,073        (32,423)         2,023        (26,829)       (15,139)
                                  --------       --------       --------       --------       --------       --------
Net increase (decrease) in
 net assets resulting from
 operations...................     (12,541)         8,742        (35,442)         6,012        (28,665)       (15,881)
                                  --------       --------       --------       --------       --------       --------
From unit transactions:
 Net proceeds from the
   issuance of units..........     417,558        203,723        373,577        206,362        495,818        489,468
 Net asset value of units
   redeemed or used to meet
   contract obligations.......     (48,350)       (25,064)       (52,949)       (23,782)       (73,320)       (60,070)
                                  --------       --------       --------       --------       --------       --------
Net increase from unit
 transactions.................     369,208        178,659        320,628        182,580        422,498        429,398
                                  --------       --------       --------       --------       --------       --------
Net increase in net assets....     356,667        187,401        285,186        188,592        393,833        413,517
Net assets beginning of period           0              0              0              0              0              0
                                  --------       --------       --------       --------       --------       --------
Net assets end of period*.....    $356,667       $187,401       $285,186       $188,592       $393,833       $413,517
                                  ========       ========       ========       ========       ========       ========
Unit transactions:
Units outstanding beginning
 of period....................           0              0              0              0              0              0
Units issued during the period      46,296         19,781         42,099         20,113         54,336         51,007
Units redeemed during the
 period.......................      (5,972)        (2,545)        (6,487)        (2,549)        (8,035)        (6,992)
                                  --------       --------       --------       --------       --------       --------
Units outstanding end of
 period.......................      40,324         17,236         35,612         17,564         46,301         44,015
                                  ========       ========       ========       ========       ========       ========
----------
*  Includes undistributed net
   investment income (loss)
   of:                            $     66       $  3,444       $    866       $  3,841       $  1,769       $  1,691
                                  ========       ========       ========       ========       ========       ========

** Commencement of operations

                      See notes to financial statements.

                                      MONY Variable Universal Life
-------------------------------------------------------------------------------------------------------
               MFS Variable Insurance Trust                            MONY Series Fund, Inc.
----------------------------------------------------------  -------------------------------------------
   Mid Cap          New           Total                       Government        Long          Money
    Growth       Discovery        Return       Utilities      Securities     Term Bond        Market
  Subaccount     Subaccount     Subaccount     Subaccount     Subaccount     Subaccount     Subaccount
  ----------   -------------- -------------- -------------- -------------- -------------- --------------
For the period For the period For the period For the period For the period For the period For the period
 February 8,    February 7,    February 8,    February 7,    February 7,    February 7,    February 7,
    2002**         2002**         2002**         2002**         2002**         2002**         2002**
   through        through        through        through        through        through        through
 December 31,   December 31,   December 31,   December 31,   December 31,   December 31,   December 31,
     2002           2002           2002           2002           2002           2002           2002
-------------- -------------- -------------- -------------- -------------- -------------- --------------
   $   (314)      $   (256)     $   1,132       $    143      $     (88)      $   (271)     $    5,527
    (10,796)        (2,295)        (4,724)        (1,003)          (240)         2,334               0

    (18,255)       (21,695)        (4,326)           273         26,744         31,437               0
   --------       --------      ---------       --------      ---------       --------      ----------

    (29,365)       (24,246)        (7,918)          (587)        26,416         33,500           5,527
   --------       --------      ---------       --------      ---------       --------      ----------
    282,633        204,974        699,596         48,895        948,723        476,989       2,363,027

    (42,833)       (28,160)      (103,814)       (10,278)      (111,200)       (67,598)       (980,464)
   --------       --------      ---------       --------      ---------       --------      ----------
    239,800        176,814        595,782         38,617        837,523        409,391       1,382,563
   --------       --------      ---------       --------      ---------       --------      ----------
    210,435        152,568        587,864         38,030        863,939        442,891       1,388,090
          0              0              0              0              0              0               0
   --------       --------      ---------       --------      ---------       --------      ----------
   $210,435       $152,568      $ 587,864       $ 38,030      $ 863,939       $442,891      $1,388,090
   ========       ========      =========       ========      =========       ========      ==========
          0              0              0              0              0              0               0
     39,381         24,427         72,456          5,528         92,981         46,806         239,791
     (7,037)        (3,961)       (11,342)        (1,162)       (11,092)        (7,421)       (102,392)
   --------       --------      ---------       --------      ---------       --------      ----------
     32,344         20,466         61,114          4,366         81,889         39,385         137,399
   ========       ========      =========       ========      =========       ========      ==========

   $   (314)      $   (256)     $   1,132       $    143      $     (88)      $   (271)     $    5,527
   ========       ========      =========       ========      =========       ========      ==========

                                 MONY AMERICA

                              Variable Account L

                STATEMENT OF CHANGES IN NET ASSETS (continued)


                                             MONY Variable Universal Life
                               --------------------------------------------------------
                                        The Universal Institutional Funds, Inc.
                               --------------------------------------------------------
                                 Emerging Markets
                                     Equity       Global Value Equity  U.S. Real Estate
                                   Subaccount         Subaccount          Subaccount
                               ------------------ ------------------- ------------------
                                 For the period     For the period      For the period
                               February 7, 2002** February 20, 2002** February 7, 2002**
                                    through             through            through
                               December 31, 2002   December 31, 2002  December 31, 2002
                               ------------------ ------------------- ------------------
From operations:
 Net investment income (loss).      $   (146)          $  1,572            $ 11,619
 Net realized gain (loss) on
   investments................          (574)              (637)               (888)
 Net change in unrealized
   appreciation
   (depreciation) of
   investments................        (8,398)            (8,816)            (17,100)
                                    --------           --------            --------
Net increase (decrease) in
 net assets resulting from
 operations...................        (9,118)            (7,881)             (6,369)
                                    --------           --------            --------
From unit transactions:
 Net proceeds from the
   issuance of units..........       133,151             96,233             292,916
 Net asset value of units
   redeemed or used to meet
   contract obligations.......       (19,472)           (10,001)            (41,451)
                                    --------           --------            --------
Net increase from unit
 transactions.................       113,679             86,232             251,465
                                    --------           --------            --------
Net increase in net assets....       104,561             78,351             245,096
Net assets beginning of period             0                  0                   0
                                    --------           --------            --------
Net assets end of period*.....      $104,561           $ 78,351            $245,096
                                    ========           ========            ========
Unit transactions:
Units outstanding beginning
 of period....................             0                  0                   0
Units issued during the period        14,041             10,548              29,074
Units redeemed during the
 period.......................        (2,250)            (1,313)             (4,475)
                                    --------           --------            --------
Units outstanding end of
 period.......................        11,791              9,235              24,599
                                    ========           ========            ========
----------
*  Includes undistributed net
   investment income (loss)
   of:                              $   (146)          $  1,572            $ 11,619
                                    ========           ========            ========

** Commencement of operations

                      See notes to financial statements.

                                       MONY Variable Universal Life
----------------------------------------------------------------------------------------------------------
     PBHG Insurance Series Fund                    PIMCO Variable Insurance Trust
------------------------------------  -------------------------------------------------------
                                                                                StocksPlus
  Mid-Cap Value       Select Value       Global Bond      Real Return Bond  Growth and Income
    Subaccount         Subaccount         Subaccount         Subaccount         Subaccount
------------------ ------------------ ------------------ ------------------ ------------------
  For the period     For the period     For the period     For the period     For the period
February 7, 2002** February 8, 2002** February 8, 2002** February 8, 2002** February 8, 2002**
     through            through            through            through            through
December 31, 2002  December 31, 2002  December 31, 2002  December 31, 2002  December 31, 2002     Total
-----------------  ------------------ ------------------ ------------------ ------------------ -----------
     $   (812)          $  1,806           $  3,466          $  13,907          $  10,913      $   113,775
       (2,236)            (1,839)             1,870              6,544            (11,659)         (77,129)
      (22,321)           (37,027)            18,078             31,567            (44,459)        (669,604)
     --------           --------           --------          ---------          ---------      -----------
      (25,369)           (37,060)            23,414             52,018            (45,205)        (632,958)
     --------           --------           --------          ---------          ---------      -----------
      676,336            299,416            289,080            905,860            924,003       17,930,631
      (89,224)           (25,914)           (30,016)          (139,158)          (142,174)      (3,121,072)
     --------           --------           --------          ---------          ---------      -----------
      587,112            273,502            259,064            766,702            781,829       14,809,559
     --------           --------           --------          ---------          ---------      -----------
      561,743            236,442            282,478            818,720            736,624       14,176,601
            0                  0                  0                  0                  0                0
     --------           --------           --------          ---------          ---------      -----------
     $561,743           $236,442           $282,478          $ 818,720          $ 736,624      $14,176,601
     ========           ========           ========          =========          =========      ===========
            0                  0                  0                  0                  0
       74,527             32,920             27,257             86,191            104,797
      (10,628)            (3,356)            (3,668)           (15,643)           (17,222)
     --------           --------           --------          ---------          ---------
       63,899             29,564             23,589             70,548             87,575
     ========           ========           ========          =========          =========

     $   (812)          $  1,806           $  3,466          $  13,907          $  10,913      $   113,775
     ========           ========           ========          =========          =========      ===========

                                 MONY AMERICA

                              Variable Account L

                         NOTES TO FINANCIAL STATEMENTS

1. Organization and Business

MONY America Variable Account L (the "Variable Account") is a separate investment account established on February 19, 1985 by MONY Life Insurance Company of America ("MONY America"), under the laws of the State of Arizona.

The Variable Account operates as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). The Variable Account holds assets that are segregated from all of MONY's other assets and, at present, is used to support Flexible Premium Variable Life Insurance policies, which include Variable Life (Strategist), Variable Universal Life (MONY Equity Master, MONY Custom Equity Master, MONY Custom Estate Master and MONY Variable Universal
Life), Corporate Sponsored Variable Universal Life, and Survivorship Variable Universal Life Insurance policies. These policies are issued by MONY America, which is a wholly-owned subsidiary of MONY Life Insurance Company ("MONY").

For presentation purposes, the information related only to the Variable Universal Life Insurance policies (MONY Variable Universal Life) is presented here.

There are thirty-five MONY Variable Universal Life subaccounts within the Variable Account, each of which invests only in a corresponding portfolio of the MONY Series Fund, Inc. (the "Fund"), the Enterprise Accumulation Trust ("Enterprise"), Alger American Fund, Invesco Variable Investment Funds, Lord Abbett Series Fund, MFS Variable Insurance Trust, PIMCO Variable Insurance Trust, PBHG Insurance Series Funds, The Universal Institutional Funds, Inc. or Janus Aspen Series (collectively, the "Funds"). The Funds are registered under the 1940 Act as open-end diversified management investment companies. The Fund and Enterprise are affiliated with MONY.

These financial statements should be read in conjunction with the financial statements and footnotes of the Funds, which were distributed by MONY America to the policyholders.

2. Significant Accounting Policies

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

  Investments:

The investment in shares of each of the respective Funds' portfolios is stated at value which is the net asset value of the respective portfolio, as reported by such portfolio. Net asset values are based upon market or fair valuations of the securities held in each of the corresponding portfolios of the Funds. For the Money Market Portfolio, the net asset value is based on the amortized cost of the securities held, which approximates market value.

  Investment Transactions and Investment Income:

Investments in the portfolios of the Funds are recorded on the trade date. Realized gains and losses on redemption of investments in the portfolios of the Funds are determined on the identified cost basis. Dividend income and distributions from net realized gains are recorded on ex-dividend date. Investment income includes dividends from net investment income and distribution of net realized gains received from the respective portfolios of the Funds. Dividends and distributions are reinvested in additional shares of the respective portfolios of the Funds.

  Taxes:

MONY America is currently taxed as a life insurance company and will include the Variable Account's operations in its tax return. MONY America does not expect, based on current tax law, to incur any income tax burden upon the earnings or realized capital gains attributable to the Variable Account. Based on this expectation, no charges are currently being deducted from the Variable Account for federal income tax purposes.

                                 MONY AMERICA

                              Variable Account L

                   NOTES TO FINANCIAL STATEMENTS (continued)



3. Related Party Transactions

MONY America is the legal owner of the assets held by the Variable Account.

Policy premiums received from MONY America by the Variable Account represent gross policy premiums recorded by MONY America less deductions retained as compensation for certain sales distribution expenses and premium taxes.

The cost of insurance, administration charges, and, if applicable, the cost of any optional benefits added by riders to the insurance policies are deducted monthly from the cash value of the contract to compensate MONY America. A surrender charge may be imposed by MONY America when a full or partial surrender is requested by the policyholders. These deductions are treated as contractholder redemptions by the Variable Account. The amount deducted for the MONY Variable Universal Life Subaccounts for the period ended December 31, 2002 aggregated $1,621,016.

MONY receives from the Variable Account the amounts deducted for mortality and expense risks at an annual rate of 0.35% of average daily net assets of each of the MONY Variable Universal Life subaccounts. As investment adviser to the Fund, it receives amounts paid by the Fund for those services.

Enterprise Capital Management, Inc., a wholly-owned subsidiary of MONY, acts as investment adviser to the portfolios of Enterprise, and it receives amounts paid by Enterprise for those services.

MONY and MONY America receive fees directly from certain Funds for maintaining and servicing policyholders' accounts. During the period ended December 31, 2002, MONY received $1,973 in aggregate from certain Funds in connection with MONY Variable Universal Life subaccounts.

                                 MONY AMERICA

                              Variable Account L

                   NOTES TO FINANCIAL STATEMENTS (continued)


4. Investment Transactions

Cost of shares acquired and the proceeds from redemption of shares by each subaccount during the period ended December 31, 2002 were as follows:

                                              Cost of
                                          Shares Acquired       Proceeds from
 MONY Variable Universal Life         (excludes reinvestments) Shares Redeemed
 ----------------------------         ------------------------ ---------------
 The Alger American Fund

 Balanced Portfolio..................        $  318,939           $  8,400
 Mid Cap Growth Portfolio............           239,944             11,587

 Enterprise Accumulation Trust

 Equity Income Portfolio.............           198,320              6,471
 Growth and Income Portfolio.........           680,590             33,314
 Growth Portfolio....................         1,344,626             33,155
 Global Socially Responsive Portfolio            58,412              7,060
 Managed Portfolio...................           496,192             19,416
 Multi-Cap Growth Portfolio..........           162,710             17,751
 Small Company Growth Portfolio......           647,658             21,446
 Small Company Value Portfolio.......         1,423,705             17,404
 Total Return Portfolio..............           512,856             37,917

 INVESCO Variable Insurance Funds

 Financial Services Portfolio........            74,420              6,194
 Health Sciences Portfolio...........           149,508             18,876
 Telecommunications Portfolio........            35,546              5,277

 Janus Aspen Series

 Capital Appreciation Portfolio......           382,157             13,292
 Flexible Income Portfolio...........           185,443              6,986
 International Growth Portfolio......           332,138             11,856

 Lord Abbott Series Funds

 Bond Debenture Portfolio............           190,624              8,294
 Growth and Income Portfolio.........           440,094             18,050
 Mid-Cap Value Portfolio.............           449,368             20,399

 MFS Variable Insurance Trust

 Mid Cap Growth Portfolio............           257,529             17,982
 New Discovery Portfolio.............           183,078              6,474
 Total Return Portfolio..............           627,822             32,625
 Utilities Portfolio.................            42,684              4,105

 MONY Series Funds Inc.

 Government Securities Portfolio.....           860,484             24,029
 Long Term Bond Portfolio............           436,740             27,866
 Money Market Portfolio..............         2,086,841            705,661

                                 MONY AMERICA

                              Variable Account L

                   NOTES TO FINANCIAL STATEMENTS (continued)



                                                Cost of      Proceeds from
    MONY Variable Universal Life            Shares Acquired Shares Redeemed
    ----------------------------            --------------- ---------------

    The Universal Institutional Funds, Inc.

    Emerging Markets Equity Portfolio......    $116,914         $ 3,351
    Global Value Equity Portfolio..........      89,306           3,147
    U.S. Real Estate Portfolio.............     261,389          10,171

    PBHG Insurance Series Funds

    Mid Cap Value Portfolio................     602,424          15,955
    Select Value Portfolio.................     282,077           8,939

    PIMCO Variable Insurance Trust

    Global Bond Portfolio..................     276,452          17,662
    Real Return Portfolio..................     857,583          91,748
    StocksPlus Growth and Income Portfolio.     829,319          48,322

                                 MONY AMERICA

                              Variable Account L

                   NOTES TO FINANCIAL STATEMENTS (continued)



5. Financial Highlights

For a unit outstanding throughout the period ended December 31, 2002:

                                               At December 31, 2002      For the period ended December 31, 2002
                                          ------------------------------ -----------------------------------
                                                                         Investment
                                                              Net Assets   Income                       Total
MONY Variable Universal Life               Units  Unit Values   (000s)     Ratio*     Expense Ratio** Return***
----------------------------              ------- ----------- ---------- ----------   --------------- ---------

Alger American Fund

Balanced Subaccount (1)..................  32,154   $ 9.11      $  293      1.70%(^)       0.35%(^)     (8.90)%
Mid Cap Subaccount (1)...................  25,451     7.83         199      0.00(^)        0.35%(^)    (21.70)

Enterprise Accumulation Trust

Equity Income Subaccount (1).............  19,719     8.80         173      1.99(^)        0.35%(^)    (12.00)
Growth and Income Subaccount (2).........  70,132     8.02         562      2.02(^)        0.35%(^)    (19.80)
Growth Subaccount (2).................... 144,475     8.04       1,161      0.67(^)        0.35%(^)    (19.60)
Global Socially Responsive Subaccount (3)   5,635     8.78          49      1.11(^)        0.35%(^)    (12.20)
Managed Subaccount (2)...................  51,947     8.42         438      1.67(^)        0.35%(^)    (15.80)
Multi-Cap Growth Subaccount (4)..........  17,257     7.04         122      0.00(^)        0.35%(^)    (29.60)
Small Company Growth Subaccount (2)......  74,685     8.00         598      0.00(^)        0.35%(^)    (20.00)
Small Company Value Subaccount (2)....... 138,327     9.46       1,309      0.61(^)        0.35%(^)     (5.40)
Total Return Subaccount (1)..............  46,324    10.66         494      3.49(^)        0.35%(^)      6.60

INVESCO Variable Investment Funds

Financial Services Subaccount (4)........   7,222     8.73          63      1.49(^)        0.35%(^)    (12.70)
Health Sciences Subaccount (4)...........  14,402     8.13         117      0.00(^)        0.35%(^)    (18.70)
Telecommunications Subaccount (1)........   4,150     6.18          26      0.00(^)        0.35%(^)    (38.20)

Janus Aspen Series

Capital Appreciation Subaccount (2)......  40,324     8.84         357      0.40(^)        0.35%(^)    (11.60)
Flexible Income Subaccount (4)...........  17,236    10.87         187      5.06(^)        0.35%(^)      8.70
International Growth Subaccount (1)......  35,612     8.01         285      1.05(^)        0.35%(^)    (19.90)

Lord Abbet Series Funds

Bond Debenture Subaccount (1)............  17,564    10.74         189      4.25(^)        0.35%(^)      7.40
Growth and Income Subaccount (1).........  46,301     8.51         394      1.40(^)        0.35%(^)    (14.90)
Mid-Cap Value Subaccount (4).............  44,015     9.39         414      1.43(^)        0.35%(^)     (6.10)

MFS Variable Insurance Trust

Mid Cap Growth Subaccount (4)............  32,344     6.51         210      0.00(^)        0.35%(^)    (34.90)
New Discovery Subaccount (1).............  20,466     7.46         153      0.00(^)        0.35%(^)    (25.40)
Total Return Subaccount (4)..............  61,114     9.62         588      0.49(^)        0.35%(^)     (3.80)
Utilities Subaccount (1).................   4,366     8.71          38      1.37(^)        0.35%(^)    (12.90)

MONY Series Fund, Inc.

Government Securities Subaccount (1).....  81,889    10.55         864      0.33(^)        0.35%(^)      5.50
Long Term Bond Subaccount (1)............  39,385    11.24         443      0.20(^)        0.35%(^)     12.40
Money Market Subaccount (1).............. 137,399    10.10       1,388      1.44(^)        0.35%(^)      1.00

                                 MONY AMERICA

                              Variable Account L

                   NOTES TO FINANCIAL STATEMENTS (continued)



                                                At December 31, 2002       For the year ended December 31, 2002
                                            ----------------------------- ------------------------------------
                                                                          Investment
                                                               Net Assets   Income                       Total
MONY Variable Universal Life                Units  Unit Values   (000s)     Ratio*     Expense Ratio** Return***
----------------------------                ------ ----------- ---------- ----------   --------------- ---------

The Universal Institutional Funds, Inc.

Emerging Markets Equity Subaccount (1)..... 11,791   $ 8.87       $105       0.00%(/\)      0.35%(/\)   (11.30)%
Global Value Equity Subaccount (5).........  9,235     8.48         78       3.03(/\)       0.35%(/\)   (15.20)
U.S. Real Estate Subaccount (1)............ 24,599     9.96        245       8.24(/\)       0.35%(/\)    (0.40)

PBHG Insurance

Mid Cap Value Subaccount (1)............... 63,899     8.79        562       0.00(/\)       0.35%(/\)   (12.10)
Select Value Subaccount (4)................ 29,564     8.00        236       1.81(/\)       0.35%(/\)   (20.00)

PIMCO Variable Insurance Trust

Global Bond Subaccount (4)................. 23,589    11.97        283       2.66(/\)       0.35%(/\)    19.70
Real Return Subaccount (4)................. 70,548    11.60        819       4.33(/\)       0.35%(/\)    16.00
StocksPlus Growth and Income Subaccount (4) 87,575     8.41        737       3.97(/\)       0.35%(/\)   (15.90)

----------
* This ratio represents the amount of dividend income, excluding distributions from net realized gains, received by the subaccount from the underlying fund, net of investment advisory fees assessed by the underlying fund's investment adviser and other expenses of the underlying fund, divided by the average net assets of the subaccount. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the net asset value per Unit. The recognition of dividend income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.
** This ratio represents the annual contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratio includes only those expenses that result in a direct reduction to net asset value per Unit. Charges made directly to contractholder accounts by redemption of Units and expenses of the respective underlying fund are excluded from this ratio.
***Represents the total return for the period indicated, including changes in the value of the underlying fund, and reflects deductions for all items included in the Expense Ratio. The Total Return does not include any expenses assessed through the redemption of Units; the Total Return would have been lower had such expenses been included in the calculation. Total returns for periods less than one year are not annualized.
(/\)Annualized
(1)For the period February 7, 2002 (commencement of operations) through December 31, 2002.
(2)For the period February 6, 2002 (commencement of operations) through December 31, 2002.
(3)For the period February 21, 2002 (commencement of operations) through December 31, 2002.
(4)For the period February 8, 2002 (commencement of operations) through December 31, 2002.
(5)For the period February 20, 2002 (commencement of operations) through December 31, 2002.

                     [THIS PAGE INTENTIONALLY LEFT BLANK]

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
MONY Life Insurance Company of America and the
Contractholders of MONY America Variable Account L -- MONY Survivorship
  Variable Universal Life

In our opinion, the accompanying statements of assets and liabilities and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of each of the MONY Survivorship Variable Universal Life's Subaccounts of MONY America Variable Account L at December 31, 2002, and the results of each of their operations, the changes in each of their net assets and the financial highlights for the periods presented, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of MONY Life Insurance Company of America's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of investments at December 31, 2002 by correspondence with the underlying funds' transfer agents, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
New York, New York
April 8, 2003

                                 MONY AMERICA

                              Variable Account L

                      STATEMENT OF ASSETS AND LIABILITIES

                               December 31, 2002

                                   MONY Survivorship Variable Universal Life
                                  --------------------------------------------
                                                        Enterprise Accumulation
                                   Alger American Fund          Trust
                                  --------------------  ----------------------
                                              Mid Cap     Equity    Growth and
                                   Balanced    Growth     Income      Income
                                  Subaccount Subaccount Subaccount  Subaccount
                                  ---------- ---------- ----------  ----------
              ASSETS
   Shares held in respective
     Funds.......................    1,021        412      1,563      10,333
                                   =======    =======     ======     =======
   Investments at cost...........  $11,794    $ 6,233     $7,311     $44,413
                                   =======    =======     ======     =======
   Investments in respective
     Funds, at net asset value...  $11,524    $ 5,135     $6,595     $40,816
   Amount due from respective
     Funds.......................        0          0         10           0
                                   -------    -------     ------     -------
          Total assets...........   11,524      5,135      6,605      40,816
                                   -------    -------     ------     -------
            LIABILITIES
   Amount due to MONY America....        3          1         12          12
                                   -------    -------     ------     -------
          Total liabilities......        3          1         12          12
                                   -------    -------     ------     -------
   Net assets....................  $11,521    $ 5,134     $6,593     $40,804
                                   =======    =======     ======     =======
   Net assets consist of:
     Contractholders' net
      payments...................  $11,789    $ 6,516     $7,350     $44,590
     Undistributed net
      investment income (loss)...       25        (12)        62         259
     Accumulated net realized
      gain (loss) on investments.      (23)      (272)      (103)       (448)
     Net unrealized depreciation
      of investments.............     (270)    (1,098)      (716)     (3,597)
                                   -------    -------     ------     -------
   Net assets....................  $11,521    $ 5,134     $6,593     $40,804
                                   =======    =======     ======     =======
   Number of units outstanding*..    1,271        697        787       5,383
                                   -------    -------     ------     -------
   Net asset value per unit
     outstanding*................  $  9.06    $  7.37     $ 8.38     $  7.58
                                   =======    =======     ======     =======

----------
* Units outstanding have been rounded for presentation purposes.
**Net asset value immediately prior to redemption.

                      See notes to financial statements.

                          MONY Survivorship Variable Universal Life
--------------------------------------------------------------------------------------------------
                                                                        INVESCO Variable Investment
                     Enterprise Accumulation Trust                              Funds
----------------------------------------------------------------------- --------------------------
                      Multi-Cap  Small Company Small Company   Total    Financial       Health
  Growth    Managed     Growth      Growth         Value       Return    Services      Sciences
Subaccount Subaccount Subaccount  Subaccount    Subaccount   Subaccount Subaccount    Subaccount
---------- ---------- ---------- ------------- ------------- ---------- ----------    ----------
  20,423      3,306        --         2,541         5,172       1,757        737            5
 =======    =======     =====       =======       =======     =======    =======        =====
 $83,846    $59,182     $  --       $17,922       $86,431     $17,603    $ 8,321        $  75
 =======    =======     =====       =======       =======     =======    =======        =====
 $81,284    $50,509     $  --       $15,197       $88,750     $17,903    $ 7,735        $  69
      10          0         0            10            10           0          0            0
 -------    -------     -----       -------       -------     -------    -------        -----
  81,294     50,509         0        15,207        88,760      17,903      7,735           69
 -------    -------     -----       -------       -------     -------    -------        -----
      35         16         0            14            37           5          3            0
 -------    -------     -----       -------       -------     -------    -------        -----
      35         16         0            14            37           5          3            0
 -------    -------     -----       -------       -------     -------    -------        -----
 $81,259    $50,493     $   0       $15,193       $88,723     $17,898    $ 7,732        $  69
 =======    =======     =====       =======       =======     =======    =======        =====
 $86,818    $59,193     $ 228       $18,125       $88,830     $16,957    $ 8,311        $ 202
      44        407        (2)          (31)          921         620         39           (2)
  (3,041)      (434)     (226)         (176)       (3,347)         21        (32)        (125)
  (2,562)    (8,673)        0        (2,725)        2,319         300       (586)          (6)
 -------    -------     -----       -------       -------     -------    -------        -----
 $81,259    $50,493     $   0       $15,193       $88,723     $17,898    $ 7,732        $  69
 =======    =======     =====       =======       =======     =======    =======        =====
  10,335      6,231         0         1,909         9,750       1,688        859            8
 -------    -------     -----       -------       -------     -------    -------        -----
   $7.86    $  8.10     $7.02**     $  7.96       $  9.10     $ 10.60    $  9.01        $8.23
 =======    =======     =====       =======       =======     =======    =======        =====

                                 MONY AMERICA

                              Variable Account L

                STATEMENT OF ASSETS AND LIABILITIES (continued)

                               December 31, 2002

                                                           MONY Survivorship Variable Universal Life
                                                           ----------------------------------------
                                                                    Janus Aspen Series
                                                           ----------------------------------------

                                                             Capital       Flexible   International
                                                           Appreciation     Income       Growth
                                                            Subaccount    Subaccount   Subaccount
-                                                          ------------   ----------  -------------
                          ASSETS
Shares held in respective Funds...........................     2,197         1,113         2,761
                                                             =======       =======       =======
Investments at cost.......................................   $39,126       $14,146       $53,736
                                                             =======       =======       =======
Investments in respective Funds, at net asset value.......   $37,876       $14,269       $47,427
Amount due from respective Funds..........................         0             0             9
                                                             -------       -------       -------
       Total assets.......................................    37,876        14,269        47,436
                                                             -------       -------       -------
                       LIABILITIES
Amount due to MONY America................................        12             4            24
                                                             -------       -------       -------
       Total liabilities..................................        12             4            24
                                                             -------       -------       -------
Net assets                                                   $37,864       $14,265       $47,412
                                                             =======       =======       =======
Net assets consist of:
 Contractholders' net payments............................   $39,162       $13,894       $53,700
 Undistributed net investment income (loss)...............         4           233           164
 Accumulated net realized gain (loss) on investments......       (52)           15          (143)
 Net unrealized appreciation (depreciation) of investments    (1,250)          123        (6,309)
                                                             -------       -------       -------
Net assets................................................   $37,864       $14,265       $47,412
                                                             =======       =======       =======
Number of units outstanding*..............................     4,248         1,313         5,936
                                                             -------       -------       -------
Net asset value per unit outstanding*.....................   $  8.91       $ 10.86       $  7.99
                                                             =======       =======       =======

----------
* Units outstanding have been rounded for presentation purposes.

                      See notes to financial statements.

                                  MONY Survivorship Variable Universal Life
-------------------------------------------------------------------------------------------------------------

    Lord Abbett Series Fund             MFS Variable Insurance Trust              MONY Series Fund, Inc.
-------------------------------  ------------------------------------------  --------------------------------

   Bond    Growth and  Mid-Cap    Mid Cap      New       Total               Government Long Term    Money
Debenture    Income     Value      Growth   Discovery    Return   Utilities  Securities    Bond      Market
Subaccount Subaccount Subaccount Subaccount Subaccount Subaccount Subaccount Subaccount Subaccount Subaccount
---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
     609      2,525        492      2,229        391        719        479      4,452      2,568     49,773
  ======    =======     ======    =======     ======    =======     ======    =======    =======    =======
  $6,372    $48,530     $6,659    $10,855     $4,616    $12,527     $5,856    $51,493    $33,872    $49,773
  ======    =======     ======    =======     ======    =======     ======    =======    =======    =======
  $6,438    $47,545     $6,815    $10,051     $4,078    $12,325     $5,759    $52,621    $37,307    $49,773
       0          0          0          0          0          0          0          0          0        614
  ------    -------     ------    -------     ------    -------     ------    -------    -------    -------
  ------    -------     ------    -------     ------    -------     ------    -------    -------    -------
   6,438     47,545      6,815     10,051      4,078     12,325      5,759     52,621     37,307     50,387
  ------    -------     ------    -------     ------    -------     ------    -------    -------    -------
  ------    -------     ------    -------     ------    -------     ------    -------    -------    -------
       2         15          2          3          1          4          2         16         11        630
  ------    -------     ------    -------     ------    -------     ------    -------    -------    -------
       2         15          2          3          1          4          2         16         11        630
  ------    -------     ------    -------     ------    -------     ------    -------    -------    -------
  $6,436    $47,530     $6,813    $10,048     $4,077    $12,321     $5,757    $52,605    $37,296    $49,757
  ======    =======     ======    =======     ======    =======     ======    =======    =======    =======
  $6,238    $48,467     $6,835    $11,308     $4,644    $12,574     $6,076    $51,466    $33,741    $49,364
     133        222         29        (18)        (7)        73         10        (42)       (68)       393
      (1)      (174)      (207)      (438)       (22)      (124)      (232)        53        188          0
      66       (985)       156       (804)      (538)      (202)       (97)     1,128      3,435          0
  ------    -------     ------    -------     ------    -------     ------    -------    -------    -------
  $6,436    $47,530     $6,813    $10,048     $4,077    $12,321     $5,757    $52,605    $37,296    $49,757
  ======    =======     ======    =======     ======    =======     ======    =======    =======    =======
     625      5,939        810      1,556        549      1,311        690      4,985      3,276      4,930
  ------    -------     ------    -------     ------    -------     ------    -------    -------    -------
  $10.30    $  8.00     $ 8.42    $  6.46     $ 7.44    $  9.40     $ 8.35    $ 10.55    $ 11.38    $ 10.09
  ======    =======     ======    =======     ======    =======     ======    =======    =======    =======

                                 MONY AMERICA

                              Variable Account L

                STATEMENT OF ASSETS AND LIABILITIES (continued)

                               December 31, 2002

                                                           MONY Survivorship Variable
                                                              Universal Life
                                                           -------------------------
                                                           The Universal Institutional
                                                                Funds, Inc.
                                                           --------------------------
                                                            Emerging
                                                            Markets       U.S. Real
                                                             Equity         Estate
                                                           Subaccount     Subaccount
                                                           ----------     ----------
                          ASSETS
Shares held in respective Funds...........................      545            924
                                                             ======        =======
Investments at cost.......................................   $3,888        $11,025
                                                             ======        =======
Investments in respective Funds, at net asset value.......   $3,294        $10,470
Amount due from respective Funds..........................        0              0
                                                             ------        -------
       Total assets.......................................    3,294         10,470
                                                             ======        =======
                       LIABILITIES
Amount due to MONY America................................        1              3
                                                             ------        -------
       Total liabilities..................................        1              3
                                                             ------        -------
Net assets................................................   $3,293        $10,467
                                                             ======        =======
Net assets consist of:
 Contractholders' net payments............................   $3,898        $10,536
 Undistributed net investment income......................       (6)           521
 Accumulated net realized gain (loss) on investments......       (5)           (35)
 Net unrealized appreciation (depreciation) of investments     (594)          (555)
                                                             ------        -------
Net assets................................................   $3,293        $10,467
                                                             ======        =======
Number of units outstanding*..............................      395          1,128
                                                             ------        -------
Net asset value per unit outstanding*.....................   $ 8.35        $  9.28
                                                             ======        =======

----------
* Units outstanding have been rounded for presentation purposes.

                      See notes to financial statements.

                            MONY Survivorship Variable
                                 Universal Life
    ----------------------------------------------------------------------------
    PBHG Insurance Series Fund      PIMCO Variable Insurance Trust
    -------------------------  ---------------------------------------
     Mid-Cap        Select       Global                  StocksPlus
      Value         Value         Bond    Real Return Growth and Income
    Subaccount    Subaccount   Subaccount Subaccount     Subaccount       Total
    ----------    ----------   ---------- ----------- ----------------- --------
       2,698           465        1,823       5,385          3,340
     =======        ======      =======     =======        =======      ========
     $32,670        $6,251      $19,070     $62,864        $27,178      $843,638
     =======        ======      =======     =======        =======      ========
     $29,408        $5,585      $21,315     $64,081        $24,218      $816,172
           0             0            0           0              0           663
     -------        ------      -------     -------        -------      --------
      29,408         5,585       21,315      64,081         24,218       816,835
     =======        ======      =======     =======        =======      ========
           9             2            6          19              8           912
     -------        ------      -------     -------        -------      --------
           9             2            6          19              8           912
     -------        ------      -------     -------        -------      --------
     $29,399        $5,583      $21,309     $64,062        $24,210      $815,923
     =======        ======      =======     =======        =======      ========
     $33,086        $6,457      $18,501     $61,861        $26,844      $847,561
         (59)           48          383         906            466         5,715
        (366)         (256)         180          78           (140)       (9,887)
      (3,262)         (666)       2,245       1,217         (2,960)      (27,466)
     -------        ------      -------     -------        -------      --------
     $29,399        $5,583      $21,309     $64,062        $24,210      $815,923
     =======        ======      =======     =======        =======      ========
       3,496           718        1,773       5,550          2,831
     -------        ------      -------     -------        -------
     $  8.41        $ 7.77      $ 12.02     $ 11.54        $  8.55
     =======        ======      =======     =======        =======

                                 MONY AMERICA

                              Variable Account L

                            STATEMENT OF OPERATIONS

                                                       MONY Survivorship Variable Universal Life
                               ----------------------------------------------------------------------------------------

                                    Alger American Fund                     Enterprise Accumulation Trust
                               ----------------------------  ----------------------------------------------------------
                                                 Mid Cap         Equity       Growth and
                                  Balanced        Growth         Income         Income         Growth        Managed
                                 Subaccount     Subaccount     Subaccount     Subaccount     Subaccount     Subaccount
                               -------------- -------------- -------------- -------------- -------------- --------------
                               For the period For the period For the period For the period For the period For the period
                                February 26,    April 12,     February 25,     March 1,     February 25,     April 3,
                                   2002**         2002**         2002**         2002**         2002**         2002**
                                  through        through        through        through        through        through
                                December 31,   December 31,   December 31,   December 31,   December 31,   December 31,
                                    2002           2002           2002           2002           2002           2002
                               -------------- -------------- -------------- -------------- -------------- --------------
Dividend income...............     $  39         $     0         $  75         $   330        $   177        $   527
Distribution from net
  realized gains..............         0               0             0               0              0              0
Mortality and expense risk
  charges.....................       (14)            (12)          (13)            (71)          (133)          (120)
                                   -----         -------         -----         -------        -------        -------
Net investment income (loss)..        25             (12)           62             259             44            407
                                   -----         -------         -----         -------        -------        -------
Realized and unrealized gain
  (loss) on investments:
  Net realized gain (loss) on
   investments................       (23)           (272)         (103)           (448)        (3,041)          (434)
  Net change in unrealized
   appreciation
   (depreciation) of
   investments................      (270)         (1,098)         (716)         (3,597)        (2,562)        (8,673)
                                   -----         -------         -----         -------        -------        -------
Net realized and unrealized
  gain (loss) on investments..      (293)         (1,370)         (819)         (4,045)        (5,603)        (9,107)
                                   -----         -------         -----         -------        -------        -------
Net increase (decrease) in
  net assets resulting from
  operations..................     $(268)        $(1,382)        $(757)        $(3,786)       $(5,559)       $(8,700)
                                   =====         =======         =====         =======        =======        =======

----------
** Commencement of operations

                      See notes to financial statements.

                                              MONY Survivorship Variable Universal Life
-----------------------------------------------------------------------------------------
                                                                  INVESCO Variable
               Enterprise Accumulation Trust                      Investment Funds
----------------------------------------------------------  ----------------------------
  Multi-Cap    Small Company  Small Company                   Financial        Health
    Growth         Growth         Value       Total Return     Services       Sciences
  Subaccount     Subaccount     Subaccount     Subaccount     Subaccount     Subaccount
-------------- -------------- -------------- -------------- -------------- --------------
For the period For the period For the period For the period For the period For the period
  April 12,     February 25,   February 25,    April 12,       June 25,      April 12,
    2002**         2002**         2002**         2002**         2002**         2002**
   through        through        through        through        through        through
 December 31,   December 31,   December 31,   December 31,   December 31,   December 31,
     2002           2002           2002           2002           2002           2002
-------------- -------------- -------------- -------------- -------------- --------------
    $   0         $     0        $   121          $382          $  51          $   0
        0               0            911           276              0              0
       (2)            (31)          (111)          (38)           (12)            (2)
    -----         -------        -------          ----          -----          -----
       (2)            (31)           921           620             39             (2)
    -----         -------        -------          ----          -----          -----


     (226)           (176)        (3,347)           21            (32)          (125)

        0          (2,725)         2,319           300           (586)            (6)
    -----         -------        -------          ----          -----          -----

     (226)         (2,901)        (1,028)          321           (618)          (131)
    -----         -------        -------          ----          -----          -----

    $(228)        $(2,932)       $  (107)         $941          $(579)         $(133)
    =====         =======        =======          ====          =====          =====

--------------------------------------------

             Janus Aspen Series
-------------------------------------------
   Capital        Flexible    International
 Appreciation      Income         Growth
  Subaccount     Subaccount     Subaccount
-------------- -------------- --------------
For the period For the period For the period
   May 10,        May 16,      February 25,
    2002**         2002**         2002**
   through        through        through
 December 31,   December 31,   December 31,
     2002           2002           2002
-------------- -------------- --------------
   $    56          $249         $   244
         0             0               0
       (52)          (16)            (80)
   -------          ----         -------
         4           233             164
   -------          ----         -------


       (52)           15            (143)

    (1,250)          123          (6,309)
   -------          ----         -------

    (1,302)          138          (6,452)
   -------          ----         -------

   $(1,298)         $371         $(6,288)
   =======          ====         =======

                                 MONY AMERICA

                              Variable Account L

                      STATEMENT OF OPERATIONS (continued)

                                  MONY Survivorship Variable Universal Life
                                 -------------------------------------------

                                           Lord Abbett Series Fund
                                 -------------------------------------------
                                      Bond        Growth and      Mid-Cap
                                   Debenture        Income         Value
                                   Subaccount     Subaccount     Subaccount
                                 -------------- -------------- --------------
                                 For the period For the period For the period
                                    May 16,        March 1       April 12,
                                     2002**         2002**         2002**
                                    through        through        through
                                  December 31,   December 31,   December 31,
                                      2002           2002           2002
                                 -------------- -------------- --------------
  Dividend income...............      $129         $   274         $  38
  Distribution from net
    realized gains..............        15               6             0
  Mortality and expense risk
    charges.....................       (11)            (58)           (9)
                                      ----         -------         -----
  Net investment income (loss)..       133             222            29
                                      ----         -------         -----
  Realized and unrealized gain
    (loss) on investments:
    Net realized gain (loss) on
     investments................        (1)           (174)         (207)
    Net change in unrealized
     appreciation
     (depreciation) of
     investments................        66            (985)          156
                                      ----         -------         -----
  Net realized and unrealized
    gain (loss) on investments..        65          (1,159)          (51)
                                      ----         -------         -----
  Net increase (decrease) in
    net assets resulting
    from operations.............      $198         $  (937)        $ (22)
                                      ====         =======         =====

----------
** Commencement of operations

                      See notes to financial statements.

                                              MONY Survivorship Variable Universal Life
--------------------------------------------------------------------------------------------------------

               MFS Variable Insurance Trust                            MONY Series Fund, Inc.
----------------------------------------------------------  -------------------------------------------
   Mid Cap          New                                       Government     Long Term        Money
    Growth       Discovery     Total Return    Utilities      Securities        Bond          Market
  Subaccount     Subaccount     Subaccount     Subaccount     Subaccount     Subaccount     Subaccount
-------------- -------------- -------------- -------------- -------------- -------------- --------------
For the period For the period For the period For the period For the period For the period For the period
 February 26,   February 26,   February 26,    April 12,       March 1,       April 4,       March 7,
    2002**         2002**         2002**         2002**         2002**         2002**         2002**
   through        through        through        through        through        through        through
 December 31,   December 31,   December 31,   December 31,   December 31,   December 31,   December 31,
     2002           2002           2002           2002           2002           2002           2002
-------------- -------------- -------------- -------------- -------------- -------------- --------------
   $     0         $   0          $  53          $  22          $   32         $    0         $ 515
         0             0             42              0               0              0             0
       (18)           (7)           (22)           (12)            (74)           (68)         (122)
   -------         -----          -----          -----          ------         ------         -----
       (18)           (7)            73             10             (42)           (68)          393
   -------         -----          -----          -----          ------         ------         -----
      (438)          (22)          (124)          (232)             53            188             0

      (804)         (538)          (202)           (97)          1,128          3,435             0
   -------         -----          -----          -----          ------         ------         -----

    (1,242)         (560)          (326)          (329)          1,181          3,623             0
   -------         -----          -----          -----          ------         ------         -----

   $(1,260)        $(567)         $(253)         $(319)         $1,139         $3,555         $ 393
   =======         =====          =====          =====          ======         ======         =====

-----------------------------
 The Universal Institutional
         Funds, Inc.
----------------------------
   Emerging      U.S. Real
Markets Equity     Estate
  Subaccount     Subaccount
-------------- --------------
For the period For the period
   June 7,        May 16,
    2002**          2002
   through        through
 December 31,   December 31,
     2002           2002
-------------- --------------
    $  --          $ 331
        0            202
       (6)           (12)
    -----          -----
       (6)           521
    -----          -----
       (5)           (35)

     (594)          (555)
    -----          -----

     (599)          (590)
    -----          -----

    $(605)         $ (69)
    =====          =====

                                 MONY AMERICA

                              Variable Account L

                      STATEMENT OF OPERATIONS (continued)



                                                               MONY Survivorship Variable Universal Life
                               -----------------------------------------------------------------------------------------------
                                          PBHG Insurance
                                           Series Funds                           PIMCO Variable Insurance Trust
                               ------------------------------------  --------------------------------------------------------
                                                                                                                StocksPlus
                                 Mid-Cap Value      Select Value         Global Bond         Real Return     Growth and Income
                                  Subaccount         Subaccount          Subaccount          Subaccount         Subaccount
                               ----------------- ------------------- ------------------- ------------------- -----------------
                                For the period     For the period      For the period      For the period     For the period
                                 May 6, 2002**   February 26, 2002** February 26, 2002** February 26, 2002**  May 10, 2002**
                                    through            through             through             through            through
                               December 31, 2002  December 31, 2002   December 31, 2002   December 31, 2002  December 31, 2002
                               ----------------- ------------------- ------------------- ------------------- -----------------
Dividend income...............      $     0             $  60              $  338              $  855             $   514
Distribution from net
  realized gains..............            0                 0                  89                 124                   0
Mortality and expense risk
  charges ....................          (59)              (12)                (44)                (73)                (48)
                                    -------             -----              ------              ------             -------
Net investment income (loss)..          (59)               48                 383                 906                 466
                                    -------             -----              ------              ------             -------
Realized and unrealized gain
  (loss) on investments:
  Net realized gain (loss) on
   investments................         (366)             (256)                180                  78                (140)
  Net change in unrealized
   appreciation
   (depreciation) of
   investments................       (3,262)             (666)              2,245               1,217              (2,960)
                                    -------             -----              ------              ------             -------
Net realized and unrealized
  gain (loss) on investments..       (3,628)             (922)              2,425               1,295              (3,100)
                                    -------             -----              ------              ------             -------
Net increase (decrease) in
  net assets resulting from
  operations..................      $(3,687)            $(874)             $2,808              $2,201             $(2,634)
                                    =======             =====              ======              ======             =======

                               ---------










                                 Total
                               --------
Dividend income............... $  5,412
Distribution from net
  realized gains..............    1,665
Mortality and expense risk
  charges ....................   (1,362)
                               --------
Net investment income (loss)..    5,715
                               --------
Realized and unrealized gain
  (loss) on investments:
  Net realized gain (loss) on
   investments................   (9,887)
  Net change in unrealized
   appreciation
   (depreciation) of
   investments................  (27,466)
                               --------
Net realized and unrealized
  gain (loss) on investments..  (37,353)
                               --------
Net increase (decrease) in
  net assets resulting from
  operations.................. $(31,638)
                               ========

----------
** Commencement of operations

                      See notes to financial statements.

                     [THIS PAGE INTENTIONALLY LEFT BLANK]

                                 MONY AMERICA

                              Variable Account L

                      STATEMENT OF CHANGES IN NET ASSETS

                                                             MONY Survivorship Variable Universal Life
                                              -----------------------------------------------------------------------

                                                      Alger American Fund             Enterprise Accumulation Trust
                                              -----------------------------------  ----------------------------------
                                                                      Mid Cap            Equity          Growth and
                                                   Balanced            Growth            Income            Income
                                                  Subaccount         Subaccount        Subaccount        Subaccount
                                              ------------------- ---------------- ------------------- ---------------
                                                For the period     For the period    For the period    For the period
                                              February 26, 2002** April 12, 2002** February 25, 2002** March 1, 2002**
                                                    through           through            through           through
                                                 December 31,       December 31,      December 31,      December 31,
                                                     2002               2002              2002              2002
                                              ------------------- ---------------- ------------------- ---------------
From operations:
 Net investment income (loss)................       $    25           $   (12)           $   62            $   259
 Net realized gain (loss) on investments.....           (23)             (272)             (103)              (448)
 Net change in unrealized appreciation
   (depreciation) of investments.............          (270)           (1,098)             (716)            (3,597)
                                                    -------           -------            ------            -------
Net increase (decrease) in net assets
 resulting from operations...................          (268)           (1,382)             (757)            (3,786)
                                                    -------           -------            ------            -------
From unit transactions:
 Net proceeds from the issuance of units.....        12,565             8,143             8,023             46,984
 Net asset value of units redeemed or used
   to meet contract obligations..............          (776)           (1,627)             (673)            (2,394)
                                                    -------           -------            ------            -------
Net increase from unit transactions..........        11,789             6,516             7,350             44,590
                                                    -------           -------            ------            -------
Net increase in net assets...................        11,521             5,134             6,593             40,804
Net assets beginning of period...............             0                 0                 0                  0
                                                    -------           -------            ------            -------
Net assets end of period*....................       $11,521           $ 5,134            $6,593            $40,804
                                                    =======           =======            ======            =======
Unit transactions:
Units outstanding beginning of period........             0                 0                 0                  0
Units issued during the period...............         1,353               871               864              5,672
Units redeemed during the period.............           (82)             (174)              (77)              (289)
                                                    -------           -------            ------            -------
Units outstanding end of period..............         1,271               697               787              5,383
                                                    =======           =======            ======            =======
----------
*  Includes undistributed net investment
   income (loss) of:                                $    25           $   (12)           $   62            $   259
                                                    =======           =======            ======            =======

** Commencement of operations

                      See notes to financial statements.

                                          MONY Survivorship Variable Universal Life
----------------------------------------------------------------------------------------------------------------------------
                                                                                                                  INVESCO
                                                                                                                 Variable
                                                                                                                Investment
                                        Enterprise Accumulation Trust                                              Funds
------------------------------------------------------------------------------------------------------------  ---------------
                                       Multi-Cap        Small Company       Small Company         Total          Financial
      Growth            Managed          Growth            Growth               Value             Return         Services
    Subaccount        Subaccount       Subaccount        Subaccount          Subaccount         Subaccount      Subaccount
------------------- --------------- ---------------- ------------------- ------------------- ---------------- ---------------
  For the period    For the period   For the period    For the period      For the period     For the period  For the period
February 25, 2002** April 3, 2002** April 12, 2002** February 25, 2002** February 25, 2002** April 12, 2002** June 25, 2002**
      through           through         through            through             through           through          through
   December 31,      December 31,     December 31,      December 31,        December 31,       December 31,    December 31,
       2002              2002             2002              2002                2002               2002            2002
------------------- --------------- ---------------- ------------------- ------------------- ---------------- ---------------
     $     44           $   407          $  (2)            $   (31)           $    921           $   620          $   39
       (3,041)             (434)          (226)               (176)             (3,347)               21             (32)

       (2,562)           (8,673)             0              (2,725)              2,319               300            (586)
     --------           -------          -----             -------            --------           -------          ------
       (5,559)           (8,700)          (228)             (2,932)               (107)              941            (579)
     --------           -------          -----             -------            --------           -------          ------
      121,302            61,815            228              18,876             121,829            18,665           8,605

      (34,484)           (2,622)             0                (751)            (32,999)           (1,708)           (294)
     --------           -------          -----             -------            --------           -------          ------
       86,818            59,193            228              18,125              88,830            16,957           8,311
     --------           -------          -----             -------            --------           -------          ------
       81,259            50,493              0              15,193              88,723            17,898           7,732
            0                 0              0                   0                   0                 0               0
     --------           -------          -----             -------            --------           -------          ------
     $ 81,259           $50,493          $   0             $15,193            $ 88,723           $17,898          $7,732
     ========           =======          =====             =======            ========           =======          ======
            0                 0              0                   0                   0                 0               0
       14,440             6,507            139               2,015              13,372             1,858             891
       (4,105)             (276)          (139)               (106)             (3,622)             (170)            (32)
     --------           -------          -----             -------            --------           -------          ------
       10,335             6,231              0               1,909               9,750             1,688             859
     ========           =======          =====             =======            ========           =======          ======

     $     44           $   407          $  (2)            $   (31)           $    921           $   620          $   39
     ========           =======          =====             =======            ========           =======          ======

                                 MONY AMERICA

                              Variable Account L

                STATEMENT OF CHANGES IN NET ASSETS (continued)

                                                          MONY Survivorship Variable Universal Life
                                              -----------------------------------------------------------------
                                                  INVESCO
                                                  Variable
                                                 Investment
                                                   Funds                      Janus Aspen Series
                                              ---------------- ------------------------------------------------
                                                   Health         Capital        Flexible       International
                                                  Sciences      Appreciation      Income           Growth
                                                 Subaccount      Subaccount     Subaccount       Subaccount
                                              ---------------- -------------- -------------- -------------------
                                               For the period  For the period For the period   For the period
                                              April 12, 2002** May 10, 2002** May 16, 2002** February 25, 2002**
                                                  through         through        through           through
                                                December 31,    December 31,   December 31,     December 31,
                                                    2002            2002           2002             2002
                                              ---------------- -------------- -------------- -------------------
From operations:
 Net investment income (loss)................     $    (2)        $     4        $   233           $   164
 Net realized gain (loss) on investments.....        (125)            (52)            15              (143)
 Net change in unrealized appreciation
   (depreciation) of investments.............          (6)         (1,250)           123            (6,309)
                                                  -------         -------        -------           -------
Net increase (decrease) in net assets
 resulting from operations...................        (133)         (1,298)           371            (6,288)
                                                  -------         -------        -------           -------
From unit transactions:
 Net proceeds from the issuance of units.....       3,384          39,751         14,512            55,221
 Net asset value of units redeemed or used
   to meet contract obligations..............      (3,182)           (589)          (618)           (1,521)
                                                  -------         -------        -------           -------
Net increase from unit transactions..........         202          39,162         13,894            53,700
                                                  -------         -------        -------           -------
Net increase in net assets...................          69          37,864         14,265            47,412
Net assets beginning of period...............           0               0              0                 0
                                                  -------         -------        -------           -------
Net assets end of period*....................     $    69         $37,864        $14,265           $47,412
                                                  =======         =======        =======           =======
Unit transactions:
Units outstanding beginning of period........           0               0              0                 0
Units issued during the period...............         134           4,312          1,371             6,116
Units redeemed during the period.............        (126)            (64)           (58)             (180)
                                                  -------         -------        -------           -------
Units outstanding end of period..............           8           4,248          1,313             5,936
                                                  =======         =======        =======           =======
----------
*  Includes undistributed net investment
   income (loss) of:                              $    (2)        $     4        $   233           $   164
                                                  =======         =======        =======           =======

** Commencement of operations

                      See notes to financial statements.

                                         MONY Survivorship Variable Universal Life
---------------------------------------------------------------------------------------------------------------------------

                                                                                MFS Variable
            Lord Abbett Series Fund                                           Insurance Trust
----------------------------------------------  ---------------------------------------------------------------------------
     Bond        Growth and        Mid-Cap            Mid Cap               New                Total
  Debenture        Income           Value             Growth             Discovery            Return           Utilities
  Subaccount     Subaccount       Subaccount        Subaccount          Subaccount          Subaccount         Subaccount
-------------- --------------- ---------------- ------------------- ------------------- ------------------- ----------------
For the period For the period   For the period    For the period      For the period      For the period     For the period
May 16, 2002** March 1, 2002** April 12, 2002** February 26, 2002** February 26, 2002** February 26, 2002** April 12, 2002**
   through         through         through            through             through             through           through
 December 31,   December 31,     December 31,      December 31,        December 31,        December 31,       December 31,
     2002           2002             2002              2002                2002                2002               2002
-------------- --------------- ---------------- ------------------- ------------------- ------------------- ----------------
    $  133         $   222         $    29            $   (18)            $   (7)             $    73           $    10
        (1)           (174)           (207)              (438)               (22)                (124)             (232)

        66            (985)            156               (804)              (538)                (202)              (97)
    ------         -------         -------            -------             ------              -------           -------
       198            (937)            (22)            (1,260)              (567)                (253)             (319)
    ------         -------         -------            -------             ------              -------           -------
     6,566          49,232           8,303             12,414              5,053               14,368             7,582

      (328)           (765)         (1,468)            (1,106)              (409)              (1,794)           (1,506)
    ------         -------         -------            -------             ------              -------           -------
     6,238          48,467           6,835             11,308              4,644               12,574             6,076
    ------         -------         -------            -------             ------              -------           -------
     6,436          47,530           6,813             10,048              4,077               12,321             5,757
         0               0               0                  0                  0                    0                 0
    ------         -------         -------            -------             ------              -------           -------
    $6,436         $47,530         $ 6,813            $10,048             $4,077              $12,321           $ 5,757
    ======         =======         =======            =======             ======              =======           =======
         0               0               0                  0                  0                    0                 0
       658           6,033             984              1,717                596                1,498               861
       (33)            (94)           (174)              (161)               (47)                (187)             (171)
    ------         -------         -------            -------             ------              -------           -------
       625           5,939             810              1,556                549                1,311               690
    ======         =======         =======            =======             ======              =======           =======

    $  133         $   222         $    29            $   (18)            $   (7)             $    73           $    10
    ======         =======         =======            =======             ======              =======           =======

                                 MONY AMERICA

                              Variable Account L

                STATEMENT OF CHANGES IN NET ASSETS (continued)

                                                        MONY Survivorship Variable Universal Life
                                              -------------------------------------------------------------
                                                                                              The Universal
                                                                                              Institutional
                                                          MONY Series Fund, Inc.               Funds, Inc.
                                              ----------------------------------------------  --------------
                                                Government       Long Term         Money         Emerging
                                                Securities         Bond           Market      Markets Equity
                                                Subaccount      Subaccount      Subaccount      Subaccount
                                              --------------- --------------- --------------- --------------
                                              For the period  For the period  For the period  For the period
                                              March 1, 2002** April 4, 2002** March 7, 2002** June 7, 2002**
                                                  through         through         through        through
                                               December 31,    December 31,    December 31,    December 31,
                                                   2002            2002            2002            2002
-                                             --------------- --------------- --------------- --------------
From operations:
 Net investment income (loss)................     $   (42)        $   (68)       $    393         $   (6)
 Net realized gain (loss) on investments.....          53             188               0             (5)
 Net change in unrealized appreciation
   (depreciation) of investments.............       1,128           3,435               0           (594)
                                                  -------         -------        --------         ------
Net increase (decrease) in net assets
 resulting from operations...................       1,139           3,555             393           (605)
                                                  -------         -------        --------         ------
From unit transactions:
 Net proceeds from the issuance of units.....      53,758          36,213          86,139          3,969
 Net asset value of units redeemed or used
   to meet contract obligations..............      (2,292)         (2,472)        (36,775)           (71)
                                                  -------         -------        --------         ------
Net increase from unit transactions..........      51,466          33,741          49,364          3,898
                                                  -------         -------        --------         ------
Net increase in net assets...................      52,605          37,296          49,757          3,293
Net assets beginning of period...............           0               0               0              0
                                                  -------         -------        --------         ------
Net assets end of period*....................     $52,605         $37,296        $ 49,757         $3,293
                                                  =======         =======        ========         ======
Unit transactions:
Units outstanding beginning of period........           0               0               0              0
Units issued during the period...............       5,207           3,516           8,705            403
Units redeemed during the period.............        (222)           (240)         (3,775)            (8)
                                                  -------         -------        --------         ------
Units outstanding end of period..............       4,985           3,276           4,930            395
                                                  =======         =======        ========         ======
----------
*  Includes undistributed net investment
   income (loss) of:                              $   (42)        $   (68)       $    393         $   (6)
                                                  =======         =======        ========         ======

** Commencement of operations

                      See notes to financial statements.

                                      MONY Survivorship Variable Universal Life
---------------------------------------------------------------------------------------------------------------------
The Universal
Institutional
 Funds, Inc.      PBHG Insurance Series Funds                  PIMCO Variable Insurance Trust
-------------- ---------------------------------  --------------------------------------------------------
  U.S. Real       Mid-Cap           Select              Global            Real Return        StocksPlus
    Estate         Value             Value               Bond                Bond         Growth and Income
  Subaccount     Subaccount       Subaccount          Subaccount          Subaccount         Subaccount
-------------- -------------- ------------------- ------------------- ------------------- -----------------
For the period For the period   For the period      For the period      For the period     For the period
May 16, 2002** May 6, 2002**  February 26, 2002** February 26, 2002** February 26, 2002**  May 10, 2002**
   through        through           through             through             through            through
 December 31,   December 31,     December 31,        December 31,        December 31,       December 31,
     2002           2002             2002                2002                2002               2002          Total
-------------- -------------- ------------------- ------------------- ------------------- ----------------- ---------
   $   521        $   (59)          $    48             $   383             $   906            $   466      $   5,715
       (35)          (366)             (256)                180                  78               (140)        (9,887)
      (555)        (3,262)             (666)              2,245               1,217             (2,960)       (27,466)
   -------        -------           -------             -------             -------            -------      ---------
       (69)        (3,687)             (874)              2,808               2,201             (2,634)       (31,638)
   -------        -------           -------             -------             -------            -------      ---------
    10,908         35,272             8,328              20,682              63,630             27,665        989,985
      (372)        (2,186)           (1,871)             (2,181)             (1,769)              (821)      (142,424)
   -------        -------           -------             -------             -------            -------      ---------
    10,536         33,086             6,457              18,501              61,861             26,844        847,561
   -------        -------           -------             -------             -------            -------      ---------
    10,467         29,399             5,583              21,309              64,062             24,210        815,923
         0              0                 0                   0                   0                  0              0
   -------        -------           -------             -------             -------            -------      ---------
   $10,467        $29,399           $ 5,583             $21,309             $64,062            $24,210      $ 815,923
   =======        =======           =======             =======             =======            =======      =========
         0              0                 0                   0                   0                  0
     1,168          3,727               926               1,982               5,711              2,926
       (40)          (231)             (208)               (209)               (161)               (95)
   -------        -------           -------             -------             -------            -------
     1,128          3,496               718               1,773               5,550              2,831
   =======        =======           =======             =======             =======            =======

   $   521        $   (59)          $    48             $   383             $   906            $   466      $   5,715
   =======        =======           =======             =======             =======            =======      =========

                                 MONY AMERICA

                              Variable Account L

                         NOTES TO FINANCIAL STATEMENTS



1. Organization and Business

MONY America Variable Account L (the "Variable Account") is a separate investment account established on February 19, 1985 by MONY Life Insurance Company of America ("MONY America"), under the laws of the State of Arizona.

The Variable Account operates as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). The Variable Account holds assets that are segregated from all of MONY America's other assets and, at present, is used to support Flexible Premium Variable Life Insurance policies, which include Variable Life (Strategist), Variable Universal Life (MONY Equity Master, MONY Custom Equity Master, MONY Custom Estate Master and MONY Variable Universal
Life), Corporate Sponsored Variable Universal Life, and Survivorship Variable Universal Life Insurance Policies. These policies are issued by MONY America, which is a wholly-owned subsidiary of MONY Life Insurance Company ("MONY"). For presentation purposes, the information related only to the Survivorship Variable Universal Life Insurance policies (MONYSurvivorship Variable Universal
Life) is presented here.

There are thirty-five MONY Survivorship Variable Universal Life subaccounts available within the Variable Account, each of which invests only in a corresponding portfolio of the MONY Series Fund, Inc. (the "Fund"), the Enterprise Accumulation Trust ("Enterprise"), Alger American Fund, Invesco Variable Investment Funds, Lord Abbett Series Fund, MFS Variable Insurance Trust, PIMCO Variable Insurance Trust, PBHG Insurance Series Funds, The Universal Institutional Funds, Inc. or Janus Aspen Series (collectively, the "Funds"). The Funds are registered under the 1940 Act as open-end, diversified, management investment companies. The Fund and Enterprise are affiliated with MONY.

These financial statements should be read in conjunction with the financial statements and footnotes of the Funds, which were distributed by MONY America to the policyholders.

2. Significant Accounting Policies

The preparation of financial statements in accordance with accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

  Investment:

The investment in shares of each of the respective Funds' portfolios is stated at value which is the net asset value of the respective portfolio, as reported by such portfolio. Net asset values are based upon market or fair valuations of the securities held in each of the corresponding portfolios of the Funds. For the Money Market Portfolio, the net asset value is based on the amortized cost of the securities held, which approximates market value.

  Investment Transactions and Investment Income:

   Investments in the portfolios of the Funds are recorded on the trade date. Realized gains and losses on redemption of investments in the portfolios of the Funds are determined on the identified cost basis. Dividend income and distributions from net realized gains are recorded on ex-dividend date. Investment income includes dividends from net investment income and distributions of net realized gains received from the respective portfolios of the Funds. Dividends and distributions received are reinvested in additional shares of the respective portfolios of the Funds.

  Taxes:

MONY America is currently taxed as a life insurance company and will include the Variable Account's operations in its tax return. MONY America does not expect, based on current tax law, to incur any income tax burden upon the earnings or realized capital gains attributable to the Variable Account. Based on this expectation, no charges are currently being deducted from the Variable Account for federal income tax purposes.

                                 MONY AMERICA

                              Variable Account L

                   NOTES TO FINANCIAL STATEMENTS (continued)



3. Related Party Transactions

MONY America is the legal owner of the assets held by the Variable Account.

Policy premiums received from MONY America by the Variable Account represent gross policy premiums recorded by MONY America less deductions retained as compensation for certain sales distribution expenses and premium taxes.

The cost of insurance, administration charges, and, if applicable, the cost of any optional benefits added by riders to the insurance policies are deducted monthly from the cash value of the contract to compensate MONY America. A surrender charge may be imposed by MONY America when a full or partial surrender is requested by the policyholders. These deductions are treated as contractholder redemptions by the Variable Account. The amount deducted for the MONY Survivorship Variable Universal Life Subaccounts for the period ended December 31, 2002 aggregated $34,041.

MONY receives from the Variable Account the amounts deducted for mortality and expense risks at an annual rate of 0.35% of average daily net assets of each of the MONY Survivorship Variable Universal Life subaccounts. As investment adviser to the Fund, it receives amounts paid by the Fund for those services.

Enterprise Capital Management, Inc., a wholly-owned subsidiary of MONY, acts as investment adviser to the portfolios of Enterprise, and it receives amounts paid by Enterprise for those services.

MONY and MONY America receive fees directly from certain Funds for maintaining and servicing policyholders' accounts. During the period ended December 31, 2002, MONY received $258 in aggregate from certain Funds in connection with MONY Survivorship Variable Universal.

                                 MONY AMERICA

                              Variable Account L

                   NOTES TO FINANCIAL STATEMENTS (continued)



4. Investment Transactions:

Cost of shares acquired and the proceeds from redemption of shares by each subaccount during the period ended December 31, 2002 were as follows:

                                                Cost of Shares
                                                   Acquired     Proceeds
                                                  (Excludes    from Shares
      MONY Survivorship Variable Universal Life Reinvestments)  Redeemed
      ----------------------------------------- -------------- -----------

          Alger American Fund
          Balanced Portfolio...................    $ 12,168      $   390
          Mid Cap Growth Portfolio.............       7,550        1,045

          Enterprise Accumulation Trust
          Equity Income Portfolio..............       7,933          594
          Growth and Income Portfolio..........      46,212        1,681
          Growth Portfolio.....................     120,656       33,946
          Managed Portfolio....................      60,976        1,887
          Multi-Cap Growth Portfolio...........         966          740
          Small Company Growth Portfolio.......      18,725          627
          Small Company Value Portfolio........     120,299       31,553
          Total Return Portfolio...............      18,517        1,593

          INVESCO Variable Investment Funds
          Financial Services Portfolio.........       8,605          303
          Health Sciences Portfolio............       1,048          848

          Janus Aspen Series Fund
          Capital Appreciation Portfolio.......      39,752          630
          Flexible Income Portfolio............      14,459          577
          International Growth Portfolio.......      54,469          834

          Lord Abbett Series Funds
          Bond Debenture Portfolio.............       6,558          329
          Growth and Income Portfolio..........      49,202          778
          Mid Cap Value Portfolio..............       7,977        1,149

          MFS Variable Insurance Trust
          Mid Cap Growth Portfolio.............      12,193          900
          New Discovery Portfolio..............       4,832          194
          Total Return Portfolio...............      13,706        1,150
          Utilities Portfolio..................       7,168        1,102

          MONY Series Funds, Inc.
          Government Securities Portfolio......      53,414        2,006
          Long Term Bond Portfolio.............      35,962        2,278
          Money Market Portfolio...............      86,855       37,597

                                 MONY AMERICA

                              Variable Account L

                   NOTES TO FINANCIAL STATEMENTS (continued)


4. Investment Transactions: (continued)

                                                                Proceeds
                                                Cost of Shares from Shares
      MONY Survivorship Variable Universal Life    Acquired     Redeemed
      ----------------------------------------- -------------- -----------

       The Universal Institutional Funds, Inc.
       Emerging Markets Equity Portfolio.......      3,927           34
       U.S. Real Estate........................     10,889          362

       PBHG Insurance Series Funds
       Mid-Cap Value Portfolio.................     34,655        1,619
       Select Value Portfolio..................      7,564        1,117

       PIMCO Variable Insurance Trust
       Global Bond.............................     20,199        1,736
       Real Return Portfolio...................     63,043        1,236
       StocksPlus Growth and Income............     27,639          835

5. Financial Highlights:

For a unit outstanding throughout the period ended December 31, 2002:

                                              At December 31, 2002      For the period ended December 31, 2002
                                          ----------------------------- ------------------------------------
                                                                        Investment
                                                             Net Assets   Income                       Total
MONY Survivorship Variable Universal Life Units  Unit Values   (000s)     Ratio*     Expense Ratio** Return***
----------------------------------------- ------ ----------- ---------- ----------   --------------- ---------

   Alger American Fund
   Balanced Subaccount (1)...............  1,271   $ 9.06       $12        0.98%(/\)      0.35%(/\)    (9.40)%
   Mid Cap Growth Subaccount (2).........    697     7.37         5        0.00           0.35%(/\)   (26.30)

   Enterprise Accumulation Trust
   Equity Income Subaccount (3)..........    787     8.38         7        2.02(/\)       0.35%(/\)   (16.20)
   Growth and Income Subaccount (4)......  5,383     7.58        41        1.63(/\)       0.35%(/\)   (24.20)
   Growth Subaccount (3)................. 10,335     7.86        81        0.47(/\)       0.35%(/\)   (21.40)
   Managed Subaccount (5)................  6,231     8.10        50        1.54(/\)       0.35%(/\)   (19.00)
   Multi-Cap Growth Subaccount (2).......      0     7.02+        0        0.00(/\)       0.35%(/\)   (29.80)
   Small Company Growth Subaccount (3)...  1,909     7.96        15        0.00(/\)       0.35%(/\)   (20.40)
   Small Company Value Subaccount (3)....  9,750     9.10        89        0.38(/\)       0.35%(/\)    (9.00)
   Total Return Subaccount (2)...........  1,688    10.60        18        3.52(/\)       0.35%(/\)     6.00

   INVESCO Variable Investment Funds
   Financial Services Subaccount (6).....    859     9.01         8        1.49(/\)       0.35%(/\)    (9.90)
   Health Sciences Subaccount (2)........      8     8.23         0        0.00(/\)       0.35%(/\)   (17.70)

   Janus Aspen Series
   Capital Appreciation Subaccount (7)...  4,248     8.91        38        0.38(/\)       0.35%(/\)   (10.90)
   Flexible Income Subaccount (8)........  1,313    10.86        14        5.45(/\)       0.35%(/\)     8.60
   International Growth Subaccount (3)...  5,936     7.99        47        1.07(/\)       0.35%(/\)   (20.10)

                                 MONY AMERICA

                              Variable Account L

                   NOTES TO FINANCIAL STATEMENTS (continued)


5. Financial Highlights: (continued)

                                                 At December 31, 2002     For the period ended December 31, 2002
                                             ---------------------------- -------------------------------------
                                                                          Investment
                                                               Net Assets   Income                       Total
MONY Survivorship Variable Universal Life    Units Unit Values   (000s)     Ratio*     Expense Ratio** Return***
-----------------------------------------    ----- ----------- ---------- ----------   --------------- ---------

Lord Abbett Series Funds
Bond Debenture Subaccount (8)...............   625   $10.30       $ 6        4.10%(/\)      0.35%(/\)     3.00%
Growth and Income Subaccount (4)............ 5,939     8.00        48        1.65(/\)       0.35%(/\)   (20.00)
Mid Cap Value Subaccount (2)................   810     8.42         7        1.48(/\)       0.35%(/\)   (15.80)

MFS Variable Insurance Trust
Mid Cap Growth Subaccount (1)............... 1,556     6.46        10        0.00           0.35%(/\)   (35.40)
New Discovery Subaccount (1)................   549     7.44         4        0.00           0.35%(/\)   (25.60)
Total Return Subaccount (1)................. 1,311     9.40        12        0.84(/\)       0.35%(/\)    (6.00)
Utilities Subaccount (2)....................   690     8.35         6        0.64(/\)       0.35%(/\)   (16.50)

MONY Series Fund, Inc.
Government Securities Subaccount (4)........ 4,985    10.55        53        0.15(/\)       0.35%(/\)     5.50
Long Term Bond Subaccount (9)............... 3,276    11.38        37        0.00           0.35%(/\)    13.80
Money Market Subaccount (10)................ 4,930    10.09        50        1.48(/\)       0.35%(/\)     0.90

The Universal Institutional Funds, Inc.
Emerging Markets Equity Subaccount (11).....   395     8.35         3        0.00           0.35%(/\)   (16.50)
U.S. Real Estate Subaccount (8)............. 1,128     9.28        10        9.65(/\)       0.35%(/\)    (7.20)

PBHG Insurance
Mid-Cap Value Subaccount (12)............... 3,496     8.41        29        0.00           0.35%(/\)   (15.90)
Select Value Subaccount (1).................   718     7.77         6        1.75(/\)       0.35%(/\)   (22.30)

PIMCO Variable Insurance Trust
Global Bond Subaccount (1).................. 1,773    12.02        21        2.69(/\)       0.35%(/\)    20.20
Real Return Subaccount (1).................. 5,550    11.54        64        4.10(/\)       0.35%(/\)    15.40
Stocks Plus Growth and Income Subaccount (7) 2,831     8.55        24        3.75(/\)       0.35%(/\)   (14.50)

----------
* This ratio represents the amount of dividend income, excluding distributions from net realized gains, received by the subaccount from the underlying fund, net of investment advisory fees assessed by the underlying fund's investment adviser and other expenses of the underlying fund, divided by the average net assets of the subaccount. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the net asset value per Unit. The recognition of dividend income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.
** This ratio represents the annual contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratio includes only those expenses that result in a direct reduction to net asset value per Unit. Charges made directly to contractholder accounts by redemption of Units and expenses of the respective underlying fund are excluded from this ratio.

                                 MONY AMERICA

                              Variable Account L

                   NOTES TO FINANCIAL STATEMENTS (continued)


*** Represents the total return for the period indicated, including changes in the value of the underlying fund, and reflects deductions for all items included in the Expense Ratio. The Total Return does not include any expenses assessed through the redemption of Units; the Total Return would have been lower had such expenses been included in the calculation. Total returns for periods less than one year are not annualized.
(^) Annualized
(1) For the period February 26, 2002 (commencement of operations) through December 31, 2002.
(2) For the period April 12, 2002 (commencement of operations) through December 31, 2002.
(3) For the period February 25, 2002 (commencement of operations) through December 31, 2002.
(4) For the period March 1, 2002 (commencement of operations) through December 31, 2002.
(5) For the period April 3, 2002 (commencement of operations) through December 31, 2002.
(6) For the period June 25, 2002 (commencement of operations) through December 31, 2002.
(7) For the period May 10, 2002 (commencement of operations) through December 31, 2002.
(8) For the period May 16, 2002 (commencement of operations) through December 31, 2002.
(9) For the period April 4, 2002 (commencement of operations) through December 31, 2002.
(10)For the period March 7, 2002 (commencement of operations) through December 31, 2002.
(11)For the period June 7, 2002 (commencement of operations) through December 31, 2002.
(12)For the period May 6, 2002 (commencement of operations) through December 31, 2002.
+   Net asset value immediately prior to redemption.

                     [THIS PAGE INTENTIONALLY LEFT BLANK]

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
MONY Life Insurance Company of America and the
Contractholders of MONY America Variable Account L -- Corporate Sponsored
  Variable Universal Life

In our opinion, the accompanying statements of assets and liabilities and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of each of the Corporate Sponsored Variable Universal Life's Subaccounts of MONY America Variable Account L at December 31, 2002, and the results of each of their operations, the changes in each of their net assets and the financial highlights for the periods presented, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of MONY Life Insurance Company of America's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of investments at December 31, 2002 by correspondence with the underlying funds' transfer agents, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
New York, New York
April 8, 2003

                                 MONY AMERICA

                              Variable Account L

                      STATEMENT OF ASSETS AND LIABILITIES

                               December 31, 2002

                                               Corporate Sponsored Variable Universal Life
                               -----------------------------------------------------------------------------
                                            MONY Series Fund, Inc.              Enterprise Accumulation Trust
                               ------------------------------------------------ ----------------------------
                                 Money     Intermediate  Long Term   Government                Small Company
                                 Market     Term Bond       Bond     Securities    Equity          Value
                               Subaccount   Subaccount   Subaccount  Subaccount  Subaccount     Subaccount
                               ----------- ------------ -----------  ----------  -----------   -------------
           ASSETS
Shares held in respective
  Funds.......................  34,865,144     700,817      324,826     335,463     129,378        121,576
                               ===========  ==========  ===========  ==========  ===========    ==========
Investments at cost........... $34,865,144  $7,848,195  $ 4,366,113  $3,785,488 $ 1,822,779     $2,105,994
                               ===========  ==========  ===========  ==========  ===========    ==========
Investments in respective
  Funds, at net asset value... $34,865,144  $8,290,668  $ 4,719,718  $3,965,171 $ 1,583,583     $2,086,241
Amount due from MONY America..       7,515       2,915        1,010          32           0          3,764
                               -----------  ----------  -----------  ----------  -----------    ----------
       Total assets...........  34,872,659   8,293,583    4,720,728   3,965,203   1,583,583      2,090,005
                               -----------  ----------  -----------  ----------  -----------    ----------
         LIABILITIES
Amount due to respective Funds       7,515       2,915        1,010          32           0          3,764
                               -----------  ----------  -----------  ----------  -----------    ----------
       Total liabilities......       7,515       2,915        1,010          32           0          3,764
                               -----------  ----------  -----------  ----------  -----------    ----------
Net assets.................... $34,865,144  $8,290,668  $ 4,719,718  $3,965,171 $ 1,583,583     $2,086,241
                               ===========  ==========  ===========  ==========  ===========    ==========
Net assets consist of:
  Contractholders' net
   payments................... $31,897,205  $7,186,081  $(1,245,020) $3,264,268 $ 2,928,517     $2,076,243
  Undistributed net
   investment income..........   2,967,939     695,527    5,526,419     412,237   1,423,726        583,206
  Accumulated net realized
   gain (loss) on investments.           0     (33,413)      84,714     108,983  (2,529,464)      (553,455)
  Net unrealized appreciation
   (depreciation) of
   investments................           0     442,473      353,605     179,683    (239,196)       (19,753)
                               -----------  ----------  -----------  ----------  -----------    ----------
Net assets.................... $34,865,144  $8,290,668  $ 4,719,718  $3,965,171 $ 1,583,583     $2,086,241
                               ===========  ==========  ===========  ==========  ===========    ==========
Number of units outstanding*..   2,777,986     605,565      331,338     298,278     211,781        139,108
                               -----------  ----------  -----------  ----------  -----------    ----------
Net asset value per unit
  outstanding*................ $     12.55  $    13.69  $     14.24  $    13.29 $      7.48     $    15.00
                               ===========  ==========  ===========  ==========  ===========    ==========

----------
* Units outstanding have been rounded for presentation purposes.

                      See notes to financial statements.

                             Corporate Sponsored Variable Universal Life
-----------------------------------------------------------------------------------------------------------
                       Enterprise Accumulation Trust                        Dreyfus Variable Investment Fund
--------------------------------------------------------------------------- -------------------------------
           International  High Yield  Small Company               Total                     Small Company
 Managed      Growth         Bond        Growth       Growth      Return    Appreciation        Stock
Subaccount  Subaccount    Subaccount   Subaccount   Subaccount  Subaccount   Subaccount      Subaccount
---------- ------------- -----------  ------------- ----------  ----------- ------------    -------------

   10,634       45,712       429,512      270,296    1,455,511    1,299,659      85,687          91,130
=========    =========   ===========   ==========   ==========  ===========  ==========      ==========
$ 161,342    $ 194,149   $ 9,182,775   $1,960,103   $6,284,967  $12,965,915  $2,676,025      $1,420,855
=========    =========   ===========   ==========   ==========  ===========  ==========      ==========

$ 162,494    $ 158,163   $ 1,735,227   $1,616,369   $5,792,935  $13,243,524  $2,466,075      $1,298,597
        0            0           384          912        3,376            0         934             313
---------    ---------   -----------   ----------   ----------  -----------  ----------      ----------
  162,494      158,163     1,735,611    1,617,281    5,796,311   13,243,524   2,467,009       1,298,910
---------    ---------   -----------   ----------   ----------  -----------  ----------      ----------

        0            0           384          912        3,376            0         934             313
---------    ---------   -----------   ----------   ----------  -----------  ----------      ----------
        0            0           384          912        3,376            0         934             313
---------    ---------   -----------   ----------   ----------  -----------  ----------      ----------
$ 162,494    $ 158,163   $ 1,735,227   $1,616,369   $5,792,935  $13,243,524  $2,466,075      $1,298,597
=========    =========   ===========   ==========   ==========  ===========  ==========      ==========

$ 168,284    $ 175,682   $ 2,465,914   $2,165,061   $6,367,077  $12,525,085  $3,285,877      $1,374,309
  301,570      162,354     7,314,379       21,257       24,254      368,454     113,166           6,315

 (308,512)    (143,887)     (597,518)    (226,215)    (106,364)      72,376    (723,018)         40,231

    1,152      (35,986)   (7,447,548)    (343,734)    (492,032)     277,609    (209,950)       (122,258)
---------    ---------   -----------   ----------   ----------  -----------  ----------      ----------
$ 162,494    $ 158,163   $ 1,735,227   $1,616,369   $5,792,935  $13,243,524  $2,466,075      $1,298,597
=========    =========   ===========   ==========   ==========  ===========  ==========      ==========
   18,587       22,157       146,427      200,919      909,094    1,259,424     222,947         149,793
---------    ---------   -----------   ----------   ----------  -----------  ----------      ----------
$    8.74    $    7.14   $     11.88   $     8.04   $     6.37  $     10.52  $    11.06      $     8.67
=========    =========   ===========   ==========   ==========  ===========  ==========      ==========

                                 MONY AMERICA

                              Variable Account L

                STATEMENT OF ASSETS AND LIABILITIES (continued)

                               December 31, 2002


                                                   Corporate Sponsored Variable Universal Life
                               -----------------------------------------------------------------------------------

                                                                                   Van Eck Worldwide Insurance Trust
                                                                                   -------------------------------
                                                            Dreyfus
                                                           Variable
                                               Dreyfus    Investment
                                              Socially       Fund        Dreyfus                          Worldwide
                               Dreyfus Stock Responsible International  Small Cap     Hard     Worldwide   Emerging
                                   Index       Growth        Value     Stock Index   Assets       Bond     Markets
                                Subaccount   Subaccount   Subaccount   Subaccount  Subaccount  Subaccount Subaccount
                               ------------- ----------- ------------- ----------- ----------  ---------- ----------
           ASSETS
Shares held in respective
  Funds.......................    1,543,741       1,826      567,940      333,234     15,481      8,705       8,802
                               ============   =========   ==========   ==========   ========    =======    ========
Investments at cost........... $ 46,927,847   $  43,286   $6,296,065   $3,311,939   $151,809    $92,327    $ 72,251
                               ============   =========   ==========   ==========   ========    =======    ========
Investments in respective
  Funds, at net asset value... $ 34,687,852   $  34,514   $5,702,119   $3,192,377   $159,451    $99,762    $ 69,450
Amount due from MONY America..        5,475           0          321            0          0          0           0
                               ------------   ---------   ----------   ----------   --------    -------    --------
       Total assets...........   34,693,327      34,514    5,702,440    3,192,377    159,451     99,762      69,450
                               ------------   ---------   ----------   ----------   --------    -------    --------
         LIABILITIES
Amount due to respective Funds        5,475           0          321            0          0          0           0
                               ------------   ---------   ----------   ----------   --------    -------    --------
       Total liabilities......        5,475           0          321            0          0          0           0
                               ------------   ---------   ----------   ----------   --------    -------    --------
Net assets.................... $ 34,687,852   $  34,514   $5,702,119   $3,192,377   $159,451    $99,762    $ 69,450
                               ============   =========   ==========   ==========   ========    =======    ========
Net assets consist of:
  Contractholders' net
   payments................... $ 49,273,592   $ 189,199   $6,258,114   $3,308,815   $156,983    $86,019    $122,940
  Undistributed net
   investment income..........    2,707,374       4,583       49,136        4,739        675      8,159         410
  Accumulated net realized
   gain (loss) on investments.   (5,053,119)   (150,496)     (11,185)      (1,615)    (5,849)    (1,851)    (51,099)
  Net unrealized appreciation
   (depreciation) of
   investments................  (12,239,995)     (8,772)    (593,946)    (119,562)     7,642      7,435      (2,801)
                               ------------   ---------   ----------   ----------   --------    -------    --------
Net assets.................... $ 34,687,852   $  34,514   $5,702,119   $3,192,377   $159,451    $99,762    $ 69,450
                               ============   =========   ==========   ==========   ========    =======    ========
Number of units outstanding*..    3,479,330       5,880      714,957      386,651     16,454      8,281      13,490
                               ------------   ---------   ----------   ----------   --------    -------    --------
Net asset value per unit
  outstanding*................ $       9.97   $    5.87   $     7.98   $     8.26   $   9.69    $ 12.05    $   5.15
                               ============   =========   ==========   ==========   ========    =======    ========

----------
* Units outstanding have been rounded for presentation purposes.

                      See notes to financial statements.

                              Corporate Sponsored Variable Universal Life
-------------------------------------------------------------------------------------------------------
                                                                                  Fidelity Variable
                                T. Rowe Price                                  Insurance Products Funds
-----------------------------------------------------------------------------  -----------------------


   Equity      Prime    International  Limited   New America Personal Strategy     VIP        VIP II
   Income     Reserve       Stock     Term Bond    Growth        Balanced         Growth    Contrafund
 Subaccount  Subaccount  Subaccount   Subaccount Subaccount     Subaccount      Subaccount  Subaccount
-----------  ---------- ------------- ---------- ----------- ----------------- -----------  ----------

  2,040,875   2,260,636     205,335     193,733      33,878         82,418         244,763     286,978
===========  ==========  ==========    ========   =========     ==========     ===========  ==========
$34,865,102  $2,260,636  $2,065,146    $976,205   $ 531,469     $1,099,820     $ 5,982,527  $5,394,514
===========  ==========  ==========    ========   =========     ==========     ===========  ==========

$33,388,711  $2,260,636  $1,901,401    $984,166   $ 440,071     $1,089,569     $ 5,737,243  $5,194,305

      7,216       5,558         384       2,537           0            630           6,208       6,849
-----------  ----------  ----------    --------   ---------     ----------     -----------  ----------
 33,395,927   2,266,194   1,901,785     986,703     440,071      1,090,199       5,743,451   5,201,154
-----------  ----------  ----------    --------   ---------     ----------     -----------  ----------

      7,216       5,558         384       2,537           0            630           6,208       6,849
-----------  ----------  ----------    --------   ---------     ----------     -----------  ----------
      7,216       5,558         384       2,537           0            630           6,208       6,849
-----------  ----------  ----------    --------   ---------     ----------     -----------  ----------
$33,388,711  $2,260,636  $1,901,401    $984,166   $ 440,071     $1,089,569     $ 5,737,243  $5,194,305
===========  ==========  ==========    ========   =========     ==========     ===========  ==========

$34,513,357  $2,225,963  $2,776,298    $957,086   $ 710,442     $1,145,460     $ 6,886,963  $6,063,189

    658,661      34,673     133,877      17,364      85,571        162,913         132,298     145,530

   (306,916)          0    (845,029)      1,755    (264,544)      (208,553)     (1,036,734)   (814,205)

 (1,476,391)          0    (163,745)      7,961     (91,398)       (10,251)       (245,284)   (200,209)
-----------  ----------  ----------    --------   ---------     ----------     -----------  ----------
$33,388,711  $2,260,636  $1,901,401    $984,166   $ 440,071     $1,089,569     $ 5,737,243  $5,194,305
===========  ==========  ==========    ========   =========     ==========     ===========  ==========
  3,174,874     193,185     259,035      78,307      61,408        101,724         955,720     659,215
-----------  ----------  ----------    --------   ---------     ----------     -----------  ----------

$     10.52  $    11.70  $     7.34    $  12.57   $    7.17     $    10.71     $      6.00  $     7.88
===========  ==========  ==========    ========   =========     ==========     ===========  ==========

                                 MONY AMERICA

                              Variable Account L

                STATEMENT OF ASSETS AND LIABILITIES (continued)

                               December 31, 2002


                                                             Corporate Sponsored Variable Universal Life
                                               ---------------------------------------------------------------------------------
                                               Fidelity Variable Insurance Products Funds The Universal Institutional Funds, Inc.
                                               -----------------------------------------  --------------------------------------
                                                  VIP III        VIP II       VIP III                   Core Plus
                                                  Growth         Asset       Growth and     Equity        Fixed
                                               Opportunities    Manager        Income       Growth        Income       Value
                                                Subaccount     Subaccount    Subaccount   Subaccount    Subaccount   Subaccount
                                               -------------   ----------   -----------   ----------    ----------   ----------
                    ASSETS
Shares held in respective Funds...............     10,981         328,928       645,867      15,894        530,256      26,439
                                                 ========      ==========   ===========   =========      ==========   ========
Investments at cost...........................   $132,132      $4,526,231   $ 7,577,390   $ 171,576     $5,579,824    $263,988
                                                 ========      ==========   ===========   =========      ==========   ========
Investments in respective Funds, at net asset
  value.......................................   $128,585      $4,193,827   $ 7,014,119   $ 162,591     $5,896,450    $259,895
Amount due from MONY America..................          0               0           311         308          3,796           0
                                                 --------      ----------   -----------   ---------      ----------   --------
       Total assets...........................    128,585       4,193,827     7,014,430     162,899      5,900,246     259,895
                                                 --------      ----------   -----------   ---------      ----------   --------
                 LIABILITIES
Amount due to respective Funds................          0               0           311         308          3,796           0
                                                 --------      ----------   -----------   ---------      ----------   --------
       Total liabilities......................          0               0           311         308          3,796           0
                                                 --------      ----------   -----------   ---------      ----------   --------
Net assets....................................   $128,585      $4,193,827   $ 7,014,119   $ 162,591     $5,896,450    $259,895
                                                 ========      ==========   ===========   =========      ==========   ========
Net assets consist of:
 Contractholders' net payments................   $222,024      $4,663,857   $ 8,863,182   $ 419,350     $4,733,204    $340,400
 Undistributed net investment income..........      2,517         282,736       626,833      27,685        764,481      11,339
 Accumulated net realized gain (loss) on
   investments................................    (92,409)       (420,362)   (1,912,625)   (275,459)        82,139     (87,751)
 Net unrealized appreciation (depreciation) of
   investments................................     (3,547)       (332,404)     (563,271)     (8,985)       316,626      (4,093)
                                                 --------      ----------   -----------   ---------      ----------   --------
Net assets....................................   $128,585      $4,193,827   $ 7,014,119   $ 162,591     $5,896,450    $259,895
                                                 ========      ==========   ===========   =========      ==========   ========
Number of units outstanding*..................     23,212         489,855       954,152      28,046        450,614      27,092
                                                 --------      ----------   -----------   ---------      ----------   --------
Net asset value per unit outstanding*.........   $   5.54      $     8.56   $      7.35   $    5.80     $    13.09    $   9.59
                                                 ========      ==========   ===========   =========      ==========   ========

----------
* Units outstanding have been rounded for presentation purposes.



                      See notes to financial statements.

                         Corporate Sponsored Variable Universal Life
--------------------------------------------------------------------------------------------
 The Universal Institutional Funds, Inc.                  Janus Aspen Series
----------------------------------------  --------------------------------------------------

Emerging Markets Global Value              Aggressive   Flexible   International  Worldwide
      Debt          Equity    Real Estate    Growth      Income       Growth        Growth
   Subaccount     Subaccount  Subaccount   Subaccount  Subaccount   Subaccount    Subaccount
      20,449         1,327       65,568        89,976      883,576       69,458      275,560
    ========       =======     ========   ===========  ===========  ===========  ===========
    $143,851       $13,394     $754,816   $ 1,455,137  $10,359,467  $ 1,516,472  $ 7,044,858
    ========       =======     ========   ===========  ===========  ===========  ===========

    $144,578       $13,058     $742,884   $ 1,425,219  $10,867,979  $ 1,201,619  $ 5,800,540
           0           317          978         8,746        3,953          316        5,629
    --------       -------     --------   -----------  -----------  -----------  -----------
     144,578        13,375      743,862     1,433,965   10,871,932    1,201,935    5,806,169
    --------       -------     --------   -----------  -----------  -----------  -----------
           0           317          978         8,746        3,953          316        5,629
    --------       -------     --------   -----------  -----------  -----------  -----------
           0           317          978         8,746        3,953          316        5,629
    --------       -------     --------   -----------  -----------  -----------  -----------
    $144,578       $13,058     $742,884   $ 1,425,219  $10,867,979  $ 1,201,619  $ 5,800,540
    ========       =======     ========   ===========  ===========  ===========  ===========
    $134,106       $13,132     $717,793   $ 3,641,369  $ 9,205,495  $ 3,147,958  $ 8,951,021
       9,728           262       36,286        88,766      945,077      188,313      194,614

          17             0          737    (2,274,998)     208,895   (1,819,799)  (2,100,777)

         727          (336)     (11,932)      (29,918)     508,512     (314,853)  (1,244,318)
    --------       -------     --------   -----------  -----------  -----------  -----------
    $144,578       $13,058     $742,884   $ 1,425,219  $10,867,979  $ 1,201,619  $ 5,800,540
    ========       =======     ========   ===========  ===========  ===========  ===========
      14,020         1,650       81,262       424,887      858,596      205,780    1,033,150
    --------       -------     --------   -----------  -----------  -----------  -----------
    $  10.31       $  7.91     $   9.14   $      3.35  $     12.66  $      5.84  $      5.61
    ========       =======     ========   ===========  ===========  ===========  ===========

                                 MONY AMERICA

                              Variable Account L

                STATEMENT OF ASSETS AND LIABILITIES (continued)

                               December 31, 2002


                                           Corporate Sponsored Variable Universal Life
                                    ---------------------------------------------------------
                                                                                   Lord Abbett
                                       Janus Aspen Series     Alger American Fund  Series Fund
                                    -----------------------  --------------------- -----------
                                      Capital    Strategic    Balanced   Mid Cap     Mid-Cap
                                    Appreciation   Value       Growth     Growth      Value
                                     Subaccount  Subaccount  Subaccount Subaccount Subaccount
                                    ------------ ----------  ---------- ---------- -----------
              ASSETS
Shares held in respective Funds....      77,069     185,365     18,101     12,048     232,874
                                     ==========  ==========   ========   ========  ==========
Investments at cost................  $1,518,490  $1,754,587   $206,480   $145,423  $3,256,058
                                     ==========  ==========   ========   ========  ==========
Investments in respective Funds,
  at net asset value...............  $1,338,692  $1,303,117   $204,361   $150,004  $3,227,639
Amount due from MONY America.......         345          79      1,259          0         631
Amount due from respective Funds...           0           0          0          0           0
                                     ----------  ----------   --------   --------  ----------
       Total assets................   1,339,037   1,303,196    205,620    150,004   3,228,270
                                     ----------  ----------   --------   --------  ----------
           LIABILITIES
Amount due to MONY America.........           0           0          0          0           0
Amount due to respective Funds.....         345          79      1,259          0         631
                                     ----------  ----------   --------   --------  ----------
       Total liabilities...........         345          79      1,259          0         631
                                     ----------  ----------   --------   --------  ----------
Net assets.........................  $1,338,692  $1,303,117   $204,361   $150,004  $3,227,639
                                     ==========  ==========   ========   ========  ==========
Net assets consist of:
  Contractholders' net payments....  $1,983,745  $1,773,678   $206,486   $145,147  $3,247,604
  Undistributed net investment
   income..........................      31,423           7          0          0      18,251
  Accumulated net realized gain
   (loss) on investments...........    (496,678)    (19,098)        (6)       276      (9,797)
  Net unrealized appreciation
   (depreciation) of investments...    (179,798)   (451,470)    (2,119)     4,581     (28,419)
                                     ----------  ----------   --------   --------  ----------
Net assets.........................  $1,338,692  $1,303,117   $204,361   $150,004  $3,227,639
                                     ==========  ==========   ========   ========  ==========
Number of units outstanding*.......     249,646     183,715     21,775     18,916     367,490
                                     ----------  ----------   --------   --------  ----------
Net asset value per unit
  outstanding*.....................  $     5.36  $     7.09   $   9.38   $   7.93  $     8.78
                                     ==========  ==========   ========   ========  ==========

----------
* Units outstanding have been rounded for presentation purposes.

                      See notes to financial statements.

                    Corporate Sponsored Variable Universal Life
-----------------------------------------------------------------------------------
                                      Invesco Variable PIMCO Variable
    MFS Variable Insurance Trust      Investment Funds Insurance Trust
------------------------------------- ---------------- ---------------
New Discovery Total Return Utilities     Financial
   Series        Series      Series       Services       Real Return
 Subaccount    Subaccount  Subaccount    Subaccount      Subaccount        Total
------------- ------------ ---------- ---------------- --------------- ------------
     4,516        4,255         51            195           120,687
   =======      =======      =====         ======        ==========
   $45,636      $71,790      $ 535         $2,132        $1,405,489    $247,656,543
   =======      =======      =====         ======        ==========    ============
   $47,147      $72,935      $ 614         $2,049        $1,436,173    $222,559,611
         0          313          0              0             1,922          85,236
         0            0          0              0               158             158
   -------      -------      -----         ------        ----------    ------------
    47,147       73,248        614          2,049         1,438,253     222,645,005
   -------      -------      -----         ------        ----------    ------------
         0            0          0              0               158             158
         0          313          0              0             1,922          85,236
   -------      -------      -----         ------        ----------    ------------
         0          313          0              0             2,080          85,394
   -------      -------      -----         ------        ----------    ------------
   $47,147      $72,935      $ 614         $2,049        $1,436,173    $222,559,611
   =======      =======      =====         ======        ==========    ============
   $45,879      $71,138      $ 535         $2,119        $1,379,641    $243,217,866
         0            0          0             13            22,076      27,317,173
      (243)         652          0              0             3,772     (22,878,496)
     1,511        1,145         79            (83)           30,684     (25,096,932)
   -------      -------      -----         ------        ----------    ------------
   $47,147      $72,935      $ 614         $2,049        $1,436,173    $222,559,611
   =======      =======      =====         ======        ==========    ============
     5,912        7,749         67            238           129,337
   -------      -------      -----         ------        ----------
   $  7.98      $  9.41      $9.13         $ 8.63        $    11.10
   =======      =======      =====         ======        ==========

                                 MONY AMERICA

                              Variable Account L

                            STATEMENT OF OPERATIONS

                                                Corporate Sponsored Variable Universal Life
                               --------------------------------------------------------------------------------
                                             MONY Series Fund, Inc.                Enterprise Accumulation Trust
                               --------------------------------------------------- ----------------------------
                                  Money     Intermediate  Long Term    Government                 Small Company
                                  Market     Term Bond       Bond      Securities     Equity          Value
                                Subaccount   Subaccount   Subaccount   Subaccount   Subaccount     Subaccount
                               ------------ ------------ ------------ ------------ ------------   -------------
                               For the year For the year For the year For the year For the year   For the year
                                  ended        ended        ended        ended        ended           ended
                               December 31, December 31, December 31, December 31, December 31,   December 31,
                                   2002         2002         2002         2002         2002           2002
                               ------------ ------------ ------------ ------------ ------------   -------------
Dividend income...............   $562,105     $254,493    $1,633,740    $101,637   $         0      $   7,479
Distribution from net
  realized gains..............          0            0             0           0             0         56,510
                                 --------     --------    ----------    --------   -----------      ---------
Net investment income.........    562,105      254,493     1,633,740     101,637             0         63,989
                                 --------     --------    ----------    --------   -----------      ---------
Realized and unrealized gain
  (loss) on investments:
  Net realized gain (loss) on
   investments................          0       31,956       572,882     108,193    (1,637,505)      (431,113)
  Net change in unrealized
   appreciation
   (depreciation) of
   investments................          0      362,726       235,098      41,048     1,076,136        198,112
                                 --------     --------    ----------    --------   -----------      ---------
Net realized and unrealized
  gain (loss) on investments..          0      394,682       807,980     149,241      (561,369)      (233,001)
                                 --------     --------    ----------    --------   -----------      ---------
Net increase (decrease) in
  net assets resulting from
  operations..................   $562,105     $649,175    $2,441,720    $250,878   $  (561,369)     $(169,012)
                                 ========     ========    ==========    ========   ===========      =========

----------
** Commencement of operations

                      See notes to financial statements.

                                  Corporate Sponsored Variable Universal Life
---------------------------------------------------------------------------------------------------------------------
                           Enterprise Accumulation Trust                             Dreyfus Variable Investment Fund
------------------------------------------------------------------------------------ -------------------------------
             International  High Yield  Small Company                                                Small Company
  Managed       Growth         Bond        Growth        Growth      Total Return    Appreciation        Stock
 Subaccount   Subaccount    Subaccount   Subaccount    Subaccount     Subaccount      Subaccount      Subaccount
------------ ------------- ------------ ------------- ------------ ----------------- ------------    -------------
For the year For the year  For the year For the year  For the year  For the period   For the year    For the year
   ended         ended        ended         ended        ended      July 26, 2002**     ended            ended
December 31, December 31,  December 31, December 31,  December 31,      through      December 31,    December 31,
    2002         2002          2002         2002          2002     December 31, 2002     2002            2002
------------ ------------- ------------ ------------- ------------ ----------------- ------------    -------------
  $  2,113     $  1,266    $ 1,551,697    $       0    $  21,559       $163,698       $  30,450        $   2,739
         0            0              0            0            0        204,756               0                0
  --------     --------    -----------    ---------    ---------       --------       ---------        ---------
     2,113        1,266      1,551,697            0       21,559        368,454          30,450            2,739
  --------     --------    -----------    ---------    ---------       --------       ---------        ---------


   (78,718)     (25,312)       341,365     (232,463)     (38,190)        72,376        (645,165)         (44,131)
    25,918       (8,100)    (3,815,510)    (330,365)    (500,198)       277,609        (119,748)        (134,182)
  --------     --------    -----------    ---------    ---------       --------       ---------        ---------
   (52,800)     (33,412)    (3,474,145)    (562,828)    (538,388)       349,985        (764,913)        (178,313)
  --------     --------    -----------    ---------    ---------       --------       ---------        ---------
  $(50,687)    $(32,146)   $(1,922,448)   $(562,828)   $(516,829)      $718,439       $(734,463)       $(175,574)
  ========     ========    ===========    =========    =========       ========       =========        =========

                                 MONY AMERICA

                              Variable Account L

                      STATEMENT OF OPERATIONS (continued)


                               --------------------------------






                                 Dreyfus          Dreyfus
                                  Stock           Socially
                                  Index      Responsible Growth
                                Subaccount       Subaccount
                               ------------  ------------------

                               For the year     For the year
                                  ended            ended
                               December 31,     December 31,
                                   2002             2002
                               ------------  ------------------
Dividend income............... $    561,642       $    106
Distribution from net
  realized gains..............            0              0
                               ------------       --------
Net investment income.........      561,642            106
                               ------------       --------
Realized and unrealized gain
  (loss) on investments:
  Net realized gain (loss) on
   investments................   (6,036,329)       (82,955)
  Net change in unrealized
   appreciation
   (depreciation) of
   investments................   (5,436,895)         3,334
                               ------------       --------
Net realized and unrealized
  gain (loss) on investments..  (11,473,224)       (79,621)
                               ------------       --------
Net increase (decrease) in
  net assets resulting from
  operations.................. $(10,911,582)      $(79,515)
                               ============       ========

                                Corporate Sponsored Variable Universal Life
                               ----------------------------------------------------------------------------

                                                                     Van Eck Worldwide Insurance Trust
                                                                 -----------------------------------------
                                   Dreyfus
                                  Variable
                                 Investment
                                    Fund            Dreyfus
                                International      Small Cap                   Worldwide      Worldwide
                                    Value         Stock Index    Hard Assets      Bond     Emerging Markets
                                 Subaccount       Subaccount      Subaccount   Subaccount     Subaccount
                               --------------- ----------------- ------------ ------------ ----------------
                               For the period   For the period
                               July 15, 2002** August 16, 2002** For the year For the year   For the year
                                   through          through         ended        ended          ended
                                December 31,     December 31,    December 31, December 31,   December 31,
                                    2002             2002            2002         2002           2002
                               --------------- ----------------- ------------ ------------ ----------------
Dividend income...............    $  49,136        $   4,739       $   372      $     0        $   213
Distribution from net
  realized gains..............            0                0             0            0              0
                                  ---------        ---------       -------      -------        -------
Net investment income.........       49,136            4,739           372            0            213
                                  ---------        ---------       -------      -------        -------
Realized and unrealized gain
  (loss) on investments:
  Net realized gain (loss) on
   investments................      (11,185)          (1,615)       (6,049)       5,569         (4,043)
  Net change in unrealized
   appreciation
   (depreciation) of
   investments................     (593,946)        (119,562)        9,980       11,863          2,047
                                  ---------        ---------       -------      -------        -------
Net realized and unrealized
  gain (loss) on investments..     (605,131)        (121,177)        3,931       17,432         (1,996)
                                  ---------        ---------       -------      -------        -------
Net increase (decrease) in
  net assets resulting from
  operations..................    $(555,995)       $(116,438)      $ 4,303      $17,432        $(1,783)
                                  =========        =========       =======      =======        =======

----------
** Commencement of operations

                      See notes to financial statements.

                                 Corporate Sponsored Variable Universal Life
--------------------------------------------------------------------------------------------------------------
                                                                                    Fidelity Variable Insurance
                                   T. Rowe Price                                         Products Funds
----------------------------------------------------------------------------------  --------------------------

   Equity       Prime     International   Limited    New America  Personal Strategy                  VIP II
   Income      Reserve        Stock      Term Bond      Growth        Balanced       VIP Growth    Contrafund
 Subaccount   Subaccount   Subaccount    Subaccount   Subaccount     Subaccount      Subaccount    Subaccount
------------ ------------ ------------- ------------ ------------ ----------------- ------------  ------------
For the year For the year For the year  For the year For the year   For the year    For the year  For the year
   ended        ended         ended        ended        ended           ended          ended         ended
December 31, December 31, December 31,  December 31, December 31,   December 31,    December 31,  December 31,
    2002         2002         2002          2002         2002           2002            2002          2002
------------ ------------ ------------- ------------ ------------ ----------------- ------------  ------------
$   385,749    $12,906      $  20,250     $14,130     $       0       $  30,976      $   3,119     $  47,082

      5,533          0          2,024           0             0               0              0             0
-----------    -------      ---------     -------     ---------       ---------      ---------     ---------
    391,282     12,906         22,274      14,130             0          30,976          3,119        47,082
-----------    -------      ---------     -------     ---------       ---------      ---------     ---------


   (293,605)         0       (335,282)        234      (123,146)       (126,180)      (481,642)     (367,572)

 (1,405,309)         0         81,231       7,857       (83,627)           (223)      (197,188)     (195,931)
-----------    -------      ---------     -------     ---------       ---------      ---------     ---------

 (1,698,914)         0       (254,051)      8,091      (206,773)       (126,403)      (678,830)     (563,503)
-----------    -------      ---------     -------     ---------       ---------      ---------     ---------

$(1,307,632)   $12,906      $(231,777)    $22,221     $(206,773)      $ (95,427)     $(675,711)    $(516,421)
===========    =======      =========     =======     =========       =========      =========     =========

                                 MONY AMERICA

                              Variable Account L

                      STATEMENT OF OPERATIONS (continued)

                                                Corporate Sponsored Variable Universal Life
                               --------------------------------------------------------------------------------
                               Fidelity Variable Insurance Products Funds The Universal Institutional Funds, Inc.
                               -----------------------------------------  -------------------------------------
                                  VIP III                     VIP III
                                  Growth      VIP II Asset   Growth and      Equity      Core Plus
                               Opportunities    Manager        Income        Growth     Fixed Income    Value
                                Subaccount     Subaccount    Subaccount    Subaccount    Subaccount   Subaccount
                               -------------  ------------  ------------  ------------  ------------ ------------
                               For the year   For the year  For the year  For the year  For the year For the year
                                   ended         ended         ended         ended         ended        ended
                               December 31,   December 31,  December 31,  December 31,  December 31, December 31,
                                   2002           2002          2002          2002          2002         2002
                               -------------  ------------  ------------  ------------  ------------ ------------
Dividend income...............   $  2,112      $ 192,613    $   116,713    $     324      $207,046     $  2,875
Distribution from net
  realized gains..............          0              0              0            0        55,630            0
                                 --------      ---------    -----------    ---------      --------     --------
Net investment income.........      2,112        192,613        116,713          324       262,676        2,875
                                 --------      ---------    -----------    ---------      --------     --------
Realized and unrealized gain
  (loss) on investments:
  Net realized gain (loss) on
   investments................    (64,648)      (325,616)    (1,308,281)    (145,798)       72,724      (83,526)
  Net change in unrealized
   appreciation
   (depreciation) of
   investments................         61       (299,884)      (319,020)      23,047        42,625        2,822
                                 --------      ---------    -----------    ---------      --------     --------
Net realized and unrealized
  gain (loss) on investments..    (64,587)      (625,500)    (1,627,301)    (122,751)      115,349      (80,704)
                                 --------      ---------    -----------    ---------      --------     --------
Net increase (decrease) in
  net assets resulting from
  operations..................   $(62,475)     $(432,887)   $(1,510,588)   $(122,427)     $378,025     $(77,829)
                                 ========      =========    ===========    =========      ========     ========

----------
** Commencement of operations

                      See notes to financial statements.

                                 Corporate Sponsored Variable Universal Life
------------------------------------------------------------------------------------------------------------
        The Universal Institutional Funds, Inc.                           Janus Aspen Series
-------------------------------------------------------  ---------------------------------------------------
    Emerging
     Markets                                              Aggressive    Flexible   International  Worldwide
      Debt        Global Value Equity     Real Estate       Growth       Income       Growth        Growth
   Subaccount          Subaccount         Subaccount      Subaccount   Subaccount   Subaccount    Subaccount
----------------- -------------------- ----------------- ------------ ------------ ------------- ------------
 For the period      For the period     For the period   For the year For the year For the year  For the year
August 8, 2002**  September 13, 2002** August 5, 2002**     ended        ended         ended        ended
     through            through             through      December 31, December 31, December 31,  December 31,
December 31, 2002  December 31, 2002   December 31, 2002     2002         2002         2002          2002
----------------- -------------------- ----------------- ------------ ------------ ------------- ------------
     $ 9,728             $ 117             $ 23,431       $       0     $393,338     $  12,377   $    59,566
           0               145               12,855               0            0             0             0
     -------             -----             --------       ---------     --------     ---------   -----------
       9,728               262               36,286               0      393,338        12,377        59,566
     -------             -----             --------       ---------     --------     ---------   -----------

          17                 0                  737        (950,807)     167,618      (361,467)     (881,743)

         727              (336)             (11,932)        345,376      330,297       (53,330)   (1,134,827)
     -------             -----             --------       ---------     --------     ---------   -----------

         744              (336)             (11,195)       (605,431)     497,915      (414,797)   (2,016,570)
     -------             -----             --------       ---------     --------     ---------   -----------

     $10,472             $ (74)            $ 25,091       $(605,431)    $891,253     $(402,420)  $(1,957,004)
     =======             =====             ========       =========     ========     =========   ===========

                                 MONY AMERICA

                              Variable Account L

                      STATEMENT OF OPERATIONS (continued)


                                                 Corporate Sponsored Variable Universal Life
                               ------------------------------------------------------------------------------
                                                                                                 Lord Abbett
                                  Janus Aspen Series              Alger American Fund            Series Fund
                               ------------------------  ------------------------------------- ---------------
                                 Capital     Strategic       Balanced           Mid Cap            Mid-Cap
                               Appreciation    Value          Growth             Growth             Value
                                Subaccount   Subaccount     Subaccount         Subaccount        Subaccount
                               ------------ ------------ ---------------- -------------------- ---------------
                                                          For the period     For the period    For the period
                               For the year For the year August 5, 2002** September 13, 2002** July 15, 2002**
                                  ended        ended         through            through            through
                               December 31, December 31,   December 31,       December 31,      December 31,
                                   2002         2002           2002               2002              2002
                               ------------ ------------ ---------------- -------------------- ---------------
Dividend income...............  $   8,476    $       0       $     0             $    0           $ 18,251
Distribution from net
  realized gains..............          0            0             0                  0                  0
                                ---------    ---------       -------             ------           --------
Net investment income.........      8,476            0             0                  0             18,251
                                ---------    ---------       -------             ------           --------
Realized and unrealized gain
  (loss) on investments:
  Net realized gain (loss) on
   investments................   (310,294)     (17,735)           (6)               276             (9,797)
  Net change in unrealized
   appreciation
   (depreciation) of
   investments................     37,560     (451,505)       (2,119)             4,581            (28,419)
                                ---------    ---------       -------             ------           --------
Net realized and unrealized
  gain (loss) on investments..   (272,734)    (469,240)       (2,125)             4,857            (38,216)
                                ---------    ---------       -------             ------           --------
Net increase (decrease) in
  net assets resulting from
  operations..................  $(264,258)   $(469,240)      $(2,125)            $4,857           $(19,965)
                                =========    =========       =======             ======           ========

----------
** Commencement of operations

                      See notes to financial statements.

                              Corporate Sponsored Variable Universal Life
-------------------------------------------------------------------------------------------------------
                                                        Invesco Variable   PIMCO Variable
             MFS Variable Insurance Trust               Investment Funds   Insurance Trust
------------------------------------------------------ ------------------- ---------------
 New Discovery      Total Return         Utilities          Financial
     Series            Series             Series            Services         Real Return
   Subaccount        Subaccount         Subaccount         Subaccount        Subaccount
---------------- ------------------- ----------------- ------------------- ---------------
 For the period    For the period     For the period     For the period    For the period
August 5, 2002** September 3, 2002** October 8, 2002** November 26, 2002** July 26, 2002**
    through            through            through            through           through
  December 31,      December 31,       December 31,       December 31,      December 31,
      2002              2002               2002               2002              2002           Total
---------------- ------------------- ----------------- ------------------- --------------- ------------
     $    0            $    0               $ 0               $ 13             $19,316     $  6,529,692
          0                 0                 0                  0               2,760          340,213
     ------            ------               ---               ----             -------     ------------
          0                 0                 0                 13              22,076        6,869,905
     ------            ------               ---               ----             -------     ------------
       (243)              652                 0                  0               3,772      (14,083,790)

      1,511             1,145                79                (83)             30,684      (12,088,765)
     ------            ------               ---               ----             -------     ------------

      1,268             1,797                79                (83)             34,456      (26,172,555)
     ------            ------               ---               ----             -------     ------------

     $1,268            $1,797               $79               $(70)            $56,532     $(19,302,650)
     ======            ======               ===               ====             =======     ============

                                 MONY AMERICA

                              Variable Account L

                      STATEMENT OF CHANGES IN NET ASSETS


                                                  Corporate Sponsored Variable Universal Life
                               --------------------------------------------------------------------------------
                                                            MONY Series Fund, Inc.
                               --------------------------------------------------------------------------------
                                          Money                   Intermediate                Long Term
                                          Market                    Term Bond                    Bond
                                        Subaccount                 Subaccount                 Subaccount
                               ---------------------------  ------------------------  -------------------------
                                For the year  For the year  For the year For the year For the year  For the year
                                   ended         ended         ended        ended        ended         ended
                                December 31,  December 31,  December 31, December 31, December 31,  December 31,
                                    2002          2001          2002         2001         2002          2001
                               -------------  ------------  ------------ ------------ ------------  ------------
From operations:
 Net investment income........ $     562,105  $    933,202  $   254,493  $   272,408  $  1,633,740  $ 1,515,419
 Net realized gain (loss) on
   investments................             0             0       31,956       11,338       572,882     (197,513)
 Net change in unrealized
   appreciation
   (depreciation) of
   investments................             0             0      362,726        2,144       235,098      501,508
                               -------------  ------------  -----------  -----------  ------------  -----------
Net increase (decrease) in
 net assets resulting from
 operations...................       562,105       933,202      649,175      285,890     2,441,720    1,819,414
                               -------------  ------------  -----------  -----------  ------------  -----------
From unit transactions:
 Net proceeds from the
   issuance of units..........   159,174,707    39,130,556    7,153,538    4,489,766     7,242,676    9,332,668
 Net asset value of units
   redeemed or used to meet
   contract obligations.......  (156,981,267)  (38,320,196)  (3,640,637)  (3,233,493)  (37,696,415)  (1,968,116)
                               -------------  ------------  -----------  -----------  ------------  -----------
Net increase (decrease) from
 unit transactions............     2,193,440       810,360    3,512,901    1,256,273   (30,453,739)   7,364,552
                               -------------  ------------  -----------  -----------  ------------  -----------
Net increase (decrease) in
 net assets...................     2,755,545     1,743,562    4,162,076    1,542,163   (28,012,019)   9,183,966
Net assets beginning of year..    32,109,599    30,366,037    4,128,592    2,586,429    32,731,737   23,547,771
                               -------------  ------------  -----------  -----------  ------------  -----------
Net assets end of year*....... $  34,865,144  $ 32,109,599  $ 8,290,668  $ 4,128,592  $  4,719,718  $32,731,737
                               =============  ============  ===========  ===========  ============  ===========
Unit transactions:
Units outstanding beginning
 of year......................     2,596,777     2,549,112      329,727      224,102     2,621,046    2,004,098
Units issued during the year..    13,150,070     3,197,234      561,706      375,738       544,551      785,272
Units redeemed during the year   (12,968,861)   (3,149,569)    (285,868)    (270,113)   (2,834,259)    (168,324)
                               -------------  ------------  -----------  -----------  ------------  -----------
Units outstanding end of year.     2,777,986     2,596,777      605,565      329,727       331,338    2,621,046
                               =============  ============  ===========  ===========  ============  ===========
----------
*  Includes undistributed net
   investment income of:       $   2,967,939  $  2,405,834  $   695,527  $   441,034  $  5,526,419  $ 3,892,679
                               =============  ============  ===========  ===========  ============  ===========

                      See notes to financial statements.

                              Corporate Sponsored Variable Universal Life
------------------------------------------------------------------------------------------------------
 MONY Series Fund, Inc.                           Enterprise Accumulation Trust
------------------------  ----------------------------------------------------------------------------
       Government                                         Small Company
       Securities                  Equity                     Value                    Managed
       Subaccount                Subaccount                Subaccount                Subaccount
------------------------  ------------------------  ------------------------  ------------------------
For the year For the year For the year For the year For the year For the year For the year For the year
   ended        ended        ended        ended        ended        ended        ended        ended
December 31, December 31, December 31, December 31, December 31, December 31, December 31, December 31,
    2002         2001         2002         2001         2002         2001         2002         2001
------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------
$   101,637   $  139,985  $         0  $   685,822  $    63,989   $  316,699   $   2,113    $  13,855
    108,193        9,082   (1,637,505)  (1,019,400)    (431,113)     (90,609)    (78,718)     (97,625)

     41,048       43,099    1,076,136     (332,988)     198,112     (175,605)     25,918       39,211
-----------   ----------  -----------  -----------  -----------   ----------   ---------    ---------

    250,878      192,166     (561,369)    (666,566)    (169,012)      50,485     (50,687)     (44,559)
-----------   ----------  -----------  -----------  -----------   ----------   ---------    ---------
  2,829,028      475,233    1,200,480    2,587,029    3,343,609      966,761     842,838      204,546

 (2,260,783)    (378,180)  (2,668,585)    (617,028)  (2,310,044)    (800,766)   (818,125)    (346,309)
-----------   ----------  -----------  -----------  -----------   ----------   ---------    ---------

    568,245       97,053   (1,468,105)   1,970,001    1,033,565      165,995      24,713     (141,763)
-----------   ----------  -----------  -----------  -----------   ----------   ---------    ---------
    819,123      289,219   (2,029,474)   1,303,435      864,553      216,480     (25,974)    (186,322)
  3,146,048    2,856,829    3,613,057    2,309,622    1,221,688    1,005,208     188,468      374,790
-----------   ----------  -----------  -----------  -----------   ----------   ---------    ---------
$ 3,965,171   $3,146,048  $ 1,583,583  $ 3,613,057  $ 2,086,241   $1,221,688   $ 162,494    $ 188,468
===========   ==========  ===========  ===========  ===========   ==========   =========    =========
    252,208      244,081      341,080      177,032       73,925       64,061      16,988       30,018
    219,133       39,169      164,560      228,323      227,747       59,158      54,534       17,175
   (173,063)     (31,042)    (293,859)     (64,275)    (162,564)     (49,294)    (52,935)     (30,205)
-----------   ----------  -----------  -----------  -----------   ----------   ---------    ---------
    298,278      252,208      211,781      341,080      139,108       73,925      18,587       16,988
===========   ==========  ===========  ===========  ===========   ==========   =========    =========

$   412,237   $  310,600  $ 1,423,726  $ 1,423,726  $   583,206   $  519,217   $ 301,570    $ 299,457
===========   ==========  ===========  ===========  ===========   ==========   =========    =========

                                 MONY AMERICA

                              Variable Account L

                STATEMENT OF CHANGES IN NET ASSETS (continued)


                                                Corporate Sponsored Variable Universal Life
                               -----------------------------------------------------------------------------
                                                       Enterprise Accumulation Trust
                               -----------------------------------------------------------------------------
                                 International Growth                                 Small Company Growth
                                      Subaccount         High Yield Bond Subaccount        Subaccount
                               ------------------------  -------------------------  ------------------------

                               For the year For the year For the year  For the year For the year For the year
                                  ended        ended        ended         ended        ended        ended
                               December 31, December 31, December 31,  December 31, December 31, December 31,
                                   2002         2001         2002          2001         2002         2001
                               ------------ ------------ ------------  ------------ ------------ ------------
From operations:
 Net investment income........   $  1,266    $  15,618   $  1,551,697  $ 2,280,621  $         0   $  19,613
 Net realized gain (loss) on
   investments................    (25,312)     (59,083)       341,365     (652,869)    (232,463)    (21,372)
 Net change in unrealized
   appreciation
   (depreciation) of
   investments................     (8,100)     (12,504)    (3,815,510)    (277,653)    (330,365)     (9,007)
                                 --------    ---------   ------------  -----------  -----------   ---------
Net increase (decrease) in
 net assets resulting from
 operations...................    (32,146)     (55,969)    (1,922,448)   1,350,099     (562,828)    (10,766)
                                 --------    ---------   ------------  -----------  -----------   ---------
From unit transactions:
 Net proceeds from the
   issuance of units..........    133,180       93,070      2,371,278    7,078,402    2,626,190     421,391
 Net asset value of units
   redeemed or used to meet
   contract obligations.......    (77,872)    (116,980)   (26,057,777)  (1,664,314)  (1,034,096)   (245,356)
                                 --------    ---------   ------------  -----------  -----------   ---------
Net increase (decrease) from
 unit transactions............     55,308      (23,910)   (23,686,499)   5,414,088    1,592,094     176,035
                                 --------    ---------   ------------  -----------  -----------   ---------
Net increase (decrease) in
 net assets...................     23,162      (79,879)   (25,608,947)   6,764,187    1,029,266     165,269
Net assets beginning of period    135,001      214,880     27,344,174   20,579,987      587,103     421,834
                                 --------    ---------   ------------  -----------  -----------   ---------
Net assets end of period*.....   $158,163    $ 135,001   $  1,735,227  $27,344,174  $ 1,616,369   $ 587,103
                                 ========    =========   ============  ===========  ===========   =========
Unit transactions:
Units outstanding beginning
 of period....................     15,232       17,506      2,336,577    1,862,334       55,453      38,329
Units issued during the period     16,473        9,388        219,258      608,313      239,949      39,610
Units redeemed during the
 period.......................     (9,548)     (11,662)    (2,409,408)    (134,070)     (94,483)    (22,486)
                                 --------    ---------   ------------  -----------  -----------   ---------
Units outstanding end of
 period.......................     22,157       15,232        146,427    2,336,577      200,919      55,453
                                 ========    =========   ============  ===========  ===========   =========
----------
*  Includes undistributed net
   investment income of:         $162,354    $ 161,088   $  7,314,379  $ 5,762,682  $    21,257   $  21,257
                                 ========    =========   ============  ===========  ===========   =========

** Commencement of operations

                      See notes to financial statements.

                                      Corporate Sponsored Variable Universal Life
------------------------------------------------------------------------------------------------------------------------
      Enterprise Accumulation Trust                Dreyfus Variable Investment Fund
----------------------------------------  --------------------------------------------------
                           Total Return                                Small Company Stock       Dreyfus Stock Index
    Growth Subaccount       Subaccount     Appreciation Subaccount         Subaccount                 Subaccount
------------------------  --------------- ------------------------  ------------------------  -------------------------
                          For the period
For the year For the year July 26, 2002** For the year For the year For the year For the year For the year  For the year
   ended        ended         through        ended        ended        ended        ended        ended         ended
December 31, December 31,  December 31,   December 31, December 31, December 31, December 31, December 31,  December 31,
    2002         2001          2002           2002         2001         2002         2001         2002          2001
------------ ------------ --------------- ------------ ------------ ------------ ------------ ------------  ------------

 $   21,559   $   1,074     $   368,454   $    30,450  $    18,671   $    2,739   $      881  $    561,642  $   722,735
    (38,190)    (67,869)         72,376      (645,165)    (249,560)     (44,131)      26,737    (6,036,329)    (724,739)

   (500,198)     (1,436)        277,609      (119,748)     (47,252)    (134,182)     (83,771)   (5,436,895)  (5,136,286)
 ----------   ---------     -----------   -----------  -----------   ----------   ----------  ------------  -----------

   (516,829)    (68,231)        718,439      (734,463)    (278,141)    (175,574)     (56,153)  (10,911,582)  (5,138,290)
 ----------   ---------     -----------   -----------  -----------   ----------   ----------  ------------  -----------

  6,282,157     109,589      16,671,246     6,378,767    1,291,872    1,081,984      287,401    15,850,143   19,635,012

   (213,486)   (780,266)     (4,146,161)   (5,339,029)  (1,329,911)    (525,073)    (431,872)  (18,236,339)  (5,292,602)
 ----------   ---------     -----------   -----------  -----------   ----------   ----------  ------------  -----------
  6,068,671    (670,677)     12,525,085     1,039,738      (38,039)     556,911     (144,471)   (2,386,196)  14,342,410
 ----------   ---------     -----------   -----------  -----------   ----------   ----------  ------------  -----------
  5,551,842    (738,908)     13,243,524       305,275     (316,180)     381,337     (200,624)  (13,297,778)   9,204,120
    241,093     980,001               0     2,160,800    2,476,980      917,260    1,117,884    47,985,630   38,781,510
 ----------   ---------     -----------   -----------  -----------   ----------   ----------  ------------  -----------
 $5,792,935   $ 241,093     $13,243,524   $ 2,466,075  $ 2,160,800   $1,298,597   $  917,260  $ 34,687,852  $47,985,630
 ==========   =========     ===========   ===========  ===========   ==========   ==========  ============  ===========

     29,036     103,205               0       162,699      168,512       84,950      101,945     3,736,835    2,652,230
    911,017      12,052       1,666,614       369,620       88,724      125,979       27,361     1,698,813    1,466,686
    (30,959)    (86,221)       (407,190)     (309,372)     (94,537)     (61,136)     (44,356)   (1,956,318)    (382,081)
 ----------   ---------     -----------   -----------  -----------   ----------   ----------  ------------  -----------
    909,094      29,036       1,259,424       222,947      162,699      149,793       84,950     3,479,330    3,736,835
 ==========   =========     ===========   ===========  ===========   ==========   ==========  ============  ===========

 $   24,254   $   2,695     $   368,454   $   113,166  $    82,716   $    6,315   $    3,576  $  2,707,374  $ 2,145,732
 ==========   =========     ===========   ===========  ===========   ==========   ==========  ============  ===========

                                 MONY AMERICA

                              Variable Account L

                STATEMENT OF CHANGES IN NET ASSETS (continued)

                                                    Corporate Sponsored Variable Universal Life
                               ---------------------------------------------------------------------------------------
                                                                                                  Van Eck Worldwide
                                                                                                   Insurance Trust
                                                                                              ------------------------
                                                                Dreyfus
                                                               Variable
                                                              Investment
                                                                 Fund            Dreyfus
                                                             International      Small Cap
                               Dreyfus Socially Responsible      Value         Stock Index
                                   Growth Subaccount          Subaccount       Subaccount      Hard Assets Subaccount
                               ---------------------------  --------------- ----------------- ------------------------
                                                            For the period   For the period
                               For the year   For the year  July 15, 2002** August 16, 2002** For the year For the year
                                  ended          ended          through          through         ended        ended
                               December 31,   December 31,   December 31,     December 31,    December 31, December 31,
                                   2002           2001           2002             2002            2002         2001
                               ------------   ------------  --------------- ----------------- ------------ ------------
From operations:
 Net investment income........ $       106      $    161      $   49,136       $    4,739      $     372     $   258
 Net realized gain (loss) on
   investments................     (82,955)      (65,809)        (11,185)          (1,615)        (6,049)         67
 Net change in unrealized
   appreciation
   (depreciation) of
   investments................       3,334        13,257        (593,946)        (119,562)         9,980      (3,810)
                               -----------      --------      ----------       ----------      ---------     -------
Net increase (decrease) in
 net assets resulting from
 operations...................     (79,515)      (52,391)       (555,995)        (116,438)         4,303      (3,485)
                               -----------      --------      ----------       ----------      ---------     -------
From unit transactions:
 Net proceeds from the
   issuance of units..........   1,047,115       140,760       6,374,770        3,359,262        237,591      22,620
 Net asset value of units
   redeemed or used to meet
   contract obligations.......  (1,174,271)      (58,986)       (116,656)         (50,447)      (119,815)     (4,442)
                               -----------      --------      ----------       ----------      ---------     -------
Net increase (decrease) from
 unit transactions............    (127,156)       81,774       6,258,114        3,308,815        117,776      18,178
                               -----------      --------      ----------       ----------      ---------     -------
Net increase (decrease) in
 net assets...................    (206,671)       29,383       5,702,119        3,192,377        122,079      14,693
Net assets beginning of period     241,185       211,802               0                0         37,372      22,679
                               -----------      --------      ----------       ----------      ---------     -------
Net assets end of period*..... $    34,514      $241,185      $5,702,119       $3,192,377      $ 159,451     $37,372
                               ===========      ========      ==========       ==========      =========     =======
Unit transactions:
Units outstanding beginning
 of period....................      29,198        19,852               0                0          3,747       2,039
Units issued during the period     192,021        16,660         729,449          392,735         25,634       2,132
Units redeemed during the
 period.......................    (215,339)       (7,314)        (14,492)          (6,084)       (12,927)       (424)
                               -----------      --------      ----------       ----------      ---------     -------
Units outstanding end of
 period.......................       5,880        29,198         714,957          386,651         16,454       3,747
                               ===========      ========      ==========       ==========      =========     =======
----------
*  Includes undistributed net
   investment income of:       $     4,583      $  4,477      $   49,136       $    4,739      $     675     $   303
                               ===========      ========      ==========       ==========      =========     =======

** Commencement of operations

                      See notes to financial statements.

                              Corporate Sponsored Variable Universal Life
------------------------------------------------------------------------------------------------------

         Van Eck Worldwide Insurance Trust                              T. Rowe Price
--------------------------------------------------   --------------------------------------------------

                          Worldwide Emerging Markets
Worldwide Bond Subaccount        Subaccount          Equity Income Subaccount  Prime Reserve Subaccount
------------------------  ------------------------   ------------------------  ------------------------

For the year For the year For the year  For the year For the year For the year For the year For the year
   ended        ended        ended         ended        ended        ended        ended        ended
December 31, December 31, December 31,  December 31, December 31, December 31, December 31, December 31,
    2002         2001         2002          2001         2002         2001         2002         2001
------------ ------------ ------------  ------------ ------------ ------------ ------------ ------------
 $       0     $  3,988    $     213     $       0   $   391,282   $  124,285   $   12,906    $ 10,591
     5,569         (296)      (4,043)      (48,662)     (293,605)      17,483            0           0

    11,863       (8,070)       2,047        46,754    (1,405,309)    (120,429)           0           0
 ---------     --------    ---------     ---------   -----------   ----------   ----------    --------

    17,432       (4,378)      (1,783)       (1,908)   (1,307,632)      21,339       12,906      10,591
 ---------     --------    ---------     ---------   -----------   ----------   ----------    --------
   105,258       12,364       66,485        99,418    32,997,096    3,334,123    1,944,041     109,738

  (101,514)     (16,792)    (102,739)     (132,990)   (2,751,959)    (770,471)           0     (60,303)
 ---------     --------    ---------     ---------   -----------   ----------   ----------    --------

     3,744       (4,428)     (36,254)      (33,572)   30,245,137    2,563,652    1,944,041      49,435
 ---------     --------    ---------     ---------   -----------   ----------   ----------    --------
    21,176       (8,806)     (38,037)      (35,480)   28,937,505    2,584,991    1,956,947      60,026
    78,586       87,392      107,487       142,967     4,451,206    1,866,215      303,689     243,663
 ---------     --------    ---------     ---------   -----------   ----------   ----------    --------
 $  99,762     $ 78,586    $  69,450     $ 107,487   $33,388,711   $4,451,206   $2,260,636    $303,689
 =========     ========    =========     =========   ===========   ==========   ==========    ========
     7,936        8,374       20,273        26,477       367,716      156,427       26,335      21,977
     9,045          998       13,589        14,186     3,062,577      275,223      166,850       8,480
    (8,700)      (1,436)     (20,372)      (20,390)     (255,419)     (63,934)           0      (4,122)
 ---------     --------    ---------     ---------   -----------   ----------   ----------    --------
     8,281        7,936       13,490        20,273     3,174,874      367,716      193,185      26,335
 =========     ========    =========     =========   ===========   ==========   ==========    ========

 $   8,159     $  8,159    $     410     $     197   $   658,661   $  267,379   $   34,673    $ 21,767
 =========     ========    =========     =========   ===========   ==========   ==========    ========

                                 MONY AMERICA

                              Variable Account L

                STATEMENT OF CHANGES IN NET ASSETS (continued)

                                                Corporate Sponsored Variable Universal Life
                               ----------------------------------------------------------------------------
                                                               T. Rowe Price
                               ----------------------------------------------------------------------------
                                  International Stock        Limited Term Bond        New America Growth
                                      Subaccount                Subaccount                Subaccount
                               ------------------------  ------------------------  ------------------------
                               For the year For the year For the year For the year For the year For the year
                                  ended        ended        ended        ended        ended        ended
                               December 31, December 31, December 31, December 31, December 31, December 31,
                                   2002         2001         2002         2001         2002         2001
                               ------------ ------------ ------------ ------------ ------------ ------------
From operations:
 Net investment income........  $   22,274  $    34,924   $   14,130    $  1,690    $       0    $  12,388
 Net realized gain (loss) on
   investments................    (335,282)    (479,240)         234       1,556     (123,146)    (125,500)
 Net change in unrealized
   appreciation
   (depreciation) of
   investments................      81,231      (85,721)       7,857        (710)     (83,627)      64,278
                                ----------  -----------   ----------    --------    ---------    ---------
Net increase (decrease) in
 net assets resulting from
 operations...................    (231,777)    (530,037)      22,221       2,536     (206,773)     (48,834)
                                ----------  -----------   ----------    --------    ---------    ---------
From unit transactions:
 Net proceeds from the
   issuance of units..........   1,373,617    1,403,156    1,200,574      51,038      294,119      457,495
 Net asset value of units
   redeemed or used to meet
   contract obligations.......    (893,412)  (1,248,345)    (271,530)    (54,283)    (411,464)    (121,293)
                                ----------  -----------   ----------    --------    ---------    ---------
Net increase (decrease) from
 unit transactions............     480,205      154,811      929,044      (3,245)    (117,345)     336,202
                                ----------  -----------   ----------    --------    ---------    ---------
Net increase (decrease) in
 net assets...................     248,428     (375,226)     951,265        (709)    (324,118)     287,368
Net assets beginning of year..   1,652,973    2,028,199       32,901      33,610      764,189      476,821
                                ----------  -----------   ----------    --------    ---------    ---------
Net assets end of year*.......  $1,901,401  $ 1,652,973   $  984,166    $ 32,901    $ 440,071    $ 764,189
                                ==========  ===========   ==========    ========    =========    =========
Unit transactions:
Units outstanding beginning
 of year......................     183,999      175,616        2,760       3,058       76,446       42,050
Units issued during the year..     214,639      110,499       97,627       4,413       33,670       44,295
Units redeemed during the year    (139,603)    (102,116)     (22,080)     (4,711)     (48,708)      (9,899)
                                ----------  -----------   ----------    --------    ---------    ---------
Units outstanding end of year.     259,035      183,999       78,307       2,760       61,408       76,446
                                ==========  ===========   ==========    ========    =========    =========
----------
*  Includes undistributed net
   investment income of:        $  133,877  $   111,603   $   17,364    $  3,234    $  85,571    $  85,571
                                ==========  ===========   ==========    ========    =========    =========

                      See notes to financial statements.

                              Corporate Sponsored Variable Universal Life
------------------------------------------------------------------------------------------------------------
      T. Rowe Price                         Fidelity Variable Insurance Products Funds
------------------------   ----------------------------------------------------------------------------------
Personal Strategy Balanced                                                        VIP III Growth Opportunities
       Subaccount            VIP Growth Subaccount   VIP II Contrafund Subaccount        Subaccount
------------------------   ------------------------  ---------------------------  ---------------------------
For the year  For the year For the year For the year For the year   For the year  For the year   For the year
   ended         ended        ended        ended        ended          ended         ended          ended
December 31,  December 31, December 31, December 31, December 31,   December 31,  December 31,   December 31,
    2002          2001         2002         2001         2002           2001          2002           2001
------------  ------------ ------------ ------------ ------------   ------------  ------------   ------------

$    30,976    $   43,476  $     3,119  $    89,087  $    47,082    $    92,145    $   2,112       $    405
   (126,180)      (85,077)    (481,642)    (448,713)    (367,572)      (399,309)     (64,648)       (28,158)

       (223)       17,331     (197,188)      (9,623)    (195,931)        47,719           61          8,196
-----------    ----------  -----------  -----------  -----------    -----------    ---------       --------

    (95,427)      (24,270)    (675,711)    (369,249)    (516,421)      (259,445)     (62,475)       (19,557)
-----------    ----------  -----------  -----------  -----------    -----------    ---------       --------

  2,387,463     1,265,256    7,632,775    1,667,237    7,213,786      4,494,792      399,924        190,571

 (2,806,017)     (823,830)  (2,529,465)  (1,115,153)  (6,204,038)    (1,713,037)    (405,568)       (86,501)
-----------    ----------  -----------  -----------  -----------    -----------    ---------       --------
   (418,554)      441,426    5,103,310      552,084    1,009,748      2,781,755       (5,644)       104,070
-----------    ----------  -----------  -----------  -----------    -----------    ---------       --------
   (513,981)      417,156    4,427,599      182,835      493,327      2,522,310      (68,119)        84,513
  1,603,550     1,186,394    1,309,644    1,126,809    4,700,978      2,178,668      196,704        112,191
-----------    ----------  -----------  -----------  -----------    -----------    ---------       --------
$ 1,089,569    $1,603,550  $ 5,737,243  $ 1,309,644  $ 5,194,305    $ 4,700,978    $ 128,585       $196,704
===========    ==========  ===========  ===========  ===========    ===========    =========       ========

    138,027        99,656      152,490      108,046      540,827        219,956       27,752         13,546
    207,075       103,356    1,234,698      182,530      845,781        522,349       58,350         27,485
   (243,378)      (64,985)    (431,468)    (138,086)    (727,393)      (201,478)     (62,890)       (13,279)
-----------    ----------  -----------  -----------  -----------    -----------    ---------       --------
    101,724       138,027      955,720      152,490      659,215        540,827       23,212         27,752
===========    ==========  ===========  ===========  ===========    ===========    =========       ========

$   162,913    $  131,937  $   132,298  $   129,179  $   145,530    $    98,448    $   2,517       $    405
===========    ==========  ===========  ===========  ===========    ===========    =========       ========

                                 MONY AMERICA

                              Variable Account L

                STATEMENT OF CHANGES IN NET ASSETS (continued)

                                                                    Corporate Sponsored Variable Universal Life
                                                   ------------------------------------------------------------------------------
                                                                                                       The Universal Institutional
                                                       Fidelity Variable Insurance Products Funds             Funds, Inc.
                                                   --------------------------------------------------  --------------------------

                                                     VIP II Asset Manager    VIP III Growth and Income
                                                          Subaccount                Subaccount         Equity Growth Subaccount
                                                   ------------------------  ------------------------  --------------------------

                                                   For the year For the year For the year For the year For the year  For the year
                                                      ended        ended        ended        ended        ended         ended
                                                   December 31, December 31, December 31, December 31, December 31,  December 31,
                                                       2002         2001         2002         2001         2002          2001
                                                   ------------ ------------ ------------ ------------ ------------  ------------
From operations:
 Net investment income............................ $   192,613   $   90,123  $   116,713  $   503,663   $     324     $     589
 Net realized gain (loss) on investments..........    (325,616)    (103,948)  (1,308,281)    (695,834)   (145,798)      (91,393)
 Net change in unrealized appreciation
   (depreciation) of investments..................    (299,884)     (23,778)    (319,020)    (246,307)     23,047        14,509
                                                   -----------   ----------  -----------  -----------   ---------     ---------
Net increase (decrease) in net assets resulting
 from operations..................................    (432,887)     (37,603)  (1,510,588)    (438,478)   (122,427)      (76,295)
                                                   -----------   ----------  -----------  -----------   ---------     ---------
From unit transactions:
 Net proceeds from the issuance of units..........   3,691,462    5,436,931    7,710,503   11,823,666     713,408       377,839
 Net asset value of units redeemed or used to
   meet contract obligations......................  (4,216,402)    (731,485)  (8,961,487)  (5,974,560)   (851,042)     (248,615)
                                                   -----------   ----------  -----------  -----------   ---------     ---------
Net increase (decrease) from unit transactions....    (524,940)   4,705,446   (1,250,984)   5,849,106    (137,634)      129,224
                                                   -----------   ----------  -----------  -----------   ---------     ---------
Net increase (decrease) in net assets.............    (957,827)   4,667,843   (2,761,572)   5,410,628    (260,061)       52,929
Net assets beginning of period....................   5,151,654      483,811    9,775,691    4,365,063     422,652       369,723
                                                   -----------   ----------  -----------  -----------   ---------     ---------
Net assets end of period*......................... $ 4,193,827   $5,151,654  $ 7,014,119  $ 9,775,691   $ 162,591     $ 422,652
                                                   ===========   ==========  ===========  ===========   =========     =========
Unit transactions:
Units outstanding beginning of period.............     549,214       49,469    1,108,899      451,843      52,593        39,055
Units issued during the period....................     417,422      575,581      953,791    1,319,540     110,278        44,112
Units redeemed during the period..................    (476,781)     (75,836)  (1,108,538)    (662,484)   (134,825)      (30,574)
                                                   -----------   ----------  -----------  -----------   ---------     ---------
Units outstanding end of period...................     489,855      549,214      954,152    1,108,899      28,046        52,593
                                                   ===========   ==========  ===========  ===========   =========     =========
----------
*  Includes undistributed net investment income
   of:                                             $   282,736   $   90,123  $   626,833  $   510,120   $  27,685     $  27,361
                                                   ===========   ==========  ===========  ===========   =========     =========

** Commencement of operations

                      See notes to financial statements.


                               Corporate Sponsored Variable Universal Life
---------------------------------------------------------------------------------------------------------

                                 The Universal Institutional Funds, Inc.
---------------------------------------------------------------------------------------------------------
                                                        Emerging
 Core Plus Fixed Income                               Markets Debt   Global Value Equity    Real Estate
       Subaccount             Value Subaccount         Subaccount         Subaccount         Subaccount
------------------------  ------------------------  ---------------- -------------------- ----------------
                                                     For the period     For the period     For the period
For the year For the year For the year For the year August 8, 2002** September 13, 2002** August 5, 2002**
   ended        ended        ended        ended         through            through            through
December 31, December 31, December 31, December 31,   December 31,       December 31,       December 31,
    2002         2001         2002         2001           2002               2002               2002
------------ ------------ ------------ ------------ ---------------- -------------------- ----------------

 $  262,676   $  268,827   $   2,875     $  8,029       $  9,728           $   262           $  36,286
     72,724        6,060     (83,526)      (5,558)            17                 0                 737

     42,625       97,956       2,822       (7,453)           727              (336)            (11,932)
 ----------   ----------   ---------     --------       --------           -------           ---------

    378,025      372,843     (77,829)      (4,982)        10,472               (74)             25,091
 ----------   ----------   ---------     --------       --------           -------           ---------

  1,025,219      545,518     528,656      183,341        134,652            13,140             835,167

   (350,452)     (52,294)   (360,026)     (29,237)          (546)               (8)           (117,374)
 ----------   ----------   ---------     --------       --------           -------           ---------
    674,767      493,224     168,630      154,104        134,106            13,132             717,793
 ----------   ----------   ---------     --------       --------           -------           ---------
  1,052,792      866,067      90,801      149,122        144,578            13,058             742,884
  4,843,658    3,977,591     169,094       19,972              0                 0                   0
 ----------   ----------   ---------     --------       --------           -------           ---------
 $5,896,450   $4,843,658   $ 259,895     $169,094       $144,578           $13,058           $ 742,884
 ==========   ==========   =========     ========       ========           =======           =========

    397,278      356,647      13,722        1,655              0                 0                   0
     81,037       45,092      41,915       14,661         14,078             1,651              94,550
    (27,701)      (4,461)    (28,545)      (2,594)           (58)               (1)            (13,288)
 ----------   ----------   ---------     --------       --------           -------           ---------
    450,614      397,278      27,092       13,722         14,020             1,650              81,262
 ==========   ==========   =========     ========       ========           =======           =========

 $  764,481   $  501,805   $  11,339     $  8,464       $  9,728           $   262           $  36,286
 ==========   ==========   =========     ========       ========           =======           =========

                                 MONY AMERICA

                              Variable Account L

                STATEMENT OF CHANGES IN NET ASSETS (continued)

                                                Corporate Sponsored Variable Universal Life
                               ----------------------------------------------------------------------------
                                                            Janus Aspen Series
                               ----------------------------------------------------------------------------
                                      Aggressive                 Flexible                International
                                        Growth                    Income                    Growth
                                      Subaccount                Subaccount                Subaccount
                               ------------------------  ------------------------  ------------------------

                               For the year For the year For the year For the year For the year For the year
                                  ended        ended        ended        ended        ended        ended
                               December 31, December 31, December 31, December 31, December 31, December 31,
                                   2002         2001         2002         2001         2002         2001
                               ------------ ------------ ------------ ------------ ------------ ------------
From operations:
 Net investment income........ $         0  $         0  $   393,338   $  363,843  $    12,377  $    16,191
 Net realized gain (loss) on
   investments................    (950,807)  (1,011,086)     167,618       43,526     (361,467)  (1,372,973)
 Net change in unrealized
   appreciation
   (depreciation) of
   investments................     345,376      (50,868)     330,297       81,540      (53,330)     585,833
                               -----------  -----------  -----------   ----------  -----------  -----------
Net increase (decrease) in
 net assets resulting from
 operations...................    (605,431)  (1,061,954)     891,253      488,909     (402,420)    (770,949)
                               -----------  -----------  -----------   ----------  -----------  -----------
From unit transactions:
 Net proceeds from the
   issuance of units..........   3,361,534    2,164,256    6,237,531      371,803    2,894,479      804,711
 Net asset value of units
   redeemed or used to meet
   contract obligations.......  (3,069,955)  (1,202,446)  (2,673,397)    (716,353)  (2,581,580)  (2,275,785)
                               -----------  -----------  -----------   ----------  -----------  -----------
Net increase (decrease) from
 unit transactions............     291,579      961,810    3,564,134     (344,550)     312,899   (1,471,074)
                               -----------  -----------  -----------   ----------  -----------  -----------
Net increase (decrease) in
 net assets...................    (313,852)    (100,144)   4,455,387      144,359      (89,521)  (2,242,023)
Net assets beginning of period   1,739,071    1,839,215    6,412,592    6,268,233    1,291,140    3,533,163
                               -----------  -----------  -----------   ----------  -----------  -----------
Net assets end of period*..... $ 1,425,219  $ 1,739,071  $10,867,979   $6,412,592  $ 1,201,619  $ 1,291,140
                               ===========  ===========  ===========   ==========  ===========  ===========
Unit transactions:
Units outstanding beginning
 of period....................     373,628      239,319      559,685      589,418      164,542      345,650
Units issued during the period     740,447      358,936      521,542       32,669      381,473       88,448
Units redeemed during the
 period.......................    (689,188)    (224,627)    (222,631)     (62,402)    (340,235)    (269,556)
                               -----------  -----------  -----------   ----------  -----------  -----------
Units outstanding end of
 period.......................     424,887      373,628      858,596      559,685      205,780      164,542
                               ===========  ===========  ===========   ==========  ===========  ===========
----------
*  Includes undistributed net
   investment income of:       $    88,766  $    88,766  $   945,077   $  551,739  $   188,313  $   175,936
                               ===========  ===========  ===========   ==========  ===========  ===========

** Commencement of operations

                      See notes to financial statements.

                                                Corporate Sponsored Variable Universal Life
--------------------------------------------------------------------------------------------------------------------
                             Janus Aspen Series                                         Alger American Fund
----------------------------------------------------------------------------   ------------------------------------
        Worldwide                   Capital                  Strategic             Balanced
         Growth                  Appreciation                  Value                Growth         Mid Cap Growth
       Subaccount                 Subaccount                Subaccount            Subaccount         Subaccount
------------------------   ------------------------  ------------------------  ---------------- --------------------
                                                                                For the period     For the period
For the year  For the year For the year For the year For the year For the year August 5, 2002** September 13, 2002**
   ended         ended        ended        ended        ended        ended         through            through
December 31,  December 31, December 31, December 31, December 31, December 31,   December 31,       December 31,
    2002          2001         2002         2001         2002         2001           2002               2002
------------  ------------ ------------ ------------ ------------ ------------ ---------------- --------------------
$    59,566   $    33,437   $    8,476   $   17,654   $        0    $     7        $      0           $      0
   (881,743)     (897,108)    (310,294)    (155,353)     (17,735)    (1,363)             (6)               276
 (1,134,827)       51,933       37,560     (204,838)    (451,505)        30          (2,119)             4,581
-----------   -----------   ----------   ----------   ----------    -------        --------           --------
 (1,957,004)     (811,738)    (264,258)    (342,537)    (469,240)    (1,326)         (2,125)             4,857
-----------   -----------   ----------   ----------   ----------    -------        --------           --------
  5,128,178     9,596,205    1,272,340    1,240,714    1,847,941      3,940         206,964            151,593
 (5,567,350)   (2,362,410)    (937,232)    (467,016)     (79,006)       (72)           (478)            (6,446)
-----------   -----------   ----------   ----------   ----------    -------        --------           --------
   (439,172)    7,233,795      335,108      773,698    1,768,935      3,868         206,486            145,147
-----------   -----------   ----------   ----------   ----------    -------        --------           --------
 (2,396,176)    6,422,057       70,850      431,161    1,299,695      2,542         204,361            150,004
  8,196,716     1,774,659    1,267,842      836,681        3,422        880               0                  0
-----------   -----------   ----------   ----------   ----------    -------        --------           --------
$ 5,800,540   $ 8,196,716   $1,338,692   $1,267,842   $1,303,117    $ 3,422        $204,361           $150,004
===========   ===========   ==========   ==========   ==========    =======        ========           ========
  1,087,638       182,651      199,382      103,062          369         88               0                  0
  1,064,129     1,163,782      198,512      170,326      191,878        289          21,827             19,756
 (1,118,617)     (258,795)    (148,248)     (74,006)      (8,532)        (8)            (52)              (840)
-----------   -----------   ----------   ----------   ----------    -------        --------           --------
  1,033,150     1,087,638      249,646      199,382      183,715        369          21,775             18,916
===========   ===========   ==========   ==========   ==========    =======        ========           ========
$   194,614   $   135,048   $   31,423   $   22,947   $        7    $     7        $      0           $      0
===========   ===========   ==========   ==========   ==========    =======        ========           ========


----------------------
Lord Abbett Series Fund
-----------------------
        Mid-Cap
         Value
      Subaccount
-----------------------
    For the period
    July 15, 2002**
        through
     December 31,
         2002
-----------------------

      $   18,251
          (9,797)
         (28,419)
      ----------
         (19,965)
      ----------
       3,562,131
        (314,527)
      ----------
       3,247,604
      ----------
       3,227,639
               0
      ----------
      $3,227,639
      ==========
               0
         403,081
         (35,591)
      ----------
         367,490
      ==========
      $   18,251
      ==========

                                 MONY AMERICA

                              Variable Account L

                STATEMENT OF CHANGES IN NET ASSETS (continued)

                                                                 Corporate Sponsored Variable Universal Life
                               -----------------------------------------------------------------------------------
                                                                                Invesco Variable   PIMCO Variable
                                        MFS Variable Insurance Trust             Insurance Funds   Insurance Trust
                               ----------------------------------------------  ------------------- ---------------
                               New Discovery   Total Return                         Financial
                                   Series         Series     Utilities Series       Services         Real Return
                                 Subaccount     Subaccount      Subaccount         Subaccount        Subaccount
                               -------------- -------------- ----------------- ------------------- ---------------
                               For the period For the period  For the period     For the period    For the period
                                August 5,**   September 3,** October 8, 2002** November 26, 2002** July 26, 2002**
                                  through        through          through            through           through
                                December 31,   December 31,    December 31,       December 31,      December 31,
                                    2002           2002            2002               2002              2002
                               -------------- -------------- ----------------- ------------------- ---------------
From operations:
 Net investment income........    $      0       $      0          $  0              $   13          $   22,076
 Net realized gain (loss) on
   investments................        (243)           652             0                   0               3,772
 Net change in unrealized
   appreciation
   (depreciation) of
   investments................       1,511          1,145            79                 (83)             30,684
                                  --------       --------          ----              ------          ----------
Net increase (decrease) in
 net assets resulting from
 operations...................       1,268          1,797            79                 (70)             56,532
                                  --------       --------          ----              ------          ----------
From unit transactions:
 Net proceeds from the
   issuance of units..........      73,337        113,000           537               2,167           1,590,792
 Net asset value of units
   redeemed or used to meet
   contract obligations.......     (27,458)       (41,862)           (2)                (48)           (211,151)
                                  --------       --------          ----              ------          ----------
Net increase from
 unit transactions............      45,879         71,138           535               2,119           1,379,641
                                  --------       --------          ----              ------          ----------
Net increase in net assets....      47,147         72,935           614               2,049           1,436,173
Net assets beginning of period           0              0             0                   0                   0
                                  --------       --------          ----              ------          ----------
Net assets end of period*.....    $ 47,147       $ 72,935          $614              $2,049          $1,436,173
                                  ========       ========          ====              ======          ==========
Unit transactions:
Units outstanding beginning
 of period....................           0              0             0                   0                   0
Units issued during the period       9,516         12,205            67                 243             148,967
Units redeemed during the
 period.......................      (3,604)        (4,456)            0                  (5)            (19,630)
                                  --------       --------          ----              ------          ----------
Units outstanding end of
 period.......................       5,912          7,749            67                 238             129,337
                                  ========       ========          ====              ======          ==========
----------
*  Includes undistributed net
   investment income of:          $      0       $      0          $  0              $   13          $   22,076
                                  ========       ========          ====              ======          ==========

                               ----------------------------





                                          Total
                               ---------------------------




                                    2002          2001
                               -------------  ------------
From operations:
 Net investment income........ $   6,869,905  $  8,652,364
 Net realized gain (loss) on
   investments................   (14,083,790)   (9,080,170)
 Net change in unrealized
   appreciation
   (depreciation) of
   investments................   (12,088,765)   (5,222,811)
                               -------------  ------------
Net increase (decrease) in
 net assets resulting from
 operations...................   (19,302,650)   (5,650,617)
                               -------------  ------------
From unit transactions:
 Net proceeds from the
   issuance of units..........   340,910,428   131,900,788
 Net asset value of units
   redeemed or used to meet
   contract obligations.......  (310,312,413)  (75,792,088)
                               -------------  ------------
Net increase from
 unit transactions............    30,598,015    56,108,700
                               -------------  ------------
Net increase in net assets....    11,295,365    50,458,083
Net assets beginning of period   211,264,246   160,806,163
                               -------------  ------------
Net assets end of period*..... $ 222,559,611  $211,264,246
                               =============  ============
Unit transactions:
Units outstanding beginning
 of period....................
Units issued during the period
Units redeemed during the
 period.......................

Units outstanding end of
 period.......................

----------
*  Includes undistributed net
   investment income of:       $  27,317,173  $ 20,447,268
                               =============  ============

** Commencement of operations

                      See notes to financial statements.

                                 MONY AMERICA

                              Variable Account L

                         NOTES TO FINANCIAL STATEMENTS


1. Organization and Business:

MONY America Variable Account L (the "Variable Account") is a separate investment account established on February 19, 1985 by MONY Life Insurance Company of America ("MONY America"), under the laws of the State of Arizona.

The Variable Account operates as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). The Variable Account holds assets that are segregated from all of MONY America's other assets and, at present, is used to support Flexible Premium Variable Life Insurance Policies, which include Variable Life Insurance (Strategist), Variable Universal Life (MONYEquity Master, MONY Custom Equity Master, MONY Custom Estate Master and MONY Variable Universal Life), Corporate Sponsored Variable Universal Life and Survivorship Variable Universal Life Insurance Policies. These policies are issued by MONY America, which is a wholly-owned subsidiary of MONY Life Insurance Company ("MONY"). For presentation purposes, the information related only to the Corporate Sponsored Variable Universal Life Insurance Policies (CSVUL) is presented here.

There are currently fifty-four Corporate Sponsored Variable Universal Life Subaccounts available within the Variable Account, and each invests only in a corresponding portfolio of the MONY Series Fund, Inc. (the "Fund"), the Enterprise Accumulation Trust ("Enterprise"), the Dreyfus Variable Investment Fund, the Dreyfus Stock Index Fund, the Dreyfus Socially Responsible Growth Fund, Inc., the Dreyfus Investment Portfolios, the Van Eck Worldwide Insurance Trust, T. Rowe Price, Fidelity Variable Insurance Products Funds, Janus Aspen Series, The Universal Institutional Funds, Inc., Alger American Series, Lord Abbett Series Fund, MFS Variable Insurance Trust, PIMCO Variable Insurance Trust and INVESCO Variable Insurance Trust (collectively the "Funds"). The Funds are registered under the 1940 Act as open-end, diversified, management investment companies. The Fund and Enterprise are affiliated with MONY.

These financial statements should be read in conjunction with the financial statements and footnotes of the Funds, which were distributed by MONY America to the policyholders.

2. Significant Accounting Policies:

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

  Investments:

The investment in shares of each of the respective Funds' portfolios is stated at value which is the net asset value of the respective portfolio as reported by such portfolio. Net asset values are based upon market or fair valuations of the securities held in each of the corresponding portfolios of the Funds. For the Money Market Portfolio, the net asset value is based on amortized cost of the securities held, which approximates market value.

  Investment Transactions and Investment Income:

Investments in the portfolios of the Funds are recorded on the trade date. Realized gains and losses on redemption of investments in the portfolios of the Funds are determined on the identified cost basis. Dividend income and distributions of net realized gains from the portfolios of the Funds are recorded on ex-dividend date. Investment income includes dividends from net investment income and distributions of net realized gains received from the respective portfolios of the Funds. Dividends and distributions received are reinvested in additional shares of the respective portfolios of the Funds.

  Taxes:

MONY America is currently taxed as a life insurance company and will include the Variable Account's operations in its tax return. MONY America does not expect, based on current tax law, to incur any income tax burden upon the earnings or realized

                                 MONY AMERICA

                              Variable Account L

                   NOTES TO FINANCIAL STATEMENTS (continued)


gains attributable to the Variable Account. Based on this expectation, no charges are currently being deducted from the Variable Account for Federal income tax purposes.

3. Related Party Transactions:

MONY America is the legal owner of the assets held by the Variable Account.

Policy premiums received from MONY America by the Variable Account represent gross policy premiums recorded by MONY America less deductions retained as compensation for certain sales distribution expenses and premium taxes.

The cost of insurance, administration charges, mortality and expense risk charges and, if applicable, the cost of any optional benefits added by riders to the insurance policies are deducted monthly from the cash value of the contract to compensate MONY America. A surrender charge may be imposed by MONY America when a full or partial surrender is requested by the policyholders. These deductions are treated as contractholder redemptions by the Variable Account. The amount deducted for the Corporate Sponsored Variable Universal Life Subaccounts for the period ended December 31, 2002 aggregated $20,577,889.

As investment adviser to the Fund, MONY America receives amounts paid by the Fund for those services.

Enterprise Capital Management, Inc., a wholly-owned subsidiary of MONY, acts as investment adviser to the portfolios of Enterprise, and it receives amounts paid by Enterprise for those services.

MONY America and MONY receive fees directly from certain Funds for maintaining and servicing policyholders' accounts. During the period ended December 31, America received $154,831 in aggregate from certain Funds in connection with Corporate Sponsored Variable Universal Life subaccounts.

4. Investment Transactions:

Cost of shares acquired and proceeds from shares redeemed by each subaccount during the year ended December 31, 2002 were as follows:

                                                        Cost of Shares Acquired   Proceeds from
                                                        (Excludes Reinvestments) Shares Redeemed
                                                        ------------------------ ---------------
Corporate Sponsored Variable Universal Life Subaccounts

MONY Series Fund, Inc.
Money Market Portfolio.................................       $70,799,141          $68,605,701
Intermediate Term Bond Portfolio.......................         6,060,479            2,547,578
Long Term Bond Portfolio...............................         6,464,938           36,918,677
Government Securities Portfolio........................         2,809,495            2,241,250

Enterprise Accumulation Trust
Equity Portfolio.......................................         1,213,126            2,681,231
Small Company Value Portfolio..........................         3,881,967            2,848,402
Managed Portfolio......................................           735,186              710,473
International Growth Portfolio.........................           127,157               71,849
High Yield Bond Portfolio..............................         2,835,833           26,522,332
Small Company Growth Portfolio.........................         3,017,013            1,424,919
Growth Portfolio.......................................         6,503,712              435,041
Total Return Portfolio.................................        16,678,731            4,153,646

                                 MONY AMERICA

                              Variable Account L

                   NOTES TO FINANCIAL STATEMENTS (continued)


                                               Cost of Shares Acquired   Proceeds from
                                               (Excludes Reinvestments) Shares Redeemed
                                               ------------------------ ---------------

Dreyfus Variable Investment Fund
Appreciation Portfolio........................       $ 5,629,211          $ 4,589,473
Small Company Stock Portfolio.................           923,457              366,546
International Value Portfolio.................         6,368,854              110,740

Dreyfus
Dreyfus Stock Index Fund......................        17,353,861           19,740,057
Dreyfus Socially Responsible Growth Fund, Inc.           750,022              877,178
Dreyfus Small Cap Stock Index.................         3,359,262               50,447

Van Eck Worldwide Insurance Trust
Hard Assets Portfolio.........................           242,541              124,765
Worldwide Bond Portfolio......................            98,583               94,839
Worldwide Emerging Markets Portfolio..........            71,061              107,315

T. Rowe Price
Equity Income Portfolio.......................        34,251,588            4,006,451
Prime Reserve Portfolio.......................         2,370,375              426,334
International Stock Portfolio.................         2,870,962            2,390,757
Limited Term Bond Portfolio...................         1,148,118              219,074
New America Growth Portfolio..................           280,101              397,446
Personal Strategy Balanced Portfolio..........         2,957,677            3,376,231

Fidelity Variable Insurance Products Funds
VIP Growth Portfolio..........................         7,792,157            2,688,847
VIP II Contrafund Portfolio...................         5,700,280            4,690,532
VIP III Growth Opportunities Portfolio........           340,923              346,567
VIP II Asset Manager Portfolio................         1,574,732            2,099,672
VIP III Growth and Income Portfolio...........         4,673,686            5,924,670

The Universal Institutional Funds, Inc.
Equity Growth Portfolio.......................           802,226              939,860
Core Plus Fixed Income Portfolio..............         1,497,085              822,318
Value Portfolio...............................           718,727              550,097
Emerging Markets Debt Portfolio...............           134,673                  567
Global Value Equity Portfolio.................            13,134                    2
Real Estate Portfolio.........................           838,205              120,412

Janus Aspen Series
Aggressive Growth Portfolio...................         3,229,436            2,937,857
Flexible Income Portfolio.....................         6,134,196            2,570,062
International Growth Portfolio................         1,303,105              990,206
Worldwide Growth Portfolio....................         5,125,643            5,564,815
Capital Appreciation Portfolio................         1,956,851            1,621,743
Strategic Value Portfolio.....................         1,844,842               75,907

The Alger American
Balanced Growth Portfolio.....................           206,803                  317
Mid Cap Growth Portfolio......................           151,577                6,430

Lord Abbett Series
Mid-Cap Value Portfolio.......................         3,524,417              276,813

MFS Variable Insurance Trust
New Discovery Series Portfolio................            73,337               27,458
Total Return Series Portfolio.................           109,653               38,515
Utilities Series Portfolio....................               537                    2

                                 MONY AMERICA

                              Variable Account L

                   NOTES TO FINANCIAL STATEMENTS (continued)


                                   Cost of Shares Acquired   Proceeds from
                                   (Excludes Reinvestments) Shares Redeemed
                                   ------------------------ ---------------

    Invesco Variable Investment
    Financial Services Portfolio..        $    2,119           $      0

    PIMCO Variable Insurance Trust
    Real Return Portfolio.........         1,587,156            207,515

5. Financial Highlights:

For a unit outstanding throughout the year ended December 31, 2002:

                                                                                 For the period ended
                                                          At December 31, 2002    December 31, 2002
                                                        ------------------------ -------------------
                                                                          Net    Investment
                                                                   Unit  Assets    Income     Total
                                                          Units   Values (000s)    Ratio*    Return**
                                                        --------- ------ ------- ----------  --------
Corporate Sponsored Variable Universal Life Subaccounts

MONY Series Fund, Inc.
Money Market Subaccount................................ 2,777,986 $12.55 $34,865    1.51%       1.46%
Intermediate Term Bond Subaccount......................   605,565  13.69   8,291    3.68        9.35
Long Term Bond Subaccount..............................   331,338  14.24   4,720    7.14       14.01
Government Securities Subaccount.......................   298,278  13.29   3,965    2.76        6.58

Enterprise Accumulation Trust
Equity Subaccount......................................   211,781   7.48   1,584    0.00      (29.37)
Small Company Value Subaccount.........................   139,108  15.00   2,086    0.41       (9.26)
Managed Subaccount.....................................    18,587   8.74     162    1.09      (21.19)
International Growth Subaccount........................    22,157   7.14     158    0.83      (19.41)
High Yield Bond Subaccount.............................   146,427  11.88   1,735    8.65        1.54
Small Company Growth Subaccount........................   200,919   8.04   1,616    0.00      (24.08)
Growth Subaccount......................................   909,094   6.37   5,793    0.74      (23.25)
Total Return Subaccount (1)............................ 1,259,424  10.52  13,244    2.79(/\)    5.20

Dreyfus Variable Investment Fund
Appreciation Subaccount................................   222,947  11.06   2,466    0.96      (16.72)
Small Company Stock Subaccount.........................   149,793   8.67   1,299    0.28      (19.72)

Dreyfus
Dreyfus Stock Index Subaccount......................... 3,479,330   9.97  34,688    1.34      (22.35)
Dreyfus Socially Responsible Growth Subaccount.........     5,880   5.87      35    0.06      (28.93)
Dreyfus Small Cap Stock Index (3)......................   386,651   8.26   3,192    0.39(/\)  (17.40)

Van Eck Worldwide Insurance Trust
Hard Assets Subaccount.................................    16,454   9.69     159    0.41       (2.81)
Worldwide Bond Subaccount..............................     8,281  12.05     100    0.00       21.72
Worldwide Emerging Markets Subaccount..................    13,490   5.15      69    0.21       (2.83)

Dreyfus Variable Investment Fund
International Value Subaccount (2).....................   714,957   7.98   5,702    2.18(/\)  (20.20)

T. Rowe Price
Equity Income Bond Subaccount.......................... 3,174,874  10.52  33,389    2.39      (13.13)
Prime Reserve Subaccount...............................   193,185  11.70   2,261    1.37        1.47
International Stock Subaccount.........................   259,035   7.34   1,901    1.18      (18.26)
Limited Term Bond Subaccount...........................    78,307  12.57     984    4.51        5.45
New America Growth Subaccount..........................    61,408   7.17     440    0.00      (28.30)
Personal Strategy Balanced Subaccount..................   101,724  10.71   1,090    2.40       (7.83)

                                 MONY AMERICA

                              Variable Account L

                   NOTES TO FINANCIAL STATEMENTS (continued)


                                                                            For the period ended
                                                 At December 31, 2002         December 31, 2002
                                           -------------------------------- -------------------
                                                                            Investment
                                                                 Net Assets   Income     Total
                                             Units   Unit Values   (000s)     Ratio*    Return**
                                           --------- ----------- ---------- ----------  --------

Fidelity Variable Insurance Products Funds
VIP Growth Subaccount.....................   955,720   $ 6.00     $ 5,737      0.10%     (30.15)%
VIP II Contrafund Subaccount..............   659,215     7.88       5,194      0.85       (9.32)
VIP III Growth Opportunities Subaccount...    23,212     5.54         129      1.17      (21.86)
VIP II Asset Manager Subaccount...........   489,855     8.56       4,194      4.16       (8.74)
VIP III Growth and Income Subaccount......   954,152     7.35       7,014      1.40      (16.67)

The Universal Institutional Funds, Inc.
Equity Growth Subaccount..................    28,046     5.80         163      0.10      (27.86)
Core Plus Fixed Income Subaccount.........   450,614    13.09       5,896      3.89        7.38
Value Subaccount..........................    27,092     9.59         260      1.10      (22.16)
Emerging Markets Debt Subaccount (4)......    14,020    10.31         145     21.52(/\)    3.10
Global Value Equity Subaccount (5)........     1,650     7.91          13      9.09(/\)  (20.90)
Real Estate Subaccount (6)................    81,262     9.14         743     11.14(/\)   (8.60)

Janus Aspen Series
Aggressive Growth Subaccount..............   424,887     3.35       1,425      0.00      (27.96)
Flexible Income Subaccount................   858,596    12.66      10,868      4.79       10.47
International Growth Subaccount...........   205,780     5.84       1,202      0.91      (25.61)
Worldwide Growth Subaccount............... 1,033,150     5.61       5,801      0.89      (25.60)
Capital Appreciation Subaccount...........   249,646     5.36       1,339      0.58      (15.72)
Strategic Value Subaccount................   183,715     7.09       1,303      0.00      (23.43)

Alger American
Balanced Growth Subaccount (6)............    21,775     9.38         204      0.00(/\)   (6.20)%
Mid Cap Growth Subaccount (5).............    18,916     7.93         150      0.00(/\)  (20.70)%

Lord Abbett Series
Mid-Cap Value Subaccount (2)..............   367,490     8.78       3,228      1.43(/\)  (12.20)%

MFS Variable Insurance Trust
New Discovery Series Subaccount (6).......     5,912     7.98          47      0.00(/\)  (20.20)%
Total Return Series Subaccount (8)........     7,749     9.41          73      0.00(/\)   (5.90)%
Utilities Series Subaccount (9)...........        67     9.13           1      0.00(/\)   (8.70)%

Invesco Variable Investment
Financial Services Subaccount (7).........       238     8.63           2      7.54(/\)  (13.70)%

PIMCO Variable Insurance Trust
Real Return Subaccount (1)................   129,337    11.10       1,436      4.06(/\)   11.00%

For a unit outstanding throughout the year ended December 31, 2001:

                                                                                         For the year ended
                                                              At December 31, 2001        December 31, 2001
                                                        -------------------------------- ------------------
                                                                                         Investment
                                                                              Net Assets   Income    Total
                                                          Units   Unit Values   (000s)     Ratio*   Return**
                                                        --------- ----------- ---------- ---------- --------
Corporate Sponsored Variable Universal Life Subaccounts

MONY Series Fund, Inc.
Money Market Subaccount................................ 2,596,777   $12.37     $32,110      3.48%     3.86%
Intermediate Term Bond Subaccount......................   329,727    12.52       4,129      7.16      8.49
Long Term Bond Subaccount.............................. 2,621,046    12.49      32,732      5.01      6.30
Government Securities Subaccount.......................   252,208    12.47       3,146      4.61      6.58

                                 MONY AMERICA

                              Variable Account L

                   NOTES TO FINANCIAL STATEMENTS (continued)


                                                                                 For the year ended
                                                     At December 31, 2001        December 31, 2001
                                               -------------------------------- ------------------
                                                                                Investment
                                                                     Net Assets   Income    Total
                                                 Units   Unit Values   (000s)     Ratio*   Return**
                                               --------- ----------- ---------- ---------- --------
Enterprise Accumulation Trust
Equity Subaccount.............................   341,080   $10.59     $ 3,613      0.00%    (18.85)%
Small Company Value Subaccount................    73,925    16.53       1,222      0.24       5.35
Managed Subaccount............................    16,988    11.09         188      1.64     (11.21)
International Growth Subaccount...............    15,232     8.86         135      0.62     (27.79)
High Yield Bond Subaccount.................... 2,336,577    11.70      27,344      8.87       5.88
Small Company Growth Subaccount...............    55,453    10.59         587      1.75      (3.82)
Growth Subaccount.............................    29,036     8.30         241      0.27     (12.63)

Dreyfus Variable Investment Fund
Appreciation Subaccount.......................   162,699    13.28       2,161      0.80      (9.66)
Small Company Stock Subaccount................    84,950    10.80         917      0.08      (1.55)

Dreyfus
Dreyfus Stock Index Subaccount................ 3,736,835    12.84      47,986      1.15     (12.18)
Dreyfus Socially Responsible Growth Subaccount    29,198     8.26         241      0.08     (22.59)

Van Eck Worldwide Insurance Trust
Hard Assets Subaccount........................     3,747     9.97          37      0.89     (10.34)
Worldwide Bond Subaccount.....................     7,936     9.90          79      4.51      (5.17)
Worldwide Emerging Markets Subaccount.........    20,273     5.30         107      0.00      (1.85)

T. Rowe Price
Equity Income Subaccount......................   367,716    12.11       4,451      1.65       1.51
Prime Reserve Subaccount......................    26,335    11.53         304      3.86       3.97
International Stock Subaccount................   183,999     8.98       1,653      1.78     (22.25)
Limited Term Subaccount.......................     2,760    11.92          33      5.38       8.46
New America Growth Subaccount.................    76,446    10.00         764      0.00     (11.82)
Personal Strategy Balanced Subaccount.........   138,027    11.62       1,604      3.13      (2.35)

Fidelity Variable Insurance Products Funds
VIP Growth Subaccount.........................   152,490     8.59       1,310      0.06     (17.64)
VIP II Contrafund Subaccount..................   540,827     8.69       4,701      0.62     (12.31)
VIP III Growth Opportunities Subaccount.......    27,752     7.09         197      0.27     (14.37)
VIP II Asset Manager Subaccount...............   549,214     9.38       5,152      2.41      (4.09)
VIP III Growth and Income Subaccount.......... 1,108,899     8.82       9,776      1.36      (8.70)

The Universal Institutional Funds, Inc.
Equity Growth Subaccount......................    52,593     8.04         423      0.13     (15.10)
Fixed Income Subaccount.......................   397,278    12.19       4,844      4.53       9.33
Value Subaccount..............................    13,722    12.32         169      1.63       2.07

Janus Aspen Series
Aggressive Growth Subaccount..................   373,628     4.65       1,739      0.00     (39.53)
Flexible Income Subaccount....................   559,685    11.46       6,413      5.58       7.81
International Growth Subaccount...............   164,542     7.85       1,291      0.67     (23.19)
Worldwide Growth Subaccount................... 1,087,638     7.54       8,197      0.73     (22.43)
Capital Appreciation Subaccount...............   199,382     6.36       1,268      1.38     (21.68)
Strategic Value Subaccount....................       369     9.26           3      0.23      (7.86)

----------
* This ratio represents the amount of dividend income, excluding distributions from net realized gains, received by the subaccount from the underlying fund, net of investment advisory fees assessed by the underlying fund's investment adviser and other expenses of the underlying fund, divided by the average net assets of the subaccount. The recognition of dividend income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

                                 MONY AMERICA

                              Variable Account L

                   NOTES TO FINANCIAL STATEMENTS (continued)


** Represents the total return for the period indicated, including changes in the value of the underlying fund. The Total Return does not include any expenses assessed through the redemption of Units; the Total Return would have been lower had such expenses been included in the calculation.
(/\)Annualized
(1)For the period July 26, 2002 (commencement of operations) through December 31, 2002.
(2)For the period July 15, 2002 (commencement of operations) through December 31, 2002.
(3)For the period August 16, 2002 (commencement of operations) through December 31, 2002.
(4)For the period August 8, 2002 (commencement of operations) through December 31, 2002.
(5)For the period September 13, 2002 (commencement of operations) through December 31, 2002.
(6)For the period August 5, 2002 (commencement of operations) through December 31, 2002.
(7)For the period November 26, 2002 (commencement of operations) through December 31, 2002.
(8)For the period September 3, 2002 (commencement of operations) through December 31, 2002.
(9)For the period October 8, 2002 (commencement of operations) through December 31, 2002.

                     [THIS PAGE INTENTIONALLY LEFT BLANK]

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
MONY Life Insurance Company of America and the
Contractholders of MONY America Variable Account L -- MONY Custom Equity Master

In our opinion, the accompanying statements of assets and liabilities and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of each of MONY Custom Equity Master's Subaccounts of MONY America Variable Account L at December 31, 2002, and the results of each of their operations, the changes in each of their net assets and the financial highlights for the periods presented, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of MONY Life Insurance Company of America's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of investments at December 31, 2002 by correspondence with the underlying funds' transfer agents, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
New York, New York
April 8, 2003

                                 MONY AMERICA

                              Variable Account L

                      STATEMENT OF ASSETS AND LIABILITIES

                               December 31, 2002

                                                      MONY Custom Equity Master
                               --------------------------------------------------------------------------
                                          MONY Series Fund, Inc.                   Enterprise Accumulation Trust
                               ---------------------------------------------       ----------------------------
                               Intermediate Long Term    Government     Money                     Small Company
                                Term Bond      Bond      Securities     Market        Equity          Value
                                Subaccount  Subaccount   Subaccount   Subaccount    Subaccount     Subaccount
                               ------------ ----------   ----------   ----------    -----------   -------------
           ASSETS
Shares held in respective
  Funds.......................     158,810     239,027      252,561    7,533,618       567,589         606,087
                                ==========  ==========   ==========   ==========    ===========    ===========
Investments at cost...........  $1,769,395  $3,166,827   $2,874,701   $7,533,618   $10,169,286     $12,411,052
                                ==========  ==========   ==========   ==========    ===========    ===========
Investments in respective
  Funds, at net asset value...  $1,878,724  $3,473,058   $2,985,272   $7,533,618   $ 6,947,286     $10,400,450
Amount due from MONY America..          14         902          653          522         2,534           3,911
Amount due from respective
  Funds.......................         338         451          330        2,417         1,599           3,786
                                ----------  ----------   ----------   ----------    -----------    -----------
       Total assets...........   1,879,076   3,474,411    2,986,255    7,536,557     6,951,419      10,408,147
                                ----------  ----------   ----------   ----------    -----------    -----------
         LIABILITIES
Amount due to MONY America....         918       1,488        1,236        4,691         3,838           6,990
Amount due to respective Funds          14         902          653          522         2,534           3,911
                                ----------  ----------   ----------   ----------    -----------    -----------
       Total liabilities......         932       2,390        1,889        5,213         6,372          10,901
                                ----------  ----------   ----------   ----------    -----------    -----------
Net assets....................  $1,878,144  $3,472,021   $2,984,366   $7,531,344   $ 6,945,047     $10,397,246
                                ==========  ==========   ==========   ==========    ===========    ===========
Net assets consist of:
  Contractholders' net
   payments...................  $1,623,305  $2,915,616   $2,732,164   $7,114,758   $10,987,881     $10,756,358
  Undistributed net
   investment income..........     121,465     202,014      107,504      416,586     2,429,851       2,908,641
  Accumulated net realized
   gain (loss) on investments.      24,045      48,160       34,127            0    (3,250,685)     (1,257,151)
  Net unrealized appreciation
   (depreciation) of
   investments................     109,329     306,231      110,571            0    (3,222,000)     (2,010,602)
                                ----------  ----------   ----------   ----------    -----------    -----------
Net assets....................  $1,878,144  $3,472,021   $2,984,366   $7,531,344   $ 6,945,047     $10,397,246
                                ==========  ==========   ==========   ==========    ===========    ===========
Number of units outstanding*..     147,956     272,785      241,339      650,363     1,107,623         828,456
                                ----------  ----------   ----------   ----------    -----------    -----------
Net asset value per unit
  outstanding*................  $    12.69  $    12.73   $    12.37   $    11.58   $      6.27     $     12.55
                                ==========  ==========   ==========   ==========    ===========    ===========

----------
* Units outstanding have been rounded for presentation purposes.

                      See notes to financial statements.

                                       MONY Custom Equity Master
------------------------------------------------------------------------------------------------------
                                     Enterprise Accumulation Trust
------------------------------------------------------------------------------------------------------
             International High Yield                Growth and  Small Company   Equity      Capital
  Managed       Growth        Bond        Growth       Income       Growth       Income    Appreciation
 Subaccount   Subaccount   Subaccount   Subaccount   Subaccount   Subaccount   Subaccount   Subaccount
-----------  ------------- ----------  -----------  -----------  ------------- ----------  ------------
    557,733       740,027     679,481    4,817,963    1,847,136       823,963     567,589      889,697
===========   ===========  ==========  ===========  ===========   ===========  ==========  ===========
$11,299,036   $ 3,649,015  $2,942,625  $25,146,618  $ 9,978,644   $ 6,112,604  $2,666,037  $ 5,437,316
===========   ===========  ==========  ===========  ===========   ===========  ==========  ===========

$ 8,522,166   $ 2,560,492  $2,745,102  $19,175,491  $ 7,296,189   $ 4,927,301  $2,214,220  $ 4,208,266
      2,350         1,646         344        5,620        3,137         2,239         203          365
      2,179         3,134       1,513        7,383        1,752         1,195         295        1,437
-----------   -----------  ----------  -----------  -----------   -----------  ----------  -----------
  8,526,695     2,565,272   2,746,959   19,188,494    7,301,078     4,930,735   2,214,718    4,210,068
-----------   -----------  ----------  -----------  -----------   -----------  ----------  -----------
      4,805         3,927       2,347       13,388        4,008         2,708         976        2,756
      2,350         1,646         344        5,620        3,137         2,239         203          365
-----------   -----------  ----------  -----------  -----------   -----------  ----------  -----------
      7,155         5,573       2,691       19,008        7,145         4,947       1,179        3,121
-----------   -----------  ----------  -----------  -----------   -----------  ----------  -----------
$ 8,519,540   $ 2,559,699  $2,744,268  $19,169,486  $ 7,293,933   $ 4,925,788  $2,213,539  $ 4,206,947
===========   ===========  ==========  ===========  ===========   ===========  ==========  ===========
$11,274,076   $ 3,898,509  $2,659,178  $26,560,441  $10,279,700   $ 6,175,637  $2,664,344  $ 5,725,145
  3,687,185       500,904     428,187      111,488       99,979       146,986      34,766      159,727

 (3,664,851)     (751,191)   (145,574)  (1,531,316)    (403,291)     (211,532)    (33,754)    (448,875)

 (2,776,870)   (1,088,523)   (197,523)  (5,971,127)  (2,682,455)   (1,185,303)   (451,817)  (1,229,050)
-----------   -----------  ----------  -----------  -----------   -----------  ----------  -----------
$ 8,519,540   $ 2,559,699  $2,744,268  $19,169,486  $ 7,293,933   $ 4,925,788  $2,213,539  $ 4,206,947
===========   ===========  ==========  ===========  ===========   ===========  ==========  ===========
  1,095,521       366,129     255,620    2,441,538      929,986       416,895     255,927      433,997
-----------   -----------  ----------  -----------  -----------   -----------  ----------  -----------
$      7.78   $      6.99  $    10.74  $      7.85  $      7.84   $     11.82  $     8.65  $      9.69
===========   ===========  ==========  ===========  ===========   ===========  ==========  ===========

                                 MONY AMERICA

                              Variable Account L

                STATEMENT OF ASSETS AND LIABILITIES (continued)

                               December 31, 2002

                                                    MONY Custom Equity Master
-                              -------------------------------------------------------------------
                                                  Enterprise Accumulation Trust
-                              -------------------------------------------------------------------
                                Multi-Cap                Emerging  Worldwide   Mid-Cap
                                  Growth      Balanced  Countries    Growth     Growth     Total
                                Subaccount   Subaccount Subaccount Subaccount Subaccount   Return
           ASSETS
Shares held in respective
  Funds.......................     912,389     176,816     16,263     15,538     63,868     20,993
                               ===========    ========   ========   ========   ========   ========
Investments at cost........... $ 7,496,559    $828,522   $148,258   $124,975   $431,507   $211,482
                               ===========    ========   ========   ========   ========   ========
Investments in respective
  Funds, at net asset value... $ 5,027,263    $749,700   $128,643   $104,412   $338,502   $213,918
Amount due from MONY America..          40         151         22          0          0          0
Amount due from respective
  Funds.......................       3,231         147        928         10         43         30
                               -----------    --------   --------   --------   --------   --------
       Total assets...........   5,030,534     749,998    129,593    104,422    338,545    213,948
                               -----------    --------   --------   --------   --------   --------
         LIABILITIES
Amount due to MONY America....       4,803         377        970         42        149         93
Amount due to respective Funds          40         151         22          0          0          0
                               -----------    --------   --------   --------   --------   --------
       Total liabilities......       4,843         528        992         42        149         93
                               -----------    --------   --------   --------   --------   --------
Net assets.................... $ 5,025,691    $749,470   $128,601   $104,380   $338,396   $213,855
                               ===========    ========   ========   ========   ========   ========
Net assets consist of:
  Contractholders' net
   payments................... $ 9,962,652    $828,213   $150,513   $130,190   $447,084   $206,042
  Undistributed net
   investment income (loss)...     (48,037)     18,173       (356)      (405)    (1,279)     5,300
  Accumulated net realized
   gain (loss) on investments.  (2,419,628)    (18,094)    (1,941)    (4,842)   (14,404)        77
  Net unrealized appreciation
   (depreciation) of
   investments................  (2,469,296)    (78,822)   (19,615)   (20,563)   (93,005)     2,436
                               -----------    --------   --------   --------   --------   --------
Net assets.................... $ 5,025,691    $749,470   $128,601   $104,380   $338,396   $213,855
                               ===========    ========   ========   ========   ========   ========
Number of units outstanding*..     993,482      86,239     16,326     15,617     64,830     20,184
                               -----------    --------   --------   --------   --------   --------
Net asset value per unit
  outstanding*................ $      5.06    $   8.69   $   7.88   $   6.68   $   5.22   $  10.59
                               ===========    ========   ========   ========   ========   ========

----------
* Units outstanding have been rounded for presentation purposes.

                      See notes to financial statements.

                                  MONY Custom Equity Master
------------------------------------------------------------------------------------------------
                              Fidelity Variable Insurance Products Funds    Janus Aspen Series
-                             -----------------------------------------  -----------------------
  Dreyfus    Dreyfus Socially                                VIP III
   Stock       Responsible        VIP          VIP II        Growth       Aggressive
   Index          Growth         Growth      Contrafund   Opportunities     Growth     Balanced
 Subaccount     Subaccount     Subaccount    Subaccount    Subaccount     Subaccount  Subaccount
    284,744         39,280        148,106       231,504        73,640        297,446     183,814
===========     ==========     ===========   ==========    ==========    ===========  ==========
$ 8,194,297     $1,035,925    $ 4,857,229    $4,662,401    $1,100,342    $ 6,644,705  $4,157,438
===========     ==========     ===========   ==========    ==========    ===========  ==========
$ 6,398,204     $  742,387    $ 3,456,805    $4,176,328    $  861,594    $ 4,711,545  $3,784,722
        807             14            522         1,789            94              0         198
      1,030             82          1,285           527           166          2,622         629
-----------     ----------     -----------   ----------    ----------    -----------  ----------
  6,400,041        742,483      3,458,612     4,178,644       861,854      4,714,167   3,785,549
-----------     ----------     -----------   ----------    ----------    -----------  ----------
      3,004            314          2,371         1,798           434          4,071       1,786
        807             14            522         1,789            94              0         198
-----------     ----------     -----------   ----------    ----------    -----------  ----------
      3,811            328          2,893         3,587           528          4,071       1,984
-----------     ----------     -----------   ----------    ----------    -----------  ----------
$ 6,396,230     $  742,155    $ 3,455,719    $4,175,057    $  861,326    $ 4,710,096  $3,783,565
===========     ==========     ===========   ==========    ==========    ===========  ==========
$ 8,721,740     $1,199,253    $ 5,461,473    $4,975,832    $1,251,783    $ 9,438,145  $4,127,671
    189,017          2,530        127,504        98,691         8,002        262,759     206,629

   (718,434)      (166,090)      (732,834)     (413,393)     (159,711)    (3,057,648)   (178,019)

 (1,796,093)      (293,538)    (1,400,424)     (486,073)     (238,748)    (1,933,160)   (372,716)
-----------     ----------     -----------   ----------    ----------    -----------  ----------
$ 6,396,230     $  742,155    $ 3,455,719    $4,175,057    $  861,326    $ 4,710,096  $3,783,565
===========     ==========     ===========   ==========    ==========    ===========  ==========
    970,710        138,847        599,095       499,846       155,326      1,147,470     412,432
-----------     ----------     -----------   ----------    ----------    -----------  ----------
$      6.59     $     5.35    $      5.77    $     8.35    $     5.55    $      4.11  $     9.17
===========     ==========     ===========   ==========    ==========    ===========  ==========

                                 MONY AMERICA

                              Variable Account L

                STATEMENT OF ASSETS AND LIABILITIES (continued)

                               December 31, 2002


                                               MONY Custom Equity Master
                               -----------------------------------------------------------
                                                            Alger
                                                           American
                                  Janus Aspen Series         Fund    Lord Abbett Series Fund
                               ------------------------   ---------- ----------------------
                                 Capital     Worldwide      MidCap   Growth and   Mid-Cap
                               Appreciation    Growth       Growth     Income      Value
                                Subaccount   Subaccount   Subaccount Subaccount  Subaccount
                               ------------ -----------   ---------- ----------  ----------
           ASSETS
Shares held in respective
  Funds.......................     196,296      232,709       8,488      8,960      20,403
                                ==========  ===========    ========   ========    ========
Investments at cost...........  $4,258,863  $ 6,637,136    $116,523   $169,257    $285,433
                                ==========  ===========    ========   ========    ========
Investments in respective
  Funds, at net asset value...  $3,409,655  $ 4,898,522    $105,680   $168,716    $282,787
Amount due from MONY America..         581          223          22         45         323
Amount due from respective
  Funds.......................       3,862        3,041           1          9           8
                                ----------  -----------    --------   --------    --------
       Total assets...........   3,414,098    4,901,786     105,703    168,770     283,118
                                ----------  -----------    --------   --------    --------
         LIABILITIES
Amount due to MONY America....       4,927        4,554          34         59          91
Amount due to respective Funds         581          223          22         45         323
                                ----------  -----------    --------   --------    --------
       Total liabilities......       5,508        4,777          56        104         414
                                ----------  -----------    --------   --------    --------
Net assets....................  $3,408,590  $ 4,897,009    $105,647   $168,666    $282,704
                                ==========  ===========    ========   ========    ========
Net assets consist of:
  Contractholders' net
   payments...................  $5,095,352  $ 7,826,619    $120,107   $169,602    $285,467
  Undistributed net
   investment income (loss)...      58,739      190,108        (165)       806       1,226
  Accumulated net realized
   gain (loss) on investments.    (896,293)  (1,381,104)     (3,452)    (1,201)     (1,343)
  Net unrealized appreciation
   (depreciation) of
   investments................    (849,208)  (1,738,614)    (10,843)      (541)     (2,646)
                                ----------  -----------    --------   --------    --------
Net assets....................  $3,408,590  $ 4,897,009    $105,647   $168,666    $282,704
                                ==========  ===========    ========   ========    ========
Number of units outstanding*..     483,765      774,371      13,796     19,938      32,852
                                ----------  -----------    --------   --------    --------
Net asset value per unit
  outstanding*................  $     7.05  $      6.32    $   7.66   $   8.46    $   8.61
                                ==========  ===========    ========   ========    ========

----------
* Units outstanding have been rounded for presentation purposes.

                      See notes to financial statements.

                           MONY Custom Equity Master
               -------------------------------------------------
               The Universal
               Institutional     PIMCO Variable
                Funds, Inc.     Insurance Trust
               ------------- ----------------------
                    US         Global
                Real Estate     Bond    Real Return
                Subaccount   Subaccount Subaccount      Total
               ------------- ---------- ----------- ------------
                   17,841       34,679     48,666
                 ========     ========   ========
                 $216,908     $387,273   $567,155   $157,688,962
                 ========     ========   ========   ============
                 $202,142     $405,402   $579,124   $125,613,686
                       45            0        831         30,147
                        0          119        127         45,706
                 --------     --------   --------   ------------
                  202,187      405,521    580,082    125,689,539
                 --------     --------   --------   ------------
                       61          241        296         84,551
                       45            0        831         30,147
                 --------     --------   --------   ------------
                      106          241      1,127        114,698
                 --------     --------   --------   ------------
                 $202,081     $405,280   $578,955   $125,574,841
                 ========     ========   ========   ============
                 $208,398     $381,899   $558,261   $166,913,408
                    9,846        4,157      7,212     12,495,740
                   (1,397)       1,095      1,513    (21,759,031)
                  (14,766)      18,129     11,969    (32,075,276)
                 --------     --------   --------   ------------
                 $202,081     $405,280   $578,955   $125,574,841
                 ========     ========   ========   ============
                   22,105       35,103     51,459
                 --------     --------   --------
                 $   9.14     $  11.55   $  11.25
                 ========     ========   ========

                                 MONY AMERICA

                              Variable Account L

                            STATEMENT OF OPERATIONS

                     For the year ended December 31, 2002


                                                      MONY Custom Equity Master
                               --------------------------------------------------------------------------
                                          MONY Series Fund, Inc.             Enterprise Accumulation Trust
                               --------------------------------------------  ----------------------------
                               Intermediate Long Term  Government   Money                   Small Company
                                Term Bond      Bond    Securities   Market      Equity          Value
                                Subaccount  Subaccount Subaccount Subaccount  Subaccount     Subaccount
                               ------------ ---------- ---------- ----------  -----------   -------------
Dividend income...............   $ 62,436    $121,503   $ 64,094   $110,298  $         0     $    39,438
Distribution from net
  realized gains..............          0           0          0          0            0         297,988
Mortality and expense risk
  charges ....................     (5,935)    (10,119)    (8,234)   (25,932)     (25,656)        (35,614)
                                 --------    --------   --------   --------   -----------    -----------
Net investment income (loss)..     56,501     111,384     55,860     84,366      (25,656)        301,812
                                 --------    --------   --------   --------   -----------    -----------
Realized and unrealized gain
  (loss) on investments:
  Net realized gain (loss) on
   investments................     13,648      22,882     11,309          0   (1,088,074)       (428,611)
  Net change in unrealized
   appreciation
   (depreciation) of
   investments................     78,056     255,524     75,048          0   (1,538,989)       (943,864)
                                 --------    --------   --------   --------   -----------    -----------
Net realized and unrealized
  gain (loss) on investments..     91,704     278,406     86,357          0   (2,627,063)     (1,372,475)
                                 --------    --------   --------   --------   -----------    -----------
Net increase (decrease) in
  net assets resulting from
  operations..................   $148,205    $389,790   $142,217   $ 84,366  $(2,652,719)    $(1,070,663)
                                 ========    ========   ========   ========   ===========    ===========

                      See notes to financial statements.

                                      MONY Custom Equity Master
----------------------------------------------------------------------------------------------------
                                    Enterprise Accumulation Trust
----------------------------------------------------------------------------------------------------
             International High Yield               Growth and  Small Company   Equity     Capital
  Managed       Growth        Bond       Growth       Income       Growth       Income   Appreciation
 Subaccount   Subaccount   Subaccount  Subaccount   Subaccount   Subaccount   Subaccount  Subaccount
-----------  ------------- ---------- -----------  -----------  ------------- ---------- ------------
$    84,974    $  18,159   $ 218,974  $    81,742  $    94,037   $         0  $  28,241   $       0
          0            0           0            0            0             0          0           0
    (30,901)      (9,373)     (8,845)     (70,689)     (26,992)      (17,728)    (7,794)    (15,750)
-----------    ---------   ---------  -----------  -----------   -----------  ---------   ---------
     54,073        8,786     210,129       11,053       67,045       (17,728)    20,447     (15,750)
-----------    ---------   ---------  -----------  -----------   -----------  ---------   ---------
   (715,289)    (409,136)    (47,767)    (835,392)    (415,198)     (223,316)   (36,505)   (270,144)

 (1,523,496)    (188,182)   (128,590)  (4,656,416)  (2,043,549)   (1,202,498)  (353,751)   (562,825)
-----------    ---------   ---------  -----------  -----------   -----------  ---------   ---------

 (2,238,785)    (597,318)   (176,357)  (5,491,808)  (2,458,747)   (1,425,814)  (390,256)   (832,969)
-----------    ---------   ---------  -----------  -----------   -----------  ---------   ---------

$(2,184,712)   $(588,532)  $  33,772  $(5,480,755) $(2,391,702)  $(1,443,542) $(369,809)  $(848,719)
===========    =========   =========  ===========  ===========   ===========  =========   =========

                                 MONY AMERICA

                              Variable Account L

                      STATEMENT OF OPERATIONS (continued)


                                                          MONY Custom Equity Master
-                              ------------------------------------------------------------------------------
                                                        Enterprise Accumulation Trust
-                              ------------------------------------------------------------------------------

                                Multi-Cap                  Emerging    Worldwide     Mid-Cap        Total
                                  Growth      Balanced    Countries      Growth       Growth        Return
                                Subaccount   Subaccount   Subaccount   Subaccount   Subaccount    Subaccount
                               ------------ ------------ ------------ ------------ ------------ --------------
                                                                                                For the period
                               For the year For the year For the year For the year For the year May 8, 2002**
                                  ended        ended        ended        ended        ended        through
                               December 31, December 31, December 31, December 31, December 31,  December 31,
                                   2002         2002         2002         2002         2002          2002
                               ------------ ------------ ------------ ------------ ------------ --------------
Dividend income............... $         0    $ 14,850     $    301     $      0    $       0       $2,305
Distribution from net
  realized gains..............           0           0            0            0            0        3,233
Mortality and expense risk
  charges.....................     (19,925)     (2,403)        (509)        (330)      (1,110)        (238)
                               -----------    --------     --------     --------    ---------       ------
Net investment income (loss)..     (19,925)     12,447         (208)        (330)      (1,110)       5,300
                               -----------    --------     --------     --------    ---------       ------
Realized and unrealized gain
  (loss) on investments:
  Net realized gain (loss) on
   investments................    (689,249)     (9,284)        (465)      (3,249)      (9,398)          77
  Net change in unrealized
   appreciation
   (depreciation) of
   investments................  (1,754,946)    (85,390)     (29,174)     (23,860)    (106,110)       2,436
                               -----------    --------     --------     --------    ---------       ------
Net realized and unrealized
  gain (loss) on investments..  (2,444,195)    (94,674)     (29,639)     (27,109)    (115,508)       2,513
                               -----------    --------     --------     --------    ---------       ------
Net increase (decrease) in
  net assets resulting from
  operations.................. $(2,464,120)   $(82,227)    $(29,847)    $(27,439)   $(116,618)      $7,813
                               ===========    ========     ========     ========    =========       ======

----------
** Commencement of operations

                      See notes to financial statements.

                                                MONY Custom Equity Master
---------------------------------------------------------------------------------------------------------------------------
                              Fidelity Variable Insurance Products Funds                 Janus Aspen Series
                              -----------------------------------------  --------------------------------------------------
  Dreyfus    Dreyfus Socially                                VIP III
   Stock       Responsible        VIP          VIP II        Growth       Aggressive                 Capital     Worldwide
   Index          Growth         Growth      Contrafund   Opportunities     Growth      Balanced   Appreciation    Growth
 Subaccount     Subaccount     Subaccount    Subaccount    Subaccount     Subaccount   Subaccount   Subaccount   Subaccount
------------ ---------------- ------------  ------------  -------------  ------------ ------------ ------------ ------------

For the year   For the year   For the year  For the year  For the year   For the year For the year For the year For the year
   ended          ended          ended         ended          ended         ended        ended        ended        ended
December 31,   December 31,   December 31,  December 31,  December 31,   December 31, December 31, December 31, December 31,
    2002           2002           2002          2002          2002           2002         2002         2002         2002
------------ ---------------- ------------  ------------  -------------  ------------ ------------ ------------ ------------
$    90,586     $   1,976     $     4,687    $  26,158      $   7,757    $         0   $  90,800    $  20,970   $    48,989
          0             0               0            0              0              0           0            0             0
    (22,574)       (2,823)        (12,829)     (14,263)        (3,173)       (16,340)    (12,056)     (12,364)      (17,330)
-----------     ---------     -----------    ---------      ---------    -----------   ---------    ---------   -----------
     68,012          (847)         (8,142)      11,895          4,584        (16,340)     78,744        8,606        31,659
-----------     ---------     -----------    ---------      ---------    -----------   ---------    ---------   -----------
   (319,695)      (81,474)       (256,668)    (125,438)       (71,081)      (763,352)    (49,679)    (306,535)     (403,240)
 (1,423,709)     (201,733)     (1,096,645)    (322,090)      (163,515)      (784,237)   (273,378)    (322,842)   (1,110,564)
-----------     ---------     -----------    ---------      ---------    -----------   ---------    ---------   -----------
 (1,743,404)     (283,207)     (1,353,313)    (447,528)      (234,596)    (1,547,589)   (323,057)    (629,377)   (1,513,804)
-----------     ---------     -----------    ---------      ---------    -----------   ---------    ---------   -----------
$(1,675,392)    $(284,054)    $(1,361,455)   $(435,633)     $(230,012)   $(1,563,929)  $(244,313)   $(620,771)  $(1,482,145)
===========     =========     ===========    =========      =========    ===========   =========    =========   ===========

                                 MONY AMERICA

                              Variable Account L

                      STATEMENT OF OPERATIONS (continued)

                                          MONY Custom Equity Master
                                 -------------------------------------------
                                     Alger
                                    American
                                      Fund         Lord Abbett Series Fund
                                 -------------- ----------------------------
                                     MidCap       Growth and      Mid-Cap
                                     Growth         Income         Value
                                   Subaccount     Subaccount     Subaccount
                                 -------------- -------------- --------------
                                 For the period For the period For the period
                                 May 6, 2002**  May 6, 2002**  May 2, 2002**
                                    through        through        through
                                  December 31,   December 31,   December 31,
                                      2002           2002           2002
                                 -------------- -------------- --------------
  Dividend income...............    $      0       $   954        $ 1,528
  Distribution from net
    realized gains..............           0            21              0
  Mortality and expense risk
    charges.....................        (165)         (169)          (302)
                                    --------       -------        -------
  Net investment income (loss)..        (165)          806          1,226
                                    --------       -------        -------
  Realized and unrealized gain
    (loss) on investments:......
    Net realized gain (loss) on
     investments................      (3,452)       (1,201)        (1,343)
    Net change in unrealized
     appreciation
     (depreciation) of
     investments................     (10,843)         (541)        (2,646)
                                    --------       -------        -------
  Net realized and unrealized
    gain (loss) on investments..     (14,295)       (1,742)        (3,989)
                                    --------       -------        -------
  Net increase (decrease) in
    net assets resulting from
    operations..................    $(14,460)      $  (936)       $(2,763)
                                    ========       =======        =======

----------
** Commencement of operations

                      See notes to financial statements.

                           MONY Custom Equity Master
           ---------------------------------------------------------
           The Universal
           Institutional         PIMCO Variable
            Funds, Inc.          Insurance Trust
           -------------- ----------------------------
                 US           Global
            Real Estate        Bond       Real Return
             Subaccount     Subaccount     Subaccount
           -------------- -------------- --------------
           For the period For the period For the period
           May 6, 2002**  May 6, 2002**  May 8, 2002**
              through        through        through
            December 31,   December 31,   December 31,
                2002           2002           2002          Total
           -------------- -------------- -------------- ------------
              $  6,397       $ 2,843        $ 6,729     $  1,251,726
                 3,695         1,684          1,074          307,695
                  (246)         (370)          (591)        (439,672)
              --------       -------        -------     ------------
                 9,846         4,157          7,212        1,119,749
              --------       -------        -------     ------------
                (1,397)        1,095          1,513       (7,515,108)
               (14,766)       18,129         11,969      (20,427,987)
              --------       -------        -------     ------------
               (16,163)       19,224         13,482      (27,943,095)
              --------       -------        -------     ------------
              $ (6,317)      $23,381        $20,694     $(26,823,346)
              ========       =======        =======     ============

                                 MONY AMERICA

                              Variable Account L

                      STATEMENT OF CHANGES IN NET ASSETS

                                                         MONY Custom Equity Master
                               ----------------------------------------------------------------------------
                                                          MONY Series Fund, Inc.
                               ----------------------------------------------------------------------------
                                     Intermediate                Long Term                Government
                                       Term Bond                   Bond                   Securities
                                      Subaccount                Subaccount                Subaccount
                               ------------------------  ------------------------  ------------------------
                               For the year For the year For the year For the year For the year For the year
                                  ended        ended        ended        ended        ended        ended
                               December 31, December 31, December 31, December 31, December 31, December 31,
                                   2002         2001         2002         2001         2002         2001
                               ------------ ------------ ------------ ------------ ------------ ------------
From operations:
 Net investment income (loss).  $   56,501   $   38,478   $  111,384   $   53,026   $   55,860   $   34,415
 Net realized gain (loss) on
   investments................      13,648       18,726       22,882       39,271       11,309       24,712
 Net change in unrealized
   appreciation
   (depreciation) of
   investments................      78,056       12,660      255,524      (13,192)      75,048        1,185
                                ----------   ----------   ----------   ----------   ----------   ----------
Net increase (decrease) in
 net assets resulting from
 operations...................     148,205       69,864      389,790       79,105      142,217       60,312
                                ----------   ----------   ----------   ----------   ----------   ----------
From unit transactions:
 Net proceeds from the
   issuance of units..........     908,084    1,045,876    1,487,119    1,698,621    1,775,658    1,248,637
 Net asset value of units
   redeemed or used to meet
   contract obligations.......    (573,900)    (337,013)    (747,453)    (439,927)    (640,196)    (279,378)
                                ----------   ----------   ----------   ----------   ----------   ----------
Net increase from unit
 transactions.................     334,184      708,863      739,666    1,258,694    1,135,462      969,259
                                ----------   ----------   ----------   ----------   ----------   ----------
Net increase (decrease) in
 net assets...................     482,389      778,727    1,129,456    1,337,799    1,277,679    1,029,571
Net assets beginning of year..   1,395,755      617,028    2,342,565    1,004,766    1,706,687      677,116
                                ----------   ----------   ----------   ----------   ----------   ----------
Net assets end of year*.......  $1,878,144   $1,395,755   $3,472,021   $2,342,565   $2,984,366   $1,706,687
                                ==========   ==========   ==========   ==========   ==========   ==========
Unit transactions:
Units outstanding beginning
 of year......................     119,810       57,274      209,209       95,045      146,574       61,762
Units issued during the year..      76,394       92,223      127,944      154,135      149,458      109,198
Units redeemed during the year     (48,248)     (29,687)     (64,368)     (39,971)     (54,693)     (24,386)
                                ----------   ----------   ----------   ----------   ----------   ----------
Units outstanding end of year.     147,956      119,810      272,785      209,209      241,339      146,574
                                ==========   ==========   ==========   ==========   ==========   ==========
----------
*  Includes undistributed net
   investment income of:        $  121,465   $   64,964   $  202,014   $   90,630   $  107,504   $   51,644
                                ==========   ==========   ==========   ==========   ==========   ==========

                      See notes to financial statements.

                                       MONY Custom Equity Master
-------------------------------------------------------------------------------------------------------
 MONY Series Fund, Inc.                           Enterprise Accumulation Trust
------------------------- ----------------------------------------------------------------------------
          Money                                           Small Company
         Market                    Equity                     Value                    Managed
       Subaccount                Subaccount                Subaccount                Subaccount
------------------------  ------------------------  ------------------------  ------------------------
For the year For the year For the year For the year For the year For the year For the year For the year
   ended        ended        ended        ended        ended        ended        ended        ended
December 31, December 31, December 31, December 31, December 31, December 31, December 31, December 31,
    2002         2001         2002         2001         2002         2001         2002         2001
------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------
$    84,366  $   162,606  $   (25,656) $ 1,198,672  $   301,812  $ 1,746,284  $    54,073  $   602,335
          0            0   (1,088,074)  (2,137,173)    (428,611)    (853,313)    (715,289)  (2,003,922)
          0            0   (1,538,989)    (173,402)    (943,864)    (530,524)  (1,523,496)     459,477
-----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------

     84,366      162,606   (2,652,719)  (1,111,903)  (1,070,663)     362,447   (2,184,712)    (942,110)
-----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
  6,189,403   10,168,732    4,065,239    5,897,441    5,465,133    5,655,360    4,045,887    4,810,867
 (6,177,760)  (6,171,129)  (2,376,227)  (1,953,936)  (2,902,285)  (1,726,609)  (2,668,416)  (2,209,806)
-----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
     11,643    3,997,603    1,689,012    3,943,505    2,562,848    3,928,751    1,377,471    2,601,061
-----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
     96,009    4,160,209     (963,707)   2,831,602    1,492,185    4,291,198     (807,241)   1,658,951
  7,435,335    3,275,126    7,908,754    5,077,152    8,905,061    4,613,863    9,326,781    7,667,830
-----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
$ 7,531,344  $ 7,435,335  $ 6,945,047  $ 7,908,754  $10,397,246  $ 8,905,061  $ 8,519,540  $ 9,326,781
===========  ===========  ===========  ===========  ===========  ===========  ===========  ===========
    649,426      295,900      887,133      460,705      641,682      348,647      941,722      685,392
    498,087      899,585      566,638      644,461      406,328      421,220      478,733      474,523
   (497,150)    (546,059)    (346,148)    (218,033)    (219,554)    (128,185)    (324,934)    (218,193)
-----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
    650,363      649,426    1,107,623      887,133      828,456      641,682    1,095,521      941,722
===========  ===========  ===========  ===========  ===========  ===========  ===========  ===========

$   416,586  $   332,220  $ 2,429,851  $ 2,455,507  $ 2,908,641  $ 2,606,829  $ 3,687,185  $ 3,633,112
===========  ===========  ===========  ===========  ===========  ===========  ===========  ===========

                                 MONY AMERICA

                              Variable Account L

                STATEMENT OF CHANGES IN NET ASSETS (continued)


                                                         MONY Custom Equity Master
                               ----------------------------------------------------------------------------
                                                       Enterprise Accumulation Trust
                               ----------------------------------------------------------------------------
                                     International              High Yield
                                        Growth                     Bond                     Growth
                                      Subaccount                Subaccount                Subaccount
                               ------------------------  ------------------------  ------------------------
                               For the year For the year For the year For the year For the year For the year
                                  ended        ended        ended        ended        ended        ended
                               December 31, December 31, December 31, December 31, December 31, December 31,
                                   2002         2001         2002         2001         2002         2001
                               ------------ ------------ ------------ ------------ ------------ ------------
From operations:
 Net investment income (loss).  $    8,786   $  275,475   $  210,129   $  125,688  $    11,053  $    23,055
 Net realized gain (loss) on
   investments................    (409,136)    (482,736)     (47,767)     (59,261)    (835,392)  (1,190,103)
 Net change in unrealized
   appreciation
   (depreciation) of
   investments................    (188,182)    (544,222)    (128,590)      (3,248)  (4,656,416)    (953,565)
                                ----------   ----------   ----------   ----------  -----------  -----------
Net increase (decrease) in
 net assets resulting from
 operations...................    (588,532)    (751,483)      33,772       63,179   (5,480,755)  (2,120,613)
                                ----------   ----------   ----------   ----------  -----------  -----------
From unit transactions:
 Net proceeds from the
   issuance of units..........   1,317,699    1,794,627    1,289,830    1,568,635    9,598,733   11,205,567
 Net asset value of units
   redeemed or used to meet
   contract obligations.......    (862,115)    (631,112)    (766,927)    (405,194)  (5,855,129)  (4,638,585)
                                ----------   ----------   ----------   ----------  -----------  -----------
Net increase from unit
 transactions.................     455,584    1,163,515      522,903    1,163,441    3,743,604    6,566,982
                                ----------   ----------   ----------   ----------  -----------  -----------
Net increase (decrease) in
 net assets...................    (132,948)     412,032      556,675    1,226,620   (1,737,151)   4,446,369
Net assets beginning of year..   2,692,647    2,280,615    2,187,593      960,973   20,906,637   16,460,268
                                ----------   ----------   ----------   ----------  -----------  -----------
Net assets end of year*.......  $2,559,699   $2,692,647   $2,744,268   $2,187,593  $19,169,486  $20,906,637
                                ==========   ==========   ==========   ==========  ===========  ===========
Unit transactions:
Units outstanding beginning
 of year......................     309,095      188,306      206,143       95,559    2,036,137    1,396,706
Units issued during the year..     172,867      186,929      123,229      149,113    1,083,570    1,095,552
Units redeemed during the year    (115,833)     (66,140)     (73,752)     (38,529)    (678,169)    (456,121)
                                ----------   ----------   ----------   ----------  -----------  -----------
Units outstanding end of year.     366,129      309,095      255,620      206,143    2,441,538    2,036,137
                                ==========   ==========   ==========   ==========  ===========  ===========
----------
*  Includes undistributed net
   investment income of:        $  500,904   $  492,118   $  428,187   $  218,058  $   111,488  $   100,435
                                ==========   ==========   ==========   ==========  ===========  ===========

                      See notes to financial statements.

                                       MONY Custom Equity Master
------------------------------------------------------------------------------------------------------
                                     Enterprise Accumulation Trust
------------------------------------------------------------------------------------------------------
       Growth and               Small Company                Equity                    Capital
         Income                    Growth                    Income                 Appreciation
       Subaccount                Subaccount                Subaccount                Subaccount
------------------------  ------------------------  ------------------------  ------------------------
For the year For the year For the year For the year For the year For the year For the year For the year
   ended        ended        ended        ended        ended        ended        ended        ended
December 31, December 31, December 31, December 31, December 31, December 31, December 31, December 31,
    2002         2001         2002         2001         2002         2001         2002         2001
------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------

$    67,045  $    37,891  $   (17,728) $   152,669   $   20,447   $   13,102  $   (15,750) $    12,302
   (415,198)    (145,616)    (223,316)    (328,203)     (36,505)       6,513     (270,144)    (496,675)

 (2,043,549)    (651,045)  (1,202,498)     150,337     (353,751)    (191,389)    (562,825)    (294,834)
-----------  -----------  -----------  -----------   ----------   ----------  -----------  -----------

 (2,391,702)    (758,770)  (1,443,542)     (25,197)    (369,809)    (171,774)    (848,719)    (779,207)
-----------  -----------  -----------  -----------   ----------   ----------  -----------  -----------

  4,101,911    5,148,141    2,777,814    3,362,375    1,077,718    1,407,091    2,097,189    2,693,407

 (2,479,904)  (1,746,492)  (1,693,018)  (1,476,779)    (615,897)    (388,858)  (1,386,944)  (1,134,462)
-----------  -----------  -----------  -----------   ----------   ----------  -----------  -----------
  1,622,007    3,401,649    1,084,796    1,885,596      461,821    1,018,233      710,245    1,558,945
-----------  -----------  -----------  -----------   ----------   ----------  -----------  -----------
   (769,695)   2,642,879     (358,746)   1,860,399       92,012      846,459     (138,474)     779,738
  8,063,628    5,420,749    5,284,534    3,424,135    2,121,527    1,275,068    4,345,421    3,565,683
-----------  -----------  -----------  -----------   ----------   ----------  -----------  -----------
$ 7,293,933  $ 8,063,628  $ 4,925,788  $ 5,284,534   $2,213,539   $2,121,527  $ 4,206,947  $ 4,345,421
===========  ===========  ===========  ===========   ==========   ==========  ===========  ===========

    758,620      447,828      338,648      210,319      208,347      111,358      371,317      245,534
    460,806      470,317      209,146      229,298      114,325      134,109      189,514      220,275
   (289,440)    (159,525)    (130,899)    (100,969)     (66,745)     (37,120)    (126,834)     (94,492)
-----------  -----------  -----------  -----------   ----------   ----------  -----------  -----------
    929,986      758,620      416,895      338,648      255,927      208,347      433,997      371,317
===========  ===========  ===========  ===========   ==========   ==========  ===========  ===========

$    99,979  $    32,934  $   146,986  $   164,714   $   34,766   $   14,319  $   159,727  $   175,477
===========  ===========  ===========  ===========   ==========   ==========  ===========  ===========

                                 MONY AMERICA

                              Variable Account L

                STATEMENT OF CHANGES IN NET ASSETS (continued)

                                                          MONY Custom Equity Master
                               ------------------------------------------------------------------------------
                                                        Enterprise Accumulation Trust
                               ------------------------------------------------------------------------------
                                       Multi-Cap                                            Emerging
                                        Growth                   Balanced                   Countries
                                      Subaccount                Subaccount                 Subaccount
                               ------------------------  ------------------------  --------------------------
                                                                                                For the period
                               For the year For the year For the year For the year For the year May 24, 2001**
                                  ended        ended        ended        ended        ended        through
                               December 31, December 31, December 31, December 31, December 31,  December 31,
                                   2002         2001         2002         2001         2002          2001
                               ------------ ------------ ------------ ------------ ------------ --------------
From operations:
 Net investment income (loss). $   (19,925) $   (18,637)  $  12,447    $   5,108     $   (208)     $   (148)
 Net realized gain (loss) on
   investments................    (689,249)  (1,405,665)     (9,284)      (8,920)        (465)       (1,476)
 Net change in unrealized
   appreciation
   (depreciation) of
   investments................  (1,754,946)     521,072     (85,390)       4,335      (29,174)        9,559
                               -----------  -----------   ---------    ---------     --------      --------
Net increase (decrease) in
 net assets resulting from
 operations...................  (2,464,120)    (903,230)    (82,227)         523      (29,847)        7,935
                               -----------  -----------   ---------    ---------     --------      --------
From unit transactions:
 Net proceeds from the
   issuance of units..........   3,222,874    4,393,997     454,032      506,573       68,233       135,146
 Net asset value of units
   redeemed or used to meet
   contract obligations.......  (2,093,758)  (1,771,818)   (200,391)    (121,547)     (46,790)       (6,076)
                               -----------  -----------   ---------    ---------     --------      --------
Net increase from unit
 transactions.................   1,129,116    2,622,179     253,641      385,026       21,443       129,070
                               -----------  -----------   ---------    ---------     --------      --------
Net increase (decrease) in
 net assets...................  (1,335,004)   1,718,949     171,414      385,549       (8,404)      137,005
Net assets beginning of period   6,360,695    4,641,746     578,056      192,507      137,005             0
                               -----------  -----------   ---------    ---------     --------      --------
Net assets end of period*..... $ 5,025,691  $ 6,360,695   $ 749,470    $ 578,056     $128,601      $137,005
                               ===========  ===========   =========    =========     ========      ========
Unit transactions:
Units outstanding beginning
 of period....................     818,793      494,446      59,101       18,855       14,433             0
Units issued during the period     516,798      551,550      50,528       52,973        7,294        15,154
Units redeemed during the
 period.......................    (342,109)    (227,203)    (23,390)     (12,727)      (5,401)         (721)
                               -----------  -----------   ---------    ---------     --------      --------
Units outstanding end of
 period.......................     993,482      818,793      86,239       59,101       16,326        14,433
                               ===========  ===========   =========    =========     ========      ========
----------
*  Includes undistributed net
   investment income
   (loss) of:                  $   (48,037) $   (28,112)  $  18,173    $   5,726     $   (356)     $   (148)
                               ===========  ===========   =========    =========     ========      ========
** Commencement of operations

                      See notes to financial statements.

                                   MONY Custom Equity Master
-----------------------------------------------------------------------------------------------
                    Enterprise Accumulation Trust
---------------------------------------------------------------------           Dreyfus
         Worldwide                    Mid-Cap               Total                Stock
          Growth                      Growth                Return               Index
        Subaccount                  Subaccount            Subaccount          Subaccount
--------------------------  --------------------------  -------------- ------------------------
             For the period              For the period For the period
For the year May 3, 2001**  For the year May 21, 2001** May 8, 2002**  For the year For the year
   ended        through        ended        through        through        ended        ended
December 31,  December 31,  December 31,  December 31,   December 31,  December 31, December 31,
    2002          2001          2002          2001           2002          2002         2001
------------ -------------- ------------ -------------- -------------- ------------ ------------
  $   (330)     $   (75)     $  (1,110)     $   (169)      $  5,300    $    68,012  $    69,547
    (3,249)      (1,593)        (9,398)       (5,006)            77       (319,695)    (394,027)

   (23,860)       3,297       (106,110)       13,105          2,436     (1,423,709)    (150,787)
  --------      -------      ---------      --------       --------    -----------  -----------
   (27,439)       1,629       (116,618)        7,930          7,813     (1,675,392)    (475,267)
  --------      -------      ---------      --------       --------    -----------  -----------
    92,997       80,669        309,651       253,265        227,413      3,899,356    5,257,148

   (33,739)      (9,737)       (97,070)      (18,762)       (21,371)    (2,014,520)  (1,251,894)
  --------      -------      ---------      --------       --------    -----------  -----------
    59,258       70,932        212,581       234,503        206,042      1,884,836    4,005,254
  --------      -------      ---------      --------       --------    -----------  -----------
    31,819       72,561         95,963       242,433        213,855        209,444    3,529,987
    72,561            0        242,433             0              0      6,186,786    2,656,799
  --------      -------      ---------      --------       --------    -----------  -----------
  $104,380      $72,561      $ 338,396      $242,433       $213,855    $ 6,396,230  $ 6,186,786
  ========      =======      =========      ========       ========    ===========  ===========
     8,149            0         31,935             0              0        726,355      272,935
    11,978        9,247         50,191        34,505         22,273        540,968      598,841
    (4,510)      (1,098)       (17,296)       (2,570)        (2,089)      (296,613)    (145,421)
  --------      -------      ---------      --------       --------    -----------  -----------
    15,617        8,149         64,830        31,935         20,184        970,710      726,355
  ========      =======      =========      ========       ========    ===========  ===========
  $   (405)     $   (75)     $  (1,279)     $   (169)      $  5,300    $   189,017  $   121,005
  ========      =======      =========      ========       ========    ===========  ===========

                                 MONY AMERICA

                              Variable Account L

                STATEMENT OF CHANGES IN NET ASSETS (continued)

                                                         MONY Custom Equity Master
                               ----------------------------------------------------------------------------

                                                             Fidelity Variable Insurance Products Funds
                                        Dreyfus          --------------------------------------------------
                                       Socially                     VIP                     VIP II
                                  Responsible Growth              Growth                  Contrafund
                                      Subaccount                Subaccount                Subaccount
                               ------------------------  ------------------------  ------------------------
                               For the year For the year For the year For the year For the year For the year
                                  ended        ended        ended        ended        ended        ended
                               December 31, December 31, December 31, December 31, December 31, December 31,
                                   2002         2001         2002         2001         2002         2001
                               ------------ ------------ ------------ ------------ ------------ ------------
From operations:
 Net investment income (loss).  $    (847)   $  (1,683)  $    (8,142)  $  123,802  $    11,895   $   59,853
 Net realized loss on
   investments................    (81,474)     (89,879)     (256,668)    (449,044)    (125,438)    (250,137)
 Net change in unrealized
   appreciation
   (depreciation) of
   investments................   (201,733)     (54,540)   (1,096,645)    (109,497)    (322,090)     (87,355)
                                ---------    ---------   -----------   ----------  -----------   ----------
Net decrease in net assets
 resulting from operations....   (284,054)    (146,102)   (1,361,455)    (434,739)    (435,633)    (277,639)
                                ---------    ---------   -----------   ----------  -----------   ----------
From unit transactions:
 Net proceeds from the
   issuance of units..........    544,357      770,425     2,270,335    3,281,560    2,260,164    2,684,559
 Net asset value of units
   redeemed or used to meet
   contract obligations.......   (355,550)    (176,215)   (1,168,394)    (818,725)  (1,258,228)    (726,918)
                                ---------    ---------   -----------   ----------  -----------   ----------
Net increase from unit
 transactions.................    188,807      594,210     1,101,941    2,462,835    1,001,936    1,957,641
                                ---------    ---------   -----------   ----------  -----------   ----------
Net increase (decrease) in
 net assets...................    (95,247)     448,108      (259,514)   2,028,096      566,303    1,680,002
Net assets beginning of period    837,402      389,294     3,715,233    1,687,137    3,608,754    1,928,752
                                ---------    ---------   -----------   ----------  -----------   ----------
Net assets end of period*.....  $ 742,155    $ 837,402   $ 3,455,719   $3,715,233  $ 4,175,057   $3,608,754
                                =========    =========   ===========   ==========  ===========   ==========
Unit transactions:
Units outstanding beginning
 of period....................    110,913       39,772       447,940      166,741      389,954      182,000
Units issued during the period     85,943       93,353       328,743      377,843      259,634      286,751
Units redeemed during the
 period.......................    (58,009)     (22,212)     (177,588)     (96,644)    (149,742)     (78,797)
                                ---------    ---------   -----------   ----------  -----------   ----------
Units outstanding end of
 period.......................    138,847      110,913       599,095      447,940      499,846      389,954
                                =========    =========   ===========   ==========  ===========   ==========
----------
*  Includes undistributed net
   investment income of:        $   2,530    $   3,377       127,504   $  135,646  $    98,691   $   86,796
                                =========    =========   ===========   ==========  ===========   ==========

                      See notes to financial statements.

                                       MONY Custom Equity Master
------------------------------------------------------------------------------------------------------
    Fidelity Variable
Insurance Products Funds                               Janus Aspen Series
------------------------  ----------------------------------------------------------------------------
         VIP III                 Aggressive                                            Capital
  Growth Opportunities             Growth                   Balanced                Appreciation
       Subaccount                Subaccount                Subaccount                Subaccount
------------------------  ------------------------  ------------------------  ------------------------
For the year For the year For the year For the year For the year For the year For the year For the year
   ended        ended        ended        ended        ended        ended        ended        ended
December 31, December 31, December 31, December 31, December 31, December 31, December 31, December 31,
    2002         2001         2002         2001         2002         2001         2002         2001
------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------

 $   4,584    $  (1,127)  $   (16,340) $   (13,700) $    78,744   $   60,268  $     8,606   $   29,699
   (71,081)     (78,125)     (763,352)  (2,027,594)     (49,679)    (105,414)    (306,535)    (586,101)
  (163,515)     (16,829)     (784,237)     211,003     (273,378)     (27,979)    (322,842)    (109,141)
 ---------    ---------   -----------  -----------  -----------   ----------  -----------   ----------

  (230,012)     (96,081)   (1,563,929)  (1,830,291)    (244,313)     (73,125)    (620,771)    (665,543)
 ---------    ---------   -----------  -----------  -----------   ----------  -----------   ----------

   478,649      698,789     3,121,694    4,723,331    2,064,811    2,392,089    1,869,096    2,571,656
  (329,644)    (209,934)   (1,709,386)  (1,417,387)  (1,073,549)    (554,296)  (1,311,386)    (827,084)
 ---------    ---------   -----------  -----------  -----------   ----------  -----------   ----------
   149,005      488,855     1,412,308    3,305,944      991,262    1,837,793      557,710    1,744,572
 ---------    ---------   -----------  -----------  -----------   ----------  -----------   ----------
   (81,007)     392,774      (151,621)   1,475,653      746,949    1,764,668      (63,061)   1,079,029
   942,333      549,559     4,861,717    3,386,064    3,036,616    1,271,948    3,471,651    2,392,622
 ---------    ---------   -----------  -----------  -----------   ----------  -----------   ----------
 $ 861,326    $ 942,333   $ 4,710,096  $ 4,861,717  $ 3,783,565   $3,036,616  $ 3,408,590   $3,471,651
 =========    =========   ===========  ===========  ===========   ==========  ===========   ==========

   132,217       65,733       850,465      357,290      308,589      122,793      414,025      222,664
    78,230       95,149       674,282      714,405      218,339      242,250      243,659      285,855
   (55,121)     (28,665)     (377,277)    (221,230)    (114,496)     (56,454)    (173,919)     (94,494)
 ---------    ---------   -----------  -----------  -----------   ----------  -----------   ----------
   155,326      132,217     1,147,470      850,465      412,432      308,589      483,765      414,025
 =========    =========   ===========  ===========  ===========   ==========  ===========   ==========
 $   8,002    $   3,418   $   262,759  $   279,099  $   206,629   $  127,885  $    58,739   $   50,133
 =========    =========   ===========  ===========  ===========   ==========  ===========   ==========

                                 MONY AMERICA

                              Variable Account L

                STATEMENT OF CHANGES IN NET ASSETS (continued)


                                                     MONY Custom Equity Master
                               ---------------------------------------------------------------------
                                                             Alger
                                                            American
                                  Janus Aspen Series          Fund         Lord Abbett Series Fund
                               ------------------------  -------------- ----------------------------
                                       Worldwide             MidCap       Growth and      Mid-Cap
                                        Growth               Growth         Income         Value
                                      Subaccount           Subaccount     Subaccount     Subaccount
                               ------------------------  -------------- -------------- --------------
                                                         For the period For the period For the period
                               For the year For the year May 6, 2002**  May 6, 2002**  May 2, 20002**
                                  ended        ended        through        through        through
                               December 31, December 31,  December 31,   December 31,   December 31,
                                   2002         2001          2002           2002           2002
                               ------------ ------------ -------------- -------------- --------------
From operations:
 Net investment income (loss). $    31,659        9,017     $   (165)      $    806       $  1,226
 Net realized gain (loss) on
   investments................    (403,240)    (908,964)      (3,452)        (1,201)        (1,343)
 Net change in unrealized
   appreciation
   (depreciation) of
   investments................  (1,110,564)     (44,378)     (10,843)          (541)        (2,646)
                               -----------   ----------     --------       --------       --------
Net increase (decrease) in
 net assets resulting from
 operations...................  (1,482,145)    (944,325)     (14,460)          (936)        (2,763)
                               -----------   ----------     --------       --------       --------
From unit transactions:
 Net proceeds from the
   issuance of units..........   3,170,908    4,153,693      135,424        183,314        312,845
 Net asset value of units
   redeemed or used to meet
   contract obligations.......  (1,678,079)  (1,361,933)     (15,317)       (13,712)       (27,378)
                               -----------   ----------     --------       --------       --------
Net increase from unit
 transactions.................   1,492,829    2,791,760      120,107        169,602        285,467
                               -----------   ----------     --------       --------       --------
Net increase in net assets....      10,684    1,847,435      105,647        168,666        282,704
Net assets beginning of period   4,886,325    3,038,890            0              0              0
                               -----------   ----------     --------       --------       --------
Net assets end of period*..... $ 4,897,009    4,886,325     $105,647       $168,666       $282,704
                               ===========   ==========     ========       ========       ========
Unit transactions:
Units outstanding beginning
 of period....................     573,563      275,632            0              0              0
Units issued during the period     441,286      449,887       15,752         21,630         36,190
Units redeemed during the
 period.......................    (240,478)    (151,956)      (1,956)        (1,692)        (3,338)
                               -----------   ----------     --------       --------       --------
Units outstanding end of
 period.......................     774,371      573,563       13,796         19,938         32,852
                               ===========   ==========     ========       ========       ========
----------
*  Includes undistributed net
   investment income (loss)
   of:                         $   190,108      158,449     $   (165)      $    806       $  1,226
                               ===========   ==========     ========       ========       ========
** Commencement of operations

                      See notes to financial statements.

                           MONY Custom Equity Master
    -----------------------------------------------------------------------
    The Universal
    Institutional         PIMCO Variable
     Funds, Inc.          Insurance Trust
    -------------- ----------------------------
          US           Global
     Real Estate        Bond       Real Return
      Subaccount     Subaccount     Subaccount              Total
    -------------- -------------- -------------- --------------------------
    For the period For the period For the period
    May 6, 2002**  May 6, 2002**  May 8, 2002**
       through        through        through
     December 31,   December 31,   December 31,
         2002           2002           2002          2002          2001
    -------------- -------------- -------------- ------------  ------------

       $  9,846       $  4,157       $  7,212    $  1,119,749  $  4,797,753
         (1,397)         1,095          1,513      (7,515,108)  (13,919,725)
        (14,766)        18,129         11,969     (20,427,987)   (2,569,897)
       --------       --------       --------    ------------  ------------

         (6,317)        23,381         20,694     (26,823,346)  (11,691,869)
       --------       --------       --------    ------------  ------------

        226,878        454,234        624,621      72,189,303    89,608,277
        (18,480)       (72,335)       (66,360)    (43,351,608)  (32,811,606)
       --------       --------       --------    ------------  ------------
        208,398        381,899        558,261      28,837,695    56,796,671
       --------       --------       --------    ------------  ------------
        202,081        405,280        578,955       2,014,349    45,104,802
              0              0              0     123,560,492    78,455,690
       --------       --------       --------    ------------  ------------
       $202,081       $405,280       $578,955    $125,574,841  $123,560,492
       ========       ========       ========    ============  ============

              0              0              0
         25,101         42,010         57,674
         (2,996)        (6,907)        (6,215)
       --------       --------       --------
         22,105         35,103         51,459
       ========       ========       ========
       $  9,846       $  4,157       $  7,212    $ 12,495,740  $ 11,375,991
       ========       ========       ========    ============  ============

                                 MONY AMERICA

                              Variable Account L

                         NOTES TO FINANCIAL STATEMENTS

1. Organization and Business:

MONY America Variable Account L (the "Variable Account") is a separate investment account established on February 19, 1985 by MONY Life Insurance Company of America ("MONY America"), under the laws of the State of Arizona.

The Variable Account operates as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). The Variable Account holds assets that are segregated from all of MONY America's other assets and, at present, is used to support Flexible Premium Variable Life Insurance policies, which include Variable Life (Strategist), Variable Universal Life (MONY Equity Master, MONY Custom Equity Master, MONY Custom Estate Master and MONY Variable Universal
Life), Corporate Sponsored Variable Universal Life and Survivorship Variable Universal Life Insurance policies. These policies are issued by MONY America, which is a wholly-owned subsidiary of MONY Life Insurance Company ("MONY"). For presentation purposes, the information related only to the Variable Universal Life Insurance policies (MONY Custom Equity Master) is presented here.

There are thirty-five MONY Custom Equity Master subaccounts within the Variable Account, each of which invests only in a corresponding portfolio of the MONY Series Fund, Inc. (the "Fund"), the Enterprise Accumulation Trust ("Enterprise"), Dreyfus Stock Index Fund, The Dreyfus Socially Responsible Growth Fund, Inc., Fidelity Variable Insurance Products Funds, The Universal Institutional Funds, Inc., Alger American Fund, Lord Abbett Series Fund, PIMCO Variable Insurance Trust, or Janus Aspen Series (collectively, the "Funds"). The Funds are registered under the 1940 Act as open-end, diversified, management investment companies. The Fund and Enterprise are affiliated with MONY.

These financial statements should be read in conjunction with the financial statements and footnotes of the Funds, which were distributed by MONY America to the policyholders.

2. Significant Accounting Policies:

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

  Investments:

The investment in shares of each of the respective Funds' portfolio is stated at value which is the net asset value of the respective portfolio as reported by such portfolio. Net asset values are based upon market or fair valuations of the securities held in each of the corresponding portfolios of the Funds. For the Money Market Portfolio, the net asset value is based on the amortized cost of the securities held, which approximates market value.

  Investment Transactions and Investment Income:

Investments in the portfolios of the Funds are recorded on the trade date. Realized gains and losses on redemption of investments in the portfolios of the Funds are determined on the identified cost basis. Dividend income and distributions from net realized gains are recorded on ex-dividend date. Investment income includes dividends from net investment income and distributions of net realized gains received from the respective portfolios of the Funds. Dividends and distributions received are reinvested in additional shares of the respective portfolios of the Funds.

  Taxes:

MONY America is currently taxed as a life insurance company and will include the Variable Account's operations in its tax return. MONY America does not expect, based on current tax law, to incur any income tax burden upon the earnings or realized gains attributable to the Variable Account. Based on this expectation, no charges are currently being deducted from the Variable Account for federal income tax purposes.

                                 MONY AMERICA

                              Variable Account L

                   NOTES TO FINANCIAL STATEMENTS (continued)



3. Related Party Transactions:

MONY America is the legal owner of the assets held by the Variable Account.

Policy premiums received from MONY America by the Variable Account represent gross policy premiums recorded by MONY America less deductions retained as compensation for certain sales distribution expenses and premium taxes.

The cost of insurance, administration charges, and, if applicable, the cost of any optional benefits added by riders to the insurance policies are deducted monthly from the cash value of the contract to compensate MONY America. A surrender charge may be imposed by MONY America when a full or partial surrender is requested by the policyholders. These deductions are treated as contractholder redemptions by the Variable Account. The amount deducted for the MONY Custom Equity Master Subaccounts for the period ended December 31, 2002 aggregated $30,706,534.

MONY America receives from the Variable Account the amounts deducted for mortality and expense risks at an annual rate of 0.35% of average daily net assets of each of the MONY Custom Equity Master subaccounts. As investment adviser to the Fund, it receives amounts paid by the Fund for those services.

Enterprise Capital Management, Inc., a wholly-owned subsidiary of MONY, acts as investment adviser to the portfolios of Enterprise, and it receives amounts paid by Enterprise for those services.

MONY America and MONY receive fees directly from certain Funds for maintaining and servicing policyholders' accounts. During the period ended December 31, 2002, MONY America received $46,882 in aggregate from certain Funds in connection with Custom Equity Master Subaccounts.

                                 MONY AMERICA

                              Variable Account L

                   NOTES TO FINANCIAL STATEMENTS (continued)



4. Investment Transactions:

Cost of shares acquired and the proceeds from redemption of shares by each subaccount during the year ended December 31, 2002 were as follows:

                                                  Cost of Shares
                                                     Acquired     Proceeds
                                                    (Excludes    from Shares
   MONY Custom Equity Master Subaccounts          Reinvestments)  Redeemed
   -------------------------------------          -------------- -----------

   MONY Series Fund, Inc.

   Intermediate Term Bond Portfolio..............   $  734,202   $  405,603
   Long Term Bond Portfolio......................    1,164,339      434,148
   Government Securities Portfolio...............    1,428,253      300,408
   Money Market Portfolio........................    5,036,708    5,049,965

   Enterprise Accumulation Trust

   Equity Portfolio..............................    3,118,264    1,454,041
   Small Company Value Portfolio.................    4,097,221    1,568,266
   Managed Portfolio.............................    2,921,712    1,574,106
   International Growth Portfolio................    1,025,973      579,423
   High Yield Bond Portfolio.....................    1,008,279      493,758
   Growth Portfolio..............................    6,938,721    3,263,384
   Growth and Income Portfolio...................    3,020,039    1,424,132
   Small Company Growth Portfolio................    2,158,658    1,090,963
   Equity Income Portfolio.......................      805,826      351,474
   Capital Appreciation Portfolio................    1,538,212      843,140
   Multi-Cap Growth Portfolio....................    2,393,509    1,283,833
   Balanced Portfolio............................      403,746      152,374
   Emerging Countries Portfolio..................       58,929       37,975
   Worldwide Growth Portfolio....................       81,137       22,189
   Mid-Cap Growth Portfolio......................      267,751       56,211
   Total Return Portfolio........................      218,384       12,517

   Dreyfus

   Dreyfus Stock Index Fund......................    3,063,140    1,199,935
   Dreyfus Socially Responsible Growth Fund, Inc.      406,578      220,505

   Fidelity Variable Insurance Products Funds

   VIP Growth Portfolio..........................    1,753,408      663,844
   VIP II Contrafund Portfolio...................    1,777,410      789,073
   VIP III Growth Opportunities Portfolio........      365,062      219,120

   Janus Aspen Series

   Aggressive Growth Portfolio...................    2,320,307      923,706
   Balanced Portfolio............................    1,564,354      584,499
   Capital Appreciation Portfolio................    1,352,802      806,982
   Worldwide Growth Portfolio....................    2,469,903      993,712

                                 MONY AMERICA

                              Variable Account L

                   NOTES TO FINANCIAL STATEMENTS (continued)



                                               Cost of Shares
                                                  Acquired     Proceeds
                                                 (Excludes    from Shares
       MONY Custom Equity Master Subaccounts   Reinvestments)  Redeemed
       -------------------------------------   -------------- -----------

       The Alger American Funds

       Mid-Cap Growth Portfolio...............    131,445       11,470

       Lord Abbett Series Fund

       Growth and Income Portfolio............    175,313        5,830
       Mid-Cap Value Portfolio................    292,672        7,424

       The Universal Institutional Funds, Inc.
       US Real Estate Portfolio...............    223,717       15,504

       PIMCO Variable Insurance Trust

       Global Bond Portfolio..................    433,001       51,350
       Real Return Bond Portfolio.............    594,925       37,086

                                 MONY AMERICA

                              Variable Account L

                   NOTES TO FINANCIAL STATEMENTS (continued)



5. Financial Highlights:

For a unit outstanding throughout the period ended December 31, 2002:

                                                     At December 31, 2002       For the period ended December 31, 2002
                                               -------------------------------- -----------------------------------
                                                                                Investment
                                                                     Net Assets   Income                       Total
MONY Custom Equity Master Subaccounts            Units   Unit Values   (000s)     Ratio*     Expense Ratio** Return***
-------------------------------------          --------- ----------- ---------- ----------   --------------- ---------

MONY Series Fund, Inc.
Intermediate Term Bond Subaccount.............   147,956   $12.69     $ 1,878      3.68%          0.35%         8.93%
Long Term Bond Subaccount.....................   272,785    12.73       3,472      4.20           0.35         13.66
Government Securities Subaccount..............   241,339    12.37       2,984      2.72           0.35          6.27
Money Market Subaccount.......................   650,363    11.58       7,531      1.49           0.35          1.14

Enterprise Accumulation Trust

Equity Subaccount............................. 1,107,623     6.27       6,945      0.00           0.35        (29.63)
Small Company Value Subaccount................   828,456    12.55      10,397      0.39           0.35         (9.58)
Managed Subaccount............................ 1,095,521     7.78       8,520      0.96           0.35        (21.41)
International Growth Subaccount...............   366,129     6.99       2,560      0.68           0.35        (19.75)
High Yield Bond Subaccount....................   255,620    10.74       2,744      8.66           0.35          1.23
Growth Subaccount............................. 2,441,538     7.85      19,169      0.40           0.35        (23.56)
Growth and Income Subaccount..................   929,986     7.84       7,294      1.22           0.35        (26.25)
Small Company Growth Subaccount...............   416,895    11.82       4,926      0.00           0.35        (24.23)
Equity Income Subaccount......................   255,927     8.65       2,214      1.27           0.35        (15.03)
Capital Appreciation Subaccount...............   433,997     9.69       4,207      0.00           0.35        (17.18)
Multi-Cap Growth Subaccount...................   993,482     5.06       5,026      0.00           0.35        (34.88)
Balanced Subaccount...........................    86,239     8.69         749      2.16           0.35        (11.15)
Emerging Countries Subaccount.................    16,326     7.88         129      0.21           0.35        (16.97)
Worldwide Growth Subaccount...................    15,617     6.68         104      0.00           0.35        (24.94)
Mid-Cap Growth Subaccount.....................    64,830     5.22         338      0.00           0.35        (31.23)
Total Return Subaccount (1)...................    20,184    10.59         214      3.39(^)        0.35(^)       5.90

Dreyfus

Dreyfus Stock Index Subaccount................   970,710     6.59       6,396      1.40           0.35        (22.65)
Dreyfus Socially Responsible Growth Subaccount   138,847     5.35         742      0.24           0.35        (29.14)

Fidelity Variable Insurance Products Funds

VIP Growth Subaccount.........................   599,095     5.77       3,456      0.13           0.35        (30.40)
VIP II Contrafund Subaccount..................   499,846     8.35       4,175      0.64           0.35         (9.73)
VIP III Growth Opportunities Subaccount.......   155,326     5.55         861      0.86           0.35        (22.16)

Janus Aspen Series

Aggressive Growth Subaccount.................. 1,147,470     4.11       4,710      0.00           0.35        (28.15)
Balanced Subaccount...........................   412,432     9.17       3,784      2.64           0.35         (6.81)
Capital Appreciation Subaccount...............   483,765     7.05       3,409      0.59           0.35        (15.97)
Worldwide Growth Subaccount...................   774,371     6.32       4,897      0.99           0.35        (25.82)

                                 MONY AMERICA

                              Variable Account L

                   NOTES TO FINANCIAL STATEMENTS (continued)



                                          At December 31, 2002      For the period ended December 31, 2002
                                      ----------------------------- -----------------------------------
                                                                    Investment
                                                         Net Assets   Income                       Total
MONY Custom Equity Master Subaccounts Units  Unit Values   (000s)     Ratio*     Expense Ratio** Return***
------------------------------------- ------ ----------- ---------- ----------   --------------- ---------

 Alger American

 MidCap Growth Subaccount (2)........ 13,796   $ 7.66       $106       0.00%(^)       0.35%(^)    (23.40)%

 Lord Abbett Series Fund

 Growth and Income Subaccount (2).... 19,938     8.46        169       1.98(^)        0.35(^)     (15.40)
 Mid Cap Value Subaccount (3)........ 32,852     8.61        283       1.77(^)        0.35(^)     (13.90)

 Universal Institutional Funds, Inc.

 U.S. Real Estate Subaccount (2)..... 22,105     9.14        202       9.10(^)        0.35(^)      (8.60)

 PIMCO Variable Insurance Trust

 Global Bond Subaccount (2).......... 35,103    11.55        405       2.69(^)        0.35(^)      15.50

 Real Return Subaccount (1).......... 51,459    11.25        579       3.99(^)        0.35(^)      12.50

----------
* This ratio represents the amount of dividend income, excluding distributions from net realized gains, received by the subaccount from the underlying fund, net of investment advisory fees assessed by the underlying fund's investment adviser and other expenses of the underlying fund, divided by the average net assets of the subaccount. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the net asset value per Unit. The recognition of dividend income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.
** This ratio represents the annual contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratio includes only those expenses that result in a direct reduction to net asset value per Unit. Charges made directly to contractholder accounts by redemption of Units and expenses of the respective underlying fund are excluded from this ratio.
***Represents the total return for the period indicated, including changes in the value of the underlying fund, and reflects deductions for all items included in the Expense Ratio. The Total Return does not include any expenses assessed through the redemption of Units; the Total Return would have been lower had such expenses been included in the calculation. Total returns for periods less than one year are not annualized.
(^)Annualized
(1)For the period May 8, 2002 (commencement of operations) through December 31, 2002
(2)For the period May 6, 2002 (commencement of operations) through December 31, 2002
(3)For the period May 2, 2002 (commencement of operations) through December 31, 2002

                                 MONY AMERICA

                              Variable Account L

                   NOTES TO FINANCIAL STATEMENTS (continued)



For a unit outstanding throughout the period ended December 31, 2001:

                                                     At December 31, 2001       For the period ended December 31, 2001
                                               -------------------------------- -----------------------------------
                                                                                Investment
                                                                     Net Assets   Income                       Total
MONY Custom Equity Master Subaccounts            Units   Unit Values   (000s)     Ratio*     Expense Ratio** Return***
-------------------------------------          --------- ----------- ---------- ----------   --------------- ---------

MONY Series Fund, Inc.

Intermediate Term Bond Subaccount.............   119,810   $11.65     $ 1,396      4.26%          0.35%         8.17%
Long Term Bond Subaccount.....................   209,209    11.20       2,343      3.73           0.35          5.96
Government Securities Subaccount..............   146,574    11.64       1,707      3.44           0.35          6.20
Money Market Subaccount.......................   649,426    11.45       7,435      3.41           0.35          3.43

Enterprise Accumulation Trust

Equity Subaccount.............................   887,133     8.91       7,909      0.00           0.35        (19.15)
Small Company Value Subaccount................   641,682    13.88       8,905      0.27           0.35          4.91
Managed Subaccount............................   941,722     9.90       9,327      2.25           0.35        (11.53)
International Growth Subaccount...............   309,095     8.71       2,693      0.73           0.35        (28.08)
High Yield Bond Subaccount....................   206,143    10.61       2,188      8.84           0.35          5.47
Growth Subaccount............................. 2,036,137    10.27      20,907      0.48           0.35        (12.89)
Growth and Income Subaccount..................   758,620    10.63       8,064      0.93           0.35        (12.15)
Small Company Growth Subaccount...............   338,648    15.60       5,285      0.00           0.35         (4.18)
Equity Income Subaccount......................   208,347    10.18       2,122      1.15           0.35        (11.09)
Capital Appreciation Subaccount...............   371,317    11.70       4,345      0.67           0.35        (19.42)
Multi-Cap Growth Subaccount...................   818,793     7.77       6,361      0.00           0.35        (17.25)
Balanced Subaccount...........................    59,101     9.78         578      1.85           0.35         (4.21)
Emerging Countries Subaccount (2).............    14,433     9.49         137      0.00(^)        0.35(^)      (5.10)
Worldwide Growth Subaccount (1)...............     8,149     8.90          73      0.00(^)        0.35(^)     (11.00)
Mid-Cap Growth Subaccount (3).................    31,935     7.59         242      0.00(^)        0.35(^)     (24.10)

Dreyfus

Dreyfus Stock Index Subaccount................   726,355     8.52       6,187      1.23           0.35        (12.44)
Dreyfus Socially Responsible Growth Subaccount   110,913     7.55         837      0.08           0.35        (22.88)

Fidelity Variable Insurance Products Funds

VIP Growth Subaccount.........................   447,940     8.29       3,715      0.00           0.35        (18.08)
VIP II Contrafund Subaccount..................   389,954     9.25       3,609      0.51           0.35        (12.74)
VIP III Growth Opportunities Subaccount.......   132,217     7.13         942      0.19           0.35        (14.71)

Janus Aspen Series

Aggressive Growth Subaccount..................   850,465     5.72       4,862      0.00           0.35        (39.66)
Balanced Subaccount...........................   308,589     9.84       3,037      3.22           0.35         (5.02)
Capital Appreciation Subaccount...............   414,025     8.39       3,472      1.38           0.35        (21.95)
Worldwide Growth Subaccount...................   573,563     8.52       4,886      0.58           0.35        (22.76)

----------
* This ratio represents the amount of dividend income, excluding distributions from net realized gains, received by the subaccount from the underlying fund, net of investment advisory fees assessed by the underlying fund's investment adviser

                                 MONY AMERICA

                              Variable Account L

                   NOTES TO FINANCIAL STATEMENTS (continued)


   and other expenses of the underlying fund, divided by the average net assets of the subaccount. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the net asset value per Unit. The recognition of dividend income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.
** This ratio represents the annual contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratio includes only those expenses that result in a direct reduction to net asset value per Unit. Charges made directly to contractholder accounts by redemption of Units and expenses of the respective underlying fund are excluded from this ratio.
***Represents the total return for the period indicated, including changes in the value of the underlying fund, and reflects deductions for all items included in the Expense Ratio. The Total Return does not include any expenses assessed through the redemption of Units; the Total Return would have been lower had such expenses been included in the calculation. Total returns for periods less than one year are not annualized.
(^)Annualized
(1)For the period May 3, 2001 (commencement of operations) through December 31, 2001.
(2)For the period May 24, 2001 (commencement of operations) through December 31, 2001.
(3)For the period May 21, 2001 (commencement of operations) through December 31, 2001.

                     [THIS PAGE INTENTIONALLY LEFT BLANK]

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
MONY Life Insurance Company of America and the
Contractholders of MONY America Variable Account L -- MONY Custom Estate Master

In our opinion, the accompanying statements of assets and liabilities and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of each of MONY Custom Estate Master's Subaccounts of MONY America Variable Account L at December 31, 2002, and the results of each of their operations, the changes in each of their net assets and the financial highlights for the periods presented, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of MONY Life Insurance Company of America's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of investments at December 31, 2002 by correspondence with the underlying funds' transfer agents, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
New York, New York
April 8, 2003

                                 MONY AMERICA

                              Variable Account L

                      STATEMENT OF ASSETS AND LIABILITIES

                               December 31, 2002

                                                   MONY Custom Estate Master
                                         ---------------------------------------------
                                                    MONY Series Fund, Inc.
                                         ---------------------------------------------
                                         Intermediate Long Term  Government   Money
                                          Term Bond      Bond    Securities   Market
                                          Subaccount  Subaccount Subaccount Subaccount
                                         ------------ ---------- ---------- ----------
                ASSETS
Shares held in respective Funds.........     32,492      32,580     28,520   1,187,380
                                           ========    ========   ========  ==========
Investments at cost.....................   $365,756    $420,722   $322,940  $1,187,380
                                           ========    ========   ========  ==========
Investments in respective Funds, at net
  asset value...........................   $384,385    $473,388   $337,112  $1,187,380
Amount due from MONY America............          0           0          0           0
Amount due from respective Funds........         24           0          0           0
                                           --------    --------   --------  ----------
       Total assets.....................    384,409     473,388    337,112   1,187,380
                                           --------    --------   --------  ----------
              LIABILITIES
Amount due to MONY America..............        141         140         98         354
Amount due to respective Funds..........          0           0          0           0
                                           --------    --------   --------  ----------
       Total liabilities................        141         140         98         354
                                           --------    --------   --------  ----------
Net assets..............................   $384,268    $473,248   $337,014  $1,187,026
                                           ========    ========   ========  ==========
Net assets consist of:
  Contractholders' net payments.........   $325,055    $381,460   $303,467  $1,111,844
  Undistributed net investment income...     32,179      42,086     16,097      75,182
  Accumulated net realized gain (loss)
   on investments.......................      8,405      (2,964)     3,278           0
  Net unrealized appreciation
   (depreciation) of investments........     18,629      52,666     14,172           0
                                           --------    --------   --------  ----------
Net assets..............................   $384,268    $473,248   $337,014  $1,187,026
                                           ========    ========   ========  ==========
Number of units outstanding*............     30,069      36,149     27,158     102,684
                                           --------    --------   --------  ----------
Net asset value per unit outstanding*...   $  12.78    $  13.09   $  12.41  $    11.56
                                           ========    ========   ========  ==========

----------
* Units outstanding have been rounded for presentation purposes.

                      See notes to financial statements.

                                     MONY Custom Estate Master
---------------------------------------------------------------------------------------------------
                                   Enterprise Accumulation Trust
---------------------------------------------------------------------------------------------------
            Small Company             International High Yield             Growth and  Small Company
  Equity        Value      Managed       Growth        Bond      Growth      Income       Growth
Subaccount   Subaccount   Subaccount   Subaccount   Subaccount Subaccount  Subaccount   Subaccount
----------  ------------- ----------  ------------- ---------- ----------  ----------  -------------
    62,285       60,438       84,304       76,152     114,122     724,560     300,667      102,819
==========   ==========   ==========    =========    ========  ==========  ==========    =========
$1,136,002   $1,223,996   $1,733,739    $ 362,303    $509,233  $3,807,031  $1,690,264    $ 783,423
==========   ==========   ==========    =========    ========  ==========  ==========    =========
$  762,376   $1,037,117   $1,288,164    $ 263,486    $461,054  $2,883,748  $1,187,634    $ 614,859
         0            0            0        2,681           0       6,040       1,787        3,376
        23            0           26            0           0          52           0            0
----------   ----------   ----------    ---------    --------  ----------  ----------    ---------
   762,399    1,037,117    1,288,190      266,167     461,054   2,889,840   1,189,421      618,235
----------   ----------   ----------    ---------    --------  ----------  ----------    ---------
       267          321          424           81         140         957         368          186
         0            0            0        2,681           0       6,040       1,787        3,376
----------   ----------   ----------    ---------    --------  ----------  ----------    ---------
       267          321          424        2,762         140       6,997       2,155        3,562
----------   ----------   ----------    ---------    --------  ----------  ----------    ---------
$  762,132   $1,036,796   $1,287,766    $ 263,405    $460,914  $2,882,843  $1,187,266    $ 614,673
==========   ==========   ==========    =========    ========  ==========  ==========    =========
$1,167,911   $1,070,015   $1,694,886    $ 615,736    $446,635  $3,988,921  $1,698,942    $ 759,834
   233,178      308,025      507,545      113,380      76,377      18,102      16,492       19,234
  (265,331)    (154,365)    (469,090)    (366,894)    (13,919)   (200,897)    (25,538)       4,169
  (373,626)    (186,879)    (445,575)     (98,817)    (48,179)   (923,283)   (502,630)    (168,564)
----------   ----------   ----------    ---------    --------  ----------  ----------    ---------
$  762,132   $1,036,796   $1,287,766    $ 263,405    $460,914  $2,882,843  $1,187,266    $ 614,673
==========   ==========   ==========    =========    ========  ==========  ==========    =========
   122,785       87,482      167,850       40,098      43,159     377,484     153,750       53,474
----------   ----------   ----------    ---------    --------  ----------  ----------    ---------
$     6.21   $    11.85   $     7.67    $    6.57    $  10.68  $     7.64  $     7.72    $   11.50
==========   ==========   ==========    =========    ========  ==========  ==========    =========

                                 MONY AMERICA

                              Variable Account L

                STATEMENT OF ASSETS AND LIABILITIES (continued)

                               December 31, 2002

                                           MONY Custom Estate Master
                                 --------------------------------------------
                                         Enterprise Accumulation Trust
                                 --------------------------------------------

                                   Equity     Capital    Multi-Cap
                                   Income   Appreciation   Growth    Balanced
                                 Subaccount  Subaccount  Subaccount Subaccount
                                 ---------- ------------ ---------- ----------
             ASSETS
  Shares held in respective
    Funds.......................   165,248     123,059      89,554     46,922
                                 =========   =========   =========   ========
  Investments at cost........... $ 847,075   $ 748,987   $ 746,113   $226,648
                                 =========   =========   =========   ========
  Investments in respective
    Funds, at net asset value... $ 697,347   $ 582,071   $ 493,442   $198,949
  Amount due from MONY America..     1,787           0      14,320          0
  Amount due from respective
    Funds.......................        18           0          23          0
                                 ---------   ---------   ---------   --------
         Total assets...........   699,152     582,071     507,785    198,949
                                 ---------   ---------   ---------   --------
           LIABILITIES
  Amount due to MONY America....       232         180         169         60
  Amount due to respective Funds     1,787           0      14,320          0
                                 ---------   ---------   ---------   --------
         Total liabilities......     2,019         180      14,489         60
                                 ---------   ---------   ---------   --------
  Net assets.................... $ 697,133   $ 581,891   $ 493,296   $198,889
                                 =========   =========   =========   ========
  Net assets consist of:
    Contractholders' net
     payments................... $ 868,558   $ 753,256   $ 905,954   $224,679
    Undistributed net
     investment income (loss)...    11,437      12,449      (3,929)     5,565
    Accumulated net realized
     gain (loss) on investments.   (33,134)    (16,898)   (156,058)    (3,656)
    Net unrealized appreciation
     (depreciation) of
     investments................  (149,728)   (166,916)   (252,671)   (27,699)
                                 ---------   ---------   ---------   --------
  Net assets.................... $ 697,133   $ 581,891   $ 493,296   $198,889
                                 =========   =========   =========   ========
  Number of units outstanding*..    82,263      65,144     103,758     22,902
                                 ---------   ---------   ---------   --------
  Net asset value per unit
    outstanding*................ $    8.47   $    8.93   $    4.76   $   8.68
                                 =========   =========   =========   ========

----------
* Units outstanding have been rounded for presentation purposes.

                      See notes to financial statements.

                                       MONY Custom Estate Master
-------------------------------------------------------------------------------------------------------------
       Enterprise Accumulation Trust                                Fidelity Variable Insurance Products Funds
-------------------------------------------                         -----------------------------------------
                                                          Dreyfus
             World                                       Socially                                 VIP III
 Mid-Cap      Wide     Emerging    Total      Dreyfus   Responsible    VIP          VIP II        Growth
  Growth     Growth   Countries    Return   Stock Index   Growth      Growth      Contrafund   Opportunities
Subaccount Subaccount Subaccount Subaccount Subaccount  Subaccount  Subaccount    Subaccount    Subaccount
---------- ---------- ---------- ---------- ----------- ----------- ----------    ----------   -------------
   5,193        86         456      4,019       36,496      2,150      14,695        17,543         4,942
 =======     =====      ======    =======   ==========   ========   =========      ========      ========
 $34,607     $ 740      $4,027    $40,235   $1,072,347   $ 54,425   $ 492,407      $358,189      $ 70,905
 =======     =====      ======    =======   ==========   ========   =========      ========      ========
 $27,523     $ 581      $3,605    $40,955   $  820,068   $ 40,644   $ 342,990      $316,472      $ 57,816
       0         0           0          0            0          0       3,368         3,368             0
       0         0           0          0           16          0          22            18             0
 -------     -----      ------    -------   ----------   --------   ---------      --------      --------
  27,523       581       3,605     40,955      820,084     40,644     346,380       319,858        57,816
 -------     -----      ------    -------   ----------   --------   ---------      --------      --------
       9         1           1         12          273         11         130           114            18
       0         0           0          0            0          0       3,368         3,368             0
 -------     -----      ------    -------   ----------   --------   ---------      --------      --------
       9         1           1         12          273         11       3,498         3,482            18
 -------     -----      ------    -------   ----------   --------   ---------      --------      --------
 $27,514     $ 580      $3,604    $40,943   $  819,811   $ 40,633   $ 342,882      $316,376      $ 57,798
 =======     =====      ======    =======   ==========   ========   =========      ========      ========
 $35,017     $ 755      $4,094    $39,101   $1,117,116   $ 61,595   $ 531,621      $379,923      $ 79,687
    (152)       (3)         (1)     1,108       24,420        (48)     33,884         8,805           745
    (267)      (13)        (67)        14      (69,446)    (7,133)    (73,206)      (30,635)       (9,545)
  (7,084)     (159)       (422)       720     (252,279)   (13,781)   (149,417)      (41,717)      (13,089)
 -------     -----      ------    -------   ----------   --------   ---------      --------      --------
 $27,514     $ 580      $3,604    $40,943   $  819,811   $ 40,633   $ 342,882      $316,376      $ 57,798
 =======     =====      ======    =======   ==========   ========   =========      ========      ========
   4,410        77         436      3,873      125,137      7,887      60,954        40,733        10,220
 -------     -----      ------    -------   ----------   --------   ---------      --------      --------
 $  6.24     $7.59      $ 8.27    $ 10.57   $     6.55   $   5.15   $    5.63      $   7.77      $   5.66
 =======     =====      ======    =======   ==========   ========   =========      ========      ========

                                 MONY AMERICA

                              Variable Account L

                STATEMENT OF ASSETS AND LIABILITIES (continued)

                               December 31, 2002


                                                                        MONY Custom Estate Master
                                                              --------------------------------------------


                                                                           Janus Aspen Series
                                                              --------------------------------------------
                                                              Aggressive              Capital    Worldwide
                                                                Growth    Balanced  Appreciation   Growth
                                                              Subaccount Subaccount  Subaccount  Subaccount
                                                              ---------- ---------- ------------ ----------
                           ASSETS
Shares held in respective Funds..............................    20,079     23,168      21,675      23,536
                                                              =========   ========   =========   =========
Investments at cost.......................................... $ 583,568   $517,733   $ 508,997   $ 701,426
                                                              =========   ========   =========   =========
Investments in respective Funds, at net asset value.......... $ 318,046   $477,025   $ 376,489   $ 495,438
Amount due from MONY America.................................         0          0           0           0
Amount due from respective Funds.............................         0         20           0          23
                                                              ---------   --------   ---------   ---------
       Total assets..........................................   318,046    477,045     376,489     495,461
                                                              ---------   --------   ---------   ---------
                        LIABILITIES
Amount due to MONY America...................................        96        166         116         173
Amount due to respective Funds...............................         0          0           0           0
                                                              ---------   --------   ---------   ---------
       Total liabilities.....................................        96        166         116         173
                                                              ---------   --------   ---------   ---------
Net assets................................................... $ 317,950   $476,879   $ 376,373   $ 495,288
                                                              =========   ========   =========   =========
Net assets consist of:
   Contractholders' net payments............................. $ 783,295   $509,851   $ 582,311   $ 788,964
   Undistributed net investment income (loss)................    18,996     24,133       6,429      15,619
   Accumulated net realized gain (loss) on investments.......  (218,819)   (16,397)    (79,859)   (103,307)
   Net unrealized appreciation (depreciation) of investments.  (265,522)   (40,708)   (132,508)   (205,988)
                                                              ---------   --------   ---------   ---------
Net assets................................................... $ 317,950   $476,879   $ 376,373   $ 495,288
                                                              =========   ========   =========   =========
Number of units outstanding*.................................    93,463     52,935      56,385      88,956
                                                              ---------   --------   ---------   ---------
Net asset value per unit outstanding*........................ $    3.40   $   9.01   $    6.68   $    5.57
                                                              =========   ========   =========   =========

----------
* Units outstanding have been rounded for presentation purposes.

                      See notes to financial statements.

                            MONY Custom Estate Master
--------------------------------------------------------------------------------------------
  Alger                                                           The Universal
 American                                                         Institutional
   Fund    Lord Abbett Series Fund PIMCO Variable Insurance Trust  Funds, Inc.
---------- ----------------------  ------------------------------ -------------
  MidCap   Growth and   Mid-Cap      Global       Real Return       U.S. Real
  Growth     Income      Value        Bond           Bond            Estate
Subaccount Subaccount  Subaccount  Subaccount     Subaccount       Subaccount      Total
---------- ----------  ----------  ----------     -----------     ------------- -----------

     568      1,459       3,150       1,331          13,108            1,324
  ======    =======     =======     =======        ========          =======
  $7,351    $27,870     $43,796     $14,826        $151,160          $15,963    $20,812,184
  ======    =======     =======     =======        ========          =======    ===========
  $7,066    $27,474     $43,654     $15,558        $155,984          $14,996    $16,434,896
       0          0           0           0               0                0         36,727
       0          0           0           0               0                0            265
  ------    -------     -------     -------        --------          -------    -----------
   7,066     27,474      43,654      15,558         155,984           14,996     16,471,888
  ------    -------     -------     -------        --------          -------    -----------
       2          8          13           4              46                4          5,315
       0          0           0           0               0                0         36,727
  ------    -------     -------     -------        --------          -------    -----------
       2          8          13           4              46                4         42,042
  ------    -------     -------     -------        --------          -------    -----------
  $7,064    $27,466     $43,641     $15,554        $155,938          $14,992    $16,429,846
  ======    =======     =======     =======        ========          =======    ===========
  $7,405    $27,868     $43,726     $14,626        $148,814          $15,278    $21,488,200
     (11)       124         183         184           2,197              729      1,620,740
     (45)      (130)       (126)         12             103              (48)    (2,301,806)
    (285)      (396)       (142)        732           4,824             (967)    (4,377,288)
  ------    -------     -------     -------        --------          -------    -----------
  $7,064    $27,466     $43,641     $15,554        $155,938          $14,992    $16,429,846
  ======    =======     =======     =======        ========          =======    ===========
     892      3,229       5,072       1,421          14,071            1,656
  ------    -------     -------     -------        --------          -------
  $ 7.91    $  8.51     $  8.61     $ 10.95        $  11.08          $  9.06
  ======    =======     =======     =======        ========          =======

                                 MONY AMERICA

                              Variable Account L

                            STATEMENT OF OPERATIONS

                     For the year ended December 31, 2002

                                           MONY Custom Estate Master
                                 --------------------------------------------
                                            MONY Series Fund, Inc.
                                 --------------------------------------------
                                 Intermediate Long Term  Government   Money
                                  Term Bond      Bond    Securities   Market
                                  Subaccount  Subaccount Subaccount Subaccount
                                 ------------ ---------- ---------- ----------
  Dividend income...............   $13,336     $16,251    $ 8,122    $16,838
  Distribution from net
    realized gains..............         0           0          0          0
  Mortality and expense risk
    charges ....................    (1,260)     (1,408)      (964)    (3,958)
                                   -------     -------    -------    -------
  Net investment income (loss)..    12,076      14,843      7,158     12,880
                                   -------     -------    -------    -------
  Realized and unrealized gain
    (loss) on investments:
    Net realized gain (loss) on
     investments................    14,456       2,977      2,957          0
    Net change in unrealized
     appreciation
     (depreciation) of
     investments................     6,968      37,885      6,869          0
                                   -------     -------    -------    -------
  Net realized and unrealized
    gain (loss) on investments..    21,424      40,862      9,826          0
                                   -------     -------    -------    -------
  Net increase (decrease) in
    net assets resulting from
    operations..................   $33,500     $55,705    $16,984    $12,880
                                   =======     =======    =======    =======

                      See notes to financial statements.

                                   MONY Custom Estate Master
-----------------------------------------------------------------------------------------------
                                 Enterprise Accumulation Trust
-----------------------------------------------------------------------------------------------
           Small Company            International High Yield            Growth and Small Company
  Equity       Value      Managed      Growth        Bond      Growth     Income      Growth
Subaccount  Subaccount   Subaccount  Subaccount   Subaccount Subaccount Subaccount  Subaccount
---------- ------------- ---------- ------------- ---------- ---------- ---------- -------------
$       0    $   3,965   $  12,548    $  1,834     $ 36,743  $  12,138  $  15,159    $       0
        0       29,962           0           0            0          0          0            0
   (2,621)      (3,641)     (4,508)       (928)      (1,484)   (10,291)    (4,535)      (2,312)
---------    ---------   ---------    --------     --------  ---------  ---------    ---------
   (2,621)      30,286       8,040         906       35,259      1,847     10,624       (2,312)
---------    ---------   ---------    --------     --------  ---------  ---------    ---------
  (70,971)     (92,749)    (60,998)    (18,609)      (6,390)  (120,717)   (61,950)     (27,747)
 (181,351)     (41,351)   (260,439)    (43,803)     (25,036)  (672,424)  (353,754)    (162,458)
---------    ---------   ---------    --------     --------  ---------  ---------    ---------
 (252,322)    (134,100)   (321,437)    (62,412)     (31,426)  (793,141)  (415,704)    (190,205)
---------    ---------   ---------    --------     --------  ---------  ---------    ---------
$(254,943)   $(103,814)  $(313,397)   $(61,506)    $  3,833  $(791,294) $(405,080)   $(192,517)
=========    =========   =========    ========     ========  =========  =========    =========

                                 MONY AMERICA

                              Variable Account L

                      STATEMENT OF OPERATIONS (continued)

                                            MONY Custom Estate Master
                               --------------------------------------------------
                                          Enterprise Accumulation Trust
                               --------------------------------------------------
                                  Equity      Capital     Multi-Cap
                                  Income    Appreciation    Growth      Balanced
                                Subaccount   Subaccount   Subaccount   Subaccount
                               ------------ ------------ ------------ ------------
                                 For the      For the      For the      For the
                                year ended   year ended   year ended   year ended
                               December 31, December 31, December 31, December 31,
                                   2002         2002         2002         2002
                               ------------ ------------ ------------ ------------
Dividend income...............  $   9,142    $       0    $       0     $  3,846
Distribution from net
  realized gains..............          0            0            0            0
Mortality and expense risk
  charges.....................     (2,662)      (1,894)      (1,790)        (641)
                                ---------    ---------    ---------     --------
Net investment income (loss)..      6,480       (1,894)      (1,790)       3,205
                                ---------    ---------    ---------     --------
Realized and unrealized gain
  (loss) on investments:
  Net realized gain (loss) on
   investments................    (31,088)     (17,153)     (41,431)      (1,792)
  Net change in unrealized
   appreciation
   (depreciation) of
   investments................   (108,859)     (84,095)    (179,634)     (23,693)
                                ---------    ---------    ---------     --------
Net realized and unrealized
  gain (loss) on investments..   (139,947)    (101,248)    (221,065)     (25,485)
                                ---------    ---------    ---------     --------
Net increase (decrease) in
  net assets resulting from
  operations..................  $(133,467)   $(103,142)   $(222,855)    $(22,280)
                                =========    =========    =========     ========

----------
** Commencement of operations.

                      See notes to financial statements.

                                                 MONY Custom Estate Master
-----------------------------------------------------------------------------------------------------------------------------
              Enterprise Accumulation Trust                                         Fidelity Variable Insurance Products Funds
--------------------------------------------------------                            -----------------------------------------
                                                                         Dreyfus
                                                                         Socially                                  VIP III
  Mid-Cap      World Wide      Emerging                     Dreyfus    Responsible                   VIP II        Growth
   Growth        Growth       Countries     Total Return  Stock Index     Growth     VIP Growth    Contrafund   Opportunities
 Subaccount    Subaccount     Subaccount     Subaccount    Subaccount   Subaccount   Subaccount    Subaccount    Subaccount
------------ -------------- -------------- -------------- ------------ ------------ ------------  ------------  -------------
             For the period For the period For the period
               January 7,     January 7,      June 28,
  For the        2002**         2002**         2002**       For the      For the      For the       For the        For the
 year ended     through        through        through      year ended   year ended   year ended    year ended    year ended
December 31,  December 31,   December 31,   December 31,  December 31, December 31, December 31,  December 31,  December 31,
    2002          2002           2002           2002          2002         2002         2002          2002          2002
------------ -------------- -------------- -------------- ------------ ------------ ------------  ------------  -------------
  $      0       $   0          $   6          $  529      $  12,086     $    108    $     538      $  2,271      $    540
         0           0              0             635              0            0            0             0             0
      (116)         (3)            (7)            (56)        (2,988)        (137)      (1,367)       (1,148)         (223)
  --------       -----          -----          ------      ---------     --------    ---------      --------      --------
      (116)         (3)            (1)          1,108          9,098          (29)        (829)        1,123           317
  --------       -----          -----          ------      ---------     --------    ---------      --------      --------
      (194)        (13)           (67)             14        (45,674)      (5,932)     (39,155)       (8,559)       (1,969)
   (12,426)       (159)          (422)            720       (191,996)      (7,597)    (106,518)      (27,648)      (14,970)
  --------       -----          -----          ------      ---------     --------    ---------      --------      --------
   (12,620)       (172)          (489)            734       (237,670)     (13,529)    (145,673)      (36,207)      (16,939)
  --------       -----          -----          ------      ---------     --------    ---------      --------      --------
  $(12,736)      $(175)         $(490)         $1,842      $(228,572)    $(13,558)   $(146,502)     $(35,084)     $(16,622)
  ========       =====          =====          ======      =========     ========    =========      ========      ========

                                 MONY AMERICA

                              Variable Account L

                      STATEMENT OF OPERATIONS (continued)


                                                      MONY Custom Estate Master
                                         --------------------------------------------------

                                                         Janus Aspen Series
                                         --------------------------------------------------
                                          Aggressive                 Capital     Worldwide
                                            Growth      Balanced   Appreciation    Growth
                                          Subaccount   Subaccount   Subaccount   Subaccount
                                         ------------ ------------ ------------ ------------
                                         For the year For the year For the year For the year
                                            ended        ended        ended        ended
                                         December 31, December 31, December 31, December 31,
                                             2002         2002         2002         2002
                                         ------------ ------------ ------------ ------------
Dividend income.........................  $       0     $ 11,347     $  2,355    $   5,135
Distribution from net realized gains....          0            0            0            0
Mortality and expense risk charges .....     (1,103)      (1,513)      (1,359)      (1,892)
                                          ---------     --------     --------    ---------
Net investment income (loss)............     (1,103)       9,834          996        3,243
                                          ---------     --------     --------    ---------
Realized and unrealized gain (loss) on
  investments:
  Net realized gain (loss) on
   investments..........................    (95,349)      (8,324)     (33,480)     (31,102)
  Net change in unrealized appreciation
   (depreciation) of investments........     (9,043)     (30,615)     (36,331)    (135,588)
                                          ---------     --------     --------    ---------
Net realized and unrealized gain (loss)
  on investments........................   (104,392)     (38,939)     (69,811)    (166,690)
                                          ---------     --------     --------    ---------
Net increase (decrease) in net assets
  resulting from operations.............  $(105,495)    $(29,105)    $(68,815)   $(163,447)
                                          =========     ========     ========    =========

----------
** Commencement of operations

                      See notes to financial statements.

                                                MONY Custom Estate Master
------------------------------------------------------------------------------------------------------------------------
                                                                                 The Universal Institutional
Alger American Fund    Lord Abbett Series Fund    PIMCO Variable Insurance Trust         Funds, Inc.
------------------- ----------------------------  -----------------------------  ---------------------------
                      Growth and                                   Real Return
   MidCap Growth        Income     Mid-Cap Value    Global Bond        Bond           U.S. Real Estate
    Subaccount        Subaccount     Subaccount     Subaccount      Subaccount           Subaccount
------------------- -------------- -------------- --------------- -------------- ---------------------------
  For the period    For the period For the period For the period  For the period       For the period
  June 3, 2002**    June 3, 2002** May 2, 2002**  June 24, 2002** June 3, 2002**       June 24, 2002**
      through          through        through         through        through               through
   December 31,      December 31,   December 31,   December 31,    December 31,         December 31,
       2002              2002           2002           2002            2002                 2002                TOTAL
------------------- -------------- -------------- --------------- -------------- --------------------------- -----------
       $   0            $ 159          $ 243           $144           $2,088               $   474           $   187,945
           0                4              0             59              296                   274                31,230
         (11)             (39)           (60)           (19)            (187)                  (19)              (57,144)
       -----            -----          -----           ----           ------               -------           -----------
         (11)             124            183            184            2,197                   729               162,031
       -----            -----          -----           ----           ------               -------           -----------

         (45)            (130)          (126)            12              103                   (48)             (801,243)
        (285)            (396)          (142)           732            4,824                  (967)           (2,654,002)
       -----            -----          -----           ----           ------               -------           -----------
        (330)            (526)          (268)           744            4,927                (1,015)           (3,455,245)
       -----            -----          -----           ----           ------               -------           -----------
       $(341)           $(402)         $ (85)          $928           $7,124               $  (286)          $(3,293,214)
       =====            =====          =====           ====           ======               =======           ===========

                                 MONY AMERICA

                              Variable Account L

                      STATEMENT OF CHANGES IN NET ASSETS


                                                         MONY Custom Estate Master
                               ----------------------------------------------------------------------------
                                                          MONY Series Fund, Inc.
                               ----------------------------------------------------------------------------
                                     Intermediate                Long Term                Government
                                       Term Bond                   Bond                   Securities
                                      Subaccount                Subaccount                Subaccount
                               ------------------------  ------------------------  ------------------------
                               For the year For the year For the year For the year For the year For the year
                                  ended        ended        ended        ended        ended        ended
                               December 31, December 31, December 31, December 31, December 31, December 31,
                                   2002         2001         2002         2001         2002         2001
                               ------------ ------------ ------------ ------------ ------------ ------------
From operations:
 Net investment income (loss).  $  12,076     $  8,519     $ 14,843     $ 11,429     $  7,158     $  5,174
 Net realized gain (loss) on
   investments................     14,456          837        2,977        2,995        2,957          944
 Net change in unrealized
   appreciation
   (depreciation) of
   investments................      6,968        6,591       37,885        1,315        6,869        2,787
                                ---------     --------     --------     --------     --------     --------
Net increase (decrease) in
 net assets resulting from
 operations...................     33,500       15,947       55,705       15,739       16,984        8,905
                                ---------     --------     --------     --------     --------     --------
From unit transactions:
 Net proceeds from the
   issuance of units..........    285,487      121,623      158,204      110,478      161,980      129,023
 Net asset value of units
   redeemed or used to meet
   contract obligations.......   (209,541)     (14,261)     (61,702)     (16,761)     (65,434)     (20,232)
                                ---------     --------     --------     --------     --------     --------
Net increase from unit
 transactions.................     75,946      107,362       96,502       93,717       96,546      108,791
                                ---------     --------     --------     --------     --------     --------
Net increase (decrease) in
 net assets...................    109,446      123,309      152,207      109,456      113,530      117,696
Net assets beginning of year..    274,822      151,513      321,041      211,585      223,484      105,788
                                ---------     --------     --------     --------     --------     --------
Net assets end of year*.......  $ 384,268     $274,822     $473,248     $321,041     $337,014     $223,484
                                =========     ========     ========     ========     ========     ========
Unit transactions:
Units outstanding beginning
 of year......................     23,432       13,970       27,875       19,459       19,126        9,616
Units issued during the year..     24,048       10,713       13,666        9,902       13,640       11,337
Units redeemed during the year    (17,411)      (1,251)      (5,392)      (1,486)      (5,608)      (1,827)
                                ---------     --------     --------     --------     --------     --------
Units outstanding end of year.     30,069       23,432       36,149       27,875       27,158       19,126
                                =========     ========     ========     ========     ========     ========
----------
*  Includes undistributed net
   investment income of:        $  32,179     $ 20,103     $ 42,086     $ 27,243     $ 16,097     $  8,939
                                =========     ========     ========     ========     ========     ========

                      See notes to financial statements.

                                       MONY Custom Estate Master
------------------------------------------------------------------------------------------------------
 MONY Series Fund, Inc.                           Enterprise Accumulation Trust
------------------------  ----------------------------------------------------------------------------
          Money                                           Small Company
         Market                    Equity                     Value                    Managed
       Subaccount                Subaccount                Subaccount                Subaccount
------------------------  ------------------------  ------------------------  ------------------------
For the year For the year For the year For the year For the year For the year For the year For the year
   ended        ended        ended        ended        ended        ended        ended        ended
December 31, December 31, December 31, December 31, December 31, December 31, December 31, December 31,
    2002         2001         2002         2001         2002         2001         2002         2001
------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------

 $   12,880   $   29,075   $  (2,621)   $ 110,755    $   30,286   $ 191,641    $    8,040   $   89,061
          0            0     (70,971)    (164,469)      (92,749)    (64,006)      (60,998)    (267,690)

          0            0    (181,351)     (57,907)      (41,351)    (91,442)     (260,439)      33,588
 ----------   ----------   ---------    ---------    ----------   ---------    ----------   ----------

     12,880       29,075    (254,943)    (111,621)     (103,814)     36,193      (313,397)    (145,041)
 ----------   ----------   ---------    ---------    ----------   ---------    ----------   ----------

    678,331      728,578     359,563      477,191       331,060     604,594       481,836      570,513

   (566,758)    (382,491)    (95,350)    (136,325)     (129,301)   (193,947)     (187,365)    (240,942)
 ----------   ----------   ---------    ---------    ----------   ---------    ----------   ----------
    111,573      346,087     264,213      340,866       201,759     410,647       294,471      329,571
 ----------   ----------   ---------    ---------    ----------   ---------    ----------   ----------
    124,453      375,162       9,270      229,245        97,945     446,840       (18,926)     184,530
  1,062,573      687,411     752,862      523,617       938,851     492,011     1,306,692    1,122,162
 ----------   ----------   ---------    ---------    ----------   ---------    ----------   ----------
 $1,187,026   $1,062,573   $ 762,132    $ 752,862    $1,036,796   $ 938,851    $1,287,766   $1,306,692
 ==========   ==========   =========    =========    ==========   =========    ==========   ==========

     92,971       62,215      85,310       47,999        71,640      39,371       133,735      101,675
     60,535       65,264      53,805       52,960        26,300      47,584        58,650       55,862
    (50,822)     (34,508)    (16,330)     (15,649)      (10,458)    (15,315)      (24,535)     (23,802)
 ----------   ----------   ---------    ---------    ----------   ---------    ----------   ----------
    102,684       92,971     122,785       85,310        87,482      71,640       167,850      133,735
 ==========   ==========   =========    =========    ==========   =========    ==========   ==========

 $   75,182   $   62,302   $ 233,178    $ 235,799    $  308,025   $ 277,739    $  507,545   $  499,505
 ==========   ==========   =========    =========    ==========   =========    ==========   ==========

                                 MONY AMERICA

                              Variable Account L

                STATEMENT OF CHANGES IN NET ASSETS (continued)


                                                         MONY Custom Estate Master
                               ----------------------------------------------------------------------------
                                                       Enterprise Accumulation Trust
                               ----------------------------------------------------------------------------
                                     International              High Yield
                                        Growth                     Bond                     Growth
                                      Subaccount                Subaccount                Subaccount
                               ------------------------  ------------------------  ------------------------
                               For the year For the year For the year For the year For the year For the year
                                  ended        ended        ended        ended        ended        ended
                               December 31, December 31, December 31, December 31, December 31, December 31,
                                   2002         2001         2002         2001         2002         2001
                               ------------ ------------ ------------ ------------ ------------ ------------
From operations:
 Net investment income (loss).   $    906    $  25,464     $ 35,259     $ 25,738    $    1,847   $    3,715
 Net realized gain (loss) on
   investments................    (18,609)    (354,826)      (6,390)      (4,099)     (120,717)    (141,952)
 Net change in unrealized
   appreciation
   (depreciation) of
   investments................    (43,803)     126,672      (25,036)      (8,004)     (672,424)    (193,933)
                                 --------    ---------     --------     --------    ----------   ----------
Net increase (decrease) in
 net assets resulting from
 operations...................    (61,506)    (202,690)       3,833       13,635      (791,294)    (332,170)
                                 --------    ---------     --------     --------    ----------   ----------
From unit transactions:
 Net proceeds from the
   issuance of units..........    115,064      213,313      145,473      136,219     1,140,490    1,370,112
 Net asset value of units
   redeemed or used to
   meet contract obligations..    (44,788)    (680,712)     (43,130)     (17,790)     (397,988)    (484,138)
                                 --------    ---------     --------     --------    ----------   ----------
Net increase (decrease) from
 unit transactions............     70,276     (467,399)     102,343      118,429       742,502      885,974
                                 --------    ---------     --------     --------    ----------   ----------
Net increase (decrease) in
 net assets...................      8,770     (670,089)     106,176      132,064       (48,792)     553,804
Net assets beginning of year..    254,635      924,724      354,738      222,674     2,931,635    2,377,831
                                 --------    ---------     --------     --------    ----------   ----------
Net assets end of year*.......   $263,405    $ 254,635     $460,914     $354,738    $2,882,843   $2,931,635
                                 ========    =========     ========     ========    ==========   ==========
Unit transactions:
Units outstanding beginning
 of year......................     31,108       81,241       33,604       22,259       293,534      207,436
Units issued during the year..     15,328       22,797       13,952       13,038       131,041      135,123
Units redeemed during the year     (6,338)     (72,930)      (4,397)      (1,693)      (47,091)     (49,025)
                                 --------    ---------     --------     --------    ----------   ----------
Units outstanding end of year.     40,098       31,108       43,159       33,604       377,484      293,534
                                 ========    =========     ========     ========    ==========   ==========
----------
*  Includes undistributed net
   investment income of:         $113,380    $ 112,474     $ 76,377     $ 41,118    $   18,102   $   16,255
                                 ========    =========     ========     ========    ==========   ==========

                      See notes to financial statements.

                                       MONY Custom Estate Master
------------------------------------------------------------------------------------------------------
                                     Enterprise Accumulation Trust
------------------------------------------------------------------------------------------------------
       Growth and               Small Company                Equity                    Capital
         Income                    Growth                    Income                 Appreciation
       Subaccount                Subaccount                Subaccount                Subaccount
------------------------  ------------------------  ------------------------  ------------------------
For the year For the year For the year For the year For the year For the year For the year For the year
   ended        ended        ended        ended        ended        ended        ended        ended
December 31, December 31, December 31, December 31, December 31, December 31, December 31, December 31,
    2002         2001         2002         2001         2002         2001         2002         2001
------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------

 $   10,624   $    6,763   $  (2,312)   $  19,855    $   6,480     $  4,595    $  (1,894)    $  1,282
    (61,950)         227     (27,747)     (20,677)     (31,088)      (1,169)     (17,153)     (24,186)

   (353,754)    (155,378)   (162,458)        (215)    (108,859)     (78,549)     (84,095)     (53,406)
 ----------   ----------   ---------    ---------    ---------     --------    ---------     --------

   (405,080)    (148,388)   (192,517)      (1,037)    (133,467)     (75,123)    (103,142)     (76,310)
 ----------   ----------   ---------    ---------    ---------     --------    ---------     --------

    421,501      615,720     207,364      308,148      236,290      294,056      309,520      228,751

   (212,204)     (96,462)   (109,816)    (101,786)    (152,643)     (56,682)     (70,314)     (47,772)
 ----------   ----------   ---------    ---------    ---------     --------    ---------     --------
    209,297      519,258      97,548      206,362       83,647      237,374      239,206      180,979
 ----------   ----------   ---------    ---------    ---------     --------    ---------     --------
   (195,783)     370,870     (94,969)     205,325      (49,820)     162,251      136,064      104,669
  1,383,049    1,012,179     709,642      504,317      746,953      584,702      445,827      341,158
 ----------   ----------   ---------    ---------    ---------     --------    ---------     --------
 $1,187,266   $1,383,049   $ 614,673    $ 709,642    $ 697,133     $746,953    $ 581,891     $445,827
 ==========   ==========   =========    =========    =========     ========    =========     ========

    132,155       84,930      46,743       31,839       74,868       52,118       41,343       25,495
     47,181       56,373      16,404       22,289       26,124       28,315       30,956       20,123
    (25,586)      (9,148)     (9,673)      (7,385)     (18,729)      (5,565)      (7,155)      (4,275)
 ----------   ----------   ---------    ---------    ---------     --------    ---------     --------
    153,750      132,155      53,474       46,743       82,263       74,868       65,144       41,343
 ==========   ==========   =========    =========    =========     ========    =========     ========

 $   16,492   $    5,868   $  19,234    $  21,546    $  11,437     $  4,957    $  12,449     $ 14,343
 ==========   ==========   =========    =========    =========     ========    =========     ========

                                 MONY AMERICA

                              Variable Account L

                STATEMENT OF CHANGES IN NET ASSETS (continued)


                                                                     MONY Custom Estate Master
                                         ---------------------------------------------------------------------------------
                                                                   Enterprise Accumulation Trust
                                         ---------------------------------------------------------------------------------

                                                 Multi-Cap                                              Mid-Cap
                                                  Growth                   Balanced                      Growth
                                                Subaccount                Subaccount                   Subaccount
                                         ------------------------  ------------------------  -----------------------------
                                           For the      For the      For the      For the      For the     For the period
                                          year ended   year ended   year ended   year ended   year ended   July 20, 2001**
                                         December 31, December 31, December 31, December 31, December 31,      through
                                             2002         2001         2002         2001         2002     December 31, 2001
                                         ------------ ------------ ------------ ------------ ------------ -----------------
From operations:
 Net investment income (loss)...........  $  (1,790)   $  (1,543)    $  3,205     $  1,779     $   (116)       $   (36)
 Net realized gain (loss) on investments    (41,431)     (93,030)      (1,792)      (1,842)        (194)           (73)
 Net change in unrealized appreciation
   (depreciation) of investments........   (179,634)      14,384      (23,693)      (5,234)     (12,426)         5,342
                                          ---------    ---------     --------     --------     --------        -------
Net increase (decrease) in net assets
 resulting from operations..............   (222,855)     (80,189)     (22,280)      (5,297)     (12,736)         5,233
                                          ---------    ---------     --------     --------     --------        -------
From unit transactions:
 Net proceeds from the issuance of units    270,147      367,911       86,838       51,991        3,812         32,847
 Net asset value of units redeemed or
   used to meet contract obligations....    (91,251)    (120,804)     (20,918)     (23,593)      (1,180)          (462)
                                          ---------    ---------     --------     --------     --------        -------
Net increase from unit transactions.....    178,896      247,107       65,920       28,398        2,632         32,385
                                          ---------    ---------     --------     --------     --------        -------
Net increase (decrease) in net assets...    (43,959)     166,918       43,640       23,101      (10,104)        37,618
Net assets beginning of period..........    537,255      370,337      155,249      132,148       37,618              0
                                          ---------    ---------     --------     --------     --------        -------
Net assets end of period*...............  $ 493,296    $ 537,255     $198,889     $155,249     $ 27,514        $37,618
                                          =========    =========     ========     ========     ========        =======
Unit transactions:
Units outstanding beginning of period...     73,588       41,974       15,884       12,953        4,146              0
Units issued during the period..........     45,559       48,280        9,245        5,419          425          4,199
Units redeemed during the period........    (15,389)     (16,666)      (2,227)      (2,488)        (161)           (53)
                                          ---------    ---------     --------     --------     --------        -------
Units outstanding end of period.........    103,758       73,588       22,902       15,884        4,410          4,146
                                          =========    =========     ========     ========     ========        =======
----------
*  Includes undistributed net
   investment income (loss) of:           $  (3,929)   $  (2,139)    $  5,565     $  2,360     $   (152)       $   (36)
                                          =========    =========     ========     ========     ========        =======

** Commencement of operations

                      See notes to financial statements.

                                        MONY Custom Estate Master
--------------------------------------------------------------------------------------------------------
            Enterprise Accumulation Trust
----------------------------------------------------
                                                                                         Dreyfus
                                                               Dreyfus                  Socially
   World Wide         Emerging            Total                 Stock                  Responsible
     Growth           Countries          Return                 Index                    Growth
   Subaccount        Subaccount        Subaccount            Subaccount                Subaccount
----------------- ----------------- ----------------- ------------------------  ------------------------
 For the period    For the period    For the period     For the      For the      For the      For the
January 7, 2002** January 7, 2002**  June 28, 2002**   year ended   year ended   year ended   year ended
     through           through           through      December 31, December 31, December 31, December 31,
December 31, 2002 December 31, 2002 December 31, 2002     2002         2001         2002         2001
----------------- ----------------- ----------------- ------------ ------------ ------------ ------------

      $  (3)           $   (1)           $ 1,108       $   9,098     $  8,858     $    (29)    $   (79)
        (13)              (67)                14         (45,674)     (32,068)      (5,932)     (1,308)

       (159)             (422)               720        (191,996)     (31,793)      (7,597)     (5,344)
      -----            ------            -------       ---------     --------     --------     -------

       (175)             (490)             1,842        (228,572)     (55,003)     (13,558)     (6,731)
      -----            ------            -------       ---------     --------     --------     -------

        864             4,563             40,070         376,362      637,921       27,870      37,499

       (109)             (469)              (969)       (142,753)     (71,878)     (15,785)     (3,607)
      -----            ------            -------       ---------     --------     --------     -------
        755             4,094             39,101         233,609      566,043       12,085      33,892
      -----            ------            -------       ---------     --------     --------     -------
        580             3,604             40,943           5,037      511,040       (1,473)     27,161
          0                 0                  0         814,774      303,734       42,106      14,945
      -----            ------            -------       ---------     --------     --------     -------
      $ 580            $3,604            $40,943       $ 819,811     $814,774     $ 40,633     $42,106
      =====            ======            =======       =========     ========     ========     =======

          0                 0                  0          96,211       31,383        5,786       1,584
         89               486              3,968          51,389       73,554        4,738       4,668
        (12)              (50)               (95)        (22,463)      (8,726)      (2,637)       (466)
      -----            ------            -------       ---------     --------     --------     -------
         77               436              3,873         125,137       96,211        7,887       5,786
      =====            ======            =======       =========     ========     ========     =======

      $  (3)           $   (1)           $ 1,108       $  24,420     $ 15,322     $    (48)    $   (19)
      =====            ======            =======       =========     ========     ========     =======

                                 MONY AMERICA

                              Variable Account L

                STATEMENT OF CHANGES IN NET ASSETS (continued)

                                                         MONY Custom Estate Master
                               ----------------------------------------------------------------------------
                                                Fidelity Variable Insurance Products Funds
                               ----------------------------------------------------------------------------
                                                                                            VIP III
                                                             VIP II Contrafund       Growth Opportunities
                                 VIP Growth Subaccount          Subaccount                Subaccount
                               ------------------------  ------------------------  ------------------------
                               For the year For the year For the year For the year For the year For the year
                                  ended        ended        ended        ended        ended        ended
                               December 31, December 31, December 31, December 31, December 31, December 31,
                                   2002         2001         2002         2001         2002         2001
                               ------------ ------------ ------------ ------------ ------------ ------------
From operations:
 Net investment income (loss).  $    (829)    $ 15,414     $  1,123     $  3,212     $    317     $    (60)
 Net realized loss on
   investments................    (39,155)     (30,853)      (8,559)     (17,022)      (1,969)      (6,442)
 Net change in unrealized
   appreciation
   (depreciation) of
   investments................   (106,518)     (18,673)     (27,648)      (8,806)     (14,970)       5,294
                                ---------     --------     --------     --------     --------     --------
Net decrease in net assets
 resulting from operations....   (146,502)     (34,112)     (35,084)     (22,616)     (16,622)      (1,208)
                                ---------     --------     --------     --------     --------     --------
From unit transactions:
 Net proceeds from the
   issuance of units..........    124,028      342,423       87,905      265,021       18,983       51,855
 Net asset value of units
   redeemed or used to meet
   contract obligations.......    (79,525)     (53,307)     (66,811)     (21,761)      (8,585)     (10,251)
                                ---------     --------     --------     --------     --------     --------
Net increase from unit
 transactions.................     44,503      289,116       21,094      243,260       10,398       41,604
                                ---------     --------     --------     --------     --------     --------
Net increase (decrease) in
 net assets...................   (101,999)     255,004      (13,990)     220,644       (6,224)      40,396
Net assets beginning of year..    444,881      189,877      330,366      109,722       64,022       23,626
                                ---------     --------     --------     --------     --------     --------
Net assets end of year*.......  $ 342,882     $444,881     $316,376     $330,366     $ 57,798     $ 64,022
                                =========     ========     ========     ========     ========     ========
Unit transactions:
Units outstanding beginning
 of year......................     55,001       19,242       38,388       11,133        8,809        2,771
Units issued during the year..     19,224       41,783       10,419       29,923        2,821        7,412
Units redeemed during the year    (13,271)      (6,024)      (8,074)      (2,668)      (1,410)      (1,374)
                                ---------     --------     --------     --------     --------     --------
Units outstanding end of year.     60,954       55,001       40,733       38,388       10,220        8,809
                                =========     ========     ========     ========     ========     ========
----------
*  Includes undistributed net
   investment income of:        $  33,884     $ 34,713     $  8,805     $  7,682     $    745     $    428
                                =========     ========     ========     ========     ========     ========

                      See notes to financial statements.

                                       MONY Custom Estate Master
------------------------------------------------------------------------------------------------------
                                          Janus Aspen Series
------------------------------------------------------------------------------------------------------
                                                                                      Worldwide
    Aggressive Growth             Balanced            Capital Appreciation             Growth
       Subaccount                Subaccount                Subaccount                Subaccount
------------------------  ------------------------  ------------------------  ------------------------
For the year For the year For the year For the year For the year For the year For the year For the year
   ended        ended        ended        ended        ended        ended        ended        ended
December 31, December 31, December 31, December 31, December 31, December 31, December 31, December 31,
    2002         2001         2002         2001         2002         2001         2002         2001
------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------
 $  (1,103)   $  (1,142)    $  9,834     $  8,586     $    996     $  3,223    $   3,243     $  1,178
   (95,349)    (100,713)      (8,324)      (6,198)     (33,480)     (45,829)     (31,102)     (69,838)
    (9,043)     (75,020)     (30,615)      (4,767)     (36,331)     (31,935)    (135,588)     (18,603)
 ---------    ---------     --------     --------     --------     --------    ---------     --------
  (105,495)    (176,875)     (29,105)      (2,379)     (68,815)     (74,541)    (163,447)     (87,263)
 ---------    ---------     --------     --------     --------     --------    ---------     --------
   172,344      194,015      209,787      323,230      173,730      201,217      159,136      486,821
   (72,929)     (64,202)     (84,783)     (14,717)     (83,814)     (38,931)     (86,274)     (87,606)
 ---------    ---------     --------     --------     --------     --------    ---------     --------
    99,415      129,813      125,004      308,513       89,916      162,286       72,862      399,215
 ---------    ---------     --------     --------     --------     --------    ---------     --------
    (6,080)     (47,062)      95,899      306,134       21,101       87,745      (90,585)     311,952
   324,030      371,092      380,980       74,846      355,272      267,527      585,873      273,921
 ---------    ---------     --------     --------     --------     --------    ---------     --------
 $ 317,950    $ 324,030     $476,879     $380,980     $376,373     $355,272    $ 495,288     $585,873
 =========    =========     ========     ========     ========     ========    =========     ========
    68,394       47,236       39,425        7,358       44,723       26,280       78,108       28,219
    45,079       33,593       22,988       33,657       23,732       23,175       25,608       60,958
   (20,010)     (12,435)      (9,478)      (1,590)     (12,070)      (4,732)     (14,760)     (11,069)
 ---------    ---------     --------     --------     --------     --------    ---------     --------
    93,463       68,394       52,935       39,425       56,385       44,723       88,956       78,108
 =========    =========     ========     ========     ========     ========    =========     ========

 $  18,996    $  20,099     $ 24,133     $ 14,299     $  6,429     $  5,433    $  15,619     $ 12,376
 =========    =========     ========     ========     ========     ========    =========     ========

                                 MONY AMERICA

                              Variable Account L

                STATEMENT OF CHANGES IN NET ASSETS (continued)


                                             MONY Custom Estate Master
                               ----------------------------------------------------

                                Alger American
                                     Fund              Lord Abbett Series Fund
                               ----------------- ----------------------------------
                                    MidCap          Growth and          Mid-Cap
                                    Growth            Income             Value
                                  Subaccount        Subaccount        Subaccount
                               ----------------- ----------------- -----------------
                                For the period    For the period    For the period
                                June 3, 2002**    June 3, 2002**     May 2, 2002**
                                    through           through           through
                               December 31, 2002 December 31, 2002 December 31, 2002
                               ----------------- ----------------- -----------------
From operations:
 Net investment income (loss).      $  (11)           $   124           $   183
 Net realized gain (loss) on
   investments................         (45)              (130)             (126)
 Net change in unrealized
   appreciation
   (depreciation) of
   investments................        (285)              (396)             (142)
                                    ------            -------           -------
Net increase (decrease) in
 net assets resulting from
 operations...................        (341)              (402)              (85)
                                    ------            -------           -------
From unit transactions:
 Net proceeds from the
   issuance of units..........       7,617             28,611            44,493
 Net asset value of units
   redeemed or used to meet
   contract obligations.......        (212)              (743)             (767)
                                    ------            -------           -------
Net increase from unit
 transactions.................       7,405             27,868            43,726
                                    ------            -------           -------
Net increase in net assets....       7,064             27,466            43,641
Net assets beginning of period           0                  0                 0
                                    ------            -------           -------
Net assets end of period*.....      $7,064            $27,466           $43,641
                                    ======            =======           =======
Unit transactions:
Units outstanding beginning
 of period....................           0                  0                 0
Units issued during the period         918              3,317             5,162
Units redeemed during the
 period.......................         (26)               (88)              (90)
                                    ------            -------           -------
Units outstanding end of
 period.......................         892              3,229             5,072
                                    ======            =======           =======
----------
*  Includes undistributed net
   investment income (loss)
   of:                              $  (11)           $   124           $   183
                                    ======            =======           =======

                      See notes to financial statements.

                               MONY Custom Estate Master
--------------------------------------------------------------------------------------

                                          The Universal
  PIMCO Variable Insurance Trust    Institutional Funds, Inc.
----------------------------------  -------------------------
     Global          Real Return            U.S. Real
      Bond              Bond                 Estate
   Subaccount        Subaccount            Subaccount                   Total
----------------- ----------------- ------------------------- ------------------------
 For the period    For the period        For the period
 June 24, 2002**   June 3, 2002**        June 24, 2002**
     through           through               through
December 31, 2002 December 31, 2002     December 31, 2002         2002         2001
----------------- ----------------- ------------------------- -----------  -----------
     $   184          $  2,197               $   729          $   162,031  $   572,456
          12               103                   (48)            (801,243)  (1,443,287)
         732             4,824                  (967)          (2,654,002)    (643,036)
     -------          --------               -------          -----------  -----------
         928             7,124                  (286)          (3,293,214)  (1,513,867)
     -------          --------               -------          -----------  -----------
      14,978           151,098                15,683            7,051,082    8,901,070
        (352)           (2,284)                 (405)          (3,107,252)  (3,001,420)
     -------          --------               -------          -----------  -----------
      14,626           148,814                15,278            3,943,830    5,899,650
     -------          --------               -------          -----------  -----------
      15,554           155,938                14,992              650,616    4,385,783
           0                 0                     0           15,779,230   11,393,447
     -------          --------               -------          -----------  -----------
     $15,554          $155,938               $14,992          $16,429,846  $15,779,230
     =======          ========               =======          ===========  ===========
           0                 0                     0
       1,455            14,287                 1,701
         (34)             (216)                  (45)
     -------          --------               -------
       1,421            14,071                 1,656
     =======          ========               =======

     $   184          $  2,197               $   729          $ 1,620,740  $ 1,458,709
     =======          ========               =======          ===========  ===========

                                 MONY AMERICA

                              Variable Account L

                         NOTES TO FINANCIAL STATEMENTS



1. Organization and Business:

MONY America Variable Account L (the "Variable Account") is a separate investment account established on February 19, 1985 by MONY Life Insurance Company of America ("MONY America"), under the laws of the State of Arizona.

The Variable Account operates as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). The Variable Account holds assets that are segregated from all of MONY America's other assets and, at present, is used to support Flexible Premium Variable Life Insurance policies, which include Variable Life (Strategist), Variable Universal Life (MONYEquity Master, MONY Custom Equity Master, MONY Custom Estate Master and MONY Variable Universal
Life), Corporate Sponsored Variable Universal Life and Survivorship Variable Universal Life Insurance policies. These policies are issued by MONY America, which is a wholly-owned subsidiary of MONY Life Insurance Company ("MONY"). For presentation purposes, the information related only to the Variable Universal Life Insurance policies (MONY Custom Estate Master) is presented here.

There are thirty-five MONY Custom Estate Master Subaccounts within the Variable Account, each of which invests only in a corresponding portfolio of the MONY Series Fund, Inc. (the "Fund"), the Enterprise Accumulation Trust ("Enterprise"), Dreyfus Stock Index Fund, Dreyfus Socially Responsible Growth Fund, Inc., Fidelity Variable Insurance Products Funds, Janus Aspen Series, Alger American Fund, Lord Abbett Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc. (collectively, the "Funds"). The subaccounts of MONY Custom Estate Master commenced operations in 1999 through 2002. The Funds are registered under the 1940 Act as open-end, diversified, management investment companies. The Fund and Enterprise are affiliated with MONY.

These financial statements should be read in conjunction with the financial statements and footnotes of the Funds, which were distributed by MONY America to the policyholders.

2. Significant Accounting Policies:

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

  Investments:

The investment in shares of each of the respective Funds' portfolios is stated at value which is the net asset value of the respective portfolio as reported by such portfolio. Net asset values are based upon market or fair valuations of the securities held in each of the corresponding portfolios of the Funds. For the Money Market Portfolio, the net asset value is based on amortized cost of the securities held, which approximates market value.

  Investment Transactions and Investment Income:

Investments in the portfolios of the Funds are recorded on the trade date. Realized gains and losses on redemption of investments in the portfolios of the Funds are determined on the identified cost basis. Dividend income and distributions from net realized gains are recorded on ex-dividend date. Investment income includes dividends from net investment income and distributions of net realized gains received from the respective portfolios of the Funds. Dividends and distributions received are reinvested in additional shares of the respective portfolios of the Funds.

  Taxes:

MONY America is currently taxed as a life insurance company and will include the Variable Account's operations in its tax return. MONY America does not expect, based on current tax law, to incur any income tax burden upon the earnings or realized

                                 MONY AMERICA

                              Variable Account L

             NOTES TO FINANCIAL STATEMENTS (unaudited) (continued)


gains attributable to the Variable Account. Based on this expectation, no charges are currently being deducted from the Variable Account for Federal income tax purposes.

3. Related Party Transactions:

MONY America is the legal owner of the assets held by the Variable Account.

Policy premiums received from MONY America by the Variable Account represent gross policy premiums recorded by MONY America less deductions retained as compensation for certain sales distribution expenses and premium taxes.

The cost of insurance, administration charges, and, if applicable, the cost of any optional benefits added by riders to the insurance policies are deducted monthly from the cash value of the contract to compensate MONY America. A surrender charge may be imposed by MONY America when a full or partial surrender is requested by the policyholders. These deductions are treated as contractholder redemptions by the Variable Account. The amounts deducted for the MONY Custom Estate Master subaccounts for the period ended December 31, 2002 aggregated $1,673,395.

MONY America receives from the Variable Account the amounts deducted for mortality and expense risks at an annual rate of 0.35% of the average daily net assets of each of the MONY Custom Estate Master subaccounts. As investment adviser to the Fund, it receives amounts paid by the Fund for those services.

Enterprise Capital Management, Inc., a wholly-owned subsidiary of MONY, acts as investment adviser to the portfolios of Enterprise, and it receives amounts paid by Enterprise for those services.

MONY America and MONY receive fees directly from certain Funds for maintaining and servicing policyholders' accounts. During the period ended December 31, 2002, MONY America received $5,504 in aggregate from certain Funds in connection with the MONY Custom Estate Master subaccounts.

                                 MONY AMERICA

                              Variable Account L

                   NOTES TO FINANCIAL STATEMENTS (continued)



4. Investment transactions:

Cost of shares acquired and proceeds from shares redeemed by each subaccount during the period ended December 31, 2002 were as follows:

                                                       Cost of
                                                   Shares Acquired       Proceeds from
MONY Custom Estate Master Subaccounts          (Excludes Reinvestments) Shares Redeemed
-------------------------------------          ------------------------ ---------------

MONY Series Fund, Inc.

Intermediate Term Bond Portfolio..............        $  369,568           $294,813
Long Term Bond Portfolio......................           156,735             61,556
Government Securities Portfolio...............           161,228             65,587
Money Market Portfolio........................           646,863            539,076

Enterprise Accumulation Trust

Equity Portfolio..............................           355,161             93,455
Small Company Value Portfolio.................           516,810            318,528
Managed Portfolio.............................           452,432            162,293
International Growth Portfolio................           110,470             41,084
High Yield Bond Portfolio.....................           143,340             42,402
Growth Portfolio..............................         1,246,015            513,402
Growth and Income Portfolio...................           389,630            184,735
Small Company Growth Portfolio................           199,913            104,610
Equity Income Portfolio.......................           233,538            152,465
Capital Appreciation Portfolio................           289,393             51,976
Multi-Cap Growth Portfolio....................           247,784             70,623
Balanced Portfolio............................            83,563             18,250
Mid-Cap Growth Portfolio......................             3,813              1,294
World Wide Growth Portfolio...................               864                111
Emerging Countries Portfolio..................             4,531                443
Total Return Portfolio........................            40,017                960

Dreyfus

Dreyfus Stock Index Fund......................           371,977            141,234
Dreyfus Socially Responsible Growth Fund, Inc.            27,692             15,741

FidelityVariable Insurance Products Funds

VIP Growth Portfolio..........................           118,148             74,980
VIP II Contrafund Portfolio...................            80,527             60,539
VIP III Growth Opportunities Portfolio........            25,240             15,058

Janus Aspen Series

Aggressive Growth Portfolio...................           161,242             62,888
Balanced Portfolio............................           207,457             83,886
Capital Appreciation Portfolio................           161,605             72,991
Worldwide Growth Portfolio....................           141,285             70,263

                                 MONY AMERICA

                              Variable Account L

                   NOTES TO FINANCIAL STATEMENTS (continued)



                                                Cost of
                                            Shares Acquired       Proceeds from
MONY Custom Estate Master Subaccounts   (Excludes Reinvestments) Shares Redeemed
-------------------------------------   ------------------------ ---------------

Alger American Fund

MidCap Growth Portfolio................         $  7,616             $  220

Lord Abbett Series Fund

Growth and Income Portfolio............           28,573                736
Mid-Cap Value Portfolio................           44,451                772

PIMCO Variable Insurance Trust

Global Bond Portfolio..................           14,965                354
Real Return Bond Portfolio.............          150,577              1,904

The Universal Institutional Funds, Inc.

U.S. Real Estate Portfolio.............           15,657                394

                                 MONY AMERICA

                              Variable Account L

                   NOTES TO FINANCIAL STATEMENTS (continued)


5. Financial Highlights:

For a unit outstanding throughout the period ended December 31, 2002:

                                                    At December 31, 2002      For the period ended December 31, 2002
                                               ------------------------------ -------------------------------------
                                                                              Investment
                                                                   Net Assets   Income                       Total
MONY Custom Estate Master Subaccounts           Units  Unit Values   (000s)     Ratio*     Expense Ratio** Return***
-------------------------------------          ------- ----------- ---------- ----------   --------------- ---------

MONY Series Fund, Inc.

Intermediate Term Bond Subaccount.............  30,069   $12.78      $  384      3.70%          0.35%         8.95%
Long Term Bond Subaccount.....................  36,149    13.09         473      4.04           0.35         13.63
Government Securities Subaccount..............  27,158    12.41         337      2.95           0.35          6.25
Money Market Subaccount....................... 102,684    11.56       1,187      1.49           0.35          1.14

Enterprise Accumulation Trust

Equity Subaccount............................. 122,785     6.21         762      0.00           0.35        (29.67)
Small Company Value Subaccount................  87,482    11.85       1,037      0.38           0.35         (9.61)
Managed Subaccount............................ 167,850     7.67       1,288      0.97           0.35        (21.49)
International Growth Subaccount...............  40,098     6.57         263      0.69           0.35        (19.78)
High Yield Bond Subaccount....................  43,159    10.68         461      8.67           0.35          1.14
Growth Subaccount............................. 377,484     7.64       2,883      0.41           0.35        (23.52)
Growth and Income Subaccount.................. 153,750     7.72       1,187      1.17           0.35        (26.27)
Small Company Growth Subaccount...............  53,474    11.50         615      0.00           0.35        (24.24)
Equity Income Subaccount......................  82,263     8.47         697      1.20           0.35        (15.13)
Capital Appreciation Subaccount...............  65,144     8.93         582      0.00           0.35        (17.16)
Multi-Cap Growth Subaccount................... 103,758     4.76         493      0.00           0.35        (34.79)
Balanced Subaccount...........................  22,902     8.68         199      2.10           0.35        (11.16)
Mid-Cap Growth Subaccount.....................   4,410     6.24          28      0.00           0.35        (31.20)
World Wide Growth Subaccount (1)..............      77     7.59           0      0.00           0.35 (/\)   (24.10)
Emerging Countries Subaccount (1).............     436     8.27           4      0.30 (/\)      0.35 (/\)   (17.30)
Total Return Subaccount (2)...................   3,873    10.57          41      3.31 (/\)      0.35 (/\)     5.70

Dreyfus

Dreyfus Stock Index Subaccount................ 125,137     6.55         820      1.42           0.35        (22.67)
Dreyfus Socially Responsible Growth Subaccount   7,887     5.15          41      0.28           0.35        (29.26)

Fidelity Variable Insurance Products Funds

VIP Growth Subaccount.........................  60,954     5.63         343      0.14           0.35        (30.41)
VIP II Contrafund Subaccount..................  40,733     7.77         316      0.69           0.35         (9.76)
VIP III Growth Opportunities Subaccount.......  10,220     5.66          58      0.85           0.35        (22.15)

Janus Aspen Series

Aggressive Growth Subaccount..................  93,463     3.40         318      0.00           0.35        (28.27)
Balanced Subaccount...........................  52,935     9.01         477      2.62           0.35         (6.73)
Capital Appreciation Subaccount...............  56,385     6.68         376      0.61           0.35        (15.87)
Worldwide Growth Subaccount...................  88,956     5.57         495      0.95           0.35        (25.73)

                                 MONY AMERICA

                              Variable Account L

                   NOTES TO FINANCIAL STATEMENTS (continued)



                                          At December 31, 2002      For the period ended December 31, 2002
                                      ----------------------------- -----------------------------------
                                                                    Investment
                                                         Net Assets   Income                       Total
MONY Custom Estate Master Subaccounts Units  Unit Values   (000s)     Ratio*     Expense Ratio** Return***
------------------------------------- ------ ----------- ---------- ----------   --------------- ---------

 Alger American Fund

 MidCap Growth Subaccount (3)........    892   $ 7.91       $  7       0.00%          0.35%(/\)   (20.90)%

 Lord Abbett Series Fund

 Growth and Income Subaccount (3)....  3,229     8.51         27       1.43(/\)       0.35(/\)    (14.90)
 Mid-Cap Value Subaccount (4)........  5,072     8.61         44       1.42(/\)       0.35(/\)    (13.90)

 PIMCO Variable Insurance Trust

 Global Bond Subaccount (5)..........  1,421    10.95         16       2.65(/\)       0.35(/\)      9.50
 Real Return Bond Subaccount (3)..... 14,071    11.08        156       3.91(/\)       0.35(/\)     10.80

 Universal Institutional Funds, Inc.

 U.S. Real Estate Subaccount (5).....  1,656     9.06         15       8.73(/\)       0.35(/\)     (9.40)

----------
* This ratio represents the amount of dividend income, excluding distributions from net realized gains, received by the subaccount from the underlying fund, net of investment advisory fees assessed by the underlying fund's investment adviser and other expenses of the underlying fund, divided by the average net assets of the subaccount. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the net asset value per Unit. The recognition of dividend income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.
** This ratio represents the annual contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratio includes only those expenses that result in a direct reduction to net asset value per Unit. Charges made directly to contractholder accounts by redemption of Units and expenses of the respective underlying fund are excluded from this ratio.
***Represents the total return for the period indicated, including changes in the value of the underlying fund, and reflects deductions for all items included in the Expense Ratio. The Total Return does not include any expenses assessed through the redemption of Units; the Total Return would have been lower had such expenses been included in the calculation. Total returns for periods less than one year are not annualized.
(/\)Annualized
(1)For the period January 7, 2002 (commencement of operations) through December 31, 2002.
(2)For the period June 28, 2002 (commencement of operations) through December 31, 2002.
(3)For the period June 3, 2002 (commencement of operations) through December 31, 2002.
(4)For the period May 2, 2002 (commencement of operations) through December 31, 2002.
(5)For the period June 24, 2002 (commencement of operations) through December 31, 2002.

                                 MONY AMERICA

                              Variable Account L

                   NOTES TO FINANCIAL STATEMENTS (continued)


For a unit outstanding throughout the period ended December 31, 2001:

                                                    At December 31, 2001      For the period ended December 31, 2001
                                               ------------------------------ -----------------------------------
                                                                              Investment
                                                                   Net Assets   Income                       Total
MONY Custom Estate Master Subaccounts           Units  Unit Values   (000s)     Ratio*     Expense Ratio** Return***
-------------------------------------          ------- ----------- ---------- ----------   --------------- ---------

MONY Series Fund, Inc.

Intermediate Term Bond Subaccount.............  23,432   $11.73      $  275      4.28%           0.35%        8.11%
Long Term Bond Subaccount.....................  27,875    11.52         321      4.45            0.35         5.98
Government Securities Subaccount..............  19,126    11.68         223      3.46            0.35         6.18
Money Market Subaccount.......................  92,971    11.43       1,063      3.61            0.35         3.44

Enterprise Accumulation Trust

Equity Subaccount.............................  85,310     8.83         753      0.00            0.35       (19.07)
Small Company Value Subaccount................  71,640    13.11         939      0.27            0.35         4.88
Managed Subaccount............................ 133,735     9.77       1,307      2.30            0.35       (11.50)
International Growth Subaccount...............  31,108     8.19         255      0.33            0.35       (28.03)
High Yield Bond Subaccount....................  33,604    10.56         355      8.85            0.35         5.60
Growth Subaccount............................. 293,534     9.99       2,932      0.49            0.35       (12.83)
Growth and Income Subaccount.................. 132,155    10.47       1,383      0.91            0.35       (12.16)
Small Company Growth Subaccount...............  46,743    15.18         710      1.69            0.35        (4.17)
Equity Income Subaccount......................  74,868     9.98         747      1.07            0.35       (11.05)
Capital Appreciation Subaccount...............  41,343    10.78         446      0.68            0.35       (19.43)
Multi-Cap Growth Subaccount...................  73,588     7.30         537      0.00            0.35       (17.23)
Balanced Subaccount...........................  15,884     9.77         155      1.59            0.35        (4.22)
Mid-Cap Growth Subaccount (1).................   4,146     9.07          38     0.00 (^)        0.35 (^)     (9.30)

Dreyfus

Dreyfus Stock Index Subaccount................  96,211     8.47         815      1.28            0.35       (12.50)
Dreyfus Socially Responsible Growth Subaccount   5,786     7.28          42      0.08            0.35       (22.80)

Fidelity Variable Insurance Products Funds

VIP Growth Subaccount.........................  55,001     8.09         445      0.00            0.35       (18.03)
VIP II Contrafund Subaccount..................  38,388     8.61         330      0.36            0.35       (12.68)
VIP III Growth Opportunities Subaccount.......   8,809     7.27          64      0.17            0.35       (14.77)

Janus Aspen Series

Aggressive Growth Subaccount..................  68,394     4.74         324      0.00            0.35       (39.69)
Balanced Subaccount...........................  39,425     9.66         381      3.27            0.35        (5.01)
Capital Appreciation Subaccount...............  44,723     7.94         355      1.41            0.35       (22.00)
Worldwide Growth Subaccount...................  78,108     7.50         586      0.65            0.35       (22.76)

                                 MONY AMERICA

                              Variable Account L

                   NOTES TO FINANCIAL STATEMENTS (continued)


----------
* This ratio represents the amount of dividend income, excluding distributions from net realized gains, received by the subaccount from the underlying fund, net of investment advisory fees assessed by the underlying fund's investment adviser and other expenses of the underlying fund, divided by the average net assets of the subaccount. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the net asset value per Unit. The recognition of dividend income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.
** This ratio represents the annual contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratio includes only those expenses that result in a direct reduction to net asset value per Unit. Charges made directly to contractholder accounts by redemption of Units and expenses of the respective underlying fund are excluded from this ratio.
***Represents the total return for the period indicated, including changes in the value of the underlying fund, and reflects deductions for all items included in the Expense Ratio. The Total Return does not include any expenses assessed through the redemption of Units; the Total Return would have been lower had such expenses been included in the calculation. Total returns for periods less than one year are not annualized.
(^)Annualized
(1)For the period July 20, 2001 (commencement of operations) through December 31, 2001.

                     [THIS PAGE INTENTIONALLY LEFT BLANK]

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
MONY Life Insurance Company of America and the
Contractholders of MONY America Variable Account L -- Strategist and MONYEquity
  Master

In our opinion, the accompanying statements of assets and liabilities and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of each of the Strategist's and MONYEquity Master's Subaccounts of MONY America Variable Account L at December 31, 2002, and the results of each of their operations, the changes in each of their net assets and the financial highlights for the periods presented, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of MONY Life Insurance Company of America's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of investments at December 31, 2002 by correspondence with the underlying funds' transfer agents, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
New York, New York
April 8, 2003

                                 MONY AMERICA

                              Variable Account L

                      STATEMENT OF ASSETS AND LIABILITIES

                               December 31, 2002


                                                                   Strategist
                               ---------------------------------------------------------------------------------
                                                      MONY Series Fund, Inc.
                               --------------------------------------------------------------------
                                 Equity      Equity   Intermediate Long Term                Money
                                 Growth      Income    Term Bond      Bond    Diversified   Market
                               Subaccount  Subaccount  Subaccount  Subaccount Subaccount  Subaccount    Total
                               ----------  ---------- ------------ ---------- ----------- ---------- -----------
           ASSETS
Shares held in respective
  Funds.......................     55,044     36,877      11,407       4,484     105,651     47,160
                               ==========  =========    ========    ========  ==========   ========
Investments at cost........... $1,417,008  $ 758,105    $123,275    $ 57,183  $1,618,686   $ 47,160  $ 4,021,417
                               ==========  =========    ========    ========  ==========   ========  ===========
Investments in respective
  Funds, at net asset value .. $  681,448  $ 458,375    $134,940    $ 65,148  $  852,606   $ 47,160  $ 2,239,677
Amount due from MONY America..          0          0           0           0           0          0            0
Amount due from respective
  Funds.......................          0          0           0           0           0          0            0
                               ----------  ---------    --------    --------  ----------   --------  -----------
       Total assets...........    681,448    458,375     134,940      65,148     852,606     47,160    2,239,677
                               ----------  ---------    --------    --------  ----------   --------  -----------
         LIABILITIES
Amount due to MONY America....        371        247          70          32         459         25        1,204
Amount due to respective Funds          0          0           0           0           0          0            0
                               ----------  ---------    --------    --------  ----------   --------  -----------
       Total liabilities......        371        247          70          32         459         25        1,204
                               ----------  ---------    --------    --------  ----------   --------  -----------
Net assets.................... $  681,077  $ 458,128    $134,870    $ 65,116  $  852,147   $ 47,135  $ 2,238,473
                               ==========  =========    ========    ========  ==========   ========  ===========
Net assets consist of:
  Contractholders' net
   payments................... $   39,409  $(294,692)   $(71,856)   $(73,456) $ (363,776)  $(41,481) $  (805,852)
  Undistributed net
   investment income..........  1,108,890    818,053     195,813     115,429   1,616,479     88,616    3,943,280
  Accumulated net realized
   gain (loss) on investments.    268,338    234,497        (752)     15,178     365,524          0      882,785
  Net unrealized appreciation
   (depreciation) of
   investments................   (735,560)  (299,730)     11,665       7,965    (766,080)         0   (1,781,740)
                               ----------  ---------    --------    --------  ----------   --------  -----------
Net assets.................... $  681,077  $ 458,128    $134,870    $ 65,116  $  852,147   $ 47,135  $ 2,238,473
                               ==========  =========    ========    ========  ==========   ========  ===========
Number of units outstanding*..     12,901      8,433       4,272       1,535      20,949      2,188
                               ----------  ---------    --------    --------  ----------   --------
Net asset value per unit
  outstanding*................ $    52.80  $   54.33    $  31.57    $  42.42  $    40.68   $  21.54
                               ==========  =========    ========    ========  ==========   ========

----------
* Units outstanding have been rounded for presentation purposes.

                      See notes to financial statements.

                                          MONYEquity Master
-----------------------------------------------------------------------------------------------------
           MONY Series Fund, Inc.                          Enterprise Accumulation Trust
--------------------------------------------- ------------------------------------------------------
Intermediate Long Term  Government   Money                  Small Company               International
 Term Bond      Bond    Securities   Market      Equity         Value       Managed        Growth
 Subaccount  Subaccount Subaccount Subaccount  Subaccount    Subaccount    Subaccount    Subaccount
------------ ---------- ---------- ---------- ------------  ------------- ------------  -------------
    126,282     185,474    196,839  4,156,398    2,063,069     1,644,598     4,440,088     2,149,235
 ==========  ========== ========== ========== ============  ============  ============   ===========
 $1,404,682  $2,415,924 $2,222,632 $4,156,398 $ 51,194,910  $ 38,388,510  $108,207,105   $13,221,450
 ==========  ========== ========== ========== ============  ============  ============   ===========

 $1,493,912  $2,694,944 $2,326,642 $4,156,398 $ 25,251,969  $ 28,221,309  $ 67,844,552   $ 7,436,353
        111          43        111         90       18,057        11,699        57,034           682
         10         184         79        200        6,444         6,075         6,322         1,898
 ----------  ---------- ---------- ---------- ------------  ------------  ------------   -----------
  1,494,033   2,695,171  2,326,832  4,156,688   25,276,470    28,239,083    67,907,908     7,438,933
 ----------  ---------- ---------- ---------- ------------  ------------  ------------   -----------
        977       1,919      1,589      2,971       24,091        24,881        51,501         6,887
        111          43        111         90       18,057        11,699        57,034           682
 ----------  ---------- ---------- ---------- ------------  ------------  ------------   -----------
      1,088       1,962      1,700      3,061       42,148        36,580       108,535         7,569
 ----------  ---------- ---------- ---------- ------------  ------------  ------------   -----------
 $1,492,945  $2,693,209 $2,325,132 $4,153,627 $ 25,234,322  $ 28,202,503  $ 67,799,373   $ 7,431,364
 ==========  ========== ========== ========== ============  ============  ============   ===========
 $1,265,739  $1,970,552 $2,025,334 $3,286,663 $ 37,380,204  $ 22,060,170  $ 74,018,371   $10,823,157

    145,198     438,079    161,699    866,964   22,989,436    17,063,781    67,952,721     2,871,503

     (7,222)      5,558     34,089          0   (9,192,377)     (754,247)  (33,809,166)     (478,199)

     89,230     279,020    104,010          0  (25,942,941)  (10,167,201)  (40,362,553)   (5,785,097)
 ----------  ---------- ---------- ---------- ------------  ------------  ------------   -----------
 $1,492,945  $2,693,209 $2,325,132 $4,153,627 $ 25,234,322  $ 28,202,503  $ 67,799,373   $ 7,431,364
 ==========  ========== ========== ========== ============  ============  ============   ===========
     94,178     144,221    153,243    307,517    1,891,577     1,208,111     4,135,667       699,800
 ----------  ---------- ---------- ---------- ------------  ------------  ------------   -----------

 $    15.85  $    18.67 $    15.17 $    13.51 $      13.34  $      23.35  $      16.40   $     10.62
 ==========  ========== ========== ========== ============  ============  ============   ===========

                                 MONY AMERICA

                              Variable Account L

                STATEMENT OF ASSETS AND LIABILITIES (continued)

                               December 31, 2002

                                              MONYEquity Master
                               -----------------------------------------------
                                        Enterprise Accumulation Trust
                               -----------------------------------------------
                               High Yield              Growth and    Capital
                                  Bond       Growth      Income    Appreciation
                               Subaccount  Subaccount  Subaccount   Subaccount
                               ----------  ----------  ----------  ------------
           ASSETS
Shares held in respective
  Funds.......................  1,237,622     699,105     522,844      335,220
                               ==========  ==========  ==========   ==========
Investments at cost........... $5,677,081  $3,681,041  $2,940,670   $2,185,993
                               ==========  ==========  ==========   ==========
Investments in respective
  Funds, at net asset value... $4,999,994  $2,782,438  $2,065,233   $1,585,590
Amount due from MONY America..        211          92           9           19
Amount due from respective
  Funds.......................        298         139          27           60
                               ----------  ----------  ----------   ----------
       Total assets...........  5,000,503   2,782,669   2,065,269    1,585,669
                               ----------  ----------  ----------   ----------
         LIABILITIES
Amount due to MONY America....      3,562       2,015       1,404        1,128
Amount due to respective Funds        211          92           9           19
                               ----------  ----------  ----------   ----------
       Total liabilities......      3,773       2,107       1,413        1,147
                               ----------  ----------  ----------   ----------
Net assets.................... $4,996,730  $2,780,562  $2,063,856   $1,584,522
                               ==========  ==========  ==========   ==========
Net assets consist of:
  Contractholders' net
   payments................... $4,459,337  $4,086,902  $3,145,166   $2,375,507
  Undistributed net
   investment income (loss)...  1,836,512      (4,213)     11,819       50,432
  Accumulated net realized
   loss on investments........   (622,032)   (403,524)   (217,692)    (241,014)
  Net unrealized depreciation
   of investments.............   (677,087)   (898,603)   (875,437)    (600,403)
                               ----------  ----------  ----------   ----------
Net assets.................... $4,996,730  $2,780,562  $2,063,856   $1,584,522
                               ==========  ==========  ==========   ==========
Number of units outstanding*..    327,973     443,237     325,532      258,817
                               ----------  ----------  ----------   ----------
Net asset value per unit
  outstanding*................ $    15.23  $     6.27  $     6.34   $     6.12
                               ==========  ==========  ==========   ==========

----------
* Units outstanding have been rounded for presentation purposes.

                      See notes to financial statements.

                                MONYEquity Master
---------------------------------------------------------------------------------
                          Enterprise Accumulation Trust
---------------------------------------------------------------------------------
                         Multi-Cap  Small Company  Mid-Cap   Worldwide   Emerging
 Balanced  Equity Income   Growth      Growth       Growth     Growth   Countries
Subaccount  Subaccount   Subaccount  Subaccount   Subaccount Subaccount Subaccount
---------- ------------- ---------- ------------- ---------- ---------- ----------
  15,753       66,385       15,416      75,505       43,034     3,354      26,354
 =======     ========     ========    ========     ========   =======    ========
 $71,396     $316,539     $117,177    $521,742     $294,421   $27,509    $227,532
 =======     ========     ========    ========     ========   =======    ========
 $66,794     $280,143     $ 84,941    $451,517     $228,082   $22,539    $208,460
       0            0            0          11           10         0           0
       4            0            4          29            4         3           0
 -------     --------     --------    --------     --------   -------    --------
  66,798      280,143       84,945     451,557      228,096    22,542     208,460
 -------     --------     --------    --------     --------   -------    --------
      48          185           60         326          157        18         143
       0            0            0          11           10         0           0
 -------     --------     --------    --------     --------   -------    --------
      48          185           60         337          167        18         143
 -------     --------     --------    --------     --------   -------    --------
 $66,750     $279,958     $ 84,885    $451,220     $227,929   $22,524    $208,317
 =======     ========     ========    ========     ========   =======    ========
 $71,119     $317,913     $128,439    $538,000     $301,887   $30,386    $232,396
   1,003        1,817         (949)     (1,179)      (1,663)     (237)     (1,717)
    (770)      (3,376)     (10,369)    (15,376)      (5,956)   (2,655)     (3,290)
  (4,602)     (36,396)     (32,236)    (70,225)     (66,339)   (4,970)    (19,072)
 -------     --------     --------    --------     --------   -------    --------
 $66,750     $279,958     $ 84,885    $451,220     $227,929   $22,524    $208,317
 =======     ========     ========    ========     ========   =======    ========
   7,501       36,583       14,595      59,047       42,738     3,397      26,947
 -------     --------     --------    --------     --------   -------    --------
 $  8.90     $   7.65     $   5.82    $   7.64     $   5.33   $  6.63    $   7.73
 =======     ========     ========    ========     ========   =======    ========

                                 MONY America

                              Variable Account L

                STATEMENT OF ASSETS AND LIABILITIES (continued)

                               December 31, 2002


                                                                       MONYEquity Master
                                                    ----------------------------------------------------------

                                                                                    Fidelity Variable Insurance
                                                                                         Products Funds
                                                                                    --------------------------
                                                      Dreyfus         Dreyfus
                                                       Stock          Socially        VIP II          VIP
                                                       Index     Responsible Growth Contrafund       Growth
                                                     Subaccount      Subaccount     Subaccount     Subaccount
                                                    -----------  ------------------ ----------    -----------
                      ASSETS
Shares held in respective Funds....................     109,216          2,318         106,276         76,510
                                                    ===========       ========       ==========   ===========
Investments at cost................................ $ 3,558,117       $ 58,483      $2,321,082    $ 3,073,468
                                                    ===========       ========       ==========   ===========
Investments in respective Funds, at net asset value $ 2,454,092       $ 43,803      $1,917,226    $ 1,785,736
Amount due from MONY America.......................          62              0              61          1,722
Amount due from respective Funds...................         118              8              95             19
                                                    -----------       --------       ----------   -----------
       Total assets................................   2,454,272         43,811       1,917,382      1,787,477
                                                    -----------       --------       ----------   -----------
                    LIABILITIES
Amount due to MONY America.........................       1,772             38           1,350          1,229
Amount due to respective Funds.....................          62              0              61          1,722
                                                    -----------       --------       ----------   -----------
       Total liabilities...........................       1,834             38           1,411          2,951
                                                    -----------       --------       ----------   -----------
Net assets......................................... $ 2,452,438       $ 43,773      $1,915,971    $ 1,784,526
                                                    ===========       ========       ==========   ===========
Net assets consist of:
 Contractholders' net payments..................... $ 4,074,324       $ 61,208      $2,464,207    $ 3,415,606
 Undistributed net investment income (loss)........     101,220           (299)         39,332        124,307
 Accumulated net realized loss on investments......    (619,081)        (2,456)       (183,712)      (467,655)
 Net unrealized depreciation of investments........  (1,104,025)       (14,680)       (403,856)    (1,287,732)
                                                    -----------       --------       ----------   -----------
Net assets......................................... $ 2,452,438       $ 43,773      $1,915,971    $ 1,784,526
                                                    ===========       ========       ==========   ===========
Number of units outstanding*.......................     405,627          7,289         259,734        371,491
Net asset value per unit outstanding*.............. $      6.05       $   6.01      $     7.38    $      4.80
                                                    ===========       ========       ==========   ===========

----------
* Units outstanding have been rounded for presentation purposes.

                      See notes to financial statements.

                               MONYEquity Master
------------------------------------------------------------------------------
Fidelity Variable
    Insurance
 Products Funds                 Janus Aspen Series
----------------- ----------------------------------------------

 VIP III Growth   Aggressive              Capital     Worldwide
  Opportunities     Growth    Balanced  Appreciation    Growth
   Subaccount     Subaccount Subaccount  Subaccount   Subaccount      Total
----------------- ---------- ---------- ------------ -----------  ------------
       9,740          8,336     18,756      156,713      129,889
    ========       ========   ========  ===========  ===========
    $143,853       $162,148   $408,238  $ 3,915,269  $ 4,430,400  $255,343,770
    ========       ========   ========  ===========  ===========  ============
    $113,964       $132,043   $386,194  $ 2,722,106  $ 2,734,158  $164,491,132
           0              0          0        1,749        1,661        93,434
           3              3         43          237          245        22,551
    --------       --------   --------  -----------  -----------  ------------
     113,967        132,046    386,237    2,724,092    2,736,064   164,607,117
    --------       --------   --------  -----------  -----------  ------------
          82             90        295        2,077        2,070       132,865
           0              0          0        1,749        1,661        93,434
    --------       --------   --------  -----------  -----------  ------------
          82             90        295        3,826        3,731       226,299
    --------       --------   --------  -----------  -----------  ------------
    $113,885       $131,956   $385,942  $ 2,720,266  $ 2,732,333  $164,380,818
    ========       ========   ========  ===========  ===========  ============
    $150,918       $184,090   $402,523  $ 4,826,334  $ 5,475,983  $189,572,435
        (794)        (1,289)     7,774       39,382      194,175   114,884,814
      (6,350)       (20,740)    (2,311)    (952,287)  (1,241,583)  (49,223,793)
     (29,889)       (30,105)   (22,044)  (1,193,163)  (1,696,242)  (90,852,638)
    --------       --------   --------  -----------  -----------  ------------
    $113,885       $131,956   $385,942  $ 2,720,266  $ 2,732,333  $164,380,818
    ========       ========   ========  ===========  ===========  ============
      16,051         23,481     42,762      512,348      597,638
    $   7.10       $   5.62   $   9.03  $      5.31  $      4.57
    ========       ========   ========  ===========  ===========

                                 MONY AMERICA

                              Variable Account L

                            STATEMENT OF OPERATIONS

                     For the year ended December 31, 2002

                                                                 Strategist
                               ------------------------------------------------------------------------------
                                                      MONY Series Fund, Inc.
                               -------------------------------------------------------------------
                                 Equity     Equity   Intermediate Long Term                Money
                                 Growth     Income    Term Bond      Bond    Diversified   Market
                               Subaccount Subaccount  Subaccount  Subaccount Subaccount  Subaccount   Total
                               ---------- ---------- ------------ ---------- ----------- ---------- ---------
Dividend income............... $   5,090  $  10,091    $ 5,109      $2,598    $  19,505    $ 724    $  43,117
Distribution from net
  realized gains..............         0     53,275          0           0      116,522        0      169,797
Mortality and expense risk
  charges.....................    (4,719)    (3,156)      (777)       (342)      (5,630)    (291)     (14,915)
                               ---------  ---------    -------      ------    ---------    -----    ---------
Net investment income (loss)..       371     60,210      4,332       2,256      130,397      433      197,999
                               ---------  ---------    -------      ------    ---------    -----    ---------
Realized and unrealized gain
  (loss) on investments:
  Net realized gain (loss) on
   investments................   (58,806)   (39,793)     1,570         413      (71,854)       0     (168,470)
  Net change in unrealized
   appreciation
   (depreciation) of
   investments................  (150,556)  (108,133)     4,890       4,708     (233,651)       0     (482,742)
                               ---------  ---------    -------      ------    ---------    -----    ---------
Net realized and unrealized
  gain (loss) on investments..  (209,362)  (147,926)     6,460       5,121     (305,505)       0     (651,212)
                               ---------  ---------    -------      ------    ---------    -----    ---------
Net increase (decrease) in
  net assets resulting from
  operations.................. $(208,991) $ (87,716)   $10,792      $7,377    $(175,108)   $ 433    $(453,213)
                               =========  =========    =======      ======    =========    =====    =========

                      See notes to financial statements.

                                          MONYEquity Master
----------------------------------------------------------------------------------------------------
           MONY Series Fund, Inc.                          Enterprise Accumulation Trust
--------------------------------------------  ------------------------------------------------------
Intermediate Long Term  Government   Money                  Small Company               International
 Term Bond      Bond    Securities   Market      Equity         Value       Managed        Growth
 Subaccount  Subaccount Subaccount Subaccount  Subaccount    Subaccount    Subaccount    Subaccount
 ----------  ---------- ---------- ---------- ------------  ------------- ------------  -------------
  $31,193     $100,151   $ 42,646   $ 55,247  $          0   $   113,310  $    717,443   $    55,995
        0            0          0          0             0       856,157             0             0
   (8,019)     (17,717)   (12,465)   (27,913)     (224,447)     (233,964)     (577,378)      (63,709)
  -------     --------   --------   --------  ------------   -----------  ------------   -----------
   23,174       82,434     30,181     27,334      (224,447)      735,503       140,065        (7,714)
  -------     --------   --------   --------  ------------   -----------  ------------   -----------


    7,693       34,641      8,085          0    (7,410,810)   (2,308,813)  (13,048,653)   (1,047,308)

   60,855      188,589     55,589          0    (3,440,160)   (1,711,815)   (6,804,950)     (824,159)
  -------     --------   --------   --------  ------------   -----------  ------------   -----------

   68,548      223,230     63,674          0   (10,850,970)   (4,020,628)  (19,853,603)   (1,871,467)
  -------     --------   --------   --------  ------------   -----------  ------------   -----------

  $91,722     $305,664   $ 93,855   $ 27,334  $(11,075,417)  $(3,285,125) $(19,713,538)  $(1,879,181)
  =======     ========   ========   ========  ============   ===========  ============   ===========

                                 MONY AMERICA

                              Variable Account L

                      STATEMENT OF OPERATIONS (continued)

                     For the year ended December 31, 2002

                                               MONYEquity Master
                                 --------------------------------------------
                                         Enterprise Accumulation Trust
                                 --------------------------------------------

                                 High Yield            Growth and   Capital
                                    Bond      Growth     Income   Appreciation
                                 Subaccount Subaccount Subaccount  Subaccount
                                 ---------- ---------- ---------- ------------
 Dividend income................ $ 409,204  $  11,536  $  26,760   $       0
 Distribution from net
   realized gains...............         0          0          0           0
 Mortality and expense risk
   charges......................   (35,418)   (21,485)   (16,876)    (13,201)
                                 ---------  ---------  ---------   ---------
 Net investment income (loss)...   373,786     (9,949)     9,884     (13,201)
                                 ---------  ---------  ---------   ---------
 Realized and unrealized loss
   on investments:
   Net realized loss on
    investments.................  (171,620)  (169,405)  (169,383)   (121,449)
   Net change in unrealized
    depreciation of investments.  (162,569)  (625,653)  (555,326)   (202,778)
                                 ---------  ---------  ---------   ---------
 Net realized and unrealized
   loss on investments..........  (334,189)  (795,058)  (724,709)   (324,227)
                                 ---------  ---------  ---------   ---------
 Net increase (decrease) in
   net assets resulting from
   operations................... $  39,597  $(805,007) $(714,825)  $(337,428)
                                 =========  =========  =========   =========

                      See notes to financial statements.

                               MONYEquity Master
  ---------------------------------------------------------------------------
                         Enterprise Accumulation Trust
  ---------------------------------------------------------------------------
                                     Small
               Equity   Multi-Cap   Company    Mid-Cap   Worldwide   Emerging
   Balanced    Income     Growth     Growth     Growth     Growth   Countries
  Subaccount Subaccount Subaccount Subaccount Subaccount Subaccount Subaccount
  ---------- ---------- ---------- ---------- ---------- ---------- ----------
   $ 1,291    $  2,752   $      0   $      0   $      0   $     0    $    460
         0           0          0          0          0         0           0
      (391)     (1,394)      (718)    (2,476)    (1,489)     (174)     (1,666)
   -------    --------   --------   --------   --------   -------    --------
       900       1,358       (718)    (2,476)    (1,489)     (174)     (1,206)
   -------    --------   --------   --------   --------   -------    --------
      (722)     (2,675)    (9,175)   (14,202)    (5,533)   (2,518)     (1,806)
    (5,397)    (34,337)   (32,681)   (81,386)   (69,023)   (4,213)    (38,628)
   -------    --------   --------   --------   --------   -------    --------
    (6,119)    (37,012)   (41,856)   (95,588)   (74,556)   (6,731)    (40,434)
   -------    --------   --------   --------   --------   -------    --------
   $(5,219)   $(35,654)  $(42,574)  $(98,064)  $(76,045)  $(6,905)   $(41,640)
   =======    ========   ========   ========   ========   =======    ========

                                 MONY AMERICA

                              Variable Account L

                      STATEMENT OF OPERATIONS (continued)

                     For the year ended December 31, 2002


                                                 MONYEquity Master
                                 ----------------------------------------------------

                                                                Fidelity Variable
                                                              Insurance Products Funds
                                                              -----------------------
                                             Dreyfus Socially
                                   Dreyfus     Responsible      VIP II        VIP
                                 Stock Index      Growth      Contrafund     Growth
                                 Subaccount     Subaccount    Subaccount   Subaccount
                                 ----------- ---------------- ----------   ----------
Dividend income.................  $  40,496      $    116     $  13,287    $   2,936
Distribution from net realized
  gains.........................          0             0             0            0
Mortality and expense risk
  charges.......................    (23,033)         (323)      (14,711)     (15,548)
                                  ---------      --------     ---------    ---------
Net investment income (loss)....     17,463          (207)       (1,424)     (12,612)
                                  ---------      --------     ---------    ---------
Realized and unrealized loss on
  investments:
  Net realized loss on
   investments..................   (434,142)       (2,102)      (82,463)    (286,469)
  Net change in unrealized
   depreciation of investments..   (436,848)      (12,958)     (127,577)    (477,552)
                                  ---------      --------     ---------    ---------
Net realized and unrealized
  loss on investments...........   (870,990)      (15,060)     (210,040)    (764,021)
                                  ---------      --------     ---------    ---------
Net decrease in net assets
  resulting from operations.....  $(853,527)     $(15,267)    $(211,464)   $(776,633)
                                  =========      ========     =========    =========

                      See notes to financial statements.

                               MONYEquity Master
 ----------------------------------------------------------------------------
 Fidelity Variable
     Insurance
  Products Funds                Janus Aspen Series
  --------------   --------------------------------------------
      VIP III
      Growth       Aggressive              Capital    Worldwide
   Opportunities     Growth    Balanced  Appreciation   Growth
    Subaccount     Subaccount Subaccount  Subaccount  Subaccount     Total
 ----------------- ---------- ---------- ------------ ---------- ------------
     $    102       $      0   $  7,999   $  17,437   $  28,890  $  1,679,251
            0              0          0           0           0       856,157
         (873)          (967)    (1,922)    (23,019)    (23,571)   (1,364,867)
     --------       --------   --------   ---------   ---------  ------------
         (771)          (967)     6,077      (5,582)      5,319     1,170,541
     --------       --------   --------   ---------   ---------  ------------
       (6,286)       (18,120)    (1,388)   (541,885)   (512,169)  (26,318,677)
      (30,091)       (25,474)   (20,670)     (8,561)   (455,681)  (15,883,454)
     --------       --------   --------   ---------   ---------  ------------
      (36,377)       (43,594)   (22,058)   (550,446)   (967,850)  (42,202,131)
     --------       --------   --------   ---------   ---------  ------------
     $(37,148)      $(44,561)  $(15,981)  $(556,028)  $(962,531) $(41,031,590)
     ========       ========   ========   =========   =========  ============

                                 MONY AMERICA

                              Variable Account L

                      STATEMENT OF CHANGES IN NET ASSETS


                                                                          Strategist
                                         ----------------------------------------------------------------------------
                                                                    MONY Series Fund, Inc.
                                         ----------------------------------------------------------------------------
                                                  Equity                    Equity                 Intermediate
                                                  Growth                    Income                   Term Bond
                                                Subaccount                Subaccount                Subaccount
                                         ------------------------  ------------------------  ------------------------
                                         For the year For the year For the year For the year For the year For the year
                                            ended        ended        ended        ended        ended        ended
                                         December 31, December 31, December 31, December 31, December 31, December 31,
                                             2002         2001         2002         2001         2002         2001
                                         ------------ ------------ ------------ ------------ ------------ ------------
From operations:
 Net investment income..................  $      371   $  448,780   $  60,210    $  71,813     $  4,332     $  6,531
 Net realized gain (loss) on investments     (58,806)     (19,379)    (39,793)        (193)       1,570          949
 Net change in unrealized appreciation
   (depreciation) of investments........    (150,556)    (659,196)   (108,133)    (150,969)       4,890        2,798
                                          ----------   ----------   ---------    ---------     --------     --------
 Net increase (decrease) in net assets
   resulting from operations............    (208,991)    (229,795)    (87,716)     (79,349)      10,792       10,278
                                          ----------   ----------   ---------    ---------     --------     --------
From unit transactions:
 Net proceeds from the issuance of units      42,311       45,184      27,549       25,510       14,629        9,476
 Net asset value of units redeemed or
   used to meet contract obligations....     (63,577)     (83,067)    (79,315)     (62,587)     (23,236)     (24,440)
                                          ----------   ----------   ---------    ---------     --------     --------
Net increase (decrease) from unit
 transactions...........................     (21,266)     (37,883)    (51,766)     (37,077)      (8,607)     (14,964)
                                          ----------   ----------   ---------    ---------     --------     --------
Net increase (decrease) in net assets...    (230,257)    (267,678)   (139,482)    (116,426)       2,185       (4,686)
Net assets beginning of year............     911,334    1,179,012     597,610      714,036      132,685      137,371
                                          ----------   ----------   ---------    ---------     --------     --------
Net assets end of year*.................  $  681,077   $  911,334   $ 458,128    $ 597,610     $134,870     $132,685
                                          ==========   ==========   =========    =========     ========     ========
Unit transactions:
Units outstanding beginning of year.....      13,267       13,765       9,279        9,808        4,569        5,102
Units issued during the year............         708          593         452          383          490          339
Units redeemed during the year..........      (1,074)      (1,091)     (1,298)        (912)        (787)        (872)
                                          ----------   ----------   ---------    ---------     --------     --------
Units outstanding end of year...........      12,901       13,267       8,433        9,279        4,272        4,569
                                          ==========   ==========   =========    =========     ========     ========
----------
*  Includes undistributed net
   investment income of:                  $1,108,890   $1,108,519   $ 818,053    $ 757,843     $195,813     $191,481
                                          ==========   ==========   =========    =========     ========     ========

                        See notes to financial statements.

                                              Strategist
------------------------------------------------------------------------------------------------------
                           MONY Series Fund, Inc.
----------------------------------------------------------------------------
        Long Term                                             Money
          Bond                   Diversified                 Market
       Subaccount                Subaccount                Subaccount
------------------------  ------------------------  ------------------------
For the year For the year For the year For the year For the year For the year
   ended        ended        ended        ended        ended        ended               Total
December 31, December 31, December 31, December 31, December 31, December 31, ------------------------
    2002         2001         2002         2001         2002         2001        2002         2001
------------ ------------ ------------ ------------ ------------ ------------ ----------  ------------
  $  2,256     $  2,604    $  130,397   $  304,050    $    433     $  1,808   $  197,999   $   835,586
       413          149       (71,854)     (25,016)          0            0     (168,470)      (43,490)

     4,708          361      (233,651)    (482,236)          0            0     (482,742)   (1,289,242)
  --------     --------    ----------   ----------    --------     --------   ----------  ------------

     7,377        3,114      (175,108)    (203,202)        433        1,808     (453,213)     (497,146)
  --------     --------    ----------   ----------    --------     --------   ----------  ------------
     8,960        4,077        61,652       63,089       8,345        6,856      163,446       154,192

    (7,160)      (7,311)      (89,273)     (90,216)    (15,173)     (15,608)    (277,734)     (283,229)
  --------     --------    ----------   ----------    --------     --------   ----------  ------------
     1,800       (3,234)      (27,621)     (27,127)     (6,828)      (8,752)    (114,288)     (129,037)
  --------     --------    ----------   ----------    --------     --------   ----------  ------------
     9,177         (120)     (202,729)    (230,329)     (6,395)      (6,944)    (567,501)     (626,183)
    55,939       56,059     1,054,876    1,285,205      53,530       60,474    2,805,974     3,432,157
  --------     --------    ----------   ----------    --------     --------   ----------  ------------
  $ 65,116     $ 55,939    $  852,147   $1,054,876    $ 47,135     $ 53,530   $2,238,473   $ 2,805,974
  ========     ========    ==========   ==========    ========     ========   ==========  ============
     1,495        1,583        21,555       22,078       2,507        2,923
       225          112         1,378        1,204         389          325
      (185)        (200)       (1,984)      (1,727)       (708)        (741)
  --------     --------    ----------   ----------    --------     --------
     1,535        1,495        20,949       21,555       2,188        2,507
  ========     ========    ==========   ==========    ========     ========

  $115,429     $113,173    $1,616,479   $1,486,082    $ 88,616     $ 88,183   $3,943,280   $ 3,745,281
  ========     ========    ==========   ==========    ========     ========   ==========  ============

                                 MONY AMERICA

                              Variable Account L

                STATEMENT OF CHANGES IN NET ASSETS (continued)


                                                                                  MONYEquity Master
                                                    ----------------------------------------------------------------------------
                                                                               MONY Series Fund, Inc.
                                                    ----------------------------------------------------------------------------
                                                        Intermediate Term             Long Term                Government
                                                              Bond                      Bond                   Securities
                                                           Subaccount                Subaccount                Subaccount
                                                    ------------------------  ------------------------  ------------------------
                                                    For the year For the year For the year For the year For the year For the year
                                                       ended        ended        ended        ended        ended        ended
                                                    December 31, December 31, December 31, December 31, December 31, December 31,
                                                        2002         2001         2002         2001         2002         2001
                                                    ------------ ------------ ------------ ------------ ------------ ------------
From operations:
 Net investment income (loss)......................  $   23,174   $  32,770    $   82,434   $   81,991   $   30,181   $   39,904
 Net realized gain (loss) on
   investments.....................................       7,693      (2,477)       34,641       12,648        8,085        5,512
 Net change in unrealized
   appreciation
   (depreciation) of
   investments.....................................      60,855      24,176       188,589       (2,066)      55,589       13,862
                                                     ----------   ---------    ----------   ----------   ----------   ----------
Net increase (decrease) in
 net assets resulting from
 operations........................................      91,722      54,469       305,664       92,573       93,855       59,278
                                                     ----------   ---------    ----------   ----------   ----------   ----------
From unit transactions:
 Net proceeds from the
   issuance of units...............................     856,238     616,463       849,682    1,119,177    1,313,396      583,037
 Net asset value of units
   redeemed or used to meet
   contract obligations............................    (227,738)   (683,658)     (597,975)    (877,019)    (289,435)    (427,214)
                                                     ----------   ---------    ----------   ----------   ----------   ----------
Net increase (decrease) from
 unit transactions.................................     628,500     (67,195)      251,707      242,158    1,023,961      155,823
                                                     ----------   ---------    ----------   ----------   ----------   ----------
Net increase (decrease) in
 net assets........................................     720,222     (12,726)      557,371      334,731    1,117,816      215,101
Net assets beginning of year.......................     772,723     785,449     2,135,838    1,801,107    1,207,316      992,215
                                                     ----------   ---------    ----------   ----------   ----------   ----------
Net assets end of year*............................  $1,492,945   $ 772,723    $2,693,209   $2,135,838   $2,325,132   $1,207,316
                                                     ==========   =========    ==========   ==========   ==========   ==========
Unit transactions:
Units outstanding beginning
 of year...........................................      52,904      57,926       129,500      115,225       84,169       73,181
Units issued during the year.......................      56,733      43,667        51,546       69,220       89,284       41,631
Units redeemed during the year.....................     (15,459)    (48,689)      (36,825)     (54,945)     (20,210)     (30,643)
                                                     ----------   ---------    ----------   ----------   ----------   ----------
Units outstanding end of year......................      94,178      52,904       144,221      129,500      153,243       84,169
                                                     ==========   =========    ==========   ==========   ==========   ==========
----------
*
   Includes undistributed net investment income of:  $  145,198   $ 122,024    $  438,079   $  355,645   $  161,699   $  131,518
                                                     ==========   =========    ==========   ==========   ==========   ==========

                      See notes to financial statements.

                                            MONYEquity Master
---------------------------------------------------------------------------------------------------------
 Mony Series Fund, Inc.                            Enterprise Accumulation Trust
------------------------  -------------------------------------------------------------------------------
          Money                                            Small Company
         Market                     Equity                     Value                     Managed
       Subaccount                 Subaccount                Subaccount                 Subaccount
------------------------  -------------------------  ------------------------  --------------------------
For the year For the year For the year  For the year For the year For the year For the year  For the year
   ended        ended        ended         ended        ended        ended        ended         ended
December 31, December 31, December 31,  December 31, December 31, December 31, December 31,  December 31,
    2002         2001         2002          2001         2002         2001         2002          2001
------------ ------------ ------------  ------------ ------------ ------------ ------------  ------------
$    27,334  $    86,330  $   (224,447) $ 6,235,520  $   735,503  $ 7,781,277  $    140,065  $  6,193,137
          0            0    (7,410,810)  (5,904,882)  (2,308,813)    (779,487)  (13,048,653)  (17,641,880)

          0            0    (3,440,160)  (8,825,778)  (1,711,815)  (5,674,660)   (6,804,950)     (733,208)
-----------  -----------  ------------  -----------  -----------  -----------  ------------  ------------

     27,334       86,330   (11,075,417)  (8,495,140)  (3,285,125)   1,327,130   (19,713,538)  (12,181,951)
-----------  -----------  ------------  -----------  -----------  -----------  ------------  ------------
  2,648,901    2,344,611     7,484,262    9,120,670    6,100,884    6,225,860    15,381,179    18,104,797

 (2,037,763)  (1,755,199)   (7,828,783)  (7,516,644)  (6,583,953)  (5,338,349)  (18,673,836)  (18,051,765)
-----------  -----------  ------------  -----------  -----------  -----------  ------------  ------------
    611,138      589,412      (344,521)   1,604,026     (483,069)     887,511    (3,292,657)       53,032
-----------  -----------  ------------  -----------  -----------  -----------  ------------  ------------
    638,472      675,742   (11,419,938)  (6,891,114)  (3,768,194)   2,214,641   (23,006,195)  (12,128,919)
  3,515,155    2,839,413    36,654,260   43,545,374   31,970,697   29,756,056    90,805,568   102,934,487
-----------  -----------  ------------  -----------  -----------  -----------  ------------  ------------
$ 4,153,627  $ 3,515,155  $ 25,234,322  $36,654,260  $28,202,503  $31,970,697  $ 67,799,373  $ 90,805,568
===========  ===========  ============  ===========  ===========  ===========  ============  ============
    262,179      218,192     1,924,485    1,841,869    1,233,590    1,198,930     4,331,427     4,328,542
    198,703      177,298       487,482      469,871      242,953      246,311       856,810       838,678
   (153,365)    (133,311)     (520,390)    (387,255)    (268,432)    (211,651)   (1,052,570)     (835,793)
-----------  -----------  ------------  -----------  -----------  -----------  ------------  ------------
    307,517      262,179     1,891,577    1,924,485    1,208,111    1,233,590     4,135,667     4,331,427
===========  ===========  ============  ===========  ===========  ===========  ============  ============


$   866,964  $   839,630  $ 22,989,436  $23,213,883  $17,063,781  $16,328,278  $ 67,952,721  $ 67,812,656
===========  ===========  ============  ===========  ===========  ===========  ============  ============

                                 MONY AMERICA

                              Variable Account L

                STATEMENT OF CHANGES IN NET ASSETS (continued)

                                                                       MONYEquity Master
                                         ----------------------------------------------------------------------------
                                                                 Enterprise Accumulation Trust
                                         ----------------------------------------------------------------------------

                                           International Growth         High Yield Bond               Growth
                                                Subaccount                Subaccount                Subaccount
                                         ------------------------  ------------------------  ------------------------

                                         For the year For the year For the year For the year For the year For the year
                                            ended        ended        ended        ended        ended        ended
                                         December 31, December 31, December 31, December 31, December 31, December 31,
                                             2002         2001         2002         2001         2002         2001
                                         ------------ ------------ ------------ ------------ ------------ ------------
From operations:
 Net investment income (loss)........... $    (7,714) $ 1,038,450   $  373,786   $  351,519   $   (9,949)  $   (7,487)
 Net realized loss on investments.......  (1,047,308)    (565,419)    (171,620)    (161,320)    (169,405)    (219,632)
 Net change in unrealized appreciation
   (depreciation) of investments........    (824,159)  (4,062,151)    (162,569)      11,116     (625,653)    (203,693)
                                         -----------  -----------   ----------   ----------   ----------   ----------
Net increase (decrease) in net assets
 resulting from operations..............  (1,879,181)  (3,589,120)      39,597      201,315     (805,007)    (430,812)
                                         -----------  -----------   ----------   ----------   ----------   ----------
From unit transactions:
 Net proceeds from the issuance of units   2,008,527    2,492,352    1,339,374    1,225,691    1,353,009    1,276,711
 Net asset value of units redeemed or
   used to meet contract obligations....  (1,970,181)  (2,356,358)    (940,380)    (802,842)    (687,267)    (834,101)
                                         -----------  -----------   ----------   ----------   ----------   ----------
Net increase from unit transactions.....      38,346      135,994      398,994      422,849      665,742      442,610
                                         -----------  -----------   ----------   ----------   ----------   ----------
Net increase (decrease) in net assets...  (1,840,835)  (3,453,126)     438,591      624,164     (139,265)      11,798
Net assets beginning of period..........   9,272,199   12,725,325    4,558,139    3,933,975    2,919,827    2,908,029
                                         -----------  -----------   ----------   ----------   ----------   ----------
Net assets end of period*............... $ 7,431,364  $ 9,272,199   $4,996,730   $4,558,139   $2,780,562   $2,919,827
                                         ===========  ===========   ==========   ==========   ==========   ==========
Unit transactions:
Units outstanding beginning of period...     697,861      685,895      301,483      273,467      354,433      306,296
Units issued during the period..........     168,917      170,269       90,090       81,541      192,670      152,167
Units redeemed during the period........    (166,978)    (158,303)     (63,600)     (53,525)    (103,866)    (104,030)
                                         -----------  -----------   ----------   ----------   ----------   ----------
Units outstanding end of period.........     699,800      697,861      327,973      301,483      443,237      354,433
                                         ===========  ===========   ==========   ==========   ==========   ==========
----------
*  Includes undistributed net
   investment income (loss) of:          $ 2,871,503  $ 2,879,217   $1,836,512   $1,462,726   $   (4,213)  $    5,736
                                         ===========  ===========   ==========   ==========   ==========   ==========

** Commencement of operations

                      See notes to financial statements.

                                             MONYEquity Master
----------------------------------------------------------------------------------------------------------
                                       Enterprise Accumulation Trust
----------------------------------------------------------------------------------------------------------
       Growth and                  Capital
         Income                 Appreciation                 Balanced                  Equity Income
       Subaccount                Subaccount                 Subaccount                  Subaccount
------------------------  ------------------------  --------------------------  --------------------------
                                                                 For the period              For the period
For the year For the year For the year For the year For the year May 7, 2001**  For the year June 6, 2001**
   ended        ended        ended        ended        ended        through        ended        through
December 31, December 31, December 31, December 31, December 31,  December 31,  December 31,  December 31,
    2002         2001         2002         2001         2002          2001          2002          2001
------------ ------------ ------------ ------------ ------------ -------------- ------------ --------------
 $    9,884   $    4,293   $  (13,201)      (1,120)   $   900       $   103       $  1,358      $   459
   (169,383)     (49,721)    (121,449)    (118,939)      (722)          (48)        (2,675)        (701)

   (555,326)    (268,988)    (202,778)    (221,421)    (5,397)          795        (34,337)      (2,059)
 ----------   ----------   ----------   ----------    -------       -------       --------      -------

   (714,825)    (314,416)    (337,428)    (341,480)    (5,219)          850        (35,654)      (2,301)
 ----------   ----------   ----------   ----------    -------       -------       --------      -------
    794,658    1,146,214      635,179      765,167     41,167        40,168        261,166       98,517

   (540,838)    (340,977)    (461,812)    (333,295)    (9,302)         (914)       (36,313)      (5,457)
 ----------   ----------   ----------   ----------    -------       -------       --------      -------
    253,820      805,237      173,367      431,872     31,865        39,254        224,853       93,060
 ----------   ----------   ----------   ----------    -------       -------       --------      -------
   (461,005)     490,821     (164,061)      90,392     26,646        40,104        189,199       90,759
  2,524,861    2,034,040    1,748,583    1,658,191     40,104             0         90,759            0
 ----------   ----------   ----------   ----------    -------       -------       --------      -------
 $2,063,856   $2,524,861   $1,584,522   $1,748,583    $66,750        40,104       $279,958      $90,759
 ==========   ==========   ==========   ==========    =======       =======       ========      =======
    292,641      206,162      235,606      179,274      3,988             0         10,033            0
    111,843      124,767       92,992       99,878      4,576         4,081         31,383       10,644
    (78,952)     (38,288)     (69,781)     (43,546)    (1,063)          (93)        (4,833)        (611)
 ----------   ----------   ----------   ----------    -------       -------       --------      -------
    325,532      292,641      258,817      235,606      7,501         3,988         36,583       10,033
 ==========   ==========   ==========   ==========    =======       =======       ========      =======

 $   11,819   $    1,935   $   50,432   $   63,633    $ 1,003       $   103       $  1,817      $   459
 ==========   ==========   ==========   ==========    =======       =======       ========      =======

                                 MONY AMERICA

                              Variable Account L

                STATEMENT OF CHANGES IN NET ASSETS (continued)


                                                                     MONYEquity Master
                                    -----------------------------------------------------------------------------------
                                                               Enterprise Accumulation Trust
                                    -----------------------------------------------------------------------------------

                                             Mult-Cap                  Small Company                  Mid-Cap
                                              Growth                      Growth                       Growth
                                            Subaccount                  Subaccount                   Subaccount
                                    --------------------------  --------------------------  ---------------------------
                                                 For the period              For the period              For the period
                                    For the year May 2, 2001**  For the year May 5, 2001**  For the year June 12, 2001**
                                       ended        through        ended        through        ended         through
                                    December 31,  December 31,  December 31,  December 31,  December 31,  December 31,
                                        2002          2001          2002          2001          2002          2001
                                    ------------ -------------- ------------ -------------- ------------ ---------------
From operations:
 Net investment income (loss)......   $   (718)     $   (231)     $ (2,476)     $  1,297      $ (1,489)     $   (174)
 Net realized loss on investments..     (9,175)       (1,194)      (14,202)       (1,174)       (5,533)         (423)
 Net change in unrealized
   appreciation (depreciation) of
   investments.....................    (32,681)          445       (81,386)       11,161       (69,023)        2,684
                                      --------      --------      --------      --------      --------      --------
Net increase (decrease) in net
 assets resulting from operations..    (42,574)         (980)      (98,064)       11,284       (76,045)        2,087
                                      --------      --------      --------      --------      --------      --------
From unit transactions:
 Net proceeds from the issuance of
   units...........................     60,254       125,451       520,744       113,784       135,914       191,447
 Net asset value of units redeemed
   or used to meet contract
   obligations.....................    (28,031)      (29,235)      (91,723)       (4,805)      (24,123)       (1,351)
                                      --------      --------      --------      --------      --------      --------
Net increase (decrease) from unit
 transactions......................     32,223        96,216       429,021       108,979       111,791       190,096
                                      --------      --------      --------      --------      --------      --------
Net increase (decrease) in net
 assets............................    (10,351)       95,236       330,957       120,263        35,746       192,183
Net assets beginning of period.....     95,236             0       120,263             0       192,183             0
                                      --------      --------      --------      --------      --------      --------
Net assets end of period*..........   $ 84,885      $ 95,236      $451,220      $120,263      $227,929      $192,183
                                      ========      ========      ========      ========      ========      ========
Unit transactions:
Units outstanding beginning of
 period............................     10,617             0        11,867             0        24,674             0
Units issued during the period.....      8,489        13,659        59,944        12,390        21,962        24,855
Units redeemed during the period...     (4,511)       (3,042)      (12,764)         (523)       (3,898)         (181)
                                      --------      --------      --------      --------      --------      --------
Units outstanding end of period....     14,595        10,617        59,047        11,867        42,738        24,674
                                      ========      ========      ========      ========      ========      ========
----------
*  Includes undistributed net
   investment income (loss) of:       $   (949)     $   (231)     $ (1,179)     $  1,297      $ (1,663)     $   (174)
                                      ========      ========      ========      ========      ========      ========

** Commencement of operations

                      See notes to financial statements.

                                              MONYEquity Master
------------------------------------------------------------------------------------------------------------
             Enterprise Accumulation Trust
------------------------------------------------------
                                                                                       Dreyfus Socially
         Worldwide                                               Dreyfus                  Responsible
          Growth                     Emerging                  Stock Index                  Growth
        Subaccount             Countries Subaccount            Subaccount                 Subaccount
--------------------------  --------------------------  ------------------------  --------------------------
             For the period              For the period                                        For the period
For the year May 25, 2001** For the year June 8, 2001** For the year For the year For the year June 8, 2001**
   ended        through        ended        through        ended        ended        ended        through
December 31,  December 31,  December 31,  December 31,  December 31, December 31, December 31,  December 31,
    2002          2001          2002          2001          2002         2001         2002          2001
------------ -------------- ------------ -------------- ------------ ------------ ------------ --------------

  $  (174)      $   (63)      $ (1,206)     $   (511)   $    17,463   $   29,736    $   (207)     $   (92)
   (2,518)         (137)        (1,806)       (1,484)      (434,142)    (181,723)     (2,102)        (354)

   (4,213)         (757)       (38,628)       19,556       (436,848)    (295,886)    (12,958)      (1,722)
  -------       -------       --------      --------    -----------   ----------    --------      -------

   (6,905)         (957)       (41,640)       17,561       (853,527)    (447,873)    (15,267)      (2,168)
  -------       -------       --------      --------    -----------   ----------    --------      -------

   18,281        21,707         72,855       208,603        971,185    1,420,108      27,211       43,186

   (8,755)         (847)       (34,801)      (14,261)    (1,098,228)    (644,848)     (7,501)      (1,688)
  -------       -------       --------      --------    -----------   ----------    --------      -------

    9,526        20,860         38,054       194,342       (127,043)     775,260      19,710       41,498
  -------       -------       --------      --------    -----------   ----------    --------      -------
    2,621        19,903         (3,586)      211,903       (980,570)     327,387       4,443       39,330
   19,903             0        211,903             0      3,433,008    3,105,621      39,330            0
  -------       -------       --------      --------    -----------   ----------    --------      -------
  $22,524       $19,903       $208,317      $211,903    $ 2,452,438   $3,433,008    $ 43,773      $39,330
  =======       =======       ========      ========    ===========   ==========    ========      =======

    2,244             0         22,654             0        437,449      344,819       4,617            0
    2,408         2,340          9,385        24,354        141,596      172,477       4,122        4,816
   (1,255)          (96)        (5,092)       (1,700)      (173,418)     (79,847)     (1,450)        (199)
  -------       -------       --------      --------    -----------   ----------    --------      -------
    3,397         2,244         26,947        22,654        405,627      437,449       7,289        4,617
  =======       =======       ========      ========    ===========   ==========    ========      =======

  $  (237)      $   (63)      $ (1,717)     $   (511)   $   101,220   $   83,757    $   (299)     $   (92)
  =======       =======       ========      ========    ===========   ==========    ========      =======

                                 MONY AMERICA

                              Variable Account L

                STATEMENT OF CHANGES IN NET ASSETS (continued)

                                                                   MONYEquity Master
                                    -------------------------------------------------------------------------------
                                                       Fidelity Variable Insurance Products Funds
                                    -------------------------------------------------------------------------------
                                                                                                  VIP III
                                             VIP II                      VIP                       Growth
                                           Contrafund                  Growth                  Opportunities
                                           Subaccount                Subaccount                  Subaccount
                                    ------------------------  ------------------------  ---------------------------
                                                                                                         For the
                                                                                                         period
                                    For the year For the year For the year For the year For the year June 12, 2001**
                                       ended        ended        ended        ended        ended         through
                                    December 31, December 31, December 31, December 31, December 31,  December 31,
                                        2002         2001         2002         2001         2002          2001
                                    ------------ ------------ ------------ ------------ ------------ ---------------
From operations:
 Net investment income (loss)......  $   (1,424)  $   46,987   $  (12,612)  $  145,083    $   (771)      $   (23)
 Net realized loss on investments..     (82,463)    (100,558)    (286,469)    (188,304)     (6,286)          (64)
 Net change in unrealized
   appreciation (depreciation) of
   investments.....................    (127,577)    (186,008)    (477,552)    (435,811)    (30,091)          202
                                     ----------   ----------   ----------   ----------    --------       -------
Net increase (decrease) in net
 assets resulting from operations..    (211,464)    (239,579)    (776,633)    (479,032)    (37,148)          115
                                     ----------   ----------   ----------   ----------    --------       -------
From unit transactions:
 Net proceeds from the issuance of
   units...........................     743,574      687,616      592,532      845,967     176,551        12,101
 Net asset value of units redeemed
   or used to meet contract
   obligations.....................    (450,844)    (442,654)    (475,303)    (410,619)    (37,371)         (363)
                                     ----------   ----------   ----------   ----------    --------       -------
Net increase (decrease) from unit
 transactions......................     292,730      244,962      117,229      435,348     139,180        11,738
                                     ----------   ----------   ----------   ----------    --------       -------
Net increase (decrease) in net
 assets............................      81,266        5,383     (659,404)     (43,684)    102,032        11,853
Net assets beginning of period.....   1,834,705    1,829,322    2,443,930    2,487,614      11,853             0
                                     ----------   ----------   ----------   ----------    --------       -------
Net assets end of period*..........  $1,915,971   $1,834,705   $1,784,526   $2,443,930    $113,885       $11,853
                                     ==========   ==========   ==========   ==========    ========       =======
Unit transactions:
Units outstanding beginning of
 period............................     223,575      193,843      352,343      292,731       1,294             0
Units issued during the period.....      95,004       81,780      108,307      115,727      19,726         1,335
Units redeemed during the period...     (58,845)     (52,048)     (89,159)     (56,115)     (4,969)          (41)
                                     ----------   ----------   ----------   ----------    --------       -------
Units outstanding end of period....     259,734      223,575      371,491      352,343      16,051         1,294
                                     ==========   ==========   ==========   ==========    ========       =======
----------
*  Includes undistributed net
   investment income (loss) of:      $   39,332   $   40,756   $  124,307   $  136,919    $   (794)      $   (23)
                                     ==========   ==========   ==========   ==========    ========       =======

** Commencement of operations

                      See notes to financial statements.

                                                           MONYEquity Master
-----------------------------------------------------------------------------------------------------------
                                            Janus Aspen Series
----------------------------------------------------------------------------------------------------------

        Aggressive                                               Capital                  Worldwide
          Growth                     Balanced                 Appreciation                 Growth
        Subaccount                  Subaccount                 Subaccount                Subaccount
--------------------------  --------------------------  ------------------------  ------------------------

For the year For the period For the year For the period For the year For the year For the year For the year
   ended     May 4, 2001**     ended     May 15, 2001**    ended        ended        ended        ended
December 31,    through     December 31,    through     December 31, December 31, December 31, December 31,
    2002      December 31,      2002      December 31,      2002         2001         2002         2001
------------      2001      ------------      2001      ------------ ------------ ------------ ------------
  $   (967)     $   (322)     $  6,077      $  1,697    $    (5,582)  $   19,240   $    5,319  $    (9,145)
   (18,120)       (2,620)       (1,388)         (923)      (541,885)    (399,956)    (512,169)    (694,361)

   (25,474)       (4,631)      (20,670)       (1,374)        (8,561)    (565,108)    (455,681)    (362,689)
  --------      --------      --------      --------    -----------   ----------   ----------  -----------

   (44,561)       (7,573)      (15,981)         (600)      (556,028)    (945,824)    (962,531)  (1,066,195)
  --------      --------      --------      --------    -----------   ----------   ----------  -----------
    81,199       172,663       306,130       135,693        830,085    1,605,463      937,943    1,744,184

   (53,181)      (16,591)      (27,966)      (11,334)    (1,068,581)    (835,613)    (865,746)  (1,097,526)
  --------      --------      --------      --------    -----------   ----------   ----------  -----------
    28,018       156,072       278,164       124,359       (238,496)     769,850       72,197      646,658
  --------      --------      --------      --------    -----------   ----------   ----------  -----------
   (16,543)      148,499       262,183       123,759       (794,524)    (175,974)    (890,334)    (419,537)
   148,499             0       123,759             0      3,514,790    3,690,764    3,622,667    4,042,204
  --------      --------      --------      --------    -----------   ----------   ----------  -----------
  $131,956      $148,499      $385,942      $123,759    $ 2,720,266   $3,514,790   $2,732,333  $ 3,622,667
  ========      ========      ========      ========    ===========   ==========   ==========  ===========
    18,896             0        12,732             0        554,001      452,008      585,745      502,843
    13,711        20,826        33,220        13,920        145,115      228,081      181,607      249,907
    (9,126)       (1,930)       (3,190)       (1,188)      (186,768)    (126,088)    (169,714)    (167,005)
  --------      --------      --------      --------    -----------   ----------   ----------  -----------
    23,481        18,896        42,762        12,732        512,348      554,001      597,638      585,745
  ========      ========      ========      ========    ===========   ==========   ==========  ===========

  $ (1,289)     $   (322)     $  7,774      $  1,697    $    39,382   $   44,964   $  194,175  $   188,856
  ========      ========      ========      ========    ===========   ==========   ==========  ===========

---------------------------










           Total
    2002          2001
------------  ------------
$  1,170,541  $ 22,070,625
 (26,318,677)  (26,999,621)

 (15,883,454)  (21,764,013)
------------  ------------

 (41,031,590)  (26,693,009)
------------  ------------
  46,542,080    52,487,408

 (45,157,730)  (42,835,527)
------------  ------------
   1,384,350     9,651,881
------------  ------------
 (39,647,240)  (17,041,128)
 204,028,058   221,069,186
------------  ------------
$164,380,818  $204,028,058
============  ============







$114,884,814  $113,714,273
============  ============

                                 MONY AMERICA

                              Variable Account L

                         NOTES TO FINANCIAL STATEMENTS

1.  Organization and Business:

MONY America Variable Account L (the "Variable Account") is a separate investment account established on February 19, 1985 by MONY Life Insurance Company of America ("MONY America"), under the laws of the State of Arizona.

The Variable Account operates as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). The Variable Account holds assets that are segregated from all of MONY America's other assets and, at present, is used to support Flexible Premium Variable Life Insurance policies, which include Variable Life (Strategist), Variable Universal Life (MONYEquity Master, MONYCustom Equity Master, MONY Custom Estate Master and MONY Variable Universal
Life), Corporate Sponsored Variable Universal Life and Survivorship Variable Universal Life Insurance policies. These policies are issued by MONY America, which is a wholly-owned subsidiary of MONY Life Insurance Company ("MONY"). For presentation purposes, the information related to the Variable Life (Strategist) and Variable Universal Life (MONYEquity Master) insurance policies is presented here.

There are currently six Strategist Subaccounts and twenty-eight MONYEquity Master Subaccounts within the Variable Account, and each invests only in a corresponding portfolio of the MONY Series Fund, Inc. (the "Fund"), the Enterprise Accumulation Trust ("Enterprise"), Dreyfus Stock Index Fund, Dreyfus Socially Responsible Growth Fund, Inc., Fidelity Variable Insurance Products Funds, or Janus Aspen Series (collectively, the "Funds"). The subaccounts of Strategist commenced operations in 1985 and the subaccounts of MONYEquity Master commenced operations in 1995 through 2001. The Funds are registered under the 1940 Act as open-end, diversified, management investment companies. The Fund and Enterprise are affiliated with MONY.

These financial statements should be read in conjunction with the financial statements and footnotes of the Funds, which were distributed by MONY America to the policyholders.

2.  Significant Accounting Policies:

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Investments:

The investment in shares of each of the respective Funds' portfolios is stated at value which is the net asset value of the respective portfolio as reported by such portfolio. Net asset values are based upon market or fair valuations of the securities held in each of the corresponding portfolios of the Funds. For the Money Market Portfolio, the net asset value is based on amortized cost of the securities held, which approximates market value.

Investment Transactions and Investment Income:

Investments in the portfolios of the Funds are recorded on the trade date. Realized gains and losses on redemption of investments in the portfolios of the Funds are determined on the identified cost basis. Dividend income and distributions from net realized gains are recorded on ex-dividend date. Investment income includes dividends from net investment income and distributions of net realized gains received from the respective portfolios of the Funds. Dividends and distributions received are reinvested in additional shares of the respective portfolios of the Funds.

Taxes:

MONY America is currently taxed as a life insurance company and will include the Variable Account's operations in its tax return. MONY America does not expect, based on current tax law, to incur any income tax burden upon the earnings or realized gains attributable to the Variable Account. Based on this expectation, no charges are currently being deducted from the Variable Account for Federal income tax purposes.

                                 MONY AMERICA

                              Variable Account L

                   NOTES TO FINANCIAL STATEMENTS (continued)



3. Related Party Transactions:

MONY America is the legal owner of the assets held by the Variable Account.

Policy premiums received from MONY America by the Variable Account represent gross policy premiums recorded by MONY America less deductions retained as compensation for certain sales distribution expenses and premium taxes.

The cost of insurance, administration charges, and, if applicable, the cost of any optional benefits added by riders to the insurance policies are deducted monthly from the cash value of the contract to compensate MONY America. A surrender charge may be imposed when a full or partial surrender is requested by the policyholders. These deductions are treated as contractholder redemptions by the Variable Account. The amount deducted for the Strategist and MONYEquity Master Subaccounts for the year ended December 31, 2002 aggregated $30,186,562.

MONY America receives from the Variable Account the amounts deducted for mortality and expense risks at an annual rate of 0.60% (for each of the Strategist Subaccounts) and 0.75% (for each of the MONYEquity Master Subaccounts) of the average daily net assets of the respective subaccounts. As investment adviser to the Fund, it receives amounts paid by the Fund for those services.

Enterprise Capital Management, Inc., a wholly-owned subsidiary of MONY, acts as investment adviser to the portfolios of Enterprise, and it receives amounts paid by Enterprise for those services.

MONY America and MONY receive fees directly from certain Funds for maintaining and servicing policyholders' accounts. During the year ended December 31, 2002, MONY America received $19,109 in aggregate from certain Funds in connection with Strategist and MONYEquity Master subaccounts.

                                 MONY AMERICA

                              Variable Account L

                   NOTES TO FINANCIAL STATEMENTS (continued)



4. Investment Transactions:

Cost of shares acquired and proceeds from shares redeemed by each subaccount during the year ended December 31, 2002 were as follows:

                                                           Cost of
                                                       Shares Acquired       Proceeds from
Strategist Subaccounts                             (Excludes Reinvestments) Shares Redeemed
----------------------                             ------------------------ ---------------

MONY Series Fund, Inc.
Equity Growth Portfolio...........................       $    47,509          $    73,393
Equity Income Portfolio...........................            48,187              103,037
Intermediate Term Bond Portfolio..................            19,212               28,565
Long Term Bond Portfolio..........................             8,241                6,768
Diversified Portfolio.............................            67,643              100,747
Money Market Portfolio............................            15,369               22,478

MONYEquity Master Subaccounts

MONY Series Fund, Inc.
Intermediate Term Bond Portfolio..................           792,420              171,255
Long Term Bond Portfolio..........................           794,212              559,273
Government Securities Portfolio...................         1,190,556              177,998
Money Market Portfolio............................         2,328,353            1,743,616

Enterprise Accumulation Trust
Equity Portfolio..................................         5,742,032            6,307,079
Small Company Value Portfolio.....................         4,723,737            5,433,580
Managed Portfolio.................................        11,421,444           15,279,682
International Growth Portfolio....................         1,533,683            1,557,429
High Yield Bond Portfolio.........................         1,160,538              795,378
Growth Portfolio..................................         1,187,225              542,169
Growth and Income Portfolio.......................           693,400              456,000
Capital Appreciation Portfolio....................           514,408              353,813

Balanced Portfolio................................            38,907                7,403
Equity Income Portfolio...........................           250,276               26,664
Multi-Cap Growth Portfolio........................            62,266               30,739
Small Company Growth Portfolio....................           505,134               78,335
Mid-Cap Growth Portfolio..........................           128,420               18,035
Worldwide Growth Portfolio........................            20,550               11,190
Emerging Countries Portfolio......................            70,846               34,391

Dreyfus
Dreyfus Stock Index Fund..........................           862,957            1,012,642
Dreyfus Socially Responsible Growth Fund, Inc.....            26,766                7,364

                                 MONY AMERICA

                              Variable Account L

                   NOTES TO FINANCIAL STATEMENTS (continued)


4. Investment Transactions: (continued)

                                                  Cost of
                                              Shares Acquired       Proceeds from
MONYEquity Master Subaccounts             (Excludes Reinvestments) Shares Redeemed
-----------------------------             ------------------------ ---------------

FidelityVariable Insurance Products Funds
VIP II Contrafund Portfolio..............         $640,055            $361,450
VIP Growth Portfolio.....................          516,547             414,561
VIP III Growth Opportunities Portfolio...          178,017              39,634

Janus Aspen Series
Aggressive Growth Portfolio..............           85,863              58,778
Balanced Portfolio.......................          310,946              34,497
Capital Appreciation Portfolio...........          736,264             997,239
Worldwide Growth Portfolio...............          779,619             730,485

                                 MONY AMERICA

                              Variable Account L

                   NOTES TO FINANCIAL STATEMENTS (continued)



5. Financial Highlights:

For a unit outstanding throughout the period ended December 31, 2002:

                                               At December 31, 2002       For the period ended December 31, 2002
                                         -------------------------------- ----------------------------------
                                                                          Investment
                                                               Net Assets   Income                       Total
Strategist Subaccounts                     Units   Unit Values   (000s)     Ratio*     Expense Ratio** Return***
----------------------                   --------- ----------- ---------- ----------   --------------- ---------

MONY Series Fund, Inc.
Equity Growth Subaccount................    12,901   $52.80     $   681      0.65%          0.60%       (23.13)%
Equity Income Subaccount................     8,433    54.33         458      1.92           0.60        (15.65)
Intermediate Term Bond Subaccount.......     4,272    31.57         135      3.95           0.60          8.71
Long Term Bond Subaccount...............     1,535    42.42          65      4.56           0.60         13.36
Diversified Subaccount..................    20,949    40.68         852      2.08           0.60        (16.88)
Money Market Subaccount.................     2,188    21.54          47      1.49           0.60          0.89

MONYEquity Master Subaccounts

MONY Series Fund, Inc.
Intermediate Term Bond Subaccount.......    94,178    15.85       1,493      2.92           0.75          8.49
Long Term Bond Subaccount...............   144,221    18.67       2,693      4.24           0.75         13.22
Government Securities Subaccount........   153,243    15.17       2,325      2.57           0.75          5.79
Money Market Subaccount.................   307,517    13.51       4,154      1.48           0.75          0.75

Enterprise Accumulation Trust
Equity Subaccount....................... 1,891,577    13.34      25,234      0.00           0.75        (29.97)
Small Company Value Subaccount.......... 1,208,111    23.35      28,203      0.36           0.75         (9.92)
Managed Subaccount...................... 4,135,667    16.40      67,799      0.93           0.75        (21.76)
International Growth Subaccount.........   699,800    10.62       7,431      0.66           0.75        (20.09)
High Yield Bond Subaccount..............   327,973    15.23       4,997      8.67           0.75          0.73
Growth Subaccount.......................   443,237     6.27       2,781      0.40           0.75        (23.91)
Growth and Income Subaccount............   325,532     6.34       2,064      1.19           0.75        (26.54)
Capital Appreciation Subaccount.........   258,817     6.12       1,585      0.00           0.75        (17.52)
Balanced Subaccount.....................     7,501     8.90          67      2.48           0.75        (11.53)
Equity Income Subaccount................    36,583     7.65         280      1.48           0.75        (15.47)
Multi-Cap Growth Subaccount.............    14,595     5.82          85      0.00           0.75        (35.12)
Small Company Growth Subaccount.........    59,047     7.64         451      0.00           0.75        (24.58)
Mid-Cap Growth Subaccount...............    42,738     5.33         228      0.00           0.75        (31.58)
Worldwide Growth Subaccount.............     3,397     6.63          23      0.00           0.75        (25.25)
Emerging Countries Subaccount...........    26,947     7.73         208      0.21           0.75        (17.33)

                                 MONY AMERICA

                              Variable Account L

                   NOTES TO FINANCIAL STATEMENTS (continued)


5. Financial Highlights: (continued)

                                         At December 31, 2002      For the year ended December 31, 2002
                                    ------------------------------ -----------------------------------
                                                                   Investment
                                                        Net Assets   Income                     Total
MONYEquity Master Subaccounts        Units  Unit Values   (000s)     Ratio*   Expense Ratio** Return***
-----------------------------       ------- ----------- ---------- ---------- --------------- ---------

Dreyfus
Dreyfus Stock Index Subaccount..... 405,627    $6.05      $2,452      1.32         0.75        (22.93)
Dreyfus Socially Responsible
  Growth Subaccount................   7,289     6.01          44      0.27         0.75        (29.46)

Fidelity Variable Insurance
  Products Funds
VIP II Contrafund Subaccount....... 259,734     7.38       1,916      0.68         0.75        (10.11)
VIP Growth Subaccount.............. 371,491     4.80       1,785      0.14         0.75        (30.84)
VIP III Growth Opportunities
  Subaccount.......................  16,051     7.10         114      0.09         0.75        (22.49)

Janus Aspen Series
Aggressive Growth Subaccount.......  23,481     5.62         132      0.00         0.75        (28.50)
Balanced Subaccount................  42,762     9.03         386      3.12         0.75         (7.10)
Capital Appreciation Subaccount.... 512,348     5.31       2,720      0.57         0.75        (16.25)
Worldwide Growth Subaccount........ 597,638     4.57       2,732      0.92         0.75        (26.05)

* This ratio represents the amount of dividend income, excluding distributions from net realized gains, received by the subaccount from the underlying fund, net of investment advisory fees assessed by the underlying fund's investment adviser and other expenses of the underlying fund, divided by the average net assets of the subaccount. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the net asset value per Unit. The recognition of dividend income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.
** This ratio represents the annual contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratio includes only those expenses that result in a direct reduction to net asset value per Unit. Charges made directly to contractholder accounts by redemption of Units and expenses of the respective underlying fund are excluded from this ratio.
***Represents the total return for the period indicated, including changes in the value of the underlying fund, and reflects deductions for all items included in the Expense Ratio. The Total Return does not include any expenses assessed through the redemption of Units; the Total Return would have been lower had such expenses been included in the calculation. Total returns for periods less than one year are not annualized.

                                 MONY AMERICA

                              Variable Account L

                   NOTES TO FINANCIAL STATEMENTS (continued)



5. Financial Highlights: (continued)

For a unit outstanding throughout the period ended December 31, 2001:

                                                    At December 31, 2001       For the period ended December 31, 2001
                                              -------------------------------- ----------------------------------
                                                                               Investment
                                                                    Net Assets   Income                       Total
Strategist Subaccounts                          Units   Unit Values   (000s)     Ratio*     Expense Ratio** Return***
----------------------                        --------- ----------- ---------- ----------   --------------- ---------

MONY Series Fund, Inc.
Equity Growth Subaccount.....................    13,267   $68.69     $   911      0.00%          0.60%       (19.81)%
Equity Income Subaccount.....................     9,279    64.41         598      1.74           0.60        (11.52)
Intermediate Term Bond Subaccount............     4,569    29.04         133      5.40           0.60          7.88
Long Term Bond Subaccount....................     1,495    37.42          56      5.21           0.60          5.68
Diversified Subaccount.......................    21,555    48.94       1,055      1.13           0.60        (15.93)
Money Market Subaccount......................     2,507    21.35          54      3.78           0.60          3.19

MONYEquity Master Subaccounts
-----------------------------

MONY Series Fund, Inc.
Intermediate Term Bond Subaccount............    52,904    14.61         773      4.66           0.75          7.74
Long Term Bond Subaccount....................   129,500    16.49       2,136      4.67           0.75          5.50
Government Securities Subaccount.............    84,169    14.34       1,207      4.27           0.75          5.75
Money Market Subaccount......................   262,179    13.41       3,515      3.69           0.75          3.07

Enterprise Accumulation Trust
Equity Subaccount............................ 1,924,485    19.05      36,654      0.00           0.75        (19.42)
Small Company Value Subaccount............... 1,233,590    25.92      31,971      0.25           0.75          4.43
Managed Subaccount........................... 4,331,427    20.96      90,806      2.15           0.75        (11.86)
International Growth Subaccount..............   697,861    13.29       9,272      0.66           0.75        (28.36)
High Yield Bond Subaccount...................   301,483    15.12       4,558      8.85           0.75          5.07
Growth Subaccount............................   354,433     8.24       2,920      0.47           0.75        (13.17)
Growth and Income Subaccount.................   292,641     8.63       2,525      0.94           0.75        (12.56)
Capital Appreciation Subaccount..............   235,606     7.42       1,749      0.68           0.75        (19.78)
Balanced Subaccount (1)......................     3,988    10.06          40      1.75(^)        0.75(^)      (0.60)
Equity Income Subaccount (2).................    10,033     9.05          91      2.13(^)        0.75(^)      (9.50)
Multi-Cap Growth Subaccount (3)..............    10,617     8.97          95      0.00(^)        0.75(^)     (10.30)
Small Company Growth Subaccount (4)..........    11,867    10.13         120      0.00(^)        0.75(^)       1.30
Mid-Cap Growth Subaccount (5)................    24,674     7.79         192      0.00(^)        0.75(^)     (22.10)
Worldwide Growth Subaccount (6)..............     2,244     8.87          20      0.00(^)        0.75(^)     (11.30)
Emerging Countries Subaccount (7)............    22,654     9.35         212      0.00(^)        0.75(^)      (6.50)

Dreyfus
Dreyfus Stock Index Subaccount...............   437,449     7.85       3,433      1.13           0.75        (12.87)
Dreyfus Socially Responsible Growth
  Subaccount (7).............................     4,617     8.52          39      0.14(^)        0.75(^)     (14.80)

Fidelity Variable Insurance Products Funds
VIP II Contrafund Subaccount.................   223,575     8.21       1,835      0.69           0.75        (13.03)
VIP Growth Subaccount........................   352,343     6.94       2,444      0.00           0.75        (18.35)
VIP III Growth Opportunities Subaccount (5)..     1,294     9.16          12      0.00(^)        0.75(^)      (8.40)

                                 MONY AMERICA

                              Variable Account L

                   NOTES TO FINANCIAL STATEMENTS (continued)


5. Financial Highlights: (continued)

                                         At December 31, 2001      For the period ended December 31, 2001
                                    ------------------------------ -----------------------------------
                                                                   Investment
                                                        Net Assets   Income                       Total
MONYEquity Master Subaccounts        Units  Unit Values   (000s)     Ratio*     Expense Ratio** Return***
-----------------------------       ------- ----------- ---------- ----------   --------------- ---------

Janus Aspen Series
Aggressive Growth Subaccount (8)...  18,896    $7.86      $  148      0.00%(^)       0.75%(^)    (21.40)%
Balanced Subaccount (9)............  12,732     9.72         124      4.61(^)        0.75(^)      (2.80)
Capital Appreciation Subaccount.... 554,001     6.34       3,515      1.28           0.75        (22.40)
Worldwide Growth Subaccount........ 585,745     6.18       3,623      0.50           0.75        (23.13)

----------
* This ratio represents the amount of dividend income, excluding distributions from net realized gains, received by the subaccount from the underlying fund, net of investment advisory fees assessed by the underlying fund's investment adviser and other expenses of the underlying fund, divided by the average net assets of the subaccount. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the net asset value per Unit. The recognition of dividend income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.
** This ratio represents the annual contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratio includes only those expenses that result in a direct reduction to net asset value per Unit. Charges made directly to contractholder accounts by redemption of Units and expenses of the respective underlying fund are excluded from this ratio.
***Represents the total return for the period indicated, including changes in the value of the underlying fund, and reflects deductions for all items included in the Expense Ratio. The Total Return does not include any expenses assessed through the redemption of Units; the Total Return would have been lower had such expenses been included in the calculation. Total returns for periods less than one year are not annualized.
(^)Annualized
(1)For the period May 7, 2001 (commencement of operations) through December 31, 2001.
(2)For the period June 6, 2001 (commencement of operations) through December 31, 2001.
(3)For the period May 2, 2001 (commencement of operations) through December 31, 2001.
(4)For the period May 5, 2001 (commencement of operations) through December 31, 2001.
(5)For the period June 12, 2001 (commencement of operations) through December 31, 2001.
(6)For the period May 25, 2001 (commencement of operations) through December 31, 2001.
(7)For the period June 8, 2001 (commencement of operations) through December 31, 2001.
(8)For the period May 4, 2001 (commencement of operations) through December 31, 2001.
(9)For the period May 15, 2001 (commencement of operations) through December 31, 2001.

                     [THIS PAGE INTENTIONALLY LEFT BLANK]

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
MONY Life Insurance Company of America and the
Contractholders of Subaccounts of MONY America Variable Account L

In our opinion, the accompanying combined statements of assets and liabilities and the related combined statements of operations and of changes in net assets present fairly, in all material respects, the combined financial position of Subaccounts of MONY America Variable Account L at December 31, 2002, and the combined results of their operations and the changes in their combined net assets for the periods presented, in conformity with accounting principles generally accepted in the United States of America. These combined financial statements are the responsibility of MONY Life Insurance Company of America's management; our responsibility is to express an opinion on these combined financial statements based on our audits. We conducted our audits of these combined financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of investments at December 31, 2002 by correspondence with the underlying funds' transfer agents, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
New York, New York
April 8, 2003

                                 MONY AMERICA

                              Variable Account L

                  COMBINED STATEMENT OF ASSETS & LIABILITIES

                               December 31, 2002


                             ASSETS
          Investments at cost.......................... $ 701,216,854
                                                        =============
          Investments in Funds, at net asset value..... $ 546,335,910
          Amounts due from MONY America................       327,186
          Amounts due from Funds.......................        71,850
                                                        -------------
                 Total assets..........................   546,734,946
                                                        -------------
                           LIABILITIES
          Amounts due to MONY America..................       231,647
          Amounts due to Funds.........................       327,186
                                                        -------------
                 Total liabilities.....................       558,833
                                                        -------------
          Net assets................................... $ 546,176,113
                                                        =============
          Net assets consist of:
           Contractholders' net payments............... $ 636,043,177
           Undistributed net investment income.........   160,381,237
           Accumulated net realized loss on investments   (95,367,357)
           Net unrealized depreciation of investments..  (154,880,944)
                                                        -------------
          Net assets................................... $ 546,176,113
                                                        =============



                  See notes to combined financial statements.

                                 MONY AMERICA

                              Variable Account L

                       COMBINED STATEMENT OF OPERATIONS

                     For the year ended December 31, 2002


      Dividend income...................................... $   9,787,519
      Distribution from net realized gains.................     1,751,140
      Mortality and expense risk charges...................    (1,898,944)
                                                            -------------
      Net investment income................................     9,639,715
                                                            -------------
      Realized and unrealized loss on investments:
       Net realized loss on investments....................   (48,974,304)
       Net change in unrealized depreciation of investments   (52,234,020)
                                                            -------------
      Net realized and unrealized loss on investments......  (101,208,324)
                                                            -------------
      Net decrease in net assets resulting from operations. $ (91,568,609)
                                                            =============

                  See notes to combined financial statements.

                                 MONY AMERICA

                              Variable Account L

                  COMBINED STATEMENT OF CHANGES IN NET ASSETS

                       For the years ended December 31,


                                                                                            2002           2001
                                                                                       -------------  -------------
From operations:
 Net investment income................................................................ $   9,639,715  $  36,928,784
 Net realized loss on investments.....................................................   (48,974,304)   (51,486,293)
 Net change in unrealized depreciation of investments.................................   (52,234,020)   (31,488,999)
                                                                                       -------------  -------------
Net decrease in net assets resulting from operations..................................   (91,568,609)   (46,046,508)
                                                                                       -------------  -------------
From unit transactions:
 Net proceeds from the issuance of units of subaccounts...............................   485,776,955    283,051,735
 Net asset value of units redeemed or used to meet contract obligations of subaccounts  (405,470,233)  (154,723,870)
                                                                                       -------------  -------------
Net increase from unit transactions of subaccounts....................................    80,306,722    128,327,865
                                                                                       -------------  -------------
Net increase (decrease) in net assets.................................................   (11,261,887)    82,281,357
Net assets beginning of year..........................................................   557,438,000    475,156,643
                                                                                       -------------  -------------
Net assets end of year*............................................................... $ 546,176,113  $ 557,438,000
                                                                                       =============  =============
----------
      *Includesundistributed net investment income of:                                 $ 160,381,237  $ 150,741,522
                                                                                       =============  =============

                  See notes to combined financial statements.

                                 MONY AMERICA

                              Variable Account L

                    NOTES TO COMBINED FINANCIAL STATEMENTS

1. Organization and Business:

MONY America Variable Account L (the "Variable Account") is a separate investment account established on February 19, 1985 by MONY Life Insurance Company of America ("MONY America"), under the laws of the State of Arizona.

The Variable Account operates as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). The Variable Account holds assets that are segregated from all of MONY America's other assets and, at present, is used to support Flexible Premium Variable Life Insurance policies (Strategist), Variable Universal Life Insurance policies (MONYEquity Master, MONY Custom Equity Master, MONY Custom Estate Master and MONY Variable Universal Life), Corporate Sponsored Variable Universal Life and Survivorship Variable Universal Life Insurance policies, (collectively, the "Variable Life Insurance Policies"). These policies are issued by MONY America, which is a wholly-owned subsidiary of MONY Life Insurance Company ("MONY"). For presentation purposes, the information related to all Variable Life Insurance Policies issued under the Variable Account is presented for the Variable Account as a whole.

There are currently twenty-eight MONYEquity Master subaccounts, six Strategist subaccounts, thirty-five MONY Custom Equity Master subaccounts, fifty-two Corporate Sponsored Variable Universal Life subaccounts, thirty-five Mony Custom Estate Master subaccounts, thirty-five MONY Variable Universal Life subaccounts, thirty-three MONY Survivorship Variable Universal Life subaccounts within the variable account (each hereafter referred to as a "subaccount"). Each subaccount holds assets that are segregated from all other subaccounts within the Variable Account.

Each subaccount invests only in a corresponding portfolio of the MONY Series Fund, Inc. (the "Fund"), the Enterprise Accumulation Trust ("Enterprise"), Dreyfus Stock Index Fund, Dreyfus Socially Responsible Growth Fund, Inc., Dreyfus Variable Investment Fund, Dreyfus Investment Portfolios, Fidelity Variable Insurance Products, Janus Aspen Series, the Van Eck Worldwide Insurance Trust, T. Rowe Price Equity Series, Inc., The Universal Institutional Funds, Inc., the Alger American Fund, Lord Abbett Series Fund, MFS Variable Insurance Trust, PBHG Insurance Series Fund, PIMCO Variable Insurance Trust and Invesco Variable Investment Funds, Inc. (collectively the "Funds"). The Funds are registered under the 1940 Act as open-end, diversified, management investment companies. The Fund and Enterprise are affiliated with MONY.

These combined financial statements should be read in conjunction with the separate financial statements and footnotes of each of the Variable Insurance Policies which are presented on pages before these combined financial statements.

2. Significant Accounting Policies:

The preparation of the combined financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

  Investments:

The investment held by each subaccount in the shares of each of the respective Funds' portfolios is stated at value which is the net asset value of the respective portfolio as reported by such portfolio. Net asset values are based upon market or fair valuations of the securities held in each of the corresponding portfolios of the Funds. For the Money Market Portfolio, the net asset value is based on the amortized cost of the securities held, which approximates market value. For the purposes of presentation of the combined financial statements, investments held at December 31, 2002 by all of the subaccounts within the Variable Account have been aggregated.

  Investment Transactions and Investment Income:

Investments made by the subaccounts in the portfolios of the Funds are recorded on the trade date. Realized gains and losses on redemption of investments by the subaccounts in the portfolios of the Funds are determined on the identified cost-basis.

                                 MONY AMERICA

                              Variable Account L

              NOTES TO COMBINED FINANCIAL STATEMENTS (continued)


2. Significant Accounting Policies: (continued)

Dividend income and distributions of net realized gains are recorded by the respective subaccount on ex-dividend date. Investment income includes dividends from net investment income and distributions of net realized gains received from the respective portfolios of the Funds. Dividends and distributions received by the subaccounts are reinvested in additional shares of the respective portfolios of the Funds.

  Taxes:

MONY America is currently taxed as a life insurance company and will include the Variable Account's operations in its tax return. MONY America does not expect, based upon current tax law, to incur any income tax burden upon the earnings or realized gains attributable to the Variable Account. Based on this expectation, no charges are currently being deducted from the Variable Account for Federal income tax purposes.

3. Related Party Transactions:

MONY America is the legal owner of the assets of the Variable Account.

Policy premiums received from MONY America by the Variable Account represent gross policy premiums recorded by MONY America less deductions retained as compensation for certain sales distribution expenses and premium taxes.

The cost of insurance administration charges, and, if applicable, the cost of any optional benefits added by riders to the insurance policies are deducted monthly from the cash value of the contract to compensate MONY America. A surrender charge may be imposed by MONY America when a full or partial surrender is requested by the policyholders. These deductions are treated by the Variable Account as contractholder redemptions. For the year ended December 31, 2002, the aggregate amount deducted for such purposes for all subaccounts within the Variable Account was $84,799,437.

MONY America receives from the subaccounts within the Variable Account amounts deducted for mortality and expense risks at annual rates ranging from .35% to 1.35% of the average daily net assets of each of the respective subaccounts within the Variable Account other than the subaccounts of Corporate Sponsored Variable Universal Life Insurance policies. As investment adviser to the Fund, it receives amounts paid by the Fund for those services.

Enterprise Capital Management, Inc., a wholly-owned subsidiary of MONY, acts as investment adviser to Enterprise, and it receives amounts paid by Enterprise for those services.

MONY America and MONY receive fees directly from certain Funds for maintaining and servicing policyholders' accounts. During the year ended December 31, 2002, MONY America received $228,557 in aggregate from certain Funds in connection with the subaccounts within the Variable Account.

4. Other:

At December 31, 2002 the aggregate net assets of all subaccounts within the Variable Account investing in a portfolio of the Funds were as follows:

              MONY Series Fund, Inc.

              Intermediate Term Bond Subaccount....... $12,180,895
              Long Term Bond Subaccount...............  11,903,499
              Government Securities Subaccount........  10,528,227
              Money Market Subaccount.................  49,222,123
              Equity Growth Subaccount................     681,077

                                 MONY AMERICA

                              Variable Account L

              NOTES TO COMBINED FINANCIAL STATEMENTS (continued)


4. Other: (continued)


           Equity Income Subaccount...................... $   458,128
           Diversified Subaccount........................     852,147

           Enterprise Accumulation Trust

           Equity Subaccount.............................  34,525,084
           Small Company Value Subaccount................  43,120,316
           Managed Subaccount............................  78,257,197
           International Growth Subaccount...............  10,412,631
           High Yield Bond Subaccount....................   9,937,139
           Growth Subaccount.............................  31,867,993
           Growth and Income Subaccount..................  11,148,251
           Small Company Growth Subaccount...............   8,220,850
           Equity Income Subaccount......................   3,370,651
           Capital Appreciation Subaccount...............   6,373,360
           Multi-Cap Growth Subaccount...................   5,725,386
           Balanced Subaccount...........................   1,015,109
           Worldwide Growth Subaccount...................     151,705
           Emerging Countries Subaccount.................     316,301
           Mid-Cap Growth Subaccount.....................     593,839
           Total Return Subaccount.......................  14,010,153
           Global Socially Responsive Subaccount.........      49,467

           Dreyfus Variable Investment Fund

           Appreciation Subaccount.......................   2,466,075
           Small Company Stock Subaccount................   1,298,597

           Dreyfus Stock Index Subaccount................  44,356,331
           Dreyfus Socially Responsible Growth Subaccount     861,075

           Dreyfus Variable Insurance Fund

           International Subaccount......................   5,702,119
           Small Cap Subaccount..........................   3,192,377

           Van Eck Worldwide Insurance Trust

           Hard Assets Subaccount........................     159,451
           Worldwide Bond Subaccount.....................      99,762
           Worldwide Emerging Markets Subaccount.........      69,450

           T. Rowe Price

           Equity Income Subaccount......................  33,388,711
           Prime Reserve Subaccount......................   2,260,636
           International Stock Subaccount................   1,901,401
           Limited Term Subaccount.......................     984,166
           New America Growth Subaccount.................     440,071
           Personal Strategy Balanced Subaccount.........   1,089,569

                                 MONY AMERICA

                              Variable Account L

              NOTES TO COMBINED FINANCIAL STATEMENTS (continued)


4. Other: (continued)

             Fidelity Variable Insurance Products Funds

             VIP Growth Subaccount..................... $11,320,370
             VIP II Contrafund Subaccount..............  11,601,709
             VIP III Growth Opportunities Subaccount...   1,161,594
             VIP II Asset Manager Subaccount...........   4,193,827
             VIP III Growth and Income Subaccount......   7,014,119

             The Universal Institutional Funds, Inc.

             Equity Growth Subaccount..................     162,591
             Fixed Income Subaccount...................   5,896,450
             Value Subaccount..........................     259,895
             Emerging Market Debt Subaccount...........     144,578
             Emerging Equities Subaccount..............     107,854
             Global Value Equity Subaccount............      91,409
             US Real Estate Subaccount.................   1,215,520

             Janus Aspen Series

             Aggressive Growth Subaccount..............   6,585,221
             Balanced Subaccount.......................   4,646,386
             Capital Appreciation Subaccount...........   8,238,452
             Flexible Income Subaccount................  11,069,645
             International Growth Subaccount...........   1,534,217
             Worldwide Growth Subaccount...............  13,925,170
             Strategic Value Subaccount................   1,303,117

             The Alger American Funds

             Balanced Subaccount.......................     508,893
             Mid Cap Growth Subaccount.................     467,126

             Lord Abbett Series Funds

             Bond Debenture Subaccount.................     195,028
             Growth and Income Subaccount..............     637,495
             Mid-Cap Value Subaccount..................   3,974,314

             MFS Variable Insurance Trust

             Mid Cap Growth Subaccount.................     220,483
             New Discovery Series Subaccount...........     203,792
             Total Return Series Subaccount............     673,120
             Utilities Series Subaccount...............      44,401

             Invesco Variable Investment Fund

             Financial Services Subaccount.............      72,820
             Health Services Subaccount................     117,082
             Telecommunications Services Subaccount....      25,646

                                 MONY AMERICA

                              Variable Account L

              NOTES TO COMBINED FINANCIAL STATEMENTS (continued)


4. Other: (continued)

           PBHG Insurance Series Funds

           Select Value Subaccount...................... $    242,025
           Mid-Cap Value Subaccount.....................      591,142

           PIMCO Variable Insurance Trust

           Global Bond Subaccount.......................      724,621
           Real Return Subaccount.......................    3,053,848
           StocksPlus Growth and Income Subaccount......      760,834
                                                         ------------

           Total Net Assets--Combined Variable Account L $546,176,113
                                                         ============

During the year ended December 31, 2002, the aggregate cost of shares purchased and the aggregate proceeds from shares redeemed of the portfolios of the Funds by all of the subaccounts within the Variable Account were $366,304,143 and $287,836,028, respectively.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholder of MONY Life Insurance Company of America

In our opinion, the accompanying balance sheets and the related statements of income and comprehensive income, statements of changes in shareholder's equity and statements of cash flows present fairly, in all material respects, the financial position of MONY Life Insurance Company of America (the "Company") at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the financial statements, the Company changed its method of accounting for long-lived assets in 2002.

PricewaterhouseCoopers LLP

New York, New York
February 6, 2003

                    MONY LIFE INSURANCE COMPANY OF AMERICA

                                BALANCE SHEETS
                          December 31, 2002 and 2001

                                                                              2002     2001
                                                                            -------- --------
                                                                             ($ in millions)
                                  ASSETS
Investments:
  Fixed maturity securities available-for-sale, at fair value (Note 5)..... $1,537.4 $1,220.9
  Mortgage loans on real estate (Note 6)...................................    357.9    132.8
  Policy loans.............................................................     79.8     71.6
  Real estate to be disposed of............................................      0.1      2.3
  Real estate held for investment..........................................      2.3      3.7
  Other invested assets....................................................     11.4     16.4
                                                                            -------- --------
                                                                             1,988.9  1,447.7
Cash and cash equivalents..................................................     33.2    102.6
Accrued investment income..................................................     27.9     22.3
Amounts due from reinsurers................................................     54.0     34.8
Deferred policy acquisition costs (Note 7).................................    617.4    564.6
Current federal income taxes...............................................     47.6     24.9
Other assets...............................................................      4.3     22.8
Separate account assets....................................................  2,911.3  3,589.0
                                                                            -------- --------
       Total assets........................................................ $5,684.6 $5,808.7
                                                                            ======== ========
                   LIABILITIES AND SHAREHOLDER'S EQUITY
Future policy benefits..................................................... $  179.6 $  156.8
Policyholders' account balances............................................  1,612.0  1,269.5
Other policyholders' liabilities...........................................     89.2     77.2
Accounts payable and other liabilities.....................................     67.8     99.6
Note payable to affiliate..................................................     42.2     44.6
Deferred federal income taxes (Note 8).....................................    142.6     85.0
Separate account liabilities...............................................  2,911.3  3,589.0
                                                                            -------- --------
       Total liabilities...................................................  5,044.7  5,321.7
Commitments and contingencies (Note 12)....................................
Common stock $1.00 par value; 5.0 million shares authorized, 2.5 million
  shares issued and outstanding............................................      2.5      2.5
Capital in excess of par...................................................    499.7    349.7
Retained earnings..........................................................    113.0    130.1
Accumulated other comprehensive income.....................................     24.7      4.7
                                                                            -------- --------
       Total shareholder's equity..........................................    639.9    487.0
                                                                            -------- --------
       Total liabilities and shareholder's equity.......................... $5,684.6 $5,808.7
                                                                            ======== ========

                See accompanying notes to financial statements.

                    MONY LIFE INSURANCE COMPANY OF AMERICA

                 STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
                 Years Ended December 31, 2002, 2001, and 2000

                                                                                                2002    2001   2000
                                                                                               ------  ------ ------
                                                                                                  ($ in millions)
Revenues:
Universal life and investment-type product policy fees........................................ $153.8  $159.7 $158.2
Premiums......................................................................................   89.5    56.3   37.3
Net investment income (Note 4)................................................................  107.5    91.2   90.4
Net realized (losses) gains on investments (Note 4)...........................................  (10.2)    5.3   (5.1)
Other income..................................................................................   16.8    17.9   14.4
                                                                                               ------  ------ ------
                                                                                                357.4   330.4  295.2
                                                                                               ------  ------ ------
Benefits and Expenses:
Benefits to policyholders.....................................................................  127.8    97.9   68.1
Interest credited to policyholders' account balances..........................................   75.8    65.9   62.4
Amortization of deferred policy acquisition costs.............................................   81.8    62.1   48.8
Other operating costs and expenses............................................................   97.1   101.3   88.6
                                                                                               ------  ------ ------
                                                                                                382.5   327.2  267.9
                                                                                               ------  ------ ------
(Loss)/income from continuing operations before income taxes..................................  (25.1)    3.2   27.3
Income tax (benefit)/expense..................................................................   (8.8)    1.4    8.0
                                                                                               ------  ------ ------
(Loss)/income from continuing operations......................................................  (16.3)    1.8   19.3
Discontinued operations: loss from real estate to be disposed of, net of income tax benefit of
  $0.4 million................................................................................   (0.8)     --     --
                                                                                               ------  ------ ------
Net (loss)/income.............................................................................  (17.1)    1.8   19.3
Other comprehensive income, net (Note 4)......................................................   20.0     5.7    6.3
                                                                                               ------  ------ ------
Comprehensive income.......................................................................... $  2.9  $  7.5 $ 25.6
                                                                                               ======  ====== ======



                See accompanying notes to financial statements.

                    MONY LIFE INSURANCE COMPANY OF AMERICA

                 STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
                 Years Ended December 31, 2002, 2001 and 2000

                                                                                          Accumulated
                                                                       Capital               Other         Total
                                                               Common In Excess Retained Comprehensive Shareholder's
                                                               Stock   of Par   Earnings Income/(Loss)    Equity
                                                               ------ --------- -------- ------------- -------------
                                                                                  ($ in millions)
Balance, December 31, 1999....................................  $2.5   $199.7    $109.0      $(7.3)       $303.9
Capital contributions.........................................           50.0                               50.0
Comprehensive income:
 Net income...................................................                     19.3                     19.3
 Other comprehensive income:
   Unrealized gains on investments, net of unrealized losses,
     reclassification adjustments, and taxes (Note 4).........                                 6.3           6.3
                                                                ----   ------    ------      -----        ------
Comprehensive income..........................................                                              25.6
                                                                ----   ------    ------      -----        ------
Balance, December 31, 2000....................................   2.5    249.7     128.3       (1.0)        379.5
Capital contributions.........................................          100.0                              100.0
Comprehensive income:
 Net income...................................................                      1.8                      1.8
 Other comprehensive income:
   Unrealized losses on investments, net of unrealized gains,
     reclassification adjustments, and taxes (Note 4).........                                 5.7           5.7
                                                                ----   ------    ------      -----        ------
Comprehensive income..........................................                                               7.5
                                                                ----   ------    ------      -----        ------
Balance, December 31, 2001....................................   2.5    349.7     130.1        4.7         487.0
Capital contributions.........................................          150.0                              150.0
Comprehensive income:
 Net (loss)...................................................                    (17.1)                   (17.1)
 Other comprehensive income:
   Unrealized losses on investments, net of unrealized gains,
     reclassification adjustments, and taxes (Note 4).........                                20.0          20.0
                                                                ----   ------    ------      -----        ------
Comprehensive income..........................................                                               2.9
                                                                ----   ------    ------      -----        ------
Balance, December 31, 2002....................................  $2.5   $499.7    $113.0      $24.7        $639.9
                                                                ====   ======    ======      =====        ======


                See accompanying notes to financial statements.

                    MONY LIFE INSURANCE COMPANY OF AMERICA

                           STATEMENTS OF CASH FLOWS
                 Years Ended December 31, 2002, 2001 and 2000

                                                               2002     2001      2000
                                                             -------  -------  ---------
                                                                   ($ in millions)
Cash flows from operating activities (Note 2):
Net (loss) income........................................... $ (17.1) $   1.8  $    19.3
Adjustments to reconcile net income to net cash used in
  operating activities:
  Interest credited to policyholders' account balances......    72.5     64.7       57.5
  Universal life and investment-type product policy fee
   income...................................................   (66.9)   (74.6)     (87.0)
  Capitalization of deferred policy acquisition costs.......  (172.6)  (157.8)    (130.3)
  Amortization of deferred policy acquisition costs.........    81.8     62.1       48.8
  Provision for depreciation and amortization...............    (2.0)     5.0       (0.4)
  Provision for deferred federal income taxes...............    46.8     33.6       25.6
  Net realized losses/(gains) on investments................    10.2     (5.3)       5.1
  Non-cash distributions from investments...................    (0.5)      --         --
  Change in other assets, accounts payable and other
   liabilities..............................................   (40.6)    39.2      (46.5)
  Change in future policy benefits..........................    22.8     22.1       11.4
  Change in other policyholders' liabilities................    12.0      8.3       14.9
  Change in current federal income taxes payable............   (19.7)   (13.1)     (12.6)
  Loss on discontinued real estate operations...............     1.2       --         --
                                                             -------  -------  ---------
Net cash used in operating activities.......................   (72.1)   (14.0)     (94.2)
                                                             -------  -------  ---------
Cash flows from investing activities:
Sales, maturity securities or repayments of:
  Fixed maturity securities.................................   258.3    280.9      223.2
  Mortgage loans on real estate.............................    48.6     60.3       68.2
  Other invested assets.....................................     2.6      0.1        2.3
Acquisitions of investments:
  Fixed maturity securities.................................  (505.6)  (371.5)    (170.0)
  Mortgage loans on real estate.............................  (276.2)   (76.7)     (19.3)
  Other invested assets.....................................    (1.3)    (7.1)      (2.0)
  Policy loans, net.........................................    (8.2)    (2.2)     (10.6)
                                                             -------  -------  ---------
Net cash (used in)/provided by investing activities......... $(481.8) $(116.2) $    91.8
                                                             -------  -------  ---------
Cash flows from financing activities:
Proceeds of demand note payable to affiliate................ $ 121.0  $    --  $      --
Repayment of demand note payable to affiliate...............  (121.0)      --         --
Repayment of note payable to affiliate......................    (2.4)    (2.3)      (2.1)
Receipts from annuity and universal life policies credited
  to policyholders' account balances........................   876.8    824.6    1,538.6
Return of policyholders' account balances on annuity
  policies and universal life policies......................  (539.9)  (700.3)  (1,508.2)
Capital contributions.......................................   150.0      6.0       50.0
                                                             -------  -------  ---------
Net cash provided by financing activities...................   484.5    128.0       78.3
                                                             -------  -------  ---------
Net (decrease)/increase in cash and cash equivalents........   (69.4)    (2.2)      75.9
Cash and cash equivalents, beginning of year................   102.6    104.8       28.9
                                                             -------  -------  ---------
Cash and cash equivalents, end of year...................... $  33.2  $ 102.6  $   104.8
                                                             =======  =======  =========
Supplemental disclosure of cash flow information:
Cash paid during the period for:
Income taxes................................................ $ (36.9) $ (19.1) $    (5.0)
Interest.................................................... $   4.1  $   3.1  $     3.3
Schedule of non-cash financing activities:
Capital contribution of bonds from MONY Life................ $    --  $  94.1  $      --

                See accompanying notes to financial statements.

                    MONY LIFE INSURANCE COMPANY OF AMERICA

                         NOTES TO FINANCIAL STATEMENTS

1. Organization and Description of Business:

MONY Life Insurance Company of America (the "Company" or "MLOA"), an Arizona stock life insurance company, is a wholly-owned subsidiary of MONY Life Insurance Company ("MONY Life"), formerly The Mutual Life Insurance Company of New York, which converted from a mutual life insurance company to a stock life insurance company on November 16, 1998. MONY Life is a wholly-owned subsidiary of MONY Holdings, LLC. ("MONY Holdings"), a downstream holding company formed by The MONY Group Inc. (the "MONY Group") on February 27, 2002. On April 30, 2002, MONY Group transferred all of its ownership interests in MONY Life to MONY Holdings.

The Company's primary business is to provide life insurance, annuities, and corporate-owned and bank-owned life insurance ("COLI/BOLI") to business owners, growing families, and pre-retirees. The Company distributes its products and services through Retail and Wholesale distribution channels. The Company's Retail distribution channels are comprised of (i) the career agency sales force operated by MONY Life and (ii) Trusted Securities Advisors Corp. ("Trusted Advisors"). The Company's Wholesale channel is comprised of: (i) MONY Partners, a division of MONY Life, and (ii) MONY Life's corporate marketing team which markets COLI/BOLI products. These products are sold in 49 states (not including New York), the District of Columbia and Puerto Rico.

2. Summary of Significant Accounting Policies:

  Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates. The most significant estimates made in conjunction with the preparation of the Company's financial statements include those used in determining: (i) deferred policy acquisition costs, (ii) the liability for future policy benefits, (iii) valuation allowances for mortgage loans and impairment writedowns for other invested assets, (iv) costs associated with contingencies, (v) litigation and restructuring charges and
(vi) income taxes. Certain reclassifications have been made in the amounts presented for prior periods to conform those periods to the current presentation.

  Valuation of Investments and Realized Gains and Losses

The Company's fixed maturity securities are classified as available-for-sale and are reported at estimated fair value. The Company's equity securities are comprised of investments in venture capital limited partnerships. The Company's investments in venture capital limited partnerships are accounted for in accordance with the equity method of accounting or at estimated fair value (with changes in fair value recorded in other comprehensive income) depending upon the Company's percentage ownership of the partnership and the date it was acquired. In general, partnership interests acquired after May 18, 1995 are accounted for in accordance with the equity method of accounting if the Company's ownership interest in the partnership exceeds 3 percent, whereas, if the partnership was acquired prior to May 18, 1995, the equity method would be applied only if the Company's ownership interest is 20 percent or greater. In the unlikely event that the Company's ownership interest in a partnership exceeded 50 percent the partnership would be consolidated. In all other circumstances, the Company accounts for its investments in venture capital limited partnerships at estimated fair value. Because the underlying partnerships are required under GAAP to mark their investment portfolios to market and report changes in such market value through their earnings, the Company's earnings will reflect its pro rata share of such mark to market adjustment if it accounts for the partnership investment under the equity method. With respect to partnerships accounted for at fair value, there will be no impact on the Company's earnings until: (i) the underlying investments held by the partnership are distributed to the Company, or (ii) the underlying investments held by the partnership are sold by the partnership and the proceeds distributed to the Company, or (iii) an impairment of the Company's investment in the partnership is determined to exist. Unrealized gains and losses on fixed maturity securities and common stocks are reported as a separate component of other comprehensive income, net of deferred income taxes and an adjustment for the effect on deferred policy acquisition costs that would have occurred if such gains and losses had been realized. The cost of all fixed maturity securities and common stock is adjusted for impairments in value deemed to be other than temporary. These adjustments are reflected as realized losses on investments. Realized gains and losses on sales of investments are determined on the basis of specific identification.

                    MONY LIFE INSURANCE COMPANY OF AMERICA

Mortgage loans on real estate are stated at their unpaid principal balances, net of valuation allowances. Valuation allowances are established for the excess of the carrying value of a mortgage loan over its estimated fair value when the loan is considered to be impaired. Mortgage loans are considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Estimated fair value is based on either the present value of expected future cash flows discounted at the loan's original effective interest rate, or the loan's observable market price (if considered to be a practical expedient), or the fair value of the collateral if the loan is collateral dependent and if foreclosure of the loan is considered probable. The provision for loss is reported as a realized loss on investment. Loans in foreclosure and loans considered to be impaired, other than restructured loans, are placed on non-accrual status. Interest received on non-accrual status mortgage loans is included in investment income in the period received. Interest income on restructured mortgage loans is accrued at the restructured loans' interest rate.

Real estate held for investment, as well as related improvements, is generally stated at cost less depreciation. Depreciation is determined using the straight-line method over the estimated useful life of the asset, which may range from 5 to 40 years. Cost is adjusted for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Impairment losses are based on the estimated fair value of the real estate, which is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks. Impairment losses on real estate held for investment are reported as realized gains or losses on investments.

Real estate investments meeting the following criteria are classified as "real estate to be disposed of" in the Company's balance sheet and the results therefrom are reported as "Discontinued Operations" in the Company's statement of income and comprehensive income as a result of the Company's adoption in 2002 of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"):

.. Management, having the authority to approve the action, commits the organization to a plan to sell the property.

.. The property is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets.

.. An active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated and are continuing.

.. The sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale, within one year.

.. The asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value.

.. Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Real estate to be disposed of is carried at the lower of its carrying value at the time of classification as "to be disposed of" or fair value less estimated selling costs.

Policy loans are carried at their unpaid principal balances.

Cash and cash equivalents include cash on hand, amounts due from banks and highly liquid debt instruments with an original maturity of three months or less.

  Recognition of Insurance Revenue and Related Benefits

Premiums from universal life and investment-type contracts are reported as deposits to policyholders' account balances. Revenue from these types of products consists of amounts assessed during the period against policyholders' account balances for policy administration charges, cost of insurance and surrender charges, and mortality and expense charges on variable contracts. Policy benefits charged to expense include benefit claims incurred in the period in excess of the related policyholders' account balance.

Premiums from non-participating term life and annuity policies with life contingencies are recognized as premium income when due. Benefits and expenses are matched with such income so as to result in the recognition of profits over the life of the contracts.

                    MONY LIFE INSURANCE COMPANY OF AMERICA

This match is accomplished by means of the provision for liabilities for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

  Deferred Policy Acquisition Costs ("DPAC")

The costs of acquiring new business, principally commissions, underwriting, agency, and policy issue expenses, all of which vary with and are primarily related to the production of new business, are deferred.

For universal life products and investment-type products, DPAC is amortized over the expected life of the contracts (ranging from 15 to 30 years) as a constant percentage based on the present value of estimated gross profits expected to be realized over the life of the contracts using the initial locked-in discount rate. For non-participating term policies, DPAC is amortized over the expected life of the contracts (ranging from 10 to 20 years) in proportion to premium revenue recognized. The discount rate for all products is 8%. Estimated gross profits arise principally from investment results, mortality and expense margins and surrender charges.

The Company conducts programs from time to time that allow annuity contractholders to exchange older annuity contracts for new annuity products sold at no cost. The Company has determined that the old and new products are substantially similar and, as such, the Company retains previously recorded DPAC related to the exchanged contract.

DPAC is subject to recoverability testing at the time of policy issuance and loss recognition testing at the end of each accounting period. The effect on the amortization of DPAC of revisions in estimated experience is reflected in earnings in the period such estimates are revised. In addition, the effect on the DPAC asset that would result from the realization of unrealized gains (losses) is recognized through an offset to Other Comprehensive Income as of the balance sheet date.

  Policyholders' Account Balances and Future Policy Benefits

Policyholders' account balances for universal life and investment-type contracts represent an annuity of gross premium payments plus credited interest less expense and mortality charges and withdrawals. The weighted average interest crediting rate for universal life products was approximately 5.6%, 5.9% and 5.9% for the years ended December 31, 2002, 2001 and 2000, respectively. The weighted average interest crediting rate for investment-type products was approximately 4.9%, 5.0%, and 5.2% for each of the years ended December 31, 2002, 2001 and 2000, respectively.

GAAP reserves for non-participating term life policies are calculated using a net level premium method on the basis of actuarial assumptions equal to expected investment yields, mortality, terminations, and expenses applicable at the time the insurance contracts are made, including a provision for the risk of adverse deviation.

  Federal Income Taxes

The Company files a consolidated federal income tax return with its parent, MONY Life, and with MONY Life's other life and non-life subsidiaries. Deferred income tax assets and liabilities are recognized based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

The method of allocation between the companies is subject to written agreement, approved by the Board of Directors. The allocation of federal income taxes will be based upon separate return calculations with current credit for losses and other federal income tax credits provided to the life insurance members of the affiliated group. Intercompany balances are settled annually in the fourth quarter of the year in which the return is filed.

  Reinsurance

The Company has reinsured certain of its life insurance and annuity business with life contingencies under various agreements with other insurance companies. Amounts due from reinsurers are estimated based on assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contracts. Policy and contract liabilities are reported gross of reserve credits. Gains on reinsurance are deferred and amortized into income over the remaining life of the underlying reinsured contracts.

In determining whether a reinsurance contract qualifies for reinsurance accounting, Statement of Financial Accounting Standards ("SFAS") No. 113 "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts" requires that there

                    MONY LIFE INSURANCE COMPANY OF AMERICA
be a "reasonable possibility" that the reinsurer may realize a "significant loss" from assuming insurance risk under the contract. In making this assessment, the Company projects the results of the policies reinsured under the contract under various scenarios and assesses the probability of such results actually occurring. The projected results represent the present value of all the cash flows under the reinsurance contract. The Company generally defines a "reasonable possibility" as having a probability of at least 10.0%. In assessing whether the projected results of the reinsured business constitute a "significant loss", the Company considers: (i) the ratio of the aggregate projected loss, discounted at an appropriate rate of interest (the "aggregate projected loss"), to an estimate of the reinsurer's investment in the contract, as hereafter defined, and (ii) the ratio of the aggregate projected loss to an estimate of the total premiums to be received by the reinsurer under the contract discounted at an appropriate rate of interest.

The reinsurer's investment in a reinsurance contract consists of amounts paid to the ceding company at the inception of the contract (e.g. expense allowances and the excess of liabilities assumed by the reinsurer over the assets transferred to the reinsurer under the contract) plus the amount of capital required to support such business consistent with prudent business practices, regulatory requirements, and the reinsurer's credit rating. The Company estimates the capital required to support such business based on what it considers to be an appropriate level of risk-based capital in light of regulatory requirements and prudent business practices.

  Separate Accounts

Separate accounts are established in conformity with insurance laws and are generally not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent that the value of such assets exceeds the separate account liabilities. Investments held in separate accounts and liabilities of the separate accounts are reported separately as assets and liabilities. Substantially all separate account assets and liabilities are reported at estimated fair value. Investment income and gains or losses on the investments of separate accounts accrue directly to contractholders and, accordingly, are not reflected in the Company's statements of income and cash flows. Fees charged to the separate accounts by the Company (including mortality charges, policy administration fees and surrender charges) are reflected in the Company's revenues.

  Statements of Cash Flows -- Non-cash Transactions

The Company received $94.1 million in bonds and $5.9 million in cash during 2001 as a capital contribution from MONY Life.

  New Accounting Pronouncements

On January 1, 2001 the Company adopted FASB SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 requires all derivatives to be recognized in the statement of financial position as either assets or liabilities and measured at fair value. The corresponding derivative gains and losses should be reported based on the hedge relationship that exists, if there is one. Changes in the fair value of derivatives that are not designated as hedges or that do not meet the hedge accounting criteria in SFAS 133, are required to be reported in earnings. The Company's use of derivative instruments is not significant and accordingly, adoption of the standard did not have a material effect on the Company's financial position or results of operations.

On January 1, 2001 the Company adopted FASB SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of SFAS No. 125" ("SFAS 140"). SFAS No. 140 specifies the accounting and reporting requirements for securitizations and other transfers of financial assets and collateral, recognition and measurement of servicing assets and liabilities, and the extinguishment of liabilities. Adoption of the new requirements did not have a material effect on the Company's financial position or results of operations.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). This statement establishes a single accounting model for the impairment or disposal of long-lived assets, including assets to be held and used, assets to be disposed of by other then sale, and assets to be disposed of by sale. The provisions of SFAS 144 are effective for the financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within such year, except that assets held for sale as a result of disposal activities initiated prior to the effective date of SFAS 144 may be accounted for in accordance with prior guidance until the end of the fiscal year in which SFAS 144 is effective. SFAS 144 retains many of the same provisions as SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121"). In addition to retaining the SFAS 121 requirements, SFAS 144 requires companies to present the results of operations

                    MONY LIFE INSURANCE COMPANY OF AMERICA
of components of the entity that are held for sale as discontinued operations in the statements of income and comprehensive income. The Company had real estate that meets the definition of a component of the entity. Substantially all of the Company's real estate to be disposed of resulted from disposal activities initiated prior to the effective date of SFAS 144. The carrying value of real estate to be disposed of at December 31, 2002 was $0.1 million. The Company's pretax loss from real estate to be disposed of for the year ended December 31, 2002, which is reported in the Company's statement of income and comprehensive income as a discontinued operation, was $1.2 million.

  Recent Accounting Pronouncements Not Yet Adopted as of December 31, 2002

In January 2003, the SFAS issued SFAS Interpretation No. 46, "Consolidation of Variable Interest Entities" ("Interpretation 46"), which represents an interpretation of Accounting Research Bulletin No. 51 ("ARB 51"), "Consolidated Financial Statements". ARB 51 requires that a Company's consolidated financial statements include subsidiaries in which the Company has a controlling financial interest. That requirement usually has been applied to subsidiaries in which the Company has a majority voting interest. However, the voting interest approach is not effective in identifying controlling financial interests in entities (referred to as "variable interest entities") that are not controllable through voting interests or in which the equity investors do not bear the residual economic risks. Interpretation 46 provides guidance on identifying variable interest entities and on assessing whether a Company's investment in a variable interest entity requires consolidation thereof. Interpretation 46 is effective immediately for investments made in variable interest entities after January 31, 2003 and it is effective in the first fiscal year or interim period beginning after June 15, 2003 for investments in variable interest entities made prior to February 1, 2003. The adoption of Interpretation 46 is not expected to have a material impact on the Company's earnings or financial position.

3. Related Party Transactions:

MONY Life has a guarantee outstanding to one state that the statutory surplus of the Company will be maintained at amounts at least equal to the minimum surplus for admission to that state.

The Company has a service agreement with MONY Life whereby MONY Life provides personnel services, employee benefits, facilities, supplies and equipment to the Company to conduct its business. The associated costs related to the service agreement are allocated to the Company based on methods that management believes are reasonable, including a review of the nature of such costs and time studies analyzing the amount of employee compensation costs incurred by the Company. For the years ended December 31, 2002, 2001 and 2000, the Company incurred expenses of $61.8 million, $67.9 million, and $55.9 million, as a result of such allocations. At December 31, 2002 and 2001 the Company had a payable to MONY Life in connection with this service agreement of $17.2 million and $46.6 million, respectively, which is reflected in "Accounts Payable and Other Liabilities" on the Company's balance sheet.

The Company has an investment advisory agreement with MONY Life whereby MONY Life provides investment advisory services with respect to the investment and management of the Company's investment portfolio. The amount of expenses incurred by the Company related to this agreement was $0.7 million, $0.8 million and $0.8 million for each of the years ended December 31, 2002, 2001 and 2000, respectively. In addition, the Company had a payable to MONY Life related to this agreement of approximately $0.1 million and $0.3 million at December 31, 2002 and 2001, respectively, which is included in "Accounts Payable and Other Liabilities" on the Company's balance sheet.

In addition to the agreements discussed above, the Company has various other service and investment advisory agreements with MONY Life and affiliates of the Company. The amount of expenses incurred by the Company related to these agreements was $3.2 million, $3.6 million, and $3.6 million for the years ended December 31, 2002, 2001, and 2000, respectively. In addition, the Company recorded an intercompany payable of $0.4 million and $1.2 million at December 31, 2002 and 2001, respectively, related to these agreements, which is included in "Accounts Payable and Other Liabilities" on the Company's balance sheet.

In 1997, the Company entered into a 17-year lease with the New York City Industrial Development Agency ("NY IDA"). NY IDA issued bonds to the Company, for the benefit of MONY Life's consolidation of site locations to New York City. Debt service under the bonds is funded by lease payments by MONY Life to the bond trustee for the benefit of the bondholder. At December 31,2002, IDA bonds outstanding were $1.3 million. Lease payments for NY IDA were $0.2 million for each of the years ended, December 31, 2002 and 2001.

                    MONY LIFE INSURANCE COMPANY OF AMERICA

The Company entered into a modified coinsurance agreement with U.S. Financial Life Insurance Company ("USFL"), an affiliate, effective January 1, 1999, whereby the Company agreed to reinsure 90.0% of all level term life insurance policies written by USFL after January 1, 1999. Effective January 1, 2000, this agreement was amended to reinsure 90.0% of all term life and universal life insurance policies written by USFL after January 1, 2000. A second amendment, effective April 1, 2001, added a new series of term life insurance policies issued by USFL and a DPAC tax provision. Under the agreement, the Company will share in all premiums and benefits for such policies based on the 90% quota share percentage, after consideration of existing reinsurance agreements previously in force on this business. In addition, the Company will reimburse USFL for its quota share of expense allowances, as defined in the agreement. At December 31, 2002 and 2001, the Company recorded a payable of $15.2 million and $9.7 million, respectively, to USFL in connection with this agreement which is included in "Accounts Payable and Other Liabilities" on the Company's balance sheet.

The Company recorded capital contributions from MONY Life of $150.0 million, $100.0 million and $50.0 million for the years ended December 31, 2002, 2001 and 2000, respectively.

On March 5, 1999, the Company borrowed $50.5 million from MONY Benefits Management Corp. ("MBMC"), an affiliate, in exchange for a note payable in the same amount. The note bears interest at 6.75% per annum and matures on March 5, 2014. Principal and interest are payable quarterly to MBMC. The carrying value of the note as of December 31, 2002 is $42.2 million.

On May 29, 2002, the Company borrowed $121.0 million from the MONY Group in exchange for a demand note payable in the same amount. The note bore interest at a floating rate equal to Federal Funds Rate +0.15% per annum and had an original maturity date of May 28, 2003. The Company repaid the entire principal outstanding on the demand note plus interest of $1.2 million during the fourth quarter of 2002.

On August 30, 2002, the Company purchased eleven commercial mortgage loans from MONY Life. The purchase price for the mortgages was determined based on fair market value aggregating $148.6 million, which consisted of $146.8 million in principal and $1.8 million in premium. These mortgage loans are included in "Mortgage Loans on Real Estate" on the Company's balance sheet.

4. Investment Income, Realized and Unrealized Investment Gains (Losses), and Other Comprehensive Income:

Net investment income for the years ended December 31, 2002, 2001 and 2000 was derived from the following sources:

                                                              2002  2001  2000
                                                             ------ ----- -----
                                                              ($ in millions)
Fixed maturity securities................................... $ 87.3 $76.0 $75.0
Mortgage loans on real estate...............................   14.8   8.9  11.2
Policy loans................................................    6.3   4.3   4.5
Other investments (including cash & cash equivalents).......    3.0   6.5   4.0
                                                             ------ ----- -----
Total investment income.....................................  111.4  95.7  94.7
Investment expenses.........................................    3.9   4.5   4.3
                                                             ------ ----- -----
Net investment income....................................... $107.5 $91.2 $90.4
                                                             ====== ===== =====

Net realized gains (losses) on investments for the years ended December 31, 2002, 2001 and 2000 are summarized as follows:

                                                            2002    2001   2000
                                                           ------  -----  -----
                                                              ($ in millions)
Fixed maturity securities................................. $ (7.4) $ 4.7  $(5.3)
Mortgage loans on real estate.............................   (2.2)   0.8    0.1
Other invested assets.....................................   (0.6)  (0.2)   0.1
                                                           ------  -----  -----
Net realized gains (losses) on investments................ $(10.2) $ 5.3  $(5.1)
                                                           ======  =====  =====

                    MONY LIFE INSURANCE COMPANY OF AMERICA

The net change in unrealized investment gains (losses) represents the only component of other comprehensive income for the years ended December 31, 2002, 2001 and 2000. Following is a summary of the change in unrealized investment gains (losses) net of related deferred income taxes and adjustment for deferred policy acquisition costs (see Note 2), which are reflected in Accumulated Other Comprehensive Income for the periods presented:

                                                                     2002    2001    2000
                                                                    ------  ------  ------
                                                                        ($ in millions)
Change in unrealized gains (losses) on investments, net
Fixed maturity securities.......................................... $ 68.9  $ 23.5  $ 23.4
                                                                    ------  ------  ------
Subtotal...........................................................   68.9    23.5    23.4
Effect on unrealized gains (losses) on investments attributable to:
DPAC...............................................................  (38.1)  (14.7)  (13.9)
Deferred federal income taxes......................................  (10.8)   (3.1)   (3.2)
                                                                    ------  ------  ------
Change in unrealized gains (losses) on investments, net............ $ 20.0  $  5.7  $  6.3
                                                                    ======  ======  ======

The following table sets forth the reclassification adjustments required for the years ended December 31, 2002, 2001 and 2000 to avoid double-counting in comprehensive income items that are included as part of net income for a period that also had been part of other comprehensive income in earlier periods:

                                                                2002  2001 2000
                                                               -----  ---- ----
                                                               ($ in millions)
Reclassification Adjustments
Unrealized gains (losses) on investments...................... $23.2  $4.5 $4.8
Reclassification adjustment for gains included in net Income..  (3.2)  1.2  1.5
                                                               -----  ---- ----
Unrealized gains (losses) on investments, net of
  reclassification adjustments................................ $20.0  $5.7 $6.3
                                                               =====  ==== ====

Unrealized gains (losses) on investments reported in the above table for the years ended December 31, 2002, 2001, and 2000, are net of income tax expense (benefit) of $12.5 million, $3.8 million, and $4.1 million, respectively, and $(40.6) million, $(17.4) million, and $(17.0) million, respectively, relating to the effect of such unrealized gains (losses) on DPAC.

Reclassification adjustments reported in the above table for the years ended December 31, 2002, 2001 and 2000 are net of income tax expense (benefit) of $(1.7) million, $(0.7) million, and $(0.8) million, respectively, and $2.5 million, $2.8 million, and $3.2 million, respectively, relating to the effect of such amounts on DPAC.

                    MONY LIFE INSURANCE COMPANY OF AMERICA

5. Investments:

  Fixed Maturity Securities Available-for-Sale

The amortized cost, gross unrealized gains and losses, and estimated fair value of fixed maturity securities available-for-sale as of December 31, 2002 and December 31, 2001 are as follows:

                                                                    Gross      Gross
                                                   Amortized     Unrealized  Unrealized     Estimated
                                                     Cost           Gains      Losses      Fair Value
                                               ----------------- ----------- ---------- -----------------
                                                 2002     2001   2002  2001  2002 2001    2002     2001
                                               -------- -------- ----- ----- ---- ----- -------- --------
                                                                    ($ in millions)
U.S. Treasury securities and obligations of
 U.S. Government agencies..................... $  187.6 $   56.5 $14.7 $ 1.3 $0.0 $ 0.0 $  202.3 $   57.8
Collateralized mortgage obligations:
 Government agency-backed.....................     16.6     39.3   1.0   0.8  0.0   0.3     17.6     39.8
 Non-agency backed............................     14.5     36.8   0.8   1.2  0.0   0.0     15.3     38.0
Other asset-backed securities:
 Government agency-backed.....................      0.0      0.0   0.0   0.0  0.0   0.0      0.0      0.0
 Non-agency backed............................    138.0    131.9   5.5   4.0  1.2   1.0    142.3    134.9
Public utilities..............................     83.6     69.1   6.2   2.2  0.6   0.7     89.2     70.6
Foreign Government............................      0.0      0.0   0.0   0.0  0.0   0.0      0.0      0.0
Corporate.....................................    982.7    842.0  66.7  21.8  6.1  10.5  1,043.3    853.3
Affiliates....................................      1.3      1.4   0.2   0.1  0.0   0.0      1.5      1.5
                                               -------- -------- ----- ----- ---- ----- -------- --------
   Total Bonds................................  1,424.3  1,177.0  95.2  31.4  7.9  12.5  1,511.5  1,195.9
Redeemable Preferred Stock....................     25.0     25.0   0.9   0.0  0.0   0.0     25.9     25.0
                                               -------- -------- ----- ----- ---- ----- -------- --------
   Total...................................... $1,449.3 $1,202.0 $96.1 $31.4 $7.9 $12.5 $1,537.4 $1,220.9
                                               ======== ======== ===== ===== ==== ===== ======== ========

The carrying value of the Company's fixed maturity securities at December 31, 2002 and 2001 is net of cumulative impairment adjustments in value deemed to be "other than temporary" of $13.1 million and $3.5 million, respectively.

At December 31, 2002 and 2001, there were no fixed maturity securities which were non-income producing for the twelve months preceding such dates.

The Company classifies fixed maturity securities which: (i) are in default as to principal or interest payments, (ii) are to be restructured pursuant to commenced negotiations, (iii) went into bankruptcy subsequent to acquisition, or (iv) are deemed to have an "other than temporary impairment" in value, as "problem fixed maturity securities." At December 31, 2002 and 2001, the carrying value of problem fixed maturity securities held by the Company was $71.2 million and $8.7 million, respectively. The Company defines potential problem securities in the fixed maturity category as securities of companies that are deemed to be experiencing significant operating problems or difficult industry conditions. At December 31, 2002 and 2001, the carrying value of potential problem fixed maturity securities held by the Company was $0.0 million and $1.1 million, respectively. In addition, at December 31, 2002 and 2001 the Company had no fixed maturity securities which have been restructured.

                    MONY LIFE INSURANCE COMPANY OF AMERICA

The amortized cost and estimated fair value of fixed maturity securities, by contractual maturity dates (excluding scheduled sinking funds) as of December 31, 2002 are as follows:

                                                                    2002
                                                             -------------------
                                                                       Estimated
                                                             Amortized   Fair
                                                               Cost      Value
                                                             --------- ---------
                                                               ($ in millions)
Due in one year or less..................................... $   39.5  $   40.7
Due after one year through five years.......................    495.1     522.4
Due after five years through ten years......................    654.8     707.1
Due after ten years.........................................     90.8      92.0
                                                             --------  --------
       Subtotal.............................................  1,280.2   1,362.2
Mortgage-backed and other asset-backed securities...........    169.1     175.2
                                                             --------  --------
       Total................................................ $1,449.3  $1,537.4
                                                             ========  ========

Fixed maturity securities that are not due at a single maturity date have been included in the preceding table in the year of final maturity. Actual maturity securities may differ from contractual maturity securities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Proceeds from the sale of fixed maturity securities during 2002, 2001 and 2000 were $82.8 million, $84.5 million, and $40.9 million, respectively. Gains of $4.8 million, $4.1 million, and $0.5 million, and losses of $1.0 million, $0.0 million, and $2.1 million were realized on these sales in 2002, 2001, and 2000, respectively.

6. Mortgage Loans On Real Estate:

Mortgage loans on real estate at December 31, 2002 and 2001 consist of the following:

                                                              2002    2001
                                                             ------  ------
                                                             ($ in millions)
Commercial mortgage loans................................... $275.4  $ 61.2
Agricultural mortgage loans.................................   86.2    73.0
                                                             ------  ------
Total loans.................................................  361.6   134.2
Less: valuation allowances..................................   (3.7)   (1.4)
                                                             ------  ------
Mortgage loans, net of valuation allowances................. $357.9  $132.8
                                                             ======  ======

An analysis of the valuation allowances on mortgage loans on real estate for 2002, 2001 and 2000 is as follows:

                                                             2002  2001   2000
                                                             ---- -----  -----
                                                              ($ in millions)
Balance, beginning of year.................................. $1.4 $ 1.4  $ 2.3
Increase (decrease) in allowance............................  2.3   0.2   (0.3)
Reduction due to pay-downs, pay-offs, and sales.............  0.0   0.0   (0.6)
Transfers to real estate....................................  0.0  (0.2)   0.0
                                                             ---- -----  -----
Balance, end of year........................................ $3.7 $ 1.4  $ 1.4
                                                             ==== =====  =====

At December 31, 2002 and 2001 the Company had no impaired mortgage loans with valuation allowances.

Impaired mortgage loans that do not have valuation allowances are loans where the net present value of the expected future cash flows related to the loan or the fair value of the collateral equals or exceeds the recorded investment in the loan. Such loans primarily consist of restructured loans or loans on which impairment writedowns were taken prior to the adoption of SFAS No. 114, "Accounting by Creditors for Impairment of a Loan".

During 2002, 2001 and 2000, the Company recognized $0.3 million, $0.5 million, and $0.7 million, respectively, of interest income on impaired loans.

                    MONY LIFE INSURANCE COMPANY OF AMERICA

At December 31, 2002 and 2001, there were $0.0 million and $0.9 million mortgage loans which were non-income producing for the twelve months preceding such dates.

7. Deferred Policy Acquisition Costs:

Policy acquisition costs deferred and amortized in 2002, 2001 and 2000 are as follows:

                                                          2002    2001    2000
                                                         ------  ------  ------
                                                             ($ in millions)
Balance, beginning of year.............................. $564.6  $483.5  $406.4
Costs deferred during the year..........................  172.6   157.8   139.8
Amortized to expense during the year....................  (81.8)  (62.1)  (48.8)
Effect on DPAC from unrealized losses (see Note 2)......  (38.0)  (14.6)  (13.9)
                                                         ------  ------  ------
Balance, end of year.................................... $617.4  $564.6  $483.5
                                                         ======  ======  ======

8. Federal Income Taxes:

The Company files a consolidated federal income tax return with MONY Life and MONY Life's other subsidiaries. Federal income taxes have been calculated in accordance with the provisions of the Internal Revenue Code of 1986, as amended. A summary of the Federal income tax expense (benefit) is presented below:

                                                          2002    2001    2000
                                                         ------  ------  ------
                                                             ($ in millions)
Federal income tax expense (benefit):
   Current.............................................. $(56.0) $(32.2) $(17.6)
   Deferred.............................................   47.2    33.6    25.6
                                                         ------  ------  ------
Federal income tax (benefit) expense before
  discontinued operations...............................   (8.8)    1.4     8.0
                                                         ------  ------  ------
   Discontinued operations..............................   (0.4)     --      --
                                                         ------  ------  ------
       Total............................................ $ (9.2) $  1.4  $  8.0
                                                         ======  ======  ======

Federal income taxes reported in the statements of income may be different from the amounts determined by multiplying the earnings before federal income taxes by the statutory federal income tax rate of 35.0%. The sources of the difference and the tax effects of each are as follows:

                                                              2002  2001  2000
                                                             -----  ---- -----
                                                              ($ in millions)
Tax at statutory rate....................................... $(8.7) $1.4 $ 9.6
Dividends received deduction................................  (1.0)  0.0  (1.7)
Other.......................................................   0.9   0.0   0.1
                                                             -----  ---- -----
Provision for income taxes before discontinued operations... $(8.8) $1.4 $ 8.0
                                                             =====  ==== =====

The Company's federal income tax returns for years through 1993 have been examined by the Internal Revenue Service ("IRS"). No material adjustments were proposed by the IRS as a result of these examinations. In the opinion of management, adequate provision has been made for any additional taxes which may become due pending the outcome of IRS examinations.

                    MONY LIFE INSURANCE COMPANY OF AMERICA

The components of deferred tax liabilities and (assets) at December 31, 2002 and 2001 are as follows:

                                                                  2002    2001
                                                                 ------  ------
                                                                 ($ in millions)
Deferred policy acquisition costs............................... $178.0  $164.1
Accrued expenses................................................   (0.1)    1.0
Deferred compensation...........................................    0.2     0.2
Other, net......................................................   10.6     0.6
                                                                 ------  ------
   Total deferred tax liabilities...............................  188.7   165.9
                                                                 ------  ------
Policyholder and separate account liabilities...................  (80.7)  (96.8)
Real estate and mortgages.......................................   (2.2)   (0.3)
Fixed maturity securities.......................................   36.8    16.2
                                                                 ------  ------
   Total deferred tax (assets)..................................  (46.1)  (80.9)
                                                                 ------  ------
   Net deferred tax liability................................... $142.6  $ 85.0
                                                                 ======  ======

The Company is required to establish a valuation allowance for any portion of the deferred tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that it will realize the benefit of the deferred tax assets and, therefore, no such valuation allowance has been established.

9. Estimated Fair Value of Financial Instruments:

The estimated fair values of the Company's financial instruments approximate their carrying amounts except for mortgage loans, long-term debt and investment-type contracts. The methods and assumptions utilized in estimating the fair values of the Company's financial instruments are summarized as follows:

  Fixed Maturity Securities

The estimated fair values of fixed maturity securities are based upon quoted market prices, where available. The fair values of fixed maturity securities not actively traded and other non-publicly traded securities are estimated using values obtained from independent pricing services or, in the case of private placements, by discounting expected future cash flows using a current market interest rate commensurate with the credit quality and term of the investments.

  Mortgage Loans on Real Estate

The fair values of mortgage loans are estimated by discounting expected future cash flows, using current interest rates for similar loans to borrowers with similar credit risk. Loans with similar characteristics are aggregated for purposes of the calculations. The fair value of mortgages in process of foreclosure is the estimated fair value of the underlying collateral. At December 31, 2002 and 2001 the fair value of mortgage loans was $394.8 million and $138.3 million, respectively.

  Policy Loans

Policy loans are an integral component of insurance contracts and have no maturity dates. Management has determined that it is not practicable to estimate the fair value of policy loans.

  Long-term Debt

The fair value of long-term debt is determined based on contractual cash flows discounted at markets rates.

  Separate Account Assets and Liabilities

The estimated fair value of assets held in Separate Accounts is based on quoted market prices.

                    MONY LIFE INSURANCE COMPANY OF AMERICA

  Investment-Type Contracts

The fair values of annuities are based on estimates of the value of payments available upon full surrender. The carrying value and fair value of annuities at December 31, 2002 were $769.9 million and $748.3 million, respectively. The carrying value and fair value of annuities at December 31, 2001 were $559.4 million and $549.6 million, respectively.

10. Reinsurance:

Life insurance business is primarily ceded on a yearly renewable term basis under various reinsurance contracts except for the level term product, which utilizes a coinsurance agreement. The Company's general practice is to retain no more than $4.0 million of risk on any one person for individual products and $6.0 million for last survivor products.

The following table summarizes the effect of reinsurance for the years indicated:

                                                              2002    2001   2000
                                                             ------  -----  -----
                                                                ($ in millions)
Direct premiums............................................. $ 39.8  $24.4  $13.2
Reinsurance assumed.........................................   63.9   41.4   29.8
Reinsurance ceded...........................................  (14.2)  (9.5)  (5.7)
                                                             ------  -----  -----
   Net premiums............................................. $ 89.5  $56.3  $37.3
                                                             ======  =====  =====
Universal life and investment type product policy fee
  income ceded.............................................. $ 26.3  $23.1  $20.3
                                                             ======  =====  =====
Policyholders' benefits ceded............................... $ 32.2  $26.9  $19.7
                                                             ======  =====  =====
Policyholders' benefits assumed............................. $ 24.7  $14.8  $ 5.5
                                                             ======  =====  =====

The Company is primarily liable with respect to ceded insurance should any reinsurer be unable to meet its obligations under these agreements. To limit the possibility of such losses, the Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk.

The Company's retention limits on new business is $4.0 million for any one person for individual products, and $6.0 million for last survivor products.

11. Securities Lending and Concentration of Credit Risk:

  Securities Lending Risk

Pursuant to a securities lending agreement with a major financial institution, the Company from time to time lends securities to approved borrowers. At December 31, 2002 and 2001, securities loaned by the Company under this agreement had a carrying value of approximately $186.8 million and $78.4 million, respectively. The minimum collateral on securities loaned is 102% of the market value of the loaned securities. Such securities are marked to market on a daily basis and the collateral is correspondingly increased or decreased.

  Concentration of Credit Risk

At December 31, 2002 and 2001, the Company had no single investment or series of investments with a single issuer (excluding U.S. Treasury securities and obligations of U.S. government agencies) exceeding 1.1% and 1.3% of total cash and invested assets, respectively.

The Company's fixed maturity securities are diversified by industry type. The industries (excluding U.S. Treasury securities and obligations of U.S. government agencies) that comprise 10% or more of the carrying value of the fixed maturity securities at December 31, 2002 are consumer goods and services of $351.3 million (22.9%), and non-government asset/mortgage backed securities of $157.6 million (10.2%). At December 31, 2001, the industries (excluding U.S. Treasury securities and obligations of U.S. government agencies) that comprise 10% or more of the carrying value were consumer goods and services of $298.1 million (24.4%) and asset/mortgage backed securities of $212.9 million (17.4%).

                    MONY LIFE INSURANCE COMPANY OF AMERICA

The Company holds below investment grade fixed maturity securities with a carrying value of $245.1 million at December 31, 2002. These investments consist mostly of privately issued bonds which are monitored by the Company through extensive internal analysis of the financial condition of the issuers and which generally include protective debt covenants. At December 31, 2001, the carrying value of the Company's investments in below investment grade fixed maturity securities amounted to $155.9 million.

The Company has investments in commercial and agricultural mortgage loans. The locations of properties collateralizing mortgage loans at December 31, 2002 and 2001 are as follows:

                                                         2002          2001
                                                     ------------  ------------
                                                           ($ in millions)
Geographic Region
West................................................ $103.6  28.9% $ 43.2  32.5%
Southeast...........................................   54.8  15.3    29.6  22.3
Mountain............................................   40.4  11.3    21.5  16.2
Southwest...........................................   42.2  11.8    19.7  14.8
Midwest.............................................   43.9  12.3    13.1   9.9
Northeast...........................................   73.0  20.4     5.7   4.3
                                                     ------ -----  ------ -----
       Total........................................ $357.9 100.0% $132.8 100.0%
                                                     ====== =====  ====== =====

The states with the largest concentrations of mortgage loan investments at December 31, 2002 are: California, $51.8 million (14.5%); New York, $46.1 million (12.9%); Washington, $43.7 million (12.2%); District of Columbia, $31.8 million (8.9%); Pennsylvania, $27.1 million (7.6%); Colorado, $18.6 million (5.2%); Texas, $17.8 million (5.0%); and Missouri, $16.7 million (4.7%).

As of December 31, 2002 and 2001, the mortgage loan portfolio by property type is as follows:

                                                         2002          2001
                                                     ------------  ------------
                                                           ($ in millions)
Property Type
Agricultural........................................ $ 85.7  24.0% $ 72.3  54.4%
Office buildings....................................  173.2  48.3    28.9  21.8
Hotel...............................................   17.5   4.8    17.7  13.3
Industrial..........................................   37.0  10.4     9.6   7.2
Retail..............................................    7.0   2.0     0.0   0.0
Other...............................................   36.2  10.1     2.9   2.2
Apartment buildings.................................    1.3   0.4     1.4   1.1
                                                     ------ -----  ------ -----
       Total........................................ $357.9 100.0% $132.8 100.0%
                                                     ====== =====  ====== =====

12. Commitments and Contingencies:

(i) Since late 1995 a number of purported class actions have been commenced in various state and federal courts against MONY Life and MLOA alleging that they engaged in deceptive sales practices in connection with the sale of whole and universal life insurance policies from the early 1980s through the mid 1990s. Although the claims asserted in each case are not identical, they seek substantially the same relief under essentially the same theories of recovery (e.g., breach of contract, fraud, negligent misrepresentation, negligent supervision and training, breach of fiduciary duty, unjust enrichment and violation of state insurance and/or deceptive business practice laws). Plaintiffs in these cases seek primarily equitable relief (e.g., reformation, specific performance, mandatory injunctive relief prohibiting MONY Life and MLOA from canceling policies for failure to make required premium payments, imposition of a constructive trust and creation of a claims resolution facility to adjudicate any individual issues remaining after resolution of all class-wide issues) as opposed to compensatory damages, although they also seek compensatory damages in unspecified amounts. MONY Life and MLOA have denied any wrongdoing and asserted numerous affirmative defenses.

                    MONY LIFE INSURANCE COMPANY OF AMERICA

On June 7, 1996, the New York State Supreme Court certified one of those cases, Goshen v. The Mutual Life Insurance Company of New York and MONY Life Insurance Company of America (now known as DeFilippo, et al v. The Mutual Life Insurance Company of New York and MONY Life Insurance Company of America), the first of the class actions filed, as a nationwide class consisting of all persons or entities who have, or at the time of the policy's termination had, an ownership interest in a whole or universal life insurance policy issued by MONY Life and MLOA and sold on an alleged "vanishing premium" basis during the period January 1, 1982 to December 31, 1995. On March 27, 1997, MONY Life and MLOA filed a motion to dismiss or, alternatively, for summary judgment on all counts of the complaint. All of the other putative class actions have been consolidated and transferred by the Judicial Panel on Multidistrict Litigation to the United States District Court for the District of Massachusetts and/or are being held in abeyance pending the outcome of the Goshen case.

On October 21, 1997, the New York State Supreme Court granted MONY Life's and MLOA's motion for summary judgment and dismissed all claims filed in the Goshen case. On December 20, 1999, the New York State Court of Appeals affirmed the dismissal of all but one of the claims in the Goshen case (a claim under New York's General Business Law), which has been remanded back to the New York State Supreme Court for further proceedings consistent with the opinion. The New York State Supreme Court subsequently reaffirmed that, for purposes of the remaining New York General Business Law claim, the class is now limited to New York purchasers only. On July 2, 2002, the New York Court of Appeals affirmed the New York State Supreme Court's decision limiting the class to New York purchasers. In addition, the New York State Supreme Court has further held that the New York General Business Law claims of all class members whose claims accrued prior to November 29, 1992 are barred by the applicable statute of limitations. MONY Life and MLOA intend to defend themselves vigorously against the sole remaining claim. There can be no assurance, however, that the present litigation relating to sales practices will not have a material adverse effect on them.

(ii) In July 2002, pursuant to a jury verdict, the Company was found liable and ordered to pay a former joint venture partner some of the proceeds distributed to the Company from the disposition of a real estate asset in 1999, which was formerly owned by the joint venture. As a result of the verdict, which the Company is appealing, the Company recorded a charge aggregating $0.8 million pre-tax in its results of operations for the quarter ended June 30, 2002. Approximately, $0.4 million of this charge is reflected in the income statement caption entitled "net realized losses" because it represents the return of proceeds originally included in the determination of the realized gain recognized by the Company in 1999 upon receipt of the aforementioned distribution. The balance of the charge, which is reflected in the income statement caption entitled "other operating costs and expenses" represents management's best estimate of the interest that the court will require the Company to pay its former joint venture partner, as well as legal costs.

In addition to the matters discussed above, the Company is involved in various other legal actions and proceedings (some of which involved demands for unspecified damages) in connection with its business. In the opinion of management of the Company, resolution of contingent liabilities, income taxes and other matters will not have a material adverse effect on the Company's results of operations.

At December 31, 2002, the Company had commitments to issue $0.8 million fixed and floating rate commercial mortgages ranging from 4.09% to 7.68%, and $5.3 million of fixed rate agricultural loans with periodic interest rate reset dates. The initial interest rates on such loans range from approximately 6.25% to 6.55%.

13. Statutory Financial Information and Regulatory Risk-Based Capital:

The statutory net loss reported by the Company for the years ended December 31, 2002, 2001 and 2000 was $91.9 million, $64.9 million, and $35.9 million, respectively. The statutory surplus of the Company as of December 31, 2002 and 2001 was $246.1 million and $189.4 million, respectively.

14. Reorganization and Other Charges:

During the fourth quarter of 2002 and 2001, the Company recorded Reorganization and Other charges aggregating approximately $1.6 million and $20.7 million, respectively. Of these charges, $1.6 million and $6.8 million, respectively, met the definition of "restructuring charges" as defined by Emerging Issues Task Force Consensus 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" ("EITF 94-3").

                    MONY LIFE INSURANCE COMPANY OF AMERICA

The 2002 reorganization charge consisted of severance and related benefits resulting from headcount reductions in MONY Life's home office and career agency system, as well as losses from abandonment of certain leased offices and equipment. The 2001 reorganization charge consisted of severance and related benefits of $7.4 million resulting from headcount reductions in MONY Life's home office and career agency system, and $7.4 million of other miscellaneous items. The balance of the charge in 2001, $5.9 million, was unrelated to the reorganization activities and consisted of: (i) impairments of certain invested assets and valuation related write-downs of private equity securities held in the Company's equity method venture capital portfolio, (ii) write-downs of certain information technology assets, and (iii) other miscellaneous items.

The following tables summarize the components of the aforementioned charges recorded during 2002 and 2001, respectively:

                                                                Net Realized
2002                                                  Operating    Losses    Total
----                                                  --------- ------------ -----
                                                            ($ in millions)
Reorganization Charges (1):
Severance benefits...................................   $ 1.3       $ --     $ 1.3
Leased offices.......................................     0.3         --       0.3
                                                        -----       ----     -----
       Total -- Reorganization Charges...............   $ 1.6       $ --     $ 1.6
                                                        =====       ====     =====
----------
(1) All of the reorganization charges recorded in 2002 meet the definition of "restructuring charges" as defined by EITF 94-3.

                                                                Net Realized
2001                                                  Operating    Losses    Total
----                                                  --------- ------------ -----
                                                            ($ in millions)
Reorganization Charges:
Severance benefits and incentive compensation
  (1)................................................   $ 7.4       $ --     $ 7.4
Leased offices (1)...................................     1.4         --       1.4
Deferred policy acquisition costs....................     3.5         --       3.5
Other................................................     2.5         --       2.5
                                                        -----       ----     -----
       Subtotal -- Reorganization Charges............    14.8         --      14.8

Other Charges:
Asset Impairments and Valuation Related
  Write-downs........................................      --        2.5       2.5
Benefits to policyholders............................     2.1         --       2.1
Information technology assets........................     1.0         --       1.0
Other................................................     0.3         --       0.3
                                                        -----       ----     -----
       Subtotal -- Other Charges.....................     3.4        2.5       5.9
                                                        -----       ----     -----
       Total -- Reorganization and Other Charges.....   $18.2       $2.5     $20.7
                                                        =====       ====     =====

----------
(1) Severance benefits aggregating $5.4 million and lease abandonment charges aggregating $1.4 million meet the definition of "restructuring charges" as defined by EITF 94-3.

All charges referred to as Reorganization Charges included in the table above, except $3.5 million related to deferred policy acquisition costs in 2001, are included in "Other Operating Costs and Expenses" in the Company's income statement for the year ended December 31, 2001.

                    MONY LIFE INSURANCE COMPANY OF AMERICA

Set forth below is certain information regarding the liability recorded in connection with the Company's restructuring actions during 2002 and 2001, as well as the changes therein. Such liability is reflected in Accounts Payable and Other Liabilities on the Company's consolidated statements of financial position.

                                          December 31,           Cash   December 31,
                                              2001     Charges Payments     2002
                                          ------------ ------- -------- ------------
                                                       ($ in millions)
Restructuring Charges Liability:
Severance benefits.......................     $0.0      $1.3    $(0.1)      $1.2
Other restructure charges................      1.4       0.3     (0.4)       1.3
                                              ----      ----    -----       ----
   Total Restructuring Charges Liability.     $1.4      $1.6    $(0.5)      $2.5
                                              ====      ====    =====       ====

15. Subsequent Event (Unaudited)

In March 2003, litigation relating to the disposition of a real estate asset discussed in Note 12(ii) was settled for approximately $0.2 million less than the 2002 charge. Accordingly, during the first quarter of 2003 the Company will reverse such over-accrual to income.

                                    PART C

                               OTHER INFORMATION

Item 27.  Exhibits

1. Board of Directors Resolution.


 a) Resolution of the Board of Directors of MONY Life Insurance Company of America authorizing establishment of MONY America Variable Account L (1)


2. Custodian Agreements. Not applicable.

3. Underwriting Contracts.


 a) Underwriting Agreement by and between MONY Life Insurance Company of America, MONY Series Fund, Inc., and MONY Securities Corporation (2)



 b) Proposed Specimen agreement between MONY Securities Corporation and registered representatives (2)



 c) Specimen commission schedule (Career Contract Schedule) (3)


4. Contracts.


 a) Form of Certificate (7)



   (i)Form of Enhanced Cash Surrender Value Rider to be attached to a Certificate (7)



  (ii)Form of Flexible Term Insurance Rider to be attached to a Certificate (7)



 b) Form of Policy (7)



   (i)Form of Enhanced Cash Surrender Value Rider to be attached to a Policy (7)



  (ii)Form of Flexible Term Insurance Rider to be attached to a Policy (7)




5. Applications.


 a) Form of application for Group Flexible Premium Variable Life Insurance Policy (7)



 b) Form of Enrollment Form for Group Flexible Premium Variable Life Insurance Policy (7)


6. Depositor's Certificate of Incorporation and By-Laws.


 a) Articles of Incorporation and By-Laws of MONY Life Insurance Company of America (2)



7. Reinsurance Contracts. (2)


8. Participation Agreements.


 a) Participation Agreement among The Alger American Fund, MONY Life Insurance Company of America and Fred Alger & Company, Incorporated. (4)



 b) Participation Agreement among the Dreyfus Variable Investment Fund, The Dreyfus Socially Responsible Growth Fund, Inc., the Dreyfus Life and Annuity Index Fund, Inc. (d/b/a/ Dreyfus Stock Index Fund) and MONY Life Insurance Company of America. (4)



   (i)Amended Participation Agreement among Dreyfus Variable Investment Fund, The Dreyfus Socially Responsible Growth Fund, Inc., Dreyfus Life and Annuity Index Fund, Inc. (d/b/a/ Dreyfus Stock Index Fund), Dreyfus Investment Portfolios, MONY Life Insurance Company of America, and MONY Life Insurance Company (2)

 c) Participation Agreement among Enterprise Accumulation Trust, MONY Life Insurance Company of America and MONY Life Insurance Company (5)



 d) Participation Agreement among Fidelity Distributors Corporation, Variable Insurance Products Fund and MONY Life Insurance Company of America. (4)



 e) Participation Agreement among INVESCO Variable Investment Funds, Inc., INVESCO Funds Group, Inc., INVESCO Distributors, Inc. and MONY Life Insurance Company of America. (4)



 f) Participation Agreement among Janus Aspen Series and MONY Life Insurance Company of America. (4)



 g) Participation Agreement among Lord Abbett Series Fund, Inc., Lord Abbett Distributor LLC and MONY Life Insurance Company of America. (4)



 h) Participation Agreement among MFS Variable Insurance Trust, MONY Life Insurance Company of America and Massachusetts Financial Services Company
    (4)



 i) Participation Agreement among Morgan Stanley Dean Witter Universal Funds, Inc., Morgan Stanley Dean Witter Investment Management, Inc., Miller Anderson & Sherrerd, LLP and MONY Life Insurance Company of America. (4)



 j) Participation Agreement among PIMCO Variable Insurance Trust, PIMCO Funds Distributors LLC and MONY Life Insurance Company of America. (4)



 k) Participation Agreement among T. Rowe Price Equity Series, Inc., T. Rowe Price Fixed Income Series, Inc., T. Rowe Price International Series, Inc.,
    T. Rowe Price Investment Services, Inc. and MONY Life Insurance Company of America. (4)



 l) Form of Participation Agreement among Vanguard Variable Insurance Fund, The Vanguard Group, Inc., Vanguard Marketing Corporation and MONY Life Insurance Company of America (7)




9. Administrative Contracts.


 a) Third Party Administration and Transfer Agent Agreement between Andesa TPA, Inc. and The Mutual Life Insurance Company of New York (1)


10. Other Material Contracts. Not applicable.

11. Legal Opinion.


 a) Opinion and consent of Arthur D. Woods, Esq. (7)



 b) Opinion and consent of Robert Levy, Esq. (7)



12. Actuarial Opinion. Not applicable.




13. Calculations. Not Applicable.

14. Other Opinions.


 a) Consent of PricewaterhouseCoopers LLP (7)


15. Omitted Financial Statements. No financial statements are omitted from Item 24.

16. Initial Capital Agreements. Not applicable.

17. Redeemability Exemption. Description of Mony Life Insurance Company of
    America's Issuance, Transfer   and Redemption Procedures for Policies (7)



18. (a) Power of Attorney of Michael I. Roth, Director, Chairman of the Board and Chief Executive Officer (1)



18. (b) Power of Attorney of Samuel J. Foti, Director, President, and Chief Operating Officer (1)



18. (c) Power of Attorney of Kenneth M. Levine, Director and Executive Vice President (1)



18. (d) Power of Attorney of Richard Daddario, Director, Vice President and Controller (1)



18. (e) Power of Attorney of Michael Slipowitz, Director, Vice President and Actuary (1)





18. (f) Power of Attorney of Margaret G. Gale, Director and Vice President (1)



18. (g) Power of Attorney of Steven G. Orluck, Director and Vice President (1)



18. (h) Power of Attorney of Evelyn L. Peos, Director and Vice President (1)



18. (i) Power of Attorney of Richard E. Connors, Director (6)



18. (j) Power of Attorney of Arnold B. Brousell, Vice President, Controller and Chief Accounting Officer (2)



18. (k) Power of Attorney for Jay M. Cohen, Director and Vice President - Chief Compliance Officer (7)



18. (l) Power of Attorney of Sam Chiodo, Director and Vice
   President - Corporate & Strategic Marketing (7)

----------

(1) Incorporated herein by reference to the initial registration statement on Form N-6 (File No. 333-102233) filed on December 27, 2002.





(2) Incorporated herein by reference to post-effective amendment no. 22 to the registration statement on Form N-6 (File No. 333-06071) filed on April 30, 2003.



(3) Incorporated herein by reference to pre-effective amendment no. 1 to the registration statement on Form S-6 (File No. 333-72596) filed on December 7, 2001.



(4) Incorporated herein by reference to post-effective amendment no. 21 to the registration statement on Form S-6 (File No. 333-06071) filed on May 31, 2002.



(5) Incorporated herein by reference to post-effective amendment no. 7 to the registration statement on Form N-4 (File No. 333-72259) filed on April 18, 2001.



(6) Incorporated herein by reference to post-effective amendment no. 3 to the registration statement on Form N-6 (File No. 333-72596) filed on April 30, 2003.



(7) Filed herewith.


Item 28.  Directors and Officers of the Depositor


Name and Principal Business Address*             Position and Offices with Depositor
------------------------------------             -----------------------------------
         Michael I. Roth............ Director, Chairman of the Board and Chief Executive Officer
         Samuel J. Foti............. Director, President and Chief Operating Officer
         Kenneth M. Levine.......... Director and Executive Vice President and Chief Investment
                                       Officer
         Sam Chiodo................. Director and Vice President - Corporate & Strategic
                                       Marketing
         Jay M. Cohen............... Director and Vice President - Chief Compliance Officer
         Richard Daddario........... Director, Vice President and Controller and Chief Financial
                                       Officer

Name and Principal Business Address*           Position and Offices with Depositor
------------------------------------           -----------------------------------
         Michael Slipowitz.......... Director, Vice President and Actuary
         Margaret G. Gale........... Director and Vice President
         Steven G. Orluck........... Director and Vice President
         Evelyn L. Peos............. Director and Vice President
         Arnold B. Brousell......... Vice President, Controller and Chief Accounting Officer
         William D. Goodwin......... Vice President
         Richard E. Connors......... Director and Vice President
         David S. Waldman........... Secretary
         David V. Weigel............ Treasurer

----------
* Principal business address is MONY Life Insurance Company of America, 1740 Broadway, New York, New York, 10019.

Item 29. Persons Controlled by or Under Common Control With the Depositor or Registrant

No person is directly or indirectly controlled by the Registrant. The Registrant is a separate account of MONY Life Insurance Company of America, a wholly-owned subsidiary of MONY Life Insurance Company ("MONY").

The following is a table showing all corporations directly or indirectly controlled by or under common control with MONY Life Insurance Company of America, showing the state or other sovereign power under the laws of which each is organized and the percentage ownership of voting securities giving rise to the control relationship.

                                            Percent Of Voting Securities
            Name              Jurisdiction             Owned                Principal Business
            ----              ------------- ---------------------------- -------------------------
The MONY Group Inc.             Delaware                                 Insurance Holding Company
MONY Life Insurance             New York    100% owned by The MONY       Insurance
  Company                                   Group Inc.
The Advest Group, Inc.          Delaware    100% owned by The MONY       Life Insurance
                                            Group Inc.
Lebenthal & Co., Inc.           New York    100% indirectly owned by     Securities
  Municipal Securities                      The MONY Group Inc.
MONY Life Insurance              Arizona    100% indirectly owned by     Life Insurance
  Company of America                        The MONY Group Inc.
Sagamore Financial                Ohio      100% indirectly owned by     Insurance Holding Company
  Corporation                               The MONY Group Inc.
Matrix Capital Markets Group,   Virginia    100% owned by The MONY       Business Brokerage
  Inc.                                      Group Inc.
PCP Benefit Plans, Ltd.         New York    100% owned by The MONY       Insurance
                                            Group Inc.
MONY Series Fund, Inc.          Maryland    100% owned by The MONY       Mutual Funds
                                            Group Inc.
Enterprise Accumulation Trust Massachusetts 100% indirectly owned by     Mutual Funds
                                            The MONY Group Inc.
U.S. Financial Life Insurance     Ohio      100% indirectly owned by     Insurance
  Company                                   The MONY Group Inc.
Financial Marketing Agency,       Ohio      99% indirectly owned by The  Insurance Distribution
  Inc.                                      MONY Group Inc.

                                           Percent Of Voting Securities
            Name              Jurisdiction            Owned                 Principal Business
            ----              ------------ ---------------------------- ---------------------------
Matrix Private Equities, Inc.  Virginia      100% owned by The MONY     Investments
                                             Group Inc.
MONY International Holdings,   Delaware      100% indirectly owned by   Holding Company
  Inc.                                       The MONY Group Inc.
MONY Asset Management,         Delaware      100% indirectly owned by   Investments
  Inc.                                       The MONY Group Inc.
MONY Capital Management,       Delaware      100% indirectly owned by   Investments
  Inc.                                       The MONY Group Inc.
MONY Agricultural Investment   Delaware      100% indirectly owned by   Agricultural Investment
  Advisers, Inc.                             The MONY Group Inc.
MONY Realty Capital, Inc.      Delaware      100% indirectly owned by   Real Estate
                                             The MONY Group Inc.
MONY Life Insurance             Cayman       100% indirectly owned by   Life Insurance
  Company of the Americas,      Islands      The MONY Group Inc.
  Ltd
MONY Bank & Trust               Cayman       100% indirectly owned by   Banking
  Company of the Americas,      Islands      The MONY Group Inc.
  Ltd.
MONY Consultoria e              Brazil       100% indirectly owned by   Insurance
  Corretagem de Seguros Ltda.                The MONY Group Inc.
MONY International Life        Argentina     100% indirectly owned by   Insurance
  Insurance Co. Seguros de                   The MONY Group Inc.
  Vida S.A.
MONY Financial Resources of     Jamaica      21% indirectly owned by    Financial Planning Services
  the Americas Limited                       The MONY Group Inc.
MONY Securities Corporation    New York      100% indirectly owned by   Broker-Dealer
                                             The MONY Group Inc.
1740 Advisers, Inc.            New York      100% indirectly owned by   Investments
                                             The MONY Group Inc.
MONY Assets Corp.              New York      100% indirectly owned by   Investments
                                             The MONY Group Inc.
Enterprise Capital              Georgia      100% indirectly owned by   Mutual Fund
  Management, Inc.                           The MONY Group Inc.
MONY Realty Partners, Inc.     Delaware      100% indirectly owned by   Real Estate
                                             The MONY Group Inc.
1740 Ventures, Inc.            New York      100% indirectly owned by   Investments
                                             The MONY Group Inc.
MONY Brokerage, Inc.           Delaware      100% indirectly owned by   Insurance Distributor
                                             The MONY Group Inc.
Trusted Investment Advisors    Minnesota     100% indirectly owned by   Broker-Dealer
  Corp.                                      The MONY Group Inc.
Trusted Insurance Advisors     Minnesota     100% indirectly owned by   Insurance Agency
  General Agency Corp.                       The MONY Group Inc.
Trusted Securities Advisors    Minnesota     100% indirectly owned by   Broker-Dealer
  Corp.                                      The MONY Group Inc.
MONY Benefits Management       Delaware      100% indirectly owned by   Benefits Manager
  Corp.                                      The MONY Group Inc.

                                            Percent Of Voting Securities
            Name              Jurisdiction             Owned                Principal Business
            ----              ------------- ---------------------------- ------------------------
Enterprise Fund Distributors,   Delaware      100% indirectly owned by   Mutual Fund Distributors
  Inc.                                        The MONY Group Inc.
Trusted Advisors Insurance    Massachusetts   100% indirectly owned by   Insurance
  Agency, Inc.                                The MONY Group Inc.
MONY Benefits Service Corp.     Delaware      100% indirectly owned by   Plan Administration
                                              The MONY Group Inc.
MBI Insurance Agency of          Alabama      100% indirectly owned by   Insurance Distribution
  Alabama, Inc.                               The MONY Group Inc.
MBI Insurance Agency of           Ohio        100% indirectly owned by   Insurance Distribution
  Ohio, Inc.                                  The MONY Group Inc.
MBI Insurance Agency of       Massachusetts   100% indirectly owned by   Insurance Distribution
  Massachusetts, Inc.                         The MONY Group Inc.
MBI Insurance Agency of           Texas       100% indirectly owned by   Insurance Distribution
  Texas, Inc.                                 The MONY Group Inc.
MBI Insurance Agency of New    New Mexico     100% indirectly owned by   Insurance Distribution
  Mexico, Inc.                                The MONY Group Inc.
MBI Insurance Agency of        Washington     100% indirectly owned by   Insurance Distribution
  Washington, Inc.                            The MONY Group Inc.

Item 30.  Indemnification

Article VI of MONY Life Insurance Company of America's By-Laws provides, in part:

    SECTION 1. The Corporation shall indemnify any existing or former director, officer, employee or agent of the Corporation against all expenses incurred by them and each of them which may arise or be incurred, rendered or levied in any legal action brought or threatened against any of them for or on account of any action or omission alleged to have been committed while acting within the scope of employment as director, officer, employee or agent of the Corporation, whether or not any action is or has been filed against them and whether or not any settlement or compromise is approved by a court, all subject and pursuant to the provisions of the Articles of Incorporation of this Corporation.

    SECTION 2. The indemnification provided in this By-Law shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under By-Law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification for such liabilities (other than the payment by the Registrant of expense incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant, will (unless in the opinion of its counsel the matter has been settled by controlling precedent) submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31.  Principal Underwriter

(a) Other Activity. MONY Securities Corporation ("MSC") is the principal underwriter of the Policies as defined in the Investment Company Act of 1940, as amended. MSC also acts as principal underwriter for a diversified open-end investment company; MONY Life Insurance Company flexible premium variable life insurance policies, last survivor flexible premium variable universal life insurance policies, and individual flexible payment variable annuity contracts; and MONY Life Insurance Company of America flexible premium variable life insurance policies, group flexible premium variable life insurance policies, last survivor flexible premium variable universal life insurance policies, and individual flexible payment variable annuity contracts. MSC is also a registered investment adviser under the Investment Advisers Act of 1940.




(b) Management. The following information is furnished with respect to the officers and directors of MSC:



                                                                                 Positions and Offices
Name and Principal Business Address*       Positions and Offices with MSC           with Depositor
------------------------------------ ------------------------------------------- ---------------------
        Steven G. Orluck............ Director and Chairman of the Board            Director and
                                                                                     Vice President
        Phillip P. D'Ambrisi........ Director, President and Chief Executive       n/a
                                       Officer
        Charles P. Leone............ Director, Senior Vice President and Chief     n/a
                                       Compliance Officer
        John M. Purcell............. Senior Vice President - Marketing             n/a
        Tara L. Eirich.............. Senior Vice President - Operations            n/a
        John C. Norton.............. Senior Vice President - Compliance            n/a
        Timothy Looney.............. Senior Vice President - Financial Principal   n/a
        Chris Adirente.............. Vice President - Marketing                    n/a
        Maria Dunn.................. Vice President - Operations                   n/a
        James N. Gould.............. Vice President                                n/a
        Jeffrey M. Harrison......... Vice President - Financial Planning           n/a
        Robert L. Sansone........... Vice President                                n/a
        Steve Saperstein............ Vice President - Marketing                    n/a
        Tamara L. Bronson........... Treasurer                                     n/a
        Arthur D. Woods............. Secretary                                     n/a

----------

* Principal business address is c/o MONY Life Insurance Company, 1740 Broadway, New York, New York 10019.


(c) Compensation From the Registrant. The following commissions and other compensation were received by each principal underwriter, directly or indirectly, from the Registrant during the Registrant's last fiscal year:


         (1)           (2)
       Name of   Net Underwriting       (3)           (4)         (5)
      Principal   Discounts and   Compensation on  Brokerage
     Underwriter   Commissions      Redemption    Commissions Compensation
     ----------- ---------------- --------------- ----------- ------------
         MSC       $14,206,789           0            N/A         N/A


Item 32.  Location of Accounts and Records

All accounts and records required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules thereunder are maintained by MONY Life Insurance Company of America, 1740 Broadway, New York, New York 10019 or at its Operations Center at 1 MONY Plaza, Syracuse, New York 13202.

Item 33.  Management Services

All management contracts are discussed in Part A or Part B.

Item 34.  Fee Representation

MONY Life Insurance Company of America hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by MONY Life Insurance Company of America.

                                  SIGNATURES


Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, MONY America Variable Account L and MONY Life Insurance Company of America have duly caused Pre-Effective Amendment No. 1 to this registration statement to be signed on their behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York, on this 31st day of July, 2003.



                                          MONY AMERICA VARIABLE ACCOUNT L

                                          (Registrant)


                          By:                *
                               -----------------------------
                               Michael I. Roth, Director,
                               Chairman of the Board and
                               Chief Executive Officer of
                               MONY Life Insurance Company
                               of America


                                          MONY LIFE INSURANCE COMPANY OF AMERICA
                                          (Depositor)

                           By                *
                               -----------------------------
                               Michael I. Roth, Director,
                               Chairman of the Board and
                               Chief Executive Officer


Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated on July 31, 2003.



     Signatures                                Title
     ----------                                -----

         * Director, Chairman of the Board and Chief Executive ------------------ Officer
 Michael I. Roth    (Principal Executive Officer)

         *          Director, President, and Chief Operating Officer
 ------------------
 Samuel J. Foti

         * Director and Executive Vice President and Chief Investment ------------------ Officer
 Kenneth M. Levine

         * Director, Vice President and Controller and Chief Financial ------------------ Officer
 Richard Daddario

         *          Vice President, Controller and
 ------------------ Chief Accounting Officer
 Arnold B. Brousell

         * Director and Vice President--Corporate & Strategic ------------------ Marketing
 Sam Chiodo

         *          Director and Vice President--Chief Compliance Officer
 ------------------
 Jay M. Cohen

         *          Director and Vice President
 ------------------
 Michael Slipowitz

         Signatures                           Title
         ----------                           -----

              *                   Director and Vice President
-----------------------------
Margaret G. Gale

              *                   Director and Vice President
-----------------------------
Steven G. Orluck

              *                   Director and Vice President
-----------------------------
Evelyn L. Peos

              *                   Director and Vice President
-----------------------------
Richard E. Connors

*By: /s/ David S. Waldman         Secretary
    -------------------------
    David S. Waldman,
    Attorney-in-Fact
    Pursuant to Power of
    Attorney

                                 EXHIBIT INDEX




4.(a) Form of Certificate


4.(a)(i)Form of Enhanced Cash Surrender Value Rider to be attached to a Certificate


4.(a)(ii)Form of Flexible Term Insurance Rider to be attached to a Certificate


4.(b) Form of Policy


4.(b)(i)Form of Enhanced Cash Surrender Value Rider to be attached to a Policy


4.(b)(ii)Form of Flexible Term Insurance Rider to be attached to a Policy


5.(a) Form of application for Group Flexible Premium Variable Life Insurance
      Policy


5.(b) Form of Enrollment Form for Group Flexible Premium Variable Life
      Insurance Policy


8.(1) Form of Participation Agreement among Vanguard Variable Insurance Fund,
      The Vanguard Group, Inc., Vanguard Marketing Corporation and MONY Life Insurance Company of America




11.(a)Opinion and consent of Arthur D. Woods, Esq.


11.(b)Opinion and consent of Robert Levy, Esq.


14.(a)Consent of PricewaterhouseCoopers LLP


17.   Redeemability Exception


18.(k)Power of Attorney for Jay M. Cohen


18.(l)Power Attorney for Sam Chiodo